Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following Comcast and TWC Opposition to Petitions to Deny and Response to Comments was made available on Comcast’s website:

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Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C.  20554

In the Matter of	)
)
Applications of	)
)
Comcast Corp.,	)
Time Warner Cable Inc.,	)	MB Docket No. 14-57
Charter Communications, Inc., and	)
SpinCo	)
)
For Consent To Assign or	)
Transfer Control of	)
Licenses and Authorizations	)

OPPOSITION TO PETITIONS TO DENY AND RESPONSE TO COMMENTS

Comcast Corporation	Time Warner Cable Inc.
300 New Jersey Ave., N.W. Suite 700 Washington, D.C. 20001	901 F. Street, N.W. Suite 800 Washington, D.C. 20004

September 23, 2014

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TABLE OF CONTENTS

I.	INTRODUCTION AND SUMMARY	1

II.	STANDARD OF REVIEW	25

A.	Applicants Have Met Their Burden of Proof.	26

B.	Petitioners Have Not Met Their Burden.	30

III.	THE TRANSACTION WILL PROVIDE SUBSTANTIAL PUBLIC INTEREST BENEFITS, AND CHALLENGES TO THESE BENEFITS ARE WITHOUT MERIT.	36

A.	The Transaction Will Accelerate the Deployment of Advanced Broadband Services, Increase Broadband Competition and Innovation, and Expand Broadband Adoption.	36

1.	The Transaction Will Accelerate the Deployment of Advanced Broadband Services to the Acquired Systems.	36

2.	The Transaction Will Foster Greater Broadband Competition and the Virtuous Cycle of Innovation.	43

3.	Expansion of Internet Essentials to Many New Communities Will Increase Broadband Adoption and Reduce the Digital Divide.	49

a.	Commenters Overwhelmingly Endorse Internet Essentials as a Leading Program for Bridging the Digital Divide.	50

b.	Petitioners’ Complaints About Internet Essentials Are Over-stated, Unfounded, and Often Self-Serving.	53

B.	The Transaction Will Acclerate the Deployment of Advanced Video Products and Services.	59

C.	The Transaction Will Promote Greater Voice Competition and Services.	66

D.	The Transaction Will Enhance Competition and Choice for Businesses of All Sizes.	67

E.	The Transaction Will Accelerate the Deployment and Adoption of Next-Generation Cable Advertising Technologies.	74

F.	Other Transaction Benefits	79

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1.	The Transaction Will Generate Key Efficiencies That Will Drive the Public Interest Benefits.	79

2.	The Extension of Commitments and Conditions from the Comcast-NBCUniversal Order Will Further Enhance the Public Interest.	82

3.	The Transaction Will Extend Comcast’s Leading Accessibility Initiatives and Innovations to the Acquired Systems.	104

4.	The Transaction Will Produce Other Consumer and Competition Benefits by Increasing the Contiguous Service Areas of Systems Owned by Comcast, Charter, and GreatLand Connections.	106

5.	The Transaction Will Create a More Reliable and More Secure Network for More Homes and Businesses.	110

IV.	THE TRANSACTION WILL NOT HARM COMPETITION OR THE PUBLIC INTEREST.	112

A.	Petitioners Erroneously Define Certain “Relevant Markets.”	113

1.	Broadband Market Definition	113

a.	The Broadband Market Is Local, Not National.	115

b.	The Relevant Broadband Product Market Must Consider DSL, Wireless, and Other Technologies.	120

2.	MVPD Market Definition	136

3.	“Homes Passed” Is Not a Relevant Metric for Any Service.	142

B.	No Horizontal Harms: The Transaction Presents No Threat of Horizontal Harm in Any Relevant Market.	143

1.	No Harm to Broadband Services Competition	144

a.	National “Market” Share Figures Are a Red Herring.	144

b.	There Will Be No Anticompetitive Concentration of Internet Backbone Services.	146

2.	No Harm to Video Programming	147

a.	Comcast’s Increased Scale as a Buyer of Programming Will Not Give Rise to Any Competitive Harm.	147

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b.	Comcast’s Increased Programming Assets Will Be Minimal and Will Not Give Rise to Any Competitive Harm with RSNs or Local News.	171

3.	No Harm to Video Distribution Services	175

4.	No Harm to the Equipment Marketplace	176

a.	The Transaction Will Not Limit the Device Options for Other MVPDs.	177

b.	Comcast Is Increasing, Not Restricting, Customer Access to TVE Services On Retail Devices.	182

c.	Contrary to Commenters’ Claims, Comcast Is an Industry Leader in Enabling Consumers to Access Cable Services on Retail Devices.	185

d.	The X1 Platform Will Not Impede Customer Access to Over-The-Top Video.	187

5.	No Harm to Voice Services	190

6.	No Harm to Business Services	192

7.	No Harm from Loss of “Benchmark” Competition	193

C.	No Vertical Harms: The Transaction Will Not Facilitate Anticompetitive Foreclosure or Other Exclusionary Conduct.	194

1.	No Vertical Foreclosure of OVDs on the Broadband Network	195

a.	Broadband Foreclosure Claims Are Not Transaction-Specific.	195

b.	The Combined Company Will Have No Enhanced Incentive to Foreclose OVDs.	197

c.	The Combined Company Will Have No Enhanced Ability to Foreclose OVDs.	205

d.	Usage-Based Billing Does Not Give Rise to Public Interest Harms.	233

2.	No Vertical Foreclosure in the Sale of Programming to Rival MVPDs or Unaffiliated OVDs	236

a.	Comcast’s Video Programming Ownership Will Not Substantially Increase.	237

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b.	Expanding Its Customer Base Will Not Increase Comcast’s Incentive or Ability to Foreclose Rival MVPDs and OVDs from its Programming.	238

3.	No Vertical Foreclosure in the Carriage of Unaffiliated Programmers	246

a.	Transaction Reviews Have Too Often Been Used for Frivolous Program Carriage Advocacy.	248

b.	No Affiliation-Based Discrimination Against National Programmers	251

c.	No Affiliation-Based Discrimination Against Spanish-Language Programmers	260

d.	No Affiliation-Based Discrimination Against Regional or Local Programmers	263

D.	No Harm to Advertising	265

1.	Overview of the Advertising Marketplace	265

2.	The Transaction Poses No Harm to Advertising.	269

a.	No Competitive Harms for National or Regional Advertisers	269

b.	No Competitive Harms for Local Cable Advertisers	269

3.	No Competitive Concerns for Advertisers from a Reduced Supply of Local Advertising or from Bundling	272

4.	No Competitive Concerns for Cable Advertising Representation Services	273

5.	No Competitive Issue with NCC Media	277

6.	The Transaction Will Not Stifle The Development of Advanced Advertising Services.	278

V.	OTHER ISSUES RAISED BY COMMENTERS ARE NOT TRANSACTION-SPECIFIC, ARE ADDRESSED IN OTHER PROCEEDINGS, OR ARE OTHERWISE EXTRANEOUS, AND THUS ARE IRRELEVANT TO THE COMMISSION’S ANALYSIS.	279

A.	Customer Service	279

B.	Customer Prices	285

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C.	PEG Programming	291

D.	Local Franchising Issues/Enforcement	298

E.	Workforce Issues	300

F.	Customer Privacy and Character Issues	303

G.	Municipal Broadband	307

H.	Wholesale Access	308

I.	iN Demand	310

J.	Headend in the Sky	312

K.	Broadcaster Issues	314

L.	Beach TV	317

M.	Future Industry Consolidation	319

VI.	CONCLUSION	320

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EXHIBITS
1.	Reply Declaration of Dr. Mark A. Israel

2.	Reply Declaration of Dr. Gregory L. Rosston and Dr. Michael D. Topper

3.	Declaration of Dr. Dennis W. Carlton

4.	Declaration of Kevin McElearney

5.	Declaration of Dr. Constantine Dovrolis

6.	Comcast’s Leading Track Record on Diversity and Community Involvement and Citizenship

7.	Select Comcast-NBCUniversal Diversity and Inclusions Awards (2010-2014)

8.	Select Comcast-NBCUniversal Community Investment Awards (2010-2014)

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I.	INTRODUCTION AND SUMMARY

In this proceeding, Applicants have demonstrated that the license transfers from the Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) transaction and related exchange of systems with Charter Communications, Inc. (“Charter”) (collectively, the “Transaction”) will produce substantial, verifiable public interest benefits that advance core Commission objectives.  The Transaction will greatly expand the quality of communications services available to millions of additional consumers and businesses.  It will also provide the combined company with the greater scale and synergies essential to continue to invest in and upgrade its networks, innovate, and compete more effectively against the growing number of communications, media, and technology providers with national and global scale.  This, in turn, will spur greater competition, investment, and innovation by other providers.

Specifically, Applicants have demonstrated that the Transaction will result in the following substantial benefits for millions more American consumers and businesses, and not a single opponent or commenter demonstrates otherwise:
•	accelerated deployment of higher broadband speeds and enhanced broadband services;

•	greater availability of advanced video and voice services and technologies;

•	accelerated digital upgrades for the acquired systems, which will enhance network reliability and security and foster next-generation services;

•	greater choice in video offerings (including the most advanced and robust video-on-demand (“VOD”) and TV Everywhere (“TVE”) experience);

•	greater scale and scope efficiencies leading to more investment and innovation;

•	increased business service and wireless backhaul competition resulting in lower prices and enhanced service offerings;

•	deployment of a more robust and expansive Wi-Fi network;

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•	development and deployment of dynamic ad insertion (“DAI”) and addressable technologies for more effective advertising, particularly in VOD and online content; and

•	geographic rationalization-related efficiencies leading to other enhanced service offerings, better performance, and more competition.

Comcast has pledged to make substantial incremental investments – hundreds of millions of dollars annually – to TWC’s planned upgrades and enhancements over the next three years to accelerate improvements to TWC’s plant and facilities.  Based on the information Comcast has obtained so far, it projects that the acquired customers in each market will have access to all of Comcast’s products and services within 36 months of the closing date of the Transaction, although some markets will be fully transitioned within a period as short as 12 months or even sooner.  Together, these investments will help realize the many transaction-specific consumer and competition-related benefits throughout the combined company’s expanded footprint.

Even more significant, when Comcast invests, it incentivizes competitors to invest too, fueling the virtuous cycle of investment and reinvestment referenced by Chairman Wheeler in his recent remarks on broadband competition, and benefiting even more Americans.  As AT&T’s CEO Randall Stephenson observed, the Transaction “puts a heightened sense of urgency” on competitors to “very, very aggressive[ly]” invest capital in their networks and improve the quality of their services – including, for example, AT&T’s recent announcement to expand its Project VIP, 1 Gig service to up to 100 new cities.  Such competitive investment is a highly desirable outcome for consumers and for the national economy.

Beyond these substantial benefits to the quality and growth of our nation’s advanced communications infrastructure and services, the Transaction will provide other important public interest benefits.  Notably, it will extend Comcast’s acclaimed broadband adoption program, Internet Essentials, to millions of additional low-income families throughout the acquired systems.  Comcast has already connected over 1.4 million low-income Americans to the Internet, far more than any other program of its kind.  And Comcast will extend many other public interest benefits from the NBCUniversal transaction to the acquired TWC and Charter systems – including Comcast’s commitments to standalone broadband offerings, diversity, accessibility, and the protections of the Commission’s 2010 Open Internet rules.

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These many transaction-specific benefits are precisely the kind of verifiable, non-speculative benefits that the Commission has long recognized as satisfying its public interest standard.  Indeed, most of these benefits are substantially similar to ones that Comcast has previously committed to deliver in prior cable transactions approved by the Commission.  And the record shows that, in each prior case, Comcast has met and often far exceeded those commitments.  It will do the same here.

These benefits are also confirmed by the comprehensive expert declarations previously submitted by Dr. Mark Israel of Compass Lexecon and Drs. Gregory Rosston of Stanford University and Michael Topper of Cornerstone Research.  As part of this Opposition and Response, Applicants provide additional evidence and econometric analyses that further demonstrate the benefits that will derive from the Transaction, and also comprehensively rebut the assertions in each of the economic and other reports filed by opponents.  Applicants’ additional submissions include:

(1)                 Further economic and econometric analyses in reply declarations by (i) Dr. Dennis W. Carlton of Compass Lexecon, (ii) Dr. Israel, and (iii) Drs. Rosston and Topper;

(2)                 A declaration by Kevin McElearney, Senior Vice President, Network Engineering for Comcast Cable, setting out the accurate facts relating to Comcast’s traffic exchange practices and experience and dealings with Cogent, Netflix, and other partners; and

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(3)                 A declaration by Dr. Constantine Dovrolis, a professor of Computer Science and Engineering at Georgia Institute of Technology and an expert on Internet peering and transit, providing the overall technical and economic context of Internet interconnection and responding to misrepresentations made in the declarations submitted by Netflix and Cogent regarding these issues.

The record evidence that Applicants have provided demonstrating the significant public interest benefits from the Transaction is further bolstered by over 500 substantive, supportive comments and letters filed by third parties.  These supporters of the Transaction span a wide range of individuals and entities, including business development and community organizations, diversity groups, advertisers, programmers, schools and universities, elected officials and other policymakers, and private citizens.  Each commenter’s support is based on first-hand experiences with Applicants, and powerfully reinforces that the Transaction is pro-consumer, pro-competitive, and strongly in the public interest.

State and local elected officials representing diverse populations from New York to California, including urban and rural districts in both Comcast and TWC areas, have underscored the significant benefits this Transaction will provide for their constituents.  These officials understand better than anyone their local needs and attest to the greater investment, innovation, and quality of services that the Transaction will bring to their communities.

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For example, a joint filing of more than 50 mayors – Republicans and Democrats, from Comcast and TWC cities – notes that “[c]ities joining the Comcast service area will benefit from increased network investment, faster Internet speeds, improved video options and leading community development programs to help us tackle important community challenges like the digital divide.”

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Rahm Emanuel, Mayor of Chicago, writes that “we are optimistic that the increased resources of the combined corporation will lead to more investment in local network infrastructure and faster Internet speeds.”

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Governor Peter Shumlin of Vermont writes that “I am pleased to report that Comcast has delivered on the promise [to expand broadband to some of our most rural areas] and has invested nearly $128 million in our state.  . . .  I look forward to Comcast’s continued investment in my state and expect that [the Commission’s] approval of this transaction would enhance Comcast’s commitment to continue working to bring services to low-income and rural Americans.”

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Over 100 chambers of commerce and business organizations across the country have similarly voiced their strong support for the Transaction.  These include national minority business organizations, such as the National Black Chamber of Commerce, Latinos in Information Sciences and Technology Association, the National Puerto Rican Chamber of Commerce, and the U.S. Pan Asian American Chamber of Commerce Education Foundation.  Each organization attests to Comcast’s proven commitment to providing high quality services and recognizes the competitive benefits a geographically larger and stronger Comcast could bring to business of all sizes (including minority-owned businesses).

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For example, the California Hispanic Chamber of Commerce notes that “our members will have more choices of providers for high-end services, and our larger business members with locations in both the northern and southern parts of the state will be able to better integrate their operations, thus increasing efficiency and lowering operating costs.”

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The Redwood City-San Mateo County Chamber of Commerce observes that the “entry of Comcast’s business offerings into more markets where our members operate will create new competition for telecom services.  As a result, our members will have more choices of providers for high-end services, and our larger business members with locations in both the northern and southern parts of the state will be able to better integrate their operations, thus increasing efficiency and lowering operating costs.”

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The Fort Worth Chamber of Commerce states that “[t]he businesses and consumers of Fort Worth would benefit from access to these top-of-the-line services, and by approving the proposed transaction, the FCC could allow Fort Worth to catch up to current Comcast markets.”

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The Associated Industries of Massachusetts also recognizes that the Transaction “will ramp up competition among communication companies for customers among small and medium businesses and consumers.  The result will mean innovation and cutting edge products and services for our consumers and businesses.”

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Likewise, industry innovators, such as Cisco, TiVo, Broadcom, and Arris, understand the relevant competitive dynamics and investment incentives at play, and are confident that the Transaction will produce benefits for consumers.  These companies attest to Comcast’s long history of investing in next-generation technologies and partnering to bring best-in-class products and services to its customers.

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Cisco writes that the combined company’s greater scale will “enabl[e] it to increase its investments in cutting-edge technologies and services and spread the costs across a larger customer base” and “allow Comcast and Charter to better rationalize their geographic footprints, producing efficiencies that will provide more room for investment and innovation.”

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Broadcom states that the Transaction “will give Comcast the scale required to build on its industry leading technology initiatives and to invest in further innovation in video and broadband services.  This investment will benefit consumers by accelerating the deployment of all-digital cable systems that offer higher broadband speeds, more advanced services and a more robust and secure network.”

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And TiVo observes that, “[b]ased on Comcast’s history of working with TiVo to facilitate innovation, . . . the [transaction] should benefit consumers that wish to use retail devices to access their pay-TV programming as we would expect Comcast’s leadership and supportive policies to continue and expand.”

A host of start-ups, like Maker’s Row, Nextdoor, Quantifind, Shuddle, Inc., SundaySky, and Versa, similarly support the Transaction.  These commenters vouch for Comcast’s commitment to supporting new and innovative businesses, and recognize that the Transaction will provide greater scale and efficiencies that enable the combined company to increase those kinds of investments.  And they rebut – with real-world practicality – any assertion that the Transaction would be harmful for start-up companies or budding entrepreneurial businesses.

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A substantial and diverse group of programmers, including independent programmers, further attest to Comcast’s commitment to carry diverse, quality programming – regardless of affiliation – that meets the needs and interests of its customers.  These programmers all support the Transaction without qualification and include, among others, Access La Porte County, BabyFirst Americas, Bedford Community Television, Berks Community Television, Cape Cod Community Media Center, Condista, Crossings TV, El Rey, Hallmark, INSP, JTV, New England Sports Network (“NESN”), Outside TV, Ovation, PBS Hawaii, REELZ, REVOLT, Rutland Region Community Television, Starz, Television Korea 24, and UnionTV34.

•	Ovation states, for example, that “Comcast has the best record of any pay-TV provider in launching independent networks like Ovation, as well as many minority-owned channels, such as TV One.”

•	INSP adds that the Transaction “will be a great development for independent networks.”

•	NESN confirms that “Comcast has a strong record of supporting independent sports networks—even those that compete with Comcast’s own CSN.”

•	BabyFirst America reports that “Comcast’s support for our network over the last two years demonstrates how great Comcast is in supporting diversity and independent channels.”

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Outside Television shows that “[a]lthough Comcast already carried a wide variety of sports programming, including NBC SportsNet and regional sports networks, Comcast saw that Outside Television could serve an untapped niche with tremendous upside.”

•	Crossings TV affirms that “[w]ithout Comcast there would have been no Crossings TV.”

These programmers are among the more than 160 purely independent networks (over 100 networks focused on diverse programming) that Comcast carries today; and, since the NBCUniversal transaction, Comcast has expanded its carriage of 141 independent programmers by 217 million customers, collectively.  Their direct experiences with Comcast reinforce the new opportunities that the Transaction will provide to programmers throughout the country by significantly expanding Comcast’s distribution network.

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And while a handful of commenters have tried to suggest that the advertising market could be harmed by this Transaction, the only advertisers participating in the proceeding disagree.  Major advertising agencies like GroupM, Horizon Media, and MediaVest – which represent top advertisers across the globe and place tens of billions of dollars in advertising annually in the U.S. alone – filed in support of the Transaction, attesting to the significant benefits it will bring to the advertising industry, including the accelerated development and deployment of next-generation technologies like DAI and addressable advertising.

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GroupM, for instance, notes that the Transaction will enable the combined company to offer DAI across its expanded footprint, and that “deploying it at such scale would help make it an industry standard, thereby reinstating advertiser confidence that their ads are being viewed.”

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Horizon Media echoes that, to date, “[a]ddressable advertising has largely been difficult to achieve because of lack of reach,” but that “[t]hrough the merger, the combined entity would deliver the kind of scale required to make such hyper-targeting a viable option, [thereby] allow[ing] clients to more effectively and strategically reach their target consumer.”

The record further reflects widespread enthusiasm for Comcast’s promise to extend its strong commitment to diversity and diversity and inclusion practices to the legacy TWC and Charter markets, and to improve on and integrate the best of those companies’ practices.  Over 150 diversity groups and community partners endorse the Transaction, representing African American, Asian American, Hispanic, LGBT, People with Disabilities, and Native American communities.  These commenters attest to Comcast’s proven commitment to promoting diversity across all of its corporate operations, from governance, workforce recruitment and retention, procurement, programming, and philanthropy to community investment.

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The NAACP observes that “Comcast has played a large, positive role in African American hiring in the networking space [and] Comcast’s demonstrated record in diverse hiring practices makes [us] confident that the result will be positive for our members and for communities of color throughout the country.”

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The African American Mayors Association notes that Comcast has consistently been ranked among the top places to work for minorities and women and concludes that, “[w]hile many companies struggle with inclusion, at Comcast people of color account for 40% of the employee population.”

•	The National Foundation for Women Legislators states that “[Comcast’s] work toward increasing diversity in the workplace has been recognized throughout the industry.”

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The United States Hispanic Leadership Institute adds that “Comcast is the nation’s most extensive provider of Spanish-language networks, having invested in the development of independent channels like El Rey and BabyFirst Americas.”

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MANA, a national Latina organization, emphasizes that Comcast has launched a package containing 50-60 Spanish language channels in major Hispanic markets, increased the amount of Spanish language programming available on their On-Demand service, and made continued investments in Telemundo, allowing for more Spanish language programming news broadcasts.

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The California Asian Pacific Chamber of Commerce cites “Comcast’s efforts to support small and minority owned businesses [as] exemplary, and according to the company’s own disclosures, business with minority-owned suppliers has totaled over $4 billion since 2010.”

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The United States Hispanic Chamber of Commerce recognizes “[o]ne of the ways that Comcast was able to keep its commitment to diversity was by implementing a new method for recruitment as well as leadership training programs aimed at cultivating a robust pipeline.”

•	The DC Chamber of Commerce states that “Comcast’s inclusive practices, when it comes to awarding supplier contracts to women and minority-owned businesses, is a model for other employers.”

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The Graham Memorial Community Church notes “Comcast’s commitment to promoting diversity and providing opportunities for minorities in our community.  It is a fact that African-American neighborhoods are often left behind when it comes to technology and infrastructure investments, but Comcast has long demonstrated its commitment to our community by making meaningful investments to ensure our citizens have access to the highest quality services.”

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Community and non-profit organizations and political leaders across the country confirm Comcast’s longstanding commitment to supporting local communities in a variety of important ways.  These commenters include, among others, Big Brothers Big Sisters, Boys & Girls Club, United Way, Urban League chapters, By the Hand Club for Kids, City Year, and La Voz Latina.  Educators from Colorado, Massachusetts, Missouri, and Hawaii also attest to the importance of Comcast’s community investment and community service initiatives, including Comcast Cares Day, the nation’s largest single-day corporate volunteer effort.

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Governor Markel of Delaware states that “Comcast’s corporate citizenship doesn’t operate from 9 to 5.  We see their sustained partnerships everywhere we look in our communities.  Comcast employees fully participate in making our towns and cities better places to live through corporate programs like Comcast Cares Day and United Way contributions, which drew nearly 1,000 volunteers and 1,000 pledges in 2013 alone, respectively.”

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The American Association of People with Disabilities, The Arc, and Easter Seals applaud Comcast’s proven commitment to, and innovation in, making its products and services accessible for all consumers.  As Easter Seals states, “Accessible TV navigation options like voice command, closed captioning across platforms, and adaptation of mobile and web applications are among some of the things Comcast is offering or piloting to enrich user experience for all.  Through a union with Time Warner Cable, many Americans living with disabilities would have newly gained access to these game changing technologies.”

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Cape Cod Community Media Center observes that “[o]ften times large companies’ community investment can be seen as half-hearted ‘window dressing.’  That is absolutely not the case with Comcast.  Comcast is a true and genuine community leader.  Beyond our partnership, Comcast has shown it is dedicated to bettering our community.”

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The Virginia Holocaust Museum notes that “Comcast has consistently supported programs here in the vital areas of diversity and citizenship training, math and science and literacy development, and tolerance in a democratic society.  Comcast puts their money where only the mouths of others are in community endeavors.  They were the first corporate sponsor at the founding of this Museum seventeen years ago, and have supported it in all the years since.”

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Big Brothers and Big Sisters “partnered with Comcast [to] develop[] the Beyond School Walls program, which is currently the nation’s largest workplace mentoring program for young people.  Last school year, some 300 ‘Littles’ participated in the mentoring program in 13 Comcast offices nationwide, each paired with a Comcast ‘Big’ whose time and guidance has led program participants to earn higher grades, post lower truancy rates, and increase graduation rates.  I am impressed with Comcast’s commitment to this program and their desire to see a meaningful outcome for each child.”

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The Middlesex United Way credits partnering with Comcast for helping “to build our first ‘Born Learning Trail.’ . . .  This trail gives children a chance to experience outdoor learning that would otherwise be inaccessible to them, thus furthering our goal of improving the education of the children in our community.  The trail offers a variety of activities that help to lay the foundation for developing problem solving, critical thinking, leadership and team building by encouraging children to talk, listen, read, think, imagine and create.”

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The Savannah Chamber of Commerce recognizes “Comcast’s commitment to education . . . evidenced through its signature scholarship program, Leaders and Achievers.  The program rewards young people for getting involved in their schools and making positive change in their communities.  Since its inception in 2001, numerous Savannah area students have been recognized as Comcast Leaders and Achievers. . . .  To date, Comcast has awarded close to $20 million to nearly 20,000 Leaders and Achievers Scholarship winners throughout the country.”

Similarly, hundreds of commenters extol Comcast’s commitment to bridging the digital divide through its Internet Essentials program, effectively rebutting the unsupported and inaccurate criticisms of the program by a couple of commenters with their own agendas independent of the Transaction.

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As the Democratic Governors Association explains, “Comcast’s Internet Essentials program closes the gap in access between rich and poor by offering affordable Internet and computer literacy partnerships to families across the country.”

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The Cuban American National Council further observes that “Internet Essentials addresses virtually all the leading obstacles to broadband adoption that experts have identified.  If we are going to truly close the digital divide in this country, we need to expand these efforts, as Comcast proposes to do through this transaction.”

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The National Hispanic Caucus of State Legislators describes Internet Essentials as “a lifeline to underserved communities,” and emphasizes “the possibilities for empowerment if the program is extended to some of our largest Latino centers, like Los Angeles and New York City.”

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And the Boys & Girls Club of America observes that “Data on Internet Essentials suggests that 59% of participating families believe Internet access helped at least one person in their household to find a job – a reminder that Comcast’s program is stimulating economic growth in its communities.”

The comments quoted above are only a small subset of the hundreds of similar comments attesting to the many significant and wide-ranging benefits that this Transaction will bring to individuals, businesses, institutions, and community organizations across the nation.  Taken as a whole, therefore, the record amply demonstrates that the Transaction will serve the public interest, convenience, and necessity in specific, verifiable ways – including many that the Commission has already found meet its public interest standard in prior license transfer review proceedings.  Remarkably, there is, in fact, little dispute as to these transaction-specific benefits.  There is almost no attempt by opposing commenters to rebut the significant public interest benefits demonstrated by Applicants.  And the handful of feeble efforts to question certain elements of the public interest benefit case fail for lack of factual support.

The record also confirms that granting the license transfer applications will not result in any harms to the public interest.  The Transaction involves no horizontal consolidation in any relevant market.  After the Transaction closes, customers in the Comcast and former TWC and Charter markets at issue will have at least as many providers to choose from – for Internet, video, voice, and business services, and advertising – as they have today.  No customer in any of these markets will lose a single competitive choice as a result of the Transaction.  Nor does the Transaction raise any vertical concerns.  The record shows robust and increasing competition for all of these services in each of the relevant markets in which the combined company will operate.  And, together with well-established antitrust laws and Commission rules, various conditions adopted in the NBCUniversal Order will extend to the acquired systems and provide an additional safeguard against any vertical harms.

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In contrast to the strong record established by Applicants and others in support of the license transfer applications, opponents (referred to herein variously as “petitioners” and “commenters”) have failed to demonstrate that granting those applications will disserve the public interest in any material respect.

The majority of arguments and allegations raised by petitioners are not transaction-specific and, therefore, are irrelevant to the Commission’s analysis in this proceeding.  To be sure, there are extended riffs on a generalized “big is bad” theme, but this is symptomatic of the overheated rhetoric that large transactions always evoke.  Consider the following quotations:

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“What is at stake here is nothing less than the future of the Internet, and whether the future Internet will be open or closed to independent and diverse voices and viewpoints . . . .  Will consumers retain the freedom to access any website, as they could when government policies were in place that ensured nondiscriminatory access, or will they be restricted to visiting sites approved by – or in business with – the ‘gatekeeper’ that provides high speed Internet access?  By definition, approval of this transaction cannot be in the public interest.”

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“It is quite clear that as the commercial value of the Internet grows, these huge communications corporations are more than willing to destroy its fundamental openness . . . .  Competition and open communications would suffer a disastrous setback.”

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“Comcast and Time Warner are the nation’s dominant residential broadband providers . . .  Increasing their national and regional concentration will permit them to block both [broadband-based providers] and potential video programming rivals, such as TiVo/Netflix.”

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“Offering Internet service under the closed cable TV system model will, quite literally, change the character of the Internet as an engine of creative technological and marketplace innovation, open entry, economic growth, and free expression.”

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Tellingly, the above “doom and gloom” predictions – while reflective of the petitions and certain comments in this proceeding – were, in fact, submitted in opposition to prior cable and other transactions approved by the Commission as far back as 1998.1  These naysayers began their apocalyptic forewarnings ages ago – when most of us were connecting to the Internet at 14 or 28 thousands of bits per second, and a few had begun to use 56k modems.  That’s when cable really “rolled the dice” – not on a way to control the Internet, but on a risky new technology to create a service that Americans had no idea they would even want.  Yet, as soon as cable modem technology started to work, and even more so with every attempt by any two parties to get together to enhance their competitive footprint and capabilities, the doomsayers predicted calamity resulting from cable’s alleged “bottleneck power.”  The sky, they claim, has been falling ever since.

Except that it hasn’t.  Telcos rolled out DSL; cable operators improved cable modem service; telcos then invested more in advanced DSL services and FTTP; many companies invested and explored other technologies like terrestrial microwave, satellite, and broadband over power lines; first 2G, then 3G, and now 4G wireless were invented and deployed.  All told, hundreds of billions of dollars were invested; some things worked; others did not, but vastly more households started connecting.  And as Internet networks developed, so did online video distributors (“OVDs”) – becoming a new part of the program buying marketplace and offering new competition to at least part of the established video provider business model.  In turn, with this explosion of online video traffic, cable operators, telcos, and other providers continued rapidly upgrading their networks and their broadband speeds, thereby helping to catapult video streaming services even farther, and pushing OVD subscriber levels to 10, 20, 30 million and more.  Today, the Internet is wide open and faster than ever before – thanks in large part to thoughtful regulatory policies that removed barriers to competitive entry, reduced regulation, and allowed this vibrant marketplace to grow and flourish.

1           The “doom and gloom” opposition quotes above are, respectively, from AT&T Inc. and BellSouth Corp. Application for Transfer of Control, Comments of Center for Creative Voices in Media, WC Docket No. 06-74, at 2 (Oct. 24, 2006); Application of America Online, Inc. and Time Warner, Inc. for Transfer of Control, Statement of Dr. Mark N. Cooper, Consumers Union, Consumer Federation of America, Media Access Project, and Center for Media Education before the En Banc Hearing, CS Docket No. 00-30, at 4 (July 27, 2000); Applications for the Consent to the Assignment and/or Transfer of Control of Licenses Adelphia Communications Corp. to Time Warner Cable Inc., Petition to Deny of Free Press et al., MB Docket No. 05-192, at 16 (July 21, 2005); Joint Application of AT&T Corp. and Tele-Communications, Inc. for Approval of Transfer of Control of Commission Licenses and Authorizations, CS Docket 98-178, Petition to Deny of Consumers Union et al., at 12 (Oct. 29, 1998).  The same “doom and gloom” prophecies are repeated again in this proceeding.  See, e.g., Consumer Federation of America et al. (“CFA et al.”) Petition to Deny at 63-64 (“Allowing firms that have been at the forefront of the industry-wide efforts to undermine competition to become a ‘fearsome Goliath’ that towers over the rest of the industry would deal a severe, if not a death blow to emerging competition.”); Free Press Petition to Deny at 7 (“This proposed transaction would create a telecommunications and pay-TV giant of unprecedented proportion.  It would also bestow upon Comcast unprecedented and unchecked gatekeeper power over the Internet, in ways that eclipse the control once held by the monopoly Bell System.”).

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In short, investment, innovation, and competition are continuing – and, in fact, flourishing.  Every morning we wake up to an Internet that is better in every respect than the one we had the night before.

Yet, every step of the way, we continue to hear cries of alarm about “bottlenecks” and “chokepoints” not only on the Internet, but also in the programming and video distribution marketplace, as well as the program buyers’ marketplace.  In fact, all of these marketplace segments are more competitive today than they have ever been before.  Nevertheless, opponents of this Transaction (e.g., Dish, Free Press, Consumer Federation, Consumers Union/Common Cause, Netflix) persist in making the same speculative and unsupported claims here that have been made for years in every major cable transaction.  These claims are as unfounded today as they were when the Commission rightly and repeatedly rejected them in prior decades.

Indeed, their claims are even more unfounded here because many of them are being made only because Comcast refused to grant various self-interested requests that were made directly to Comcast soon after the Transaction was announced – almost always with an express or at least an implicit offer to support the Transaction (or stand down, at minimum) if the requester’s demands were met.  These include requests for free backbone interconnection, requests for participation in advertising “interconnects,” requests to share advanced advertising technology that Comcast develops, requests for wholesale service arrangements, requests to make all of Comcast’s programming agreements with every single programmer renewable on the same date, requests to renegotiate program carriage arrangements that are not due to expire, requests to expand carriage or increase fees, and many requests to agree to carry networks that do not even exist yet  – or that exist, but that are carried by no one.  If just the programming asks alone were considered – and even then, only those that are concrete enough to estimate – these demands and related proposed conditions would cost Comcast upwards of $5 billion above any reasonable estimate of what its programming costs might be over the next several years, which would translate into increased costs for Comcast customers of more than $4 per month by 2019 and in perpetuity.

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The significance of this extortion lies in not just the sheer audacity of some of the demands, but also the fact that each of the entities making the “ask” has all but conceded that if its individual business interests are met, then it has no concern whatsoever about the state of the industry, supposed market power going forward, or harm to consumers, competitors, or new entrants.  The Commission should take heed of this, because, while the Transaction is perceived as an opportunity for so many to leverage their individual interests, none has been able to make a fact-based, compelling argument that the Transaction would actually harm the public interest.

Instead, many petitioners press nothing more than a host of individualized business interests and disputes – from the reasonableness of commercially negotiated agreements (e.g., Netflix, Cogent), to self-interested program carriage demands (e.g., Discovery, TheBlaze, Back9, RFD-TV, Veria Living, Herring Broadcasting, Weather Nation, etc.), to concerns over how enhanced competition might affect a particular firm (e.g., COMPTEL, Dish, RCN et al.), and to other issues that have no bearing on the license transfer applications (e.g., CenturyLink, Viamedia).  Other petitioners raise industry-wide issues, such as open Internet policies, interconnection practices, and similar matters of general interest that are properly addressed (and largely being addressed) in other Commission proceedings (e.g., Netflix, Cogent, Dish).

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For example, in addition to the well-worn “doom and gloom” prophecies from consumer groups, such as Common Cause, Consumers Union, Consumer Federation of America, and their allies, other more egregious misuses of this license transfer review process include the following:

•
Netflix recycles prior claims about its interconnection agreement with Comcast – something that is plainly not transaction-specific, since it predates this proceeding by months, features in Netflix's nearly identical advocacy in the Commission’s unrelated Open Internet proceeding, and mirrors Netflix’s incessant complaints about its agreements with other ISPs.  What its comments and trumped-up economic theories here show is that Netflix will use any proceeding, in any context, to try to shift the costs for carrying its content onto the backs of others – a great business result for Netflix, but one that would increase prices to consumers and disserve the public interest.  As the biggest edge provider and OVD in the country (with over 35 million U.S. subscribers – more than Comcast post-transaction), one would expect Netflix to act responsibly on the Internet, but instead, Netflix deliberately sent its traffic on routes that could not support it, and ignored other routes that could easily have handled it.  The robust capacity on those routes is a complete answer to Netflix’s various arguments:  Netflix was never forced to choose the routes it used, and Comcast certainly did not compel a direct relationship.  Rather, as Netflix’s CEO acknowledged right after the agreement was reached:  “We found middle ground on our issues that worked well for both of us for the long term, and works great for consumers.”  The agreement is a “great” deal for consumers, and there could be no clearer evidence that Netflix’s expedient change of heart reflects nothing more than a base attempt to gain additional commercial advantages over Comcast through a regulatory condition that is unjustified and would be anything but “great” for consumers.

•
Cogent peddles many of the same economic arguments about the Transaction as Netflix, but for a different self-interested agenda.  Cogent makes its money by charging edge providers for transit costs and is desperate to prevent Comcast from competing with it in this space – including by helping to lower transit costs for edge providers through direct interconnection agreements, which, as Netflix has acknowledged, is “great for consumers.”  Cogent’s alleged concerns are no more transaction-related than Netflix’s, and Cogent’s economic arguments are easily refuted.  The bottom line is that the transit market is vibrantly competitive, and that fundamental reality refutes both Cogent’s and Netflix’s theoretical harms from the Transaction.  Cogent has a long history of bare-knuckled disputes in the industry, with Comcast being only one in a long line of companies involved in such disputes; dressing it up as a transaction-related argument here is just a new tactic.

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•	Dish claims that the Transaction will create three potential “chokepoints” in the combined company’s broadband services. Dish is wrong on each count.

o
Dish’s first theory that Comcast might prioritize its own services on the “last mile” of its network before other competitors is easily disproved.  Comcast’s commitment to abide by the Commission’s 2010 Open Internet Order, coupled with any new rules the Commission promulgates, eliminates any plausible concern that Comcast might block, degrade, or otherwise discriminate against any content that is delivered over the Internet to its customers post-transaction, whether from Dish or anyone else.

o
Dish’s second theory that Comcast might “choke” interconnection points in the separate marketplace “where competitors’ video services enter the Comcast broadband network” is also demonstrably wrong.  For the nearly 20 years that Comcast has provided Internet access services, it has worked cooperatively with other companies to interconnect its networks in mutually beneficial ways.  Comcast has over 40 settlement-free peering agreements and many more paid connection arrangements with ISPs, CDNs, and others.  Any content provider can reach Comcast’s network through multiple routes without having a direct business relationship (paid or otherwise) with Comcast, and those routes have significant available capacity today for any provider’s traffic.  In all events, these interconnection issues are not transaction-specific and are already being examined by the Commission’s industry-wide inquiry into Internet traffic exchange.

o
Dish’s third theory that Comcast might create “fast lanes” for its own “managed” or “specialized services” and slow other unaffiliated content is idle speculation.  Comcast does not offer any such services or so-called “fast lanes.”  Questions about its ability or incentive to deploy them – let alone do so anticompetitively – are thus entirely theoretical and deserve no weight here.  Plus, Comcast already is subject to two stringent conditions on the offering of specialized services from the NBCUniversal transaction.

•
Discovery, like many other programmers, is improperly using this proceeding to promote its own financial interests.  In fact, Discovery demanded unwarranted business concessions from Comcast as a condition of Discovery’s non-opposition to the Transaction.  Such extortionate demands are patently improper.  As the self-proclaimed “#1 Pay-TV Programmer in the World,” Discovery does not need additional regulatory help to succeed in the marketplace.  Its claims are baseless and should be rejected.

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•
Viamedia is likewise seeking business advantages here that it cannot obtain in the marketplace.  Viamedia competes with Comcast to sell and place local cable advertising, and theorizes various harms to advertising markets from the Transaction.  Its claims boil down to requests for (a) mandatory access to Comcast’s advertising interconnects, and (b) regulatory constraints on Comcast’s ability to compete with Viamedia in the advertising representation business.  While Viamedia tries to make this about the impact on advertisers, not a single advertiser shares those concerns.  Rather, several of the largest media agencies in the industry – which, as noted, together place tens of billions of dollars in advertising each year in the U.S. alone – strongly support the Transaction, recognizing that it will benefit advertisers and consumers by accelerating the availability of advanced advertising capabilities across the combined company’s expanded footprint.  Viamedia’s concerns are not transaction-specific and are only designed to protect and advance its own business interests.

Further, while a handful of petitioners submitted economic analyses purporting to show potential harms, these analyses lack empirical evidence, rest on assumptions that do not apply in this case, or, when properly applied, actually support the Transaction, as Drs. Israel, Rosston, Topper, and Carlton explain in their attached declarations.

For example, Netflix, Cogent, and Dish propose artificially defining a “national broadband market” that not only excludes DSL, wireless, and other technologies, but also increases the baseline broadband speed by several multiples of the current baseline.  These changes would effectively exclude from the Commission’s analysis services and speeds that are successfully used today by tens of millions of customers, including customers who use them to access Netflix’s service.  This proposed definition bears no resemblance to marketplace realities and ignores established principles of economic analysis – but would nicely advance the parochial interests of these three companies.

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First, there is no such national market.  As Dr. Israel’s analysis makes clear, broadband is a local market in which Comcast and TWC do not compete.  The AT&T-MediaOne case cited by these parties is inapposite.  Neither the Commission nor DOJ identified a national broadband market in AT&T-MediaOne; rather, that case, unlike here, involved a horizontal merger of competitors in the portal market – a market segment quite distinct from the broadband Internet access market.  In contrast, in cases where the Commission has actually analyzed the broadband market, it has consistently found that the relevant market is local, that the broadband market is competitive, and that where there is little or no geographic overlap among broadband providers that seek to combine, there is no cause for competitive concern.

Second, it makes no sense, when defining a “market” for competitive purposes, to exclude either technologies or speeds that tens of millions of broadband customers use today and will still use tomorrow.  No one disputes the importance of encouraging more broadband providers to deploy speeds of and above 25 Mbps; to the contrary, Applicants applaud the Commission’s (and the Chairman’s) efforts to promote this goal.  But that is a separate and fundamentally different proposition from whether consumers who use ISP services below that speed today should be excluded from the competitive analysis of this Transaction.  The answer to that question is clear:  they do count and it would be wrong to exclude them.  There are many such competitive broadband options that consumers currently have and use in the local markets where the combined company will operate, including the DSL and wireless services that some petitioners would blithely have the Commission assume away.  Consider the following:

•
Twenty of the 60 providers on Netflix’s August 2014 speed index are DSL providers, and the average speed of many of these DSL providers is greater than the average speed offered by some cable providers.

•	A 4 Mbps connection has been found to be sufficient to handle streaming of HD video. The fastest ISP on Netflix’s speed rankings averaged 3.11 Mbps down.

•
The growth rate in DSL subscribership exceeded the growth rate in cable subscribership between June 2009 and June 2013 (30.7 percent for DSL versus 17.9 percent for cable).  At 10 Mbps, the difference in annual growth rates is even more pronounced:  150.6 percent for DSL versus 52.8 percent for cable.

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•
Sixty-one percent (61%) of households in the U.S. have only one or two occupants and, therefore, are well below the five simultaneous users per household that these commenters postulate in an attempt to justify 25 Mbps as the baseline speed.

•
According to NTIA, the percentage of U.S. population with access to a mobile wireless provider offering broadband speeds of at least 10 Mbps downstream increased from 7.9 percent in December 2010 to 97.5 percent in June 2013.

•	Video is the largest and fastest growing segment of mobile data traffic, and is forecasted to account for over 50 percent of all global mobile data traffic by 2019.

•	Continuing recent trends of declining prices to consumers, wireless providers’ costs are expected to fall precipitously over the next several years, which will further reduce consumer prices.

•
In a recent survey of over 1,000 broadband users conducted by Global Strategy Group (“GSG”), 42 percent of respondents indicated that they use wireless broadband at least as much as wired broadband for high bandwidth activities, and 60 percent or more use wireless broadband at least as much as wired broadband for low bandwidth activities.

Indeed, even customers who have opted for higher speeds would see DSL and wireless as a serious alternative if their current broadband provider were to degrade their service by blocking or slowing an edge provider's service.  The GSG Survey shows that over 70 percent of cable and phone companies’ broadband subscribers would likely switch broadband providers – including to a DSL or wireless provider, or even to an ISP with slower speeds – if their ISP blocked or degraded access to Internet content.  These findings are similar to a recent survey by Consumer Reports on the same issue.

Some commenters further try to dismiss existing competitive options based on the assumption that consumers cannot switch because of high switching costs and inconvenience.  This may be true in some circumstances, and, if so, it is a valid consideration.  But the empirical evidence shows that switching costs and inconvenience do not appear to constrain many broadband customers from switching.  Consumers will – and regularly do – switch broadband providers when dissatisfied with their services:

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•
The GSG survey also found that consumers frequently switch broadband providers – one-third of survey respondents switched providers in at least the past two years, and nearly one-half switched providers within the past four years.

•
These results are consistent with the results of a survey commissioned by the Commission in 2010, finding that over the prior three years 36 percent of Internet users indicated that they had switched their ISP.

•
And these results are further confirmed by Comcast’s churn data, which indicate that, over the course of a single year, a significant portion of Comcast’s broadband subscribers switch from its service.

The conclusions to be drawn from this data go beyond the fact that subscribers can and will switch providers, and also indicate that existing broadband choices in local markets provide important discipline to providers.  Thus, as Dr. Israel concludes, this research:

implies that, to define today’s local broadband markets, one should use a speed no higher than 10 Mbps, and likely closer to the current 3 Mbps definition [for data collection purposes (4Mbps otherwise)].  This conclusion follows from the adequacy of slower speeds for many uses, including many video applications, and the fact that the marginal customers who would discipline a price increase would likely consider providers offering such lower speeds.  Higher speeds (such as 25 Mbps) would miss important current competitive constraints.

In short, the record evidence demonstrates that the existing local broadband market is competitive and that the Transaction will accelerate even more broadband investment and competition, thereby helping to achieve the shared goal of faster Internet speeds for more Americans.  But even if one were to ignore this record evidence, and disregard established economic principles that properly focus on consumer choices in local markets for competitive analysis, the Transaction still would present no issues because it would not lead to any meaningful increase in Comcast’s share of a presumed national “market” at 25 Mbps downstream or higher.  TWC has very few customers at 25 Mbps or higher; thus, Dr. Israel shows that the combined company’s broadband share under this scenario would increase by less than one percent.

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For these and other reasons, after having reviewed the petitions and associated economic declarations filed in this proceeding, Dr. Israel concludes:
[T]he large and mostly unchallenged consumer benefits from the transaction easily swamp any potential competitive harms from the transaction, particularly given that Commenters have made no attempt to quantify any harms and that, as shown throughout this report, such harms are unsupported by theoretical or economic evidence and are likely to be extremely small if they occur at all.

Drs. Rosston and Topper agree, concluding that the Transaction “will not cause competitive harm” (based on econometric analyses using the Commission’s own methodologies and real-world data) and “will lead to transaction-specific efficiencies that will benefit residential consumers, businesses, and advertisers.”

Similarly, Dr. Carlton concludes that:

[T]he evidence cited by the Commenters [for their concerns about the Transaction] in fact supports exactly the reverse of their conclusion – namely the evidence they cite in fact shows that the magnitude of any harm, even if real, is likely to be tiny.  The overall conclusion that emerges is that the benefits of the proposed transaction are large relative to the key harms that the Commenters have identified.  Thus, the proposed transaction is in the public interest.

Finally, no petitioner plausibly asserts that approval of the license transfers would effect a per se violation of the Act or any Commission rule – and it plainly would not.  Nor does any petitioner credibly dispute that Comcast, as transferee, is fully qualified to hold the licenses at issue.  Comcast both meets the requisite qualifications and has a strong compliance history – including, most recently, in connection with the more than 150 conditions that the Commission adopted in the Comcast-NBCUniversal transaction.

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*           *           *
As further discussed in our Opposition below, the facts and record evidence in this case are clear.  In contrast to the idle speculation, non-transaction-specific demands, and well-worn predictions of doom and gloom offered by the Transaction’s opponents, Applicants have provided relevant marketplace data, economic and econometric analyses, and specific commitments demonstrating substantial benefits for consumers and competition that are merger-specific, verifiable, and non-speculative.  Moreover, these benefits are ones that the Commission has consistently recognized as satisfying its public interest standard under well-established precedent.

Section II of the Opposition sets out the applicable standard of review the Commission applies in license transfer proceedings and shows that Applicants have met their burden under this standard and opponents have not.

In Section III, buttressed by the accompanying economic declarations from Dr. Israel, Drs. Rosston and Topper, and Dr. Carlton, Applicants further confirm the substantial public interest benefits this Transaction will generate and rebut assertions to the contrary.

Section IV answers in detail the various allegations of competitive and consumer harm that have been raised, and both this section and the aforementioned economic and engineering declarations demonstrate the fallacies of the various horizontal, vertical, and other harms theorized by opponents and their economic experts.

Finally, Section V responds to various other non-transaction-specific issues, self-serving demands and proposed conditions, and miscellaneous matters raised by certain parties that should be given no weight in the Commission’s review of the applications.

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For these reasons, Applicants have conclusively demonstrated that the Transaction will serve the public interest, convenience, and necessity.  Accordingly, Applicants respectfully urge the Commission to approve the license transfer applications expeditiously.

II.	STANDARD OF REVIEW

Under Sections 214(a) and 310(d) of the Communications Act, the Commission will approve a proposed transfer of control so long as (1) the transaction itself does not violate a statute or rule, and (2) “on balance,” the transfer “serves the public interest, convenience and necessity.”2  A petition to deny must meet two separate requirements:  “(1) [it] must contain specific allegations of fact that, taken as true, make out a prima facie case that grant of the application would not serve the public interest; and (2) the allegations, taken together with any opposing evidence before the Commission, must still raise a substantial and material question of fact as to whether grant of the application would serve the public interest.”3

2           47 U.S.C. §§ 214(a), 310(d); see also, e.g., Applications of AT&T Inc. and Atl. Tele-Network, Inc. for Consent to Transfer Control of and Assign Licenses and Authorizations, Memorandum Opinion and Order, 28 FCC Rcd. 13670 ¶ 12 (2013) (“AT&T-ATN Order”); Applications Filed for the Transfer of Control of Insight Commc’ns Co. and Time Warner Cable Inc., Memorandum Opinion and Order, 27 FCC Rcd. 497 ¶ 7 (WCB 2012) (“Insight-TWC Order”); Applications Filed by Qwest Commc’ns Int’l Inc. and CenturyTel, Inc. d/b/a CenturyLink for Consent to Transfer of Control, Memorandum Opinion and Order, 26 FCC Rcd. 4194 ¶ 2 (2011) (“CenturyLink-Qwest Order”); AT&T Inc. and BellSouth Corp. Application for Transfer of Control, Memorandum Opinion and Order, 22 FCC Rcd. 5662 ¶ 2 (2007) (“AT&T-BellSouth Order”); Applications for Consent to the Assignment and/or Transfer of Control of Licenses of Adelphia Commc’ns Corp. (and Subsidiaries, Debtors-In-Possession), Assignors, to Time Warner Cable Inc. (Subsidiaries), Assignees, Adelphia Commc’ns Corp., (and Subsidiaries, Debtors-In-Possession), Assignors and Transferors, to Comcast Corp. (Subsidiaries), Assignees and Transferees, Memorandum Opinion and Order, 21 FCC Rcd. 8203 ¶ 23 (2006) (“Adelphia Order”).
3           Serafyn v. FCC, 149 F.3d 1213, 1216 (D.C. Cir. 1998); see also Astroline Commc’ns Co. v. FCC, 857 F.2d 1556, 1561 (D.C. Cir. 1988). Moreover, only where opponents raise genuine “substantial and material questions of fact” – circumstances not present here – may the Commission designate the matter for an adjudicatory hearing.  47 U.S.C. §§ 308, 309(a), (d), (e) & 310(d).  Given the extensive record presented by both Applicants and third parties and the extensive requests for information the Commission has issued to Comcast, TWC, and Charter, there can be no plausible claim that the Commission lacks sufficient information to make an informed judgment here.  The Commission may not (as some appear to wish) conduct an adjudicative hearing solely for the purpose of delaying the Transaction, see, e.g., Dish Network Corp. (“Dish”) Petition to Deny at 10-11, or delay its review altogether pending the outcome of a non-transaction-specific issue, see Sports Fans Coalition Petition to Deny at 35-36.  Likewise, a hearing is not warranted where the disagreements among the parties are not genuinely factual, but “concern the appropriate public interest determination on the antitrust and communications issues.”  United States v. FCC, 652 F.2d 72, 89 n.82 (D.C. Cir. 1980).  The Commission has never before set for hearing a transaction between parties with no overlapping territories.

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A. Applicants Have Met Their Burden of Proof.

The Commission’s General Counsel recently explained that the applicants bear the ultimate burden of proof in a license transfer review proceeding.4  Specifically, they must demonstrate, by a preponderance of the evidence, that the Transaction will on balance serve the public interest, convenience and necessity,5 based on evidence of merger-specific, verifiable, and non-speculative benefits.6

Applicants have clearly and convincingly met their burden of proof here.7  The record in this proceeding establishes “demonstrable and verifiable public interest benefits that could not be achieved if there were no merger.”8

4           See Jon Sallet, FCC Transaction Review: Competition and the Public Interest, Official FCC Blog (Aug. 12, 2014), http://www.fcc.gov/blog/fcc-transaction-review-competition-and-public-interest (“Sallet Blog”) (“Fundamental is the fact that applicants have the burden of demonstrating on the public record that their proposed transaction is in the public interest.”).
5           See generally AT&T-BellSouth Order ¶ 19; SBC Commc’ns Inc. and AT&T Corp. Applications for Approval of Transfer of Control, Memorandum Opinion and Order, 20 FCC Rcd. 18290 ¶ 16 (2005) (“SBC-AT&T Merger Order”); Application of EchoStar Commc’ns Corp., Gen. Motors Corp., and Hughes Elecs. Corp., Hearing Designation Order, 17 FCC Rcd. 20559 ¶ 25 (2002) (“EchoStar-DirecTV Merger Order”).
6           EchoStar-DirecTV Merger Order ¶¶ 189-190; Applications of NYNEX Corp. and Bell Atl. Corp. for Consent to Transfer Control of NYNEX Corp. and Its Subsidiaries, Memorandum Opinion and Order, 12 FCC Rcd. 19985 ¶ 158 (1997) (“Bell Atlantic-NYNEX Merger Order”); Applications of Ameritech Corp. and SBC Commc’ns Inc. for Consent to Transfer Control of Corporations Holding Commission Licenses and Lines Pursuant to Sections 214 and 310(d) of the Communications Act and Parts 5, 22, 24, 25, 63, 90, 95 and 101 of the Commission’s Rules, Memorandum Opinion and Order, 14 FCC Rcd. 14712 ¶ 255 (1999) (“SBC-Ameritech Merger Order”).
7           Charter Communications, Inc. and GreatLand Connections, the doing business name of what was SpinCo and is now Midwest LLC, are submitting a separate Opposition and Response to address their acquisition of legacy TWC and Comcast systems following the “Divestiture Transactions” between Comcast and Charter.  See Letter from Kathryn A. Zachem, Senior Vice President, Regulatory and State Legislative Affairs, Comcast Corp., et al., to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-57, at 2-3 (June 5, 2014) (detailing the Divestiture Transactions).  Applicants fully support this filing and Charter’s and GreatLand Connection’s acquisition of these legacy systems, which will lead to numerous public interest benefits.
8           See, e.g., Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from MediaOne Group, Inc., Transferor, to AT&T Corp., Transferee, Memorandum Opinion and Order, 15 FCC Rcd. 9816 ¶ 154 (2000) (“AT&T-MediaOne Order”) (emphasis added); see also Applications of Nextel Commc’ns, Inc. and Sprint Corp. For Consent to Transfer Control of Licenses and Authorizations, 20 FCC Rcd. 13967 ¶ 129 (2005) (“Sprint-Nextel Order”) (“We examine whether operation of the combined entity could yield consumer benefits unattainable absent a merger.”).  Notably, the Commission’s review is confined to the transaction before it rather than the relative merit of any hypothetical alternative transactions.  See, e.g., Application of Citadel Commc’ns Co., Ltd. and Act III Broad. of Buffalo, Inc. for Assignment of License of Television Station WUTV(TV) Buffalo, New York, 5 FCC Rcd. 3842 ¶ 16 (1990) (“Section 310(d) of the Act limits our consideration to the buyer proposed in an assignment application, and we cannot consider whether some other proposal might comparatively better serve the public interest.”).

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The Commission has stated its “deeply rooted preference” for “accelerating private sector deployment of advanced services,”9 as well as a preference for transactions that will improve the quality of communications services or result in the provision of new or additional services.10  This Transaction will serve these Commission objectives by greatly expanding the quality of communications services available to American consumers and businesses.11  The record demonstrates –without meaningful rebuttal – that the Transaction will result in accelerated deployment of higher broadband speeds and enhanced broadband services (including Wi-Fi); greater availability of advanced video and voice services and technologies; greater scale and scope efficiencies leading to more investment and innovation; increased business service and wireless backhaul competition; and geographic rationalization-related efficiencies leading to enhanced service offerings, better performance, and more competition.

9           See Applications of SOFTBANK CORP., Starburst II, Inc., Sprint Nextel Corp., and Clearwire Corp. for Consent to Transfer Control of Licenses and Authorizations; Petitions for Reconsideration of Applications of Clearwire Corp. for Pro Forma Transfer of Control, Memorandum Opinion and Order, Declaratory Ruling, and Order on Reconsideration, 28 FCC Rcd. 9642 ¶ 24 (2013) (“Softbank-Sprint Order”); AT&T-ATN Order ¶ 13; Applications of AT&T Inc. and Centennial Commc’ns Corp. for Consent to the Transfer Control of Licenses, Authorizations, and Spectrum Leasing Arrangements, 24 FCC Rcd. 13915 ¶ 28 (2009) (“AT&T-Centennial Order”); CenturyLink-Qwest Order ¶ 8.
10           Applications of Comcast Corp., Gen. Elec. Co. and NBC Universal, Inc. for Consent to Assign Licenses and Transfer Control of Licenses, Memorandum Opinion and Order, 26 FCC Rcd. 4238 ¶ 23 (2011) (“Comcast-NBCUniversal Order”); see also Applications for Consent to the Transfer of Control of Licenses from Comcast Corp. & AT&T Corp., Transferors, to AT&T Comcast Corp., Transferee, Memorandum Opinion and Order, 17 FCC Rcd. 23246 ¶ 27 (2002) (“Comcast-AT&T Broadband Order”), aff’d sub nom. Consumer Fed’n of Am. v. FCC, 348 F.3d 1009 (D.C. Cir. 2003); Wavecom Solutions Corp., Transferor, & Hawaiian Telcom, Inc., Transferee, Applications for Consent to Transfer of Control, Memorandum Opinion and Order and Declaratory Ruling, 27 FCC Rcd. 16081 ¶ 8 (2012); Applications filed by Global Crossing Ltd. and Level 3 Commc’ns, Inc. for Consent to Transfer Control, Memorandum Opinion and Order and Declaratory Ruling, 26 FCC Rcd. 14056 ¶ 11 (2011) (“Global Crossing-Level 3 Order”); CenturyLink-Qwest Order ¶ 8; Remarks of Jonathan Sallet, Acting General Counsel, FCC, Conference on Competition and IP Policy in High-Technology Industries, Stanford, Cal. (Jan. 22, 2014), available at http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0124/DOC-325267A1.pdf.
11           For ease of reference, and as noted above, the term “Transaction” includes the Comcast-TWC transaction and the acquisition of legacy Charter systems as part of the exchange with Charter pursuant to the Divestiture Transactions.  See Charter-to-Comcast Public Interest Statement, Charter-to-Comcast Exchange Transaction, MB Docket No. 14-57 (June 4, 2014) (“Charter-to-Comcast Exchange Transaction”).

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The Commission has repeatedly found that these exact same benefits satisfy the public interest standard in prior license application review proceedings.

•
Accelerated Deployment of Better Broadband and Wi-Fi Services.  In every major cable TV transaction, the Commission has consistently found that the combined company’s ability to deliver more advanced broadband and other services, especially if on an accelerated basis, constitutes a substantial public interest benefit.  For example, in the Comcast-AT&T Order, the Commission found that “the merged entity is likely to accelerate the deployment of broadband services in AT&T service areas .. . .  Comcast appears to have a greater ‘ability to manage an accelerated program for upgrading its plant . . . .’  We believe that applying this expertise to the AT&T cable systems is likely to have a positive impact on the deployment of broadband to AT&T subscribers that currently do not have access to those services.”12  And in the Adelphia Order, the Commission likewise found that “accelerated deployment of high-speed Internet service . . . [is a] cognizable public interest benefit[].”13

•
Advanced Video and Voice Services.  Likewise, the Commission has consistently held that the deployment of advanced video and voice services is an important consumer benefit:  “As the Commission has stated many times, the deployment of advanced video services is a recognized public interest benefit.  In reviewing previous transactions, the Commission also has found that . . . the provision of competitive, facilities-based telephony service[s] are cognizable public interest benefits . . . .  Although the Applicants have not given definitive time tables for initiating and completing the planned system upgrades and deployment of new and advanced services, we expect that Comcast and Time Warner have sufficient incentives to carry out the proposed improvements in a timely manner, because doing so serves the goal of maximizing revenues and competing effectively with LECs and DBS providers.”14

•
Greater Scale and Scope Efficiencies/Greater Investment and Innovation.  Further, the Commission has consistently found that the greater scale and scope efficiencies described by the parties in prior mergers would lead to substantial public interest benefits, including increased investment, innovation, and competition.  In the AT&T-BellSouth Order, for example, the Commission has noted “that the increase in scale and scope arising from the merger will help the merged entity to better spread the costs of, and internalize the benefits of, its R&D, thus increasing its incentives to invest.”15  And in the AT&T Broadband Order, the Commission further explained, “We also agree with the Applicants that the greater scale and scope of the merged entity is likely to spur new investment.  The development and deployment of new technologies often entails a significant up-front, fixed investment.  The merged company should have a greater ability to spread those fixed costs across a larger customer base, which should in turn foster incentives for investment by the merged entity, as well as other businesses that seek to sell equipment, technology, and services to the merged entity.”16

12           Comcast-AT&T Broadband Order ¶ 183.
13           Adelphia Order ¶ 256.
14           Id. ¶ 256.
15           AT&T-BellSouth Order ¶ 214 n.594.
16           Comcast-AT&T Broadband Order ¶ 184; see also Applications Filed by Frontier Commc’ns Corp. and AT&T Inc. for the Assignment or Transfer of Control of the S. New Eng. Tel. Co. and SNET Am., Inc., Memorandum Opinion and Order, 29 FCC Rcd. 9203 ¶ 26 (WCB 2014).

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•
Greater Business Service Competition.  In addition, the Commission has previously recognized that cable entry “foster[s] facilities-based competition in the enterprise market,” and that this promotes “a long-standing goal.”17  In the 2010 Order approving the acquisition of certain assets of CIMCO by Comcast Phone, et al, the Commission concluded that “Comcast’s acquisition of CIMCO’s assets and expertise will result in significant public interest benefits, in part because the transaction will foster facilities-based competition in the enterprise market, a long-standing goal of the Commission.”18  And in a 2011 decision approving the transfer of Insight to TWC, the Commission reiterated that “the proposed transaction likely will provide benefits to residential and business customers through the combined companies’ increased ability to compete with the incumbent LEC in the provision of voice service and service bundles.”19

•
Enhanced Geographic Rationalization.  As stated in the Adelphia Order, “[t]he Commission also has found that the potential benefits from clustering, including marketing efficiencies and the deployment of facilities-based telephony and Internet access services, outweigh any potential anticompetitive effects of clustering on competition in product markets such as local programming or advertising.  In addition, the Commission has noted that clustering can increase economies of scale and size, and thus enable cable operators to offer an increased variety of broadband services at reduced prices to customers in geographic areas that are larger than single cable franchise areas.  Therefore, the Commission concluded that clustering can make cable operators more effective competitors to LECs whose local service areas are usually much larger than a single cable franchise area.  The Commission also has stated that clustering can provide a means of improving efficiency, reducing costs, and attracting increased advertising.”20

17           Applications Filed for the Acquisition of Certain Assets of CIMCO Commc’ns, Inc. by Comcast Phone LLC, Comcast Phone of Mich., LLC and Comcast Bus. Commc’ns, LLC, Memorandum Opinion and Order and Order on Reconsideration, 25 FCC Rcd. 3401 ¶ 4 (2010) (“CIMCO Order”).
18           Id.
19           Insight-TWC Order ¶ 23.
20           Adelphia Order ¶ 271; see also Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Thirteenth Annual Report, 24 FCC Rcd. 542 ¶ 180 (2009) (recognizing that contiguous regional service areas, among other benefits, can enable cable operators to offer an increased variety of broadband services at reduced prices).

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Comcast has delivered – and often over-delivered – on its promises to provide these and other public interest benefits in past transactions.  It will do the same here.

The Transaction also “complies with the specific provisions of the Communications Act, other applicable statutes, and the Commission’s rules.”21  In fact, not a single petition or commenter alleges that the Transaction will result in a violation of the Communications Act or other applicable statutes or the Commission’s rules.  In addition, Applicants possess the requisite “character” qualifications to hold Commission licenses.22
B. Petitioners Have Not Met Their Burden.

In contrast to the strong record established by Applicants in support of the Transaction, petitioners have failed to demonstrate that granting the license transfer applications will disserve the public interest in any material respect.

As explained by the Commission’s General Counsel, the relevant “public interest” analysis is akin to the analysis undertaken by the Department of Justice or the Federal Trade Commission under Section 7 of the Clayton Act, but differs from the traditional antitrust analysis insofar as the Commission examines both potential anticompetitive effects and whether the transaction will serve the public interest more generally.23  To that end, the Commission limits its consideration to whether the proposed transaction “could result in public interest harms by substantially frustrating or impairing the objectives or implementation of the [Communications] Act or related statutes.”24  The Commission’s public interest review is not unbounded, and does not entail the all-encompassing reach advocated by several commenters.25

21           AT&T-BellSouth Order ¶ 19.
22           See Comcast-NBCUniversal Order ¶ 276; AT&T-BellSouth Order ¶ 194; SBC-AT&T Merger Order ¶¶ 175-176.  Greenlining’s challenge to Comcast’s character and fitness to hold Commission licenses due to the inadvertent disclosure of certain unlisted telephone numbers assigned to subscribers to Comcast Xfinity Voice Service is patently absurd as explained in Section V.F. infra.
23           See Sallet Blog; see also AT&T-MediaOne Order ¶ 9; Gen. Motors Corp. & Hughes Elec. Corp., Transferors, and The News Corp. Ltd., Transferee, for Authority to Transfer Control, Memorandum Opinion and Order, 19 FCC Rcd. 473 ¶ 16 (2004); United States v. FCC, 652 F.2d at 88 (quoting N. Natural Gas Co. v. FPC, 399 F.2d 953, 959 (D.C. Cir. 1968)).
24           Comcast-NBCUniversal Order ¶ 22; see also AT&T-BellSouth Order ¶ 19; SBC-AT&T Merger Order ¶ 16.
25           See, e.g., Dish Petition to Deny at 6-9; Netflix, Inc. (“Netflix”) Petition to Deny at 3; Free Press Petition to Deny at 10-12, 21; Sinclair Broadcast Group, Inc. (“Sinclair”) Petition to Deny at 1; American Antitrust Institute (“AAI”) Comments at 34.  Unless otherwise noted, all citations to comments, petitions, or letters herein are those filed in MB Docket No. 14-57 on or around August 25, 2014.

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Moreover, as the D.C. Circuit has held, petitions to deny that set forth only generalized and unsupported criticisms of the proposed transaction “manifestly do not contain ‘specific allegations of fact sufficient to show that . . . a grant of the application would be prima facie inconsistent’ with the public interest standard” and thus cannot form the basis for adverse action on an application.26  The Commission will not engage in or condone idle and unsupported speculation regarding hypothetical harms that may follow from a particular transaction.  In the Commission’s words, “[m]ere possibilities are not of decisive significance in competitive analysis.”27
Further, because the Commission’s public interest analysis is informed by relevant antitrust principles,28 its duty is “to protect . . . competition, not competitors.”29  Proposed transactions raise concern only if “they reduce the availability of substitute choices (i.e., increase market concentration) to the point that the acquiring firm has a significant incentive and ability to engage in anticompetitive actions such as raising prices or reducing output.”30  The mere fact that a transaction may have a negative impact on certain participants in a market is insufficient (especially when those parochial negative impacts may increase consumer welfare); the competitive impact must be on the market as a whole.31  Thus, as the Commission’s General Counsel has made clear, the “FCC’s actions should be informed by competition principles.  These principles look to the impact of practices on consumers and the public interest, not just on competitors.  They are designed to be fact-based and data-driven.”32

26           United States v. FCC, 652 F.2d at 90 (emphasis added).
27           Bell Atl. Mobile Sys., Inc. & NYNEX Mobile Commc’ns Co., 12 FCC Rcd. 22280 ¶ 9 (1997) (“Bell Atlantic-NYNEX Order”); see also SBC Commc’ns Inc. v. FCC, 56 F.3d 1484, 1494 (D.C. Cir. 1995) (quoting United States v. FCC, 652 F.2d at 92).
28           AT&T-BellSouth Order ¶ 24 nn.85-86; SBC-AT&T Merger Order ¶ 21 nn.83-84; Sprint-Nextel Order ¶¶ 39, 51.
29           AT&T-BellSouth Order ¶ 195 (emphasis added); Bell Atlantic-NYNEX Order ¶ 16 (emphasis added).
30           Adelphia Order ¶ 59.
31           SBC-AT&T Merger Order ¶ 151.  In this regard, the Commission has never failed to approve a transaction between parties that do not directly compete – as is the case here – including AT&T-Comcast and AT&T-TWC-Adelphia when the video and broadband markets were less competitive than they are today.
32	See Sallet Blog.

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Nor can the Commission prohibit a strong firm from entering promising new markets merely out of concern that they might succeed in competing in those markets.33  As the D.C. Circuit has instructed, such a proposition “turns the purpose of the antitrust laws on its head.”34  But even aside from this limiting principle, the rapid changes in technology and the Commission’s own plans to spur even more investment and innovation in the relevant communications segments make it impossible to predict market outcomes.  Under these circumstances, any assumptions about potential market dominance would be conjectural at best.  And previous such assumptions in this dynamic industry have proven to be manifestly wrong.35

33           United States v. FCC, 652 F.2d at 103.
34           Id.
35           See, e.g., Section IV.A.1.a infra discussing DOJ’s ordered divestiture of an interest in an Internet content portal business – Excite@Home – in connection with the AT&T-MediaOne merger.  This business model did not prove particularly compelling after all.  By October 2001, Excite@Home filed for Chapter 11 bankruptcy protection.  Similarly, it is instructive that the merger of AOL and Time Warner was delayed while the Commission considered consumer advocates’ insistent pleas that a condition be adopted to prevent some wholly imaginary and anticipated harm with regard to “advanced [instant-messaging]-based applications.”  Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc., Transferors, to AOL Time Warner Inc., Transferee, Memorandum Opinion and Order, 16 FCC Rcd. 6547 ¶ 18 (2001) (“AOL-Time Warner Order”).  Less than two years later, the condition was quietly abandoned, with nary a word from any of the consumer advocates who deemed it so essential.  See Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc., Transferors, to AOL Time Warner Inc., Transferee; Petition of AOL Time Warner Inc. for Relief From the Condition Restricting Streaming Video AIHS, Memorandum Opinion and Order, 18 FCC Rcd. 16835 ¶ 1 (2003).

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The Commission has also made clear that its public interest analysis is limited to transaction-specific harms.  There is a “temptation and tendency for parties to use the license transfer review proceeding as a forum to address or influence various disputes with one or the other of the applicants that have little if any relationship to the transaction or to the policies and objectives of the Communications Act.”36  Parties also commonly misuse these proceedings to raise matters affecting industry-wide policies.37  Such efforts are inappropriate and irrelevant to the license transfer review process.  The Commission will not entertain arguments that “are better addressed in other Commission proceedings, or other legal fora, including the [courts] and the Congress.”38  Nor will the Commission consider extraneous disputes regarding an applicant’s compliance with particular Commission rules.39

36           See, e.g., AOL-Time Warner Order ¶ 6.
37           See, e.g., AT&T-Centennial Order ¶ 141 (“We find that the proposed conditions prohibiting exclusive handset arrangements are not narrowly tailored to prevent a transaction-specific harm, but apply broadly across the industry and are more appropriate for a Commission proceeding where all interested industry parties have an opportunity to file comments.  RCA filed a petition asking the Commission to review exclusive handset agreements on an industry-wide basis, and the Commission will be able to develop a comprehensive approach on handset exclusivity based on a full record in that proceeding.”) (internal citations omitted); Applications of Cellco P’ship d/b/a Verizon Wireless and Spectrum Co LLC and Cox TMI, LLC For Consent To Assign AWS-1 Licenses; Applications of Verizon Wireless and Leap for Consent to Exchange Lower 700 MHz, AWS-A, and PCS Licenses; Applications of T-Mobile License LLC and Cellco P’ship d/b/a Verizon Wireless for Consent to Assign Licenses, Memorandum Opinion and Order and Declaratory Ruling, 27 FCC Rcd. 10698 ¶ 89 (2012) (“We also find that any issues of interoperability in the Lower 700 MHz band raised by commenters are not transaction-related.  The interoperability issues in the Lower 700 MHz band long predate these transactions.  Further, the Commission has already initiated a rulemaking proceeding earlier this year to address these issues on an industry-wide basis.”); AT&T-BellSouth Order ¶ 56 n.154 (“To the extent commenters allege that . . . contracts of the type used by AT&T and BellSouth are anticompetitive in general, this is not a merger-specific harm, but rather is an issue that has been raised, and is better addressed, in the Commission’s pending special access rulemaking.”); AOL-Time Warner Order ¶ 6 (“It is important to emphasize that the Commission’s review focuses on the potential for harms and benefits to the policies of the Communications Act that flow from the proposed transaction – i.e., harms and benefits that are ‘merger-specific.’  The Commission recognizes and discourages the temptation and tendency for parties to use the license transfer review proceeding as a forum to address or influence various disputes with one or the other of the applicants that have little if any relationship to the transaction or to the policies and objectives of the Communications Act.”); see also Softbank-Sprint Order ¶¶ 54, 56; Global Crossing-Level 3 Order ¶ 13.
38           Applications of Craig O. McCaw, Transferor, & Am. Tel. & Tel. Co., Transferee, for the Consent to the Transfer of Control of McCaw Cellular Commc’ns, Inc. and its Subsidiaries, Memorandum Opinion and Order, 9 FCC Rcd. 5836 ¶ 123 (1994); see, e.g., Bell Atlantic-NYNEX Order ¶ 15; Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from S. New Eng. Telecomm. Corp., Transferor, to SBC Commc’ns, Inc., Transferee, Memorandum Opinion and Order, 13 FCC Rcd. 21292 ¶ 29 (1998).
39           See Application of WorldCom, Inc. and MCI Commc’ns Corp. for Transfer of Control of MCI Commc’ns Corp. to WorldCom, Inc., Memorandum Opinion and Order, 13 FCC Rcd. 18025 ¶ 215 (1998) (“these unadjudicated matters [regarding payphone providers’ choice of long distance carrier] are not a sufficient basis to conclude that the merger is not in the public interest, and we decline to condition approval of the transfer of control applications on resolution of this dispute”); id. ¶ 215 n.628 (noting that commenters could seek recourse against alleged anticompetitive restrictions on payphone providers’ choice of long distance carrier from the Commission under Section 208 of the Act); AT&T-MediaOne Order ¶ 81 n.255 (commenters could file a program access complaint under 47 C.F.R. § 76.1003); Applications of Pac. Telesis Grp., Transferor, & SBC Commc’ns, Inc., Transferee for Consent to Transfer Control of Pac. Telesis Grp. and its Subsidiaries, Memorandum Opinion and Order, 12 FCC Rcd. 2624 ¶ 38 (1997) (refusing to consider extraneous allegations of market power-preserving conduct in the license transfer proceeding, and instead relying on “the specific enforcement tools that Congress” had given the Commission and the tools available to state commissions); News Corp. and The DirecTV Grp., Inc., Transferors, and Liberty Media Corp., Transferee, for Authority to Transfer Control, Memorandum Opinion and Order, 23 FCC Rcd. 3265 ¶ 161 (2008) (dismissing argument concerning license transfer applicant’s alleged violation of FCC rules governing over-the-air reception devices because it was not transaction-specific); see also Qwest Commc’ns Int’l, Inc. and US WEST, Inc. Applications for Transfer of Control of Domestic and International Sections 214 and 310 Authorizations and Application to Transfer Control of a Submarine Cable Landing Lease, Memorandum Opinion and Order, 15 FCC Rcd. 5376 ¶ 28 (2000); Bell Atl. Mobile Sys., Inc. and NYNEX Mobile Commc’ns Co. Application for Transfer of Control of Eighty-two Cellular Radio Licenses to Cellco P’ship, Order, 10 FCC Rcd. 13368 ¶ 37 (1995).

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Even if the Commission identifies potential public interest harms, it must weigh those potential harms “against the potential public interest benefits” to determine whether the proposed transaction as a whole will serve the public interest.40  When warranted, the Commission may impose “narrowly-tailored, transaction-specific conditions to ensure the public interest is served,” rather than deny the application.41

In this proceeding, the petitions to deny and other opposing commenters fall far short of demonstrating any specific, factually supported grounds that approving the license-transfer applications will disserve the public interest.  The majority of arguments and allegations raised by petitioners are not transaction-specific and/or are being addressed in other industry-wide or state-specific proceedings and, therefore, are irrelevant to the Commission’s analysis here.  Nevertheless, in the interest of facilitating the Commission’s review process, Applicants briefly respond to these issues in Section V below.  Moreover, as further detailed in Section IV below, petitioners do not establish any viable horizontal, vertical, or other harm to competition or consumers resulting from the Transaction.  Nor do they credibly dispute the substantial efficiencies and related consumer and business services benefits that will flow from the Transaction, as described in Sections III.A-E below.  And there is likewise no serious question that the Transaction will extend other important public interest benefits to millions of additional consumers, such as Comcast’s broadband adoption, diversity, and accessibility efforts, as well as its wide-ranging support for local communities and organizations, as described in Section III.F below.

40           Comcast-NBCUniversal Order ¶ 22; AT&T-BellSouth Order ¶ 19; SBC-AT&T Merger Order ¶ 16.
41           Insight-TWC Order ¶ 10; see also AT&T-ATN Order ¶ 14; Softbank-Sprint Order ¶ 25; Global Crossing-Level 3 Order ¶ 13.

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As Dr. Carlton concludes, “[t]he evidence presented in this proceeding supports the conclusion that the large benefits from the proposed transaction outweigh whatever potential harms may exist.”42  Accordingly, based on the Commission’s established standards and extensive, well-settled precedent, the petitions to deny and all other comments opposing the Transaction should be rejected, and the license transfer applications should be granted.

42	Declaration of Dr. Dennis W. Carlton (“Carlton Decl.”) ¶ 16, attached as Exhibit 3.

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III.	THE TRANSACTION WILL PROVIDE SUBSTANTIAL PUBLIC INTEREST BENEFITS, AND CHALLENGES TO THESE BENEFITS ARE WITHOUT MERIT.

A. The Transaction Will Accelerate the Deployment of Advanced Broadband Services, Increase Broadband Competition and Innovation, and Expand Broadband Adoption.

Applicants showed in the Public Interest Statement, and hundreds of supporting letters and comments now confirm, that the Transaction will bring substantial broadband-related benefits throughout the combined company’s footprint, especially in the areas acquired from TWC and Charter.  Specifically, these benefits include: (1) the accelerated deployment of an upgraded broadband network, faster broadband speeds, innovative broadband technologies, and a more robust Wi-Fi network; (2) increased competition and innovation throughout the broadband ecosystem; and (3) the expansion of Comcast’s acclaimed Internet Essentials broadband adoption program.  As the mayors of 52 cities emphasize, the “[c]ities joining the Comcast service area will benefit from increased network investment, faster Internet speeds, . . . and [a] leading community development program to help us tackle important community challenges like the digital divide.”43  In addition, the newly acquired TWC and Charter customers will benefit from Comcast’s singular, legally-binding commitment to an open Internet.  There are no credible rebuttals of these principal benefits from any commenters.

43           Letter from 52 Mayors to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 21, 2014).

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1.	The Transaction Will Accelerate the Deployment of Advanced Broadband Services to the Acquired Systems.

A Fully Upgraded Network That Delivers Faster Broadband Speeds.  Comcast has invested billions of dollars to upgrade its network to deploy DOCSIS 3.0 and transition its systems to all-digital.  This hard work and substantial investment has paid off.44  Today, Comcast delivers some of the industry’s fastest broadband speeds and has increased broadband speeds 13 times in 12 years, offering speeds of up to 505 Mbps in most markets.45  The average broadband speed enjoyed by Comcast subscribers is about [[ ]] Mbps versus about [[ ]] Mbps for TWC subscribers.46  And Comcast recently increased several tiers of broadband speeds in a number of its regions, effectively doubling the download speed for its flagship tier of service from 25 Mbps to 50 Mbps, increasing the download speed for its Blast tier of service from 50 Mbps to 105 Mbps, and increasing the download speed for its Extreme tier of service from 105 Mbps to 150 Mbps.47  Following the Transaction, customers in the acquired TWC and Charter systems will benefit from faster broadband speeds and a fully upgraded, more reliable, and more secure network.48  As Dr. Israel observes, “each one Mbps increase in average speed spread across all TWC customers would be worth approximately $95 million per year to consumers.  Given the gap between the Comcast and TWC networks and Comcast’s commitment to bring TWC up to Comcast levels, speed increases of several Mbps for TWC customers seem likely, meaning that this source of consumer benefits alone is worth hundreds of millions of dollars.”49  The Commission has recognized that Comcast consistently delivers more than its advertised speed, even during peak hours.50

44           Consumer Federation of America (“CFA”) wrongly accuses Comcast of being a “laggard” in capital expenditures, asserting that Comcast “invests the lowest percentage of its free cash flow in capital expenditures (CapEx) than any of the large video and Internet access providers [and] takes more capital out through depreciation and amortization than it puts in with CapEx.”  CFA et al. Petition to Deny at 2; see id. at 46-48.  CFA is simply wrong.  Comcast has been – and remains – one of the leaders in capital spending within the cable, telecommunications, and Internet sectors, with total capital expenditures over the past three years of $19.9 billion, ahead of all companies other than the much larger Apple, Verizon, and AT&T (based on a review of SEC filings for Amazon, Apple, AT&T, Comcast, Facebook, Google, Netflix, Microsoft, TWC, and Verizon).  Comcast’s substantial commitment to and history of capital investment and innovation is further illustrated by the fact that Comcast is in the absolute top tier of firms (i.e., third in 2013 behind Facebook and AT&T from among the above-mentioned companies) with respect to “capital intensity” – i.e., the ratio of a company’s capital expenditures to its revenues – the industry standard method for calculating this metric.  CFA’s methodology and calculations are flawed at a very basic level.  First, CFA’s use of ratios measuring capital expenditures to free cash flow and net income is not analytically sound.  Free cash flow and net income are subject to a number of variables that are not related to the size of the company (e.g., taxes, interest expense, and the like).  As such, these measures do not provide any reliable basis for measuring capital expenditures relative to the size of any particular company.  For this reason, neither of these ratios is a generally accepted metric used by companies or financial analysts.  CFA’s comparison of capital expenditures to depreciation is similarly flawed.  Perversely, this measure penalizes companies such as Comcast that have made substantial capital expenditures over a long period of time (and thus have high depreciation expense) and rewards companies that do not have a history of substantial capital expenditures (and thus have low depreciation expense).  Beyond this, CFA cites data that is either incorrect or misleading.  For example, its assertion that Comcast’s 2013 capital expenditures were approximately 25% of 2013 free cash flow is false.  CFA et al. Petition to Deny at 47.  Comcast’s 2013 capital expenditures were approximately $7.4 billion, or approximately 88% of total 2013 free cash flow of approximately $8.5 billion.  Furthermore, CFA appears to have added research and development expense to the capital expenditure totals for the Internet companies it cites, even though, consistent with recognized practice, those companies themselves do not treat R&D expense as a capital expenditure.  In sum, CFA’s argument is based on flawed and distorted data and analysis and misrepresents Comcast’s proven record of investment and innovation.
45           Press Release, Comcast Corp., Comcast Increases Internet Speeds for 13th Time in 12 Years (Apr. 9, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-xfinity-internet-speed-increase.
46           See Reply Declaration of Dr. Mark A. Israel (“Israel Reply Decl.”) ¶ 220, attached as Exhibit 1 (“Today, the average broadband speed enjoyed by Comcast subscribers is at least [[ ]] Mbps versus at least [[ ]] Mbps for TWC subscribers.”).
47           Press Release, Comcast Corp., Comcast Revs Up Internet Speeds Across Four States (July 31, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-increases-internet-speeds-in-california-kansas-missouri-and-texas.  And as broadband speeds have increased again and again, Comcast has consistently reduced the average price Comcast’s customers pay on a per-Megabit basis.
48           See Letter from Kathryn A. Zachem, Senior Vice President, Regulatory and State Legislative Affairs, Comcast Corp., to Marlene H. Dortch, Secretary, FCC, Response to Request No. 88 (Sept. 11, 2014) (attaching Comcast’s Response to the Commission’s Information and Data request) (“Comcast Information Request Response”).  Based on the information Comcast has obtained so far about the systems, Comcast projects that the acquired customers in all of the markets will have access to all of Comcast’s products within 36 months of the closing date of the Transaction and Divestiture Transactions, although some market will be fully transitioned within a period as short as 12 months or even sooner.  See id.
49	Israel Reply Decl. ¶ 221.
50           See Measuring Broadband America Fixed Broadband Report:  A Report on Consumer Fixed Broadband Performance in the U.S., Office of Eng’g & Tech. & Consumer & Governmental Affairs Bureau, FCC (June 2014), http://data.fcc.gov/download/measuring-broadband-america/2014/2014-Fixed-Measuring-Broadband-America-Report.pdf (“Measuring Broadband 2014 Report”).

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Some commenters attempt to discredit these clear benefits by arguing that TWC has already announced plans to upgrade a portion of its systems to all-digital and increase broadband speeds.51  However, as Applicants have said (and multiple commenters recognize),52 the Transaction will enable the combined company to surpass and accelerate existing TWC deployment plans and to upgrade the entire TWC service footprint, and Comcast has the experience and expertise to deliver these upgrades faster and more efficiently.53  The record shows that Comcast migrated its systems to all-digital ahead of schedule and with minimal customer disruption.  This has allowed Comcast to reclaim additional bandwidth and provide faster broadband speeds.  Comcast is well-positioned to deliver these same benefits to the acquired systems in this Transaction.  As Drs. Rosston and Topper explain:

51           See Consumers Union and Common Cause (“Consumers Union et al.”) Petition to Deny at 39; Writers Guild of America West, Inc. and Future of Music Coalition (“WGAW et al.”) Petition to Deny at 63-65; AAI Comments at 27-28; Senator Franken Comments at 15.
52           See, e.g., ARRIS Group, Inc. (“ARRIS”) Comments at 2; Free State Foundation Comments at 14; Institute for Policy Innovation Comments at 5; see also Letter from David Williams, President, Taxpayers Protection Alliance, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014) (“[T]he deal means a faster upgrade of broadband communications facilities for consumers.”).
53           As such, the requirements to compete in specific areas that have been proposed by some commenters are unnecessary.  See Central Coast Broadband Consortium Comments at 3.  Comcast intends to compete vigorously in all markets and invest in network upgrades.

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Comcast will be able to apply its specialized knowledge about these and other best practices to make the transition faster and more efficiently than TWC could on its own.  Consumers in turn will benefit from having access to all-digital systems sooner and with less disruption to their service.54

Ironically, other petitioners criticize the Transaction on the theory that Comcast will upgrade the acquired systems too quickly and thoroughly for competitors to match.55  These concerns, of course, fatally undermine the concerns above, and are likewise baseless.  The Commission should – as it has done in the past – see through these thinly veiled attempts to protect competitors rather than competition.

54           See Reply Declaration of Dr. Gregory L. Rosston and Dr. Michael D. Topper (“Rosston/Topper Reply Decl.”) ¶ 37, attached as Exhibit 2; see also id. ¶¶ 35-36.
55           See Letter from Pantelis Michalopoulos and Stephanie A. Roy, Steptoe & Johnson, Counsel for Dish, to Marlene H. Dortch, Secretary, FCC (Aug. 25, 2014) (attaching supplemental market share calculations prepared by Professor Sappington (“Sappington Decl.”) that assume Comcast’s planned upgrades of the TWC systems had already occurred).

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Beyond accelerating the benefits of an all-digital network for customers in the acquired systems, the Transaction will also enable Comcast to deploy other network enhancements that support future broadband needs for all of the combined company’s customers.56  The Commission has previously recognized that cost savings from a transaction can better enable a company to invest in broadband infrastructure, which ultimately benefits consumers.57  Hance Haney of the Discovery Institute underscores this benefit here, observing that “[b]roadband services involve ‘very substantial fixed’ costs and are subject to ‘large economies of scale’ . . . .  [A] larger firm can place itself in a better position to promote innovation and competition that will yield more choices and ultimately lower prices for consumers.”58  For example, Comcast has already upgraded its entire network to be compliant with IPv6, a critical new standard that is essential to the future growth and enhanced functionality of the Internet.59  These same upgrades will be made to the acquired systems.  In addition, Comcast intends to deploy broadband technologies like Converged Cable Access Platform and DOCSIS 3.1 throughout its service area, including the acquired systems, to deliver even faster broadband speeds and improved service.60

56           See Comcast-TWC Public Interest Statement at 34-36; see also id., Exhibit 4, Declaration of Michael J. Angelakis (“Angelakis Decl.”) ¶¶ 23-24; id., Exhibit 6, Declaration of Mark A. Israel (“Israel Decl.”) ¶¶ 187-188; id., Exhibit 5, Declaration of Dr. Gregory L. Rosston and Michael D. Topper (“Rosston/Topper Decl.”) ¶ 60.
57           See Applications Filed by Frontier Commc’ns Corp. and AT&T Inc., Memorandum Opinion and Order, 29 FCC Rcd. 9203 ¶ 28 (WCB, WTB, IB 2014) (finding it likely that Frontier would achieve cost savings over $200 million following a transaction, and that these savings would enable it to increase its infrastructure investment, including infrastructure supporting broadband services); see also Comcast-AT&T Broadband Order ¶ 183 (finding that the transaction would accelerate the deployment of broadband services); Adelphia Order ¶ 256 (same).
58           Hance Haney Comments at 4; see also Competitive Enterprise Institute (“CEI”) Comments at 24 (“The deal will thus create a company that enjoys greater scale in the residential broadband market than any existing wireline provider.  This scale will likely translate into an advantageous cost structure for the merged company and, in turn, more competitive service offerings in terms of price and throughput.”).
59           See Press Release, Comcast Corp. Comcast Reaches Key Milestone in Launch of IPv6 Broadband Network (July 22, 2014), http://corporate.comcast.com/comcast-voices/comcast-reaches-key-milestone-in-launch-of-ipv6-broadband-network.  By contrast, TWC has implemented IPv6 to a much lower percentage of its network.
60           Thus, Los Angeles County’s suggestion that network upgrades and enhanced broadband technologies will benefit only a few select service areas is baseless.  See Los Angeles County, Cal.; Montgomery County, Md.; City of Portland, Or.; and Ramsey-Washington Counties (MN) Suburban Cable Communications Commission (“Los Angeles County et al.”) Petition to Deny at 15-16.  As noted, Comcast has upgraded and deployed these technologies throughout its entire footprint and will bring this same approach to the acquired systems.

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Better and More Convenient Wi-Fi Inside and Outside the Home. The Transaction will also support further deployment of advanced in-home Wi-Fi equipment and more robust, ubiquitous Wi-Fi networks across the combined company’s footprint.61  Customers in the acquired TWC and Charter systems will gain access to the fastest in-home Wi-Fi gateways (capable of speeds of up to 270 Mbps – over three times as fast as the prior-generation technology), which millions of Comcast customers already enjoy.  And, just a few weeks ago, Comcast announced the launch of the latest Xfinity Wireless Gateway that is capable of delivering in-home Wi-Fi speeds of more than 700 Mbps (more than two times faster than the current model and seven times faster than similar devices available from Verizon and AT&T).62  TWC and Charter customers in the acquired systems will benefit from this latest innovation, as well.

They will also benefit from greater access to public Wi-Fi hotspots.  Comcast has made Wi-Fi deployment a priority and is building the most expansive and robust Wi-Fi network in the country, providing convenient, on-the-go Internet access to qualified Xfinity customers at no additional charge.  To date, Comcast has deployed over three million hotspots nationwide,63 and plans to reach eight million hotspots by early next year.  Comcast also recently announced an arrangement with Liberty Global that will give qualified Xfinity Internet customers access to millions of new Wi-Fi access points across Europe by next year.64

61           See Comcast-TWC Public Interest Statement at 38-39.
62           Allion USA, Internet Service Provider Wireless Gateway Competitive Analysis 4 (2014); see also Eric Schaefer, Introducing the Industry’s Fastest Wireless Gateway, Comcast Voices (Sept. 8, 2014), http://corporate.comcast.com/comcast-voices/introducing-the-industrys-fastest-wireless-gateway.
63           This includes Neighborhood Hotspots, which are residential Wi-Fi gateways that offer a supplemental public pathway for other Xfinity users.  See Comcast-TWC Public Interest Statement at 40.
64           Press Release, Comcast Corp., Comcast and Liberty Global Announce Agreement to Connect U.S. and European Wi-Fi Networks (Sept. 11, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-and-liberty-global-announce-agreement-to-connect-u-s-and-european-wi-fi-networks.

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Consumers and businesses alike will benefit from greater Wi-Fi connectivity.65  As Dana Connors, President of the Maine Chamber of Commerce, observes, “Comcast has invested in wi-fi technology which enables businesses to offer encrypted secure networks as well as publicly available wi-fi . . . .  Wi-fi is becoming an ancillary service which customers expect and Comcast’s investments in wi-fi is offering businesses a simple turn-key service which greatly improves our [customers’] experience.”66  Wayne Niederhauser, President of Utah’s Senate, similarly notes, “Comcast’s 280,000 subscribers in our state have seen [Comcast’s] investment pay off every day.  The Xfinity Hotspots Program enables customers and businesses to connect on the go, without worrying about long-term or fixed-location subscriptions.  Comcast has ensured that Utah’s continued demand for services is supported by continued technological capacity and growth.”67  Cisco likewise praises these efforts:  “Comcast’s dedication to innovation . . . is evident in its efforts to expand Wi-Fi connectivity.”68  And as Cisco adds, “Led by post-transaction Comcast, accelerated deployment of Wi-Fi will drive the introduction of new services in the new unlicensed spectrum made available at 5 GHz, leading to more efficient use of that spectrum and significant consumer welfare gains.”69

65           As President Obama recognized, “[e]xpanded wireless broadband access will trigger the creation of innovative new businesses, provide cost-effective connections in rural areas, increase productivity, improve public safety, and allow for the development of mobile telemedicine, telework, distance learning, and other new applications that will transform Americans’ lives.”  Barack Obama, Presidential Memorandum:  Unleashing the Wireless Broadband Revolution (June 28, 2010), available at http://www.whitehouse.gov/the-press-office/presidential-memorandum-unleashing-wireless-broadband-revolution.
66           Letter from Dana Connors, President, Maine State Chamber of Commerce, to Chairman Wheeler, FCC, at 1 (Aug. 21, 2014).
67           Letter from Wayne Niederhauser, President, Utah State Senate, to Chairman Wheeler and Commissioners, FCC, at 1-2 (Aug. 22, 2014).
68           Cisco Systems, Inc. (“Cisco”) Comments at 5.
69           Id.

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Some commenters question whether the Wi-Fi benefits are transaction-specific since Comcast and TWC participate in the Cable WiFi consortium.70  But, in contrast to Comcast, TWC has deployed only 29,000 Wi-Fi access points in its footprint to date.71  And there is no equivalent public Wi-Fi deployment in the Charter systems today, so these customers stand to enjoy entirely new benefits from the Transaction.  Moreover, as Drs. Rosston and Topper explain, “[w]ith additional service areas, Comcast will internalize the benefits to additional customers in those areas and, therefore, will have an even stronger incentive to add Wi-Fi access points.”72  This increased incentive is directly tied to the expanded geographic reach the Transaction will provide (and increased geographic rationalization from the Divestiture Transactions between Comcast and Charter).

2.	The Transaction Will Foster Greater Broadband Competition and the Virtuous Cycle of Innovation.

The Transaction will in turn spur other broadband providers to invest in and improve their networks and broadband offerings.73  Indeed, the pendency of the Transaction has already triggered such responses from other providers.  These competitive forces will benefit consumers and edge providers alike and foster the virtuous cycle of innovation.

Broadband Competition.  As Applicants have shown, today’s broadband market is highly competitive and dynamic, with both wireline and wireless providers offering consumers a variety of broadband choices.74  Most consumers can choose from – and are using – a host of existing DSL, wireless, and other broadband services to meet their Internet requirements today.  Key characteristics of this competitive marketplace include the following:

70           See Consumers Union et al. Petition to Deny at 37; Office of the Mayor of the City of Los Angeles (“City of Los Angeles”) Comments at 3; Los Angeles County et al. Petition to Deny at 16.  The Cable WiFi initiative allows Comcast and TWC customers to use certain hotpots in each other’s respective markets.
71           See Comcast-TWC Public Interest Statement at 40-41.
72           See Rosston/Topper Decl. ¶¶ 96-99; Israel Decl. ¶¶ 191-192.
73           Comcast-TWC Public Interest Statement at 56-59.
74	See Comcast-TWC Public Interest Statement at 42-56; Israel Decl. ¶¶ 40-68.

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According to the Commission’s most recent Internet Access Services report, approximately 78 percent of households are located in census tracts where at least three or more fixed broadband providers reported offering at least 3 Mbps downstream and 768 kbps upstream.

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Even at a higher speed threshold, approximately 92 percent of households are located in census tracts where two or more fixed providers reported offering at least 10 Mbps downstream and at least 1.5 Mbps upstream.75

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Mobile broadband provides even more options for consumers.  Approximately 99 percent of households are located in census tracts where three or more fixed or mobile broadband providers reported offering at least 3 Mbps downstream and 768 kbps upstream, and approximately 98 percent are located in census tracts where two or more fixed or mobile providers reported offering at least 10 Mbps downstream and at least 1.5 Mbps upstream.76

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Following the Transaction, customers will have a choice between Comcast and one or more top 10 ILEC competitors in 98.5 percent of the combined company’s footprint.77  Based on today’s estimates, the combined company would be overlapped by telco fiber-based broadband services in [[ ]] percent of its territory.78

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When 4G LTE wireless broadband providers are included with the top 10 ILECs, there are virtually no areas of the combined company’s footprint where customers will not have at least one of these options.79

75           Internet Access Services: Status as of June 30, 2013, Industry Analysis and Technology Division, Wireline Competition Bureau, FCC, at 9, fig.5(a) (June 2014) (“Internet Access Services Report as of June 2013”) , https://apps.fcc.gov/edocs_public/attachmatch/DOC-327829A1.pdf.  NTIA data indicate that the extent of broadband availability is not uniform within each census tract.  See National Broadband Map, http://www.broadbandmap.gov/speed (last visited Sept. 22, 2014).  Nonetheless, because Applicants’ broadband networks serve different local markets and do not overlap each other, the Transaction will not affect the current state of broadband competition in any location, whether one uses census tracts or other geographic metrics in the analysis.  For the same reason, applying different Internet speed metrics (e.g., 10 Mbps or 25 Mbps), as some commenters have proposed, will not affect the competitive analysis either.  See Israel Reply Decl. ¶¶ 27-28, 34-35.
76           Israel Reply Decl. ¶ 65.
77           Letter from Kathryn A. Zachem, Comcast, and Steven Teplitz, TWC, to Marlene H. Dortch, FCC, at 4 (June 4, 2014) (“Comcast-TWC Supplement Letter”).
78           Letter from Kathryn A. Zachem, Senior Vice President, Regulatory and State Legislative Affairs, Comcast Corp., to Marlene H. Dortch, Secretary, FCC, at 4-5 (June 24, 2014).
79           Id.

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Netflix’s theory that the Transaction may inhibit broadband investment and deployment80 is based on unsupported conjecture and is squarely at odds with the 20-year history of the Internet and the realities of today’s marketplace.  The broadband industry has grown through competitors leapfrogging each other and inciting competitive responses.81  Chairman Wheeler recently recounted this history:

The path from narrowband, to broadband, to high-speed broadband, was forged by competition.  In order to meet the competitive threat of satellite services, cable TV companies upgraded their facilities.  When the Internet went mainstream, they found themselves in the enviable position of having greater network capacity than telephone companies.  Confronted by such competition, the telcos upgraded to DSL, and in some places deployed all-fiber, or fiber-and-copper networks.  Cable companies further responded to this competition by improving their own broadband performance.  All this investment was a very good thing.  The simple lesson of history is that competition drives deployment and network innovation.82

The announcement of this Transaction has already spurred these and other broadband providers to accelerate their investment plans.  For example, AT&T revealed plans to expand the rollout of its high-speed fiber network, capable of 1 Gbps speeds, to as many as 100 cities, many of which will overlap with the combined Comcast-TWC service areas.83  Following AT&T’s announcement, Chairman Wheeler praised this initiative, and stated that he sees this development “as a challenge to the cable industry similar to the advent of DBS” and is “hopeful [that the cable industry] will respond competitively once again.”84  The Transaction will better position the combined company to respond to that challenge – and the dynamic cycle will continue.

80           See Netflix Petition to Deny at 93-94.
81           Comcast-TWC Public Interest Statement at 45-46; Israel Decl. ¶ 166.
82           Remarks of Tom Wheeler, Chairman, FCC, The Facts and Future of Broadband Competition, 1776 Headquarters, at 3 (Sept. 4, 2014), available at http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0904/DOC-329161A1.pdf.  Commissioner O’Rielly similarly stated that “[t]he growth in Internet usage has been remarkable. . . .  These gains are made possible by the billions of dollars invested in broadband infrastructure.  Since 1996, broadband providers have invested more than $1.2 trillion in wireless and wireline broadband, spending $73 billion annually.  Wireline providers account for more than half of this total investment . . . .  The result of this investment has been increased access and competition.”  Remarks of Michael O’Rielly, Commissioner, FCC, LinkIDAHO 2014 Broadband Summit, at 2 (Aug. 19, 2014), available at http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0902/DOC-329118A1.pdf.
83           Press Release, AT&T Corp., AT&T Eyes 100 U.S. Cities and Municipalities for Its Ultra-Fast Fiber Network (Apr. 21, 2014), http://about.att.com/story/att_eyes_100_u_s_cities_and_
municipalities_for_its_ultra_fast_fiber_network.html.  CenturyLink also announced that it would expand its gigabit fiber network and more than double the number of eligible homes by the end of this year.  Mike Robuck, Cox Heads to Starting Blocks for 1-Gig Service; CenturyLink Expands 1-Gig in Vegas, CED Magazine (May 23, 2014), http://www.cedmagazine.com/news/2014/05/cox-heads-to-starting-blocks-for-1-gig-service-centurylink-expands-1-gig-in-vegas.
84           Remarks of Tom Wheeler, Chairman, FCC, at the National Cable & Telecommunications Association, at 5 (Apr. 30, 2014), available at https://apps.fcc.gov/edocs_public/attachmatch/DOC-326852A1.pdf.

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These recent competitive developments demonstrate once again what the history of the Internet itself has taught; namely, that broadband is not a static market.  Certainly the critics who predicted the end of Internet investment and competition during the Adelphia transaction could never have predicted nine years later a recommitment to broadband deployment by AT&T, network entry by Google, and speeds of 1 Gbps and even more becoming commercially viable.  It is no less certain that today’s marketplace will likely bear little resemblance to the market ten, five, or even two years from now.

In all events, as the record here makes clear, Applicants do not compete with one other for broadband customers anywhere.  Every consumer will have the same number of choices among broadband providers after the Transaction as before.  Thus, whether one is satisfied with the robust state of broadband competition today or concerned about an absence of broadband competition in certain areas, this Transaction will simply not have a negative effect on the current state of broadband competition in America.  To the contrary, the Transaction will accelerate and encourage even more investments in R&D, innovation, and infrastructure – all of which will be good for broadband investment, good for broadband competition, and good for consumers.

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Benefits to Internet Edge Providers.  The Transaction will also benefit Internet edge providers.  As the combined company continues to enhance its broadband services, edge providers will be able to innovate and improve their services as well, increasing the value of broadband for all end-users.  This, in turn, will create additional incentives for other ISPs to improve their own broadband services.85

Thus, far from harming edge providers, as Netflix and others contend,86 the Transaction will help facilitate the further growth of the Internet and be a boon for OVDs and others.  As Matthew Burnett and Tanya Menendez, Co-Founders of Maker’s Row, observe, “this transaction will produce benefits for us and other innovative web-based companies.  Combined with TWC, Comcast will have added scale to innovate further in the broadband services market and all the other related technologies, making the company a key platform for online start-ups like us for years to come.”87  Nick Allen, Co-Founder of Shuddle, Inc., similarly observes that “[as] an app-based company, our business plan relies on ubiquitous, fast, and reliable broadband service . . . .  The continued growth and pervasiveness of broadband will boost the operating environment for web-based businesses like Shuddle.”88

85           Comcast-TWC Public Interest Statement at 56-59; Israel Decl. ¶¶ 163-166.
86           See, e.g., Netflix Petition to Deny at 75-89; Cogent Communications Group, Inc. (“Cogent”) Petition to Deny at 13, 37-38.
87           Letter from Matthew Burnett et al., Co-Founder, Maker’s Row, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
88           Letter from Nick Allen, Co-Founder, Shuddle, Inc., to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).

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Ironically, while Netflix and Dish acknowledge that higher-speed broadband is a key driver of their businesses,89 they simply ignore that this Transaction is already spurring greater availability of these higher-speed services.  They likewise ignore that the Transaction will extend Comcast’s Open Internet commitment, including application of the now-vacated no-blocking and non-discrimination rules in the Commission’s 2010 Open Internet Order, to millions of additional customers in the acquired systems.  This will further benefit edge providers, promote continued growth of the broadband ecosystem, and allay any reasonable concern that Comcast might use the Transaction to thwart future online offerings.90

Finally, while Netflix, Dish, and certain other commenters91 insist that allowing ISPs to charge edge providers or their transit partners for arrangements that offer dedicated direct connection to their networks will somehow trigger the demise of the Internet as we know it, economic and marketplace realities refute that claim.  Such arrangements have been in place for years, and, if anything, have helped the Internet’s expansion.

In particular, Netflix’s self-serving proposal that the government should mandate free direct interconnection for Netflix or others is squarely inconsistent with the well-established economic principle of two-sided markets that has prevailed on the Internet since day one:  Network and edge providers all contributed through various paid transport arrangements and other mutual exchanges of value, and customers contributed through broadband service charges.  As Dr. Israel explains, eliminating the former would, through what is known as the “seesaw” principle, either increase prices for broadband consumers or, as noted by Dr. Dovrolis – an expert in Internet network architecture and interconnection – leave the Internet without the critical funding it needs to continue developing.92  As Dr. Dovrolis further explains, “interfering with the efficient operation of the Internet interconnection marketplace and shifting the bulk of the costs to end-users is likely to disrupt the massive flow of new investment necessary to ensure a robust backbone and ever-expanding Internet facilities. This raises serious concerns about the Internet’s evolution.”93

89           See Netflix Petition to Deny at 10-12 (stating that “content-rich edge services increasingly require a consistently robust high-speed broadband connection”); Dish Petition to Deny at 13-14 (noting that their OTT services and other broadband-enables services like Hopper, Dish Anywhere require a high-speed, high-quality broadband connection”).
90           See discussion infra Section III.F.2.
91           See, e.g., Netflix Petition to Deny at 46-49; Cogent Petition to Deny at 31-33; Dish Petition to Deny at 54-61.
92           See Israel Reply Decl. ¶ 183; Declaration Dr. Constantine Dovrolis (“Dovrolis Decl.”) at 23, attached as Exhibit 5.
93	Dovrolis Decl. at 23.

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Dr. Israel and Dr. Dovrolis both note, as well, that charges to edge providers that choose to enter into dedicated interconnection arrangements would actually be beneficial, because requiring edge providers to pay a greater share of the incremental cost of the traffic their services consume would cause them to make efficient decisions about how to provide the service.94  Dr. Dovrolis further explains:

[P]aid-peering (and transit) arrangements create incentives for efficiency – these arrangements provide senders of Internet traffic reasons to invest in compression technologies and other ways to reduce their traffic loads.  When everything is “free” to the sender, those incentives disappear, so bandwidth demands will increase rapidly – with the access networks presumably tasked with the endless job of maintaining sufficient bandwidth for all possible needs. This will simply increase the strain on the Internet and on the consumers who use it.95

In fact, as Dr. Israel notes, the theoretical model of two-sided pricing presented by Cogent’s expert, Dr. Joseph Farrell, supports many of these conclusions, as do the many prior writings of Netflix’s expert, Dr. David Evans, on two-sided markets.96

3.	Expansion of Internet Essentials to Many New Communities Will Increase Broadband Adoption and Reduce the Digital Divide.

The Transaction will enable Comcast to do even more to help close the digital divide and encourage broadband adoption.  What began as a voluntary three-year commitment in 2011 has grown beyond what Comcast initially envisioned, far beyond what the NBCUniversal Order required,97 and has surpassed all expectations at the launch of the program in August 2011.  Since Comcast launched Internet Essentials during the 2011 back-to-school season, it has connected more than 1.4 million Americans, from 350,000 families, to the power of the Internet.  Comcast has not only extended Internet Essentials indefinitely, but also has consistently improved it, as described in subpart b, below.  By expanding Internet Essentials to the acquired territories and fine-tuning its approach, Comcast will connect many more low-income households to today’s high-speed Internet.

94	Israel Reply Decl. ¶¶ 186-188. See infra Section IV.C.1.c.v.
95	Dovrolis Decl. at 6.
96	Israel Reply Decl. ¶¶ 193-201; see infra Section IV.C.1.c.i.
97           See Comcast-NBCUniversal Order, App. A, § XVI.2.

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a.	Commenters Overwhelmingly Endorse Internet Essentials as a Leading Program for Bridging the Digital Divide.

Internet Essentials already is having a profound impact in Comcast communities across the country.  Nearly 300 stakeholders, including national and local civic organizations, state and local government officials, and school organizations, wrote letters to the Commission supporting the Transaction and highlighting the important benefits that expanding Internet Essentials to new communities will provide.  Many of these stakeholders describe the significant impact the program is already having for their constituents.  By way of example only:
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Boys & Girls Clubs of America:  “[We] encourage our Club members to participate in Internet Essentials to ensure that the knowledge they develop in the Clubs transfers to the home.  Data on Internet Essentials suggests that 59 percent of participating families believe Internet access helped at least one person in their household to find a job – a reminder that Comcast’s program is stimulating economic growth in its communities.”98

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League of United Latin American Citizens (“LULAC”):  “LULAC can attest to the great impact of the Internet Essentials broadband adoption program and the benefit this program would bring to communities in the [TWC] footprint.”99

98           Letter from James L. Clark, President & CEO, Boys & Girls Clubs of America, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
99           Letter from Brent Wilkes, Executive Director, League of United Latin American Citizens, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 25, 2014).

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National Council of Negro Women:  “The company’s Internet Essentials program is the gold standard for broadband adoption . . . .  Educational opportunities simply cannot be equal in this country if poor children do not have ready access to the Internet . . . .  And Internet Essentials is critical to leveling the playing field for disadvantaged kids.”100

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The National Urban League:  “The National Urban League and many of our 93 affiliates in more than 300 communities across the country have worked hand-in-hand with Comcast to promote broadband adoption and advance policies that will deliver jobs, economic empowerment and social justice to African Americans and other communities of color nationwide.”101

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OCA – Asian Pacific American Advocates:  “Comcast’s Internet Essentials program has been one of the primary vehicles for low-income families with children who receive free or reduced-price school lunches to access affordable broadband Internet, particularly in the [Asian Pacific American] communities.”102

As these and scores of other comments make clear, there is “no denying that the program has helped many families with school-aged children obtain badly needed broadband service.”103

Towns, cities, and states within Comcast’s footprint also affirm the importance of Internet Essentials.  For instance, in Fulton County, Georgia, policymakers “can see a brighter future across the County for many . . . low-income families.”104  In Boston, “many of the children . . . wouldn’t have Internet access or a computer in their homes without help from Comcast.”105  Chicago is “making progress toward closing the digital divide with over 33,000 households enrolled in Internet Essentials.”106  In California, there are “over 35,000 newly empowered families”107 that have “gain[ed] access to the 21st Century broadband technology” because of Internet Essentials.108  In southern New Jersey, stakeholders predict that “increased Internet adoption [due to Internet Essentials] will lead to better educational performance from [their] students and a stronger economic base in the future.”109

100           Letter from Ingrid Saunders Jones, Chairwoman, National Council of Negro Women, at 1 (Aug. 25, 2014).
101           Letter from Marc Morial, President & CEO, National Urban League, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 25, 2014).
102           Letter from Sharon Wong, National President, OCA Asian Pacific American Advocates, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
103           National Association of Telecommunications Officers and Advisors (“NATOA”) Comments at 6.
104           Letter from John H. Eaves, Chairman, Fulton County Commission, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014).
105           Letter from Karrie Ann Jean, Executive Director, Mattapan/Greater Boston Technology Learning Center, Inc., to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 16, 2014).
106           Letter from Howard B. Brookins, Jr., Alderman, Chicago City Council, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
107           Letter from Adam C. Gray, Assemblymember, California, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014).
108           Letter from Cecilia Zamora, President, Hispanic Chamber of Commerce of Marin, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 25, 2014).
109           Letter from Raymond L. Lamboy, President & CEO, Latin American Economic Development Association, to Chairman Wheeler, FCC, at 1 (Aug. 20, 2014).  Additional examples of local success abound.  In Colorado, the program “connects more than 14,000 low-income Colorado families to the broadband Internet and provides these families with the digital literacy training that is critical to their education and professional advancement in the 21st century economy.”  Letter from Governor John W. Hickenlooper, Colorado, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014).  In Virginia, “Comcast helped many of [Virginia’s] school families get Internet service at home” with “more than 17,000 people [that] were able to have a home broadband connection and buy a computer at drastically reduced prices.”  Letter from Michel Zajur, President & CEO, Virginia Hispanic Chamber of Commerce, to Marlene H. Dortch, Secretary, FCC, at 1 (Aug. 25, 2014).  And in Arkansas, Comcast has “double[d] down on [its] commitment” to improve the community, “connect[ing] over 1,000 families” in the state.  Letter from Terry Hartwick, President & CEO, Chamber of Commerce of North Little Rock, at 1 (Aug. 20, 2014).

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Given these significant proven benefits, it is no surprise that policymakers and local organizations in other areas are very enthusiastic about the expansion of Internet Essentials to their communities.110  There is no equivalent program in any of the acquired systems, and thus no question that this would be a significant advancement of the public interest.  For example, commenters emphasize that the Transaction will “bring more families in Missouri and beyond into the communications age”;111 offer a “huge step in the right direction towards giving families [in Southern California] the support and resources they need to become strong, resilient, and self-reliant members of society”;112 and “bring . . . needed service from the mainland to [the] shores” of Hawaii.113  Comcast looks forward to working with local community partners and elected officials to extend Internet Essentials to help low-income Americans in these communities overcome the obstacles to broadband adoption.

110           See, e.g., Letter from State Senator Jason R. Holsman, Missouri, to Chairman Wheeler, FCC, at 1 (Aug. 21, 2014) (“One specific benefit that I would like to see available throughout my district is “Internet Essentials.”); Letter from State Representative Johnny W. Shaw, Tennessee, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014) (“[D]isadvantaged children in Tennessee and across the country deserve to have the same educational resources as children whose families are better off.  Comcast has committed to expand the Internet Essentials program to areas now served by [TWC].  That is just one of many reasons I urge you to approve the Comcast and [TWC] transaction.”); Letter from Richard L. Zaldivar, Executive Director/Founder, The Wall Las Memorias Project, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014) (“Citizens here in Los Angeles, as well as in New York and Dallas, are yet to receive [the] same opportunities” afforded by Internet Essentials.  Commission “approval will open doors for eligible low-income families in our area.”).
111           Letter from Lewis Walker, Executive Director, Black Family Technology Awareness Association, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 22, 2014).
112           Letter from Deborah Villar, Senior Vice President, Bienvenidos Children’s Center, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
113           Letter from Governor Neil Abercrombie, Hawaii, to Chairman Wheeler and Commissioners, FCC, at 1-2 (Aug. 22, 2014).

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b.	Petitioners’ Complaints About Internet Essentials Are Over-stated, Unfounded, and Often Self-Serving.

CETF and a few other petitioners criticize certain aspects of Internet Essentials and seek a laundry list of unnecessary and counterproductive conditions.114  Their claims are, first and foremost, irrelevant.  Comcast has never claimed that Internet Essentials is the only choice for a broadband adoption program, or that there are no aspects of it that could be improved, as Comcast has consistently done.  But these criticisms in no way detract from the substantial benefits that Internet Essentials provides to low-income families and students.  Moreover, Comcast has been improving and expanding Internet Essentials from day one, and it is unquestionably the most successful broadband adoption program that has ever been offered in this country by any entity.  Even if the litany of its alleged defects were taken as true, the essential fact would remain:  Internet Essentials is a “worthy and ambitious project unmatched by any other major broadband provider,” as CETF itself acknowledges.115  Indeed, the number of families that are benefitting from Comcast’s Internet Essentials program eclipses by several orders of magnitude the results with similar public or private broadband adoption efforts which collectively have not been able to reach even a quarter of the households that have subscribed to Internet Essentials.116  The question at hand is whether the Transaction serves the public interest, and the answer as it relates to Internet Essentials is, quite simply, yes.  CETF’s arguments are thus a sideshow, at best.

114           See California Emerging Technology Fund (“CETF”) Comments at 11-17; CFA et al. Petition to Deny at 38 n.31; Greenlining Institute (“Greenlining”) Petition to Deny at 11-12; Common Cause Comments at 5-6; NATOA Comments at 7; Open Media and Information Companies Initiative (“Open Media et al.”) Comments at 4.  Stop the Cap! Comments at 20-23; The Stride Center Comments at 2.  Several critics appear to rely almost exclusively on CETF’s and other entities’ false and unfounded claims to suggest that the program is flawed.  See, e.g., Los Angeles County et al. Petition to Deny at 21-23; City of Los Angeles Comments at 5-7; New Jersey Division of Rate Counsel and National Association of State Utility Consumer Advocates (“NJDRC et al.”) Comments at 24 n.59; Chicana Latina Foundation at 1-2; Comments of Delaine Eastin at 1-2.  Other critics that suggest the program has been unsuccessful provide neither evidence nor reasoning to back up such an assertion.  See, e.g., Public Knowledge and Open Technology Institute (“Public Knowledge et al.”) Petition to Deny at 57.
115           CETF Comments at 8 (emphasis added).
116           See, e.g., Press Release, Cox, Cox Communications Closes Digital Divide with Connect2Compete Broadband Adoption Program (Aug. 19, 2014), http://cox.mediaroom.com/index.php?s=43&item=778 (reporting that 15,000 low-income families have signed after approximately two years); CenturyLink Broadband Adoption Program Semi-Annual Report, WC Docket No. 10-110 (Apr. 15, 2014), http://apps.fcc.gov/ecfs/document/view?id=7521098352 (reporting 51,353 qualifying customers have purchased broadband under discount from Oct. 1, 2011 through Mar. 31, 2014).  The Connect to Compete program, sponsored by the FCC itself, did not leave the trial phase in the few TWC areas where it was launched.  In fact, Connect to Compete has never reported any signup data.

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Although Comcast is always interested in ways to improve Internet Essentials, many of the criticisms of the program in the docket are unfounded or patently unreasonable (many of these comments are based on inaccurate press reports):
•
Claims that Comcast makes the sign-up process long and cumbersome are untrue.117  The sign-up process for Internet Essentials reflects the fact that the program was designed to be based on the National School Lunch Program (“NSLP”) eligibility, which was chosen because it was the easiest eligibility test to administer.  Even then, from the start, Comcast has sought to simplify the process by, for example, creating an instant approval process for families whose children attend schools with 70 percent or more NSLP participation.  This enhancement serves a majority of current applicants.118  Comcast also goes to great lengths to ensure eligible customers can easily enroll in the program by working with local partners to facilitate the process, distributing program materials in a wide variety of languages, staffing a call center that is dedicated to the program, and conducting on-site registrations.  Contrary to some claims,119 Comcast does not perform credit checks as part of the application process.120  And Comcast continues to review and improve the functionality of the online application to ensure the best user-experience.  Today, the sign up process – from application to shipment of self-install kits – takes only [[ ]] days under the instant approval process and only [[ ]] days under the traditional process.

117           See CETF Comments at 11-12; Common Cause Comments at 5; CFA et al. Petition to Deny at 38; Greenlining Petition to Deny at 10; Public Knowledge et al. Petition to Deny at 57.
118           In addition, in July 2014, Comcast instituted a new feature whereby an online registrant who is not able to provide the required eligibility information receives a message explaining the nature of the information needed (rather than a simple error message) and requesting that the applicant call the toll-free Internet Essentials number.
119           See CETF Comments at 13.
120           See id. at 12-13.  Recently, technical changes to the Comcast West Division’s billing system caused an automated process to incorrectly trigger credit checks for a small number of Internet Essentials applicants.  Comcast corrected this error as soon as it was discovered, apologized to affected customers, and worked with credit reporting bureaus to reverse the credit checks.

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Claims regarding the asserted “low” adoption rate are unfounded.121  Critics complain that only 13 percent of the eligible low-income population in the United States has been connected through Internet Essentials.  But experts agree that the program’s success has exceeded all reasonable expectations.122  Surveys about the program’s progress further confirm its success and effectiveness.123  As Dr. Horrigan noted in his comments, “[a]pproximately one-quarter of the overall broadband adoption growth rate for low-income families with children since 2009 can be credited to Internet Essentials.”124  The unconnected population is difficult to reach, and closing the digital divide is a long-term project.  To put the program’s achievement in proper perspective, after almost twenty years of offering and intensely marketing all tiers of its Internet access service, Comcast has achieved less than 40 percent penetration of the service across its footprint.125  An average success rate of 13 percent of the eligible low income population – with rates of over 20 percent in at least one city – is simply remarkable.

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Claims that eligibility requirements are too restrictive ignore the program’s intent and significantly underestimate the tremendous amount of collaboration and partnership required to work.126  Comcast designed Internet Essentials to serve families with children eligible for the NSLP.  Comcast’s main goal, for now, is to serve Internet Essential’s target population better and more broadly.  To that end, Comcast has expanded the original eligibility criteria for Internet Essentials twice, first by extending it to families with children eligible to receive reduced price school lunches, and then by offering it to parochial, private, cyberschool, and homeschooled students.  As a result, nearly 2.6 million families are now eligible for Internet Essentials, an increase of approximately 30 percent from the original eligible base.  And Comcast recently (1) included up to six months of complimentary service for any new family approved prior to September 20 – an offer that was recently extended until September 30 – that had not yet applied for Internet Essentials; and (2) created an amnesty program for certain low-income families who otherwise qualify for Internet Essentials but have a past due balance.127  More generally, a program of this size and importance cannot be executed well and expanded successfully without a tremendous amount of cooperation among the large web of nonprofit and government partnerships that Comcast has created and integrated in order to increase awareness of the program and to attack the digital literacy barrier to broadband adoption.  Extending the program to other populations would be a large and complex undertaking, because an entirely new web of nonprofit and governmental partnerships would have to be created and integrated in order to ensure the same levels of success and effectiveness of Internet Essentials for these new populations.128

121           See, e.g., CETF Comments at 2-3; Common Cause Comments at 5; Greenlining Petition to Deny at 11; Public Knowledge et al. Petition to Deny at 57; Stop the Cap! Comments at 21; National Hispanic Media Coalition (“NHMC”) Comments at 11-12; Radio Bilingue Comments at 1-2.
122           See, e.g., Marguerite Reardon, Comcast Extends ‘Internet Essentials’ Program Indefinitely, CNET (Mar. 3, 2014), http://www.cnet.com/news/comcast-extends-internet-essentials-program-indefinitely/ (“Comcast is not the only company that is working toward more Internet adoption . . . .  But so far, Comcast’s program is the largest such effort.  According to new research, it’s also been among the most successful.”) (citing Dr. John B. Horrigan, The Essentials of Creativity (Mar. 2014)).
123           See Comcast-TWC Public Interest Statement at 64-65 (citing surveys finding, among other things, that “[o]verall, 90 percent of Internet Essentials customers in the survey were “highly satisfied” with the service, and 98 percent said that they would recommend Internet Essentials to others.”).
124	Letter from John B. Horrigan to Chairman Wheeler, FCC, at 3 (Sept. 18, 2014).
125           Certain petitioners falsely claim that the modems Comcast provides to Internet Essentials customers restrict the number of users at one time and are incompatible with some devices, such as certain tablets or laptops.  See CETF Comments at 17; Office of the Mayor of the City of Boston (“City of Boston”) Comments at 5; California Public Utility Commission (“CPUC”) Comments at 9-10.  These modems, however, are compatible with a variety of computing devices, including Wi-Fi routers that enable the use of tablets and other wireless devices, and Comcast does not restrict Internet Essentials customers from attaching such devices.
126           See, e.g., Minnesota Association of Community Telecommunications Administrators (“MACTA”) Comments at 4 (arguing that the program should be expanded to senior citizens and individuals with disabilities, among others); Seattle City Council Member Nick Licata Comments at 2 (same); Office of the Mayor of the City of New York (“City of New York”) Comments at 3-4 (same); see also Los Angeles County et al. Petition to Deny at 28 (arguing that the program should be expanded to all low-income homes and low-income seniors, people with disabilities, and veterans); City of Boston Comments at 2; City of Los Angeles Comments at 5; Families in Schools Comments at 2.
127           See Press Release, Comcast Corp., Comcast Offers Complimentary Internet Service and an Amnesty Program for Low-Income Families (Aug. 4, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-offers-up-to-six-months-of-complimentary-internet-service-and-an-amnesty-program-for-low-income-families; David L. Cohen, Comcast Extends Internet Essentials Six Months Free Service Promotion Through Sept. 30, Comcast Voices (Sept. 18, 2014), http://corporate.comcast.com/comcast-voices/comcast-extends-internet-essentials-six-months-free-service-promotion-through-september-30th.  Despite Comcast’s clear commitment to expanding and improving Internet Essentials, a few petitioners request certain oversight and performance standards.  See CETF Comments at 17-18; Los Angeles County et al. Petition to Deny at 28-30; City of Boston Comments at 6.  These requested conditions, however, would not do any more to advance the goal of broadband adoption than what Comcast already is doing through Internet Essentials.
128           For example, Comcast has conducted pilot adoption initiatives through the AARP Foundation and the Project to Get Older Adults Online (Project GOAL) to promote the adoption of broadband services by older adults.

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Claims that broadband speed under the program should be increased are unsupported.129  Comcast has increased the broadband speeds for Internet Essentials customers twice in less than two years.  Internet Essentials now offers download speeds up to 5 Mbps, which is more than triple the speed offered at the beginning of the program and more than the Commission’s current definition of broadband.130  And this is more than sufficient to access educational videos, such as those available through Khan Academy, the “gold standard” of educational software sites.131  Families with Internet Essentials can use their service for all their core needs, which is the key objective of the program.

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Claims that Comcast seeks to limit eligible families’ access to the program are false.132  Families with NSLP-eligible children of any age may participate in the Internet Essentials program.  The assertion that Comcast seeks to “enroll” the oldest eligible child in a family is just false – and makes no sense:  families, not individual children, are enrolled in the program.  Comcast does not even ask for the ages of children, and families may continue to participate so long as there is one child living in the household who is eligible to participate in the NSLP.133

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Claims that Comcast’s customer representatives do not know about the Internet Essentials program are overstated.134  Comcast has a dedicated group of specially trained Customer Account Executives (“CAEs”) to staff its dedicated Internet Essentials toll-free numbers – one in English and one in Spanish – and also trains and educates all of its CAEs on Internet Essentials basics.  It is certainly possible that, as with any company, on occasion certain customer representatives may not be as knowledgeable as others about Internet Essentials or other of the many services and programs that Comcast offers.  Comcast continues to work hard and to invest in improving the training of its CAEs, and the technological tools at their disposal, so that they can provide the best quality service to all customers and potential customers.

129           See, e.g., City of New York Comments at 3; Maui County Community Television Comments at 2; City of Los Angeles Comments at 6.
130           As the FCC reports, 5 Mbps is sufficient for high-demand applications like streaming video, video conferencing, or online gaming.  See Household Broadband Guide, FCC, http://www.fcc.gov/guides/broadband-speed-guide (last visited Sept. 20, 2014).
131           See Khan Academy Help Center, https://khanacademy.zendesk.com/hc/en-us/articles/202487500-Why-can-t-I-play-the-videos- (last visited Sept. 22, 2014).
132           See CETF Comments at 12.
133           Moreover, while Comcast reserves the right to audit Internet Essentials subscribers for eligibility, it has not done so to date.  CETF also criticizes Comcast because Internet Essentials applicants at addresses with delinquent accounts have to prove they are a new resident, not the delinquent account holder.  This is not unique to Internet Essentials applicants, but to all Comcast services, and thus irrelevant.  See CETF Comments at 13.
134           See CETF Comments at 12.

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Claims that Comcast has not sufficiently promoted Internet Essentials are inaccurate.135  Comcast has distributed nearly 37 million Internet Essentials brochures to tens of thousands of partners for free, has mailed 1.7 million pieces of direct mail, has broadcast nearly 4 million PSAs about Internet Essentials in English and Spanish (valued at over $51 million), has spent millions of dollars on paid advertising for the program (including for tens of thousands of radio and print ads in local media), has held dozens of launch events across the country at the beginning of each school year and at other times that have generated over 3 billion earned media impressions for Internet Essentials, and produced and aired 49 “Comcast Newsmakers” public affairs segments in support of Internet Essentials.  Comcast also continues to undertake significant efforts to spur enrollment by working closely with more than 8,000 partners to help educate eligible families about Internet Essentials, distribute promotional materials, and spread the word about the benefits of broadband adoption.136

Comcast will continue to explore new broadband adoption measures and programs, and remains open to discussing them.  But there is no question that expansion of Internet Essentials to the acquired TWC and Charter areas will be a substantial benefit of the Transaction – and there is no reasonable basis to condition the Transaction’s approval on altering Internet Essentials or adopting a different – and unproven – broadband adoption program.137

135           See CETF Comments at 11-12, 18.
136           Third Annual Compliance Report on Internet Essentials, the Comcast Broadband Opportunity Program, MB Docket No. 10-56, at 7, 16 (July 31, 2014), available at http://corporate.comcast.com/images/MB-10-56-Comcast-Internet-Essentials-Annual-Report-2014-07-31.pdf.  Contrary to CETF’s claim that Comcast does not direct sufficient resources to promoting this program, see CETF Comments at 19, Comcast utilizes a team of nearly 1,300 employees who act as Internet Essentials Ambassadors and work with Comcast’s Government Affairs representatives to connect with schools, community organizations, and religious institutions.  Comcast’s educational, nonprofit, and government partners, working side-by-side with Comcast employees, have given countless hours to bringing Internet Essentials to life in our communities.  Moreover, Comcast sends letters to the principals of auto-approved schools to make sure that they are aware of their schools’ status.
137           Indeed, several requested conditions ultimately would risk the viability of Internet Essentials altogether.  For example, CETF asks the Commission to require Comcast to capitalize an independently-managed fund within states that have adopted plans to close the digital divide and establish a national oversight committee.  See CETF Comments at 20-21 (recommending a fund of $298 million for California alone).  These suggestions should be rejected by the Commission.  There is no basis to justify such funding obligations on Comcast.  Moreover, by seeking to create an entirely new program independent from Internet Essentials, such funding obligations would divert attention and resources away from, and thereby diminish the effectiveness of, Internet Essentials.

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B. The Transaction Will Acclerate the Deployment of Advanced Video Products and Services.

Following the Transaction, millions of additional consumers will enjoy more advanced video services, including a fully upgraded all-digital network, more programming choices, and Comcast’s award-winning video technologies.  Certain petitioners, like Dish and Netflix, attempt to cast this as a competitive harm, perhaps because it presents competitive challenges to them; but, in fact, there is no doubt that these are pro-consumer benefits that will be an improvement over the current offerings and technologies in the acquired TWC and Charter areas.138  And, with the added scale necessary to further invest in and innovate the next generation of video services, the combined company will be better positioned to retain and win back customers in the face of robust – and increasing – competition for video subscribers throughout its expanded service area.139  It is understandable why Comcast competitors would prefer for Comcast to be less competitive with their businesses, but the public interest strongly supports this Transaction precisely because of this enhanced ability for Comcast to compete and offer better products and services to its customers.

138           See Dish Petition to Deny at 22-24, 76-80; Netflix Petition to Deny at 32-33.  As a related comment, Senator Franken contends that Comcast cannot claim the Transaction benefits of deployment of advanced products and services, because it should “prove” its services are superior by entering TWC markets and competing for subscribers, and the fact that it is not cost-prohibitive for competitors like Google, AT&T, and Verizon to expand into areas with existing cable providers means that Comcast must follow through with a similar expansion.  See Senator Franken Comments at 14.  This invented requirement that Comcast must somehow validate a benefit by first building out systems and competing head-to-head with TWC is entirely outside of the scope of what is required as a part of the Transaction review – and, in any event, Comcast has shown, and explains again in this section, that access to Comcast products and services will benefit TWC subscribers.
139	See Rosston/Topper Decl. ¶¶ 80-83.

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Accelerated Transition to All-Digital.  TWC and Charter customers in the acquired systems will enjoy numerous significant benefits from the migration of their current systems to all-digital.140  Comcast has already converted its entire network to all-digital, while TWC has completed the transition in only 17 percent of its footprint and is currently planning to reach only 75 percent by 2016.  The results of Comcast’s digital transition, along with other technological improvements including the faster deployment of DOCSIS 3.0-capable modems and CCAP technology, are reflected in the fact that [[ ]] as many Comcast customers are in downstream speed tiers of 25 Mbps or greater as TWC customers.141  As noted above, and as many commenters acknowledge,142 Comcast is well poised to do the same for the acquired systems.  In fact, Comcast upgraded its network to all-digital two years ahead of schedule, and 90 percent of those upgrades were implemented through highly efficient self-installations.143  Comcast will use its proven expertise and the synergies resulting from the Transaction to accelerate the transition of the acquired systems to all-digital, and do so more smoothly and with less customer disruption.144

140           Although Charter is in the process of migrating its systems to all-digital, a number of the systems Comcast will acquire from Charter will not be all-digital.  As Applicants previously explained, Comcast undertook a five-year effort to reclaim bandwidth devoted to analog delivery and completed its transition to an all-digital transition ahead of schedule in 2012.  See id.  Comcast provided Digital Transport Adapter (“DTA”) service at no additional charge (for a year or more) to non-basic-only customers to ease the transition to all-digital for its customers, and now provides the service for a low monthly charge.  Likewise, Comcast has provided, and continues to provide, up to three DTAs at no additional charge to basic-only customers.  Comcast’s DBS and telco competitors do not provide a similar device alternative, and, contrary to the claims of Stop the Cap!, see Stop the Cap! Comments at 4-5, Comcast’s DTA pricing policies are more generous than any other cable operator using these devices.  Thus, this policy in no way undermines the benefits of all-digital, as Stop the Cap! contends.
141	See Israel Reply Decl. ¶ 214.
142           ARRIS Comments at 2 (“The transactions will also help accelerate the migration of acquired systems to all-digital service, thereby enabling the reclamation of analog bandwidth for more video offerings, faster Internet and other services.”); National Taxpayers Union Comments at 2 (“Comcast’s strong emphasis on providing digital services to its customer base will likely accrue first to its new subscribers following the merger.”).
143           See Israel Reply Decl. ¶ 218.
144           See Rosston-Topper Reply Decl. ¶ 35 (The Transaction “will allow those upgrades to occur faster and more efficiently because the combined company will be able to leverage Comcast’s experience.”); see also Comcast-TWC Public Interest Statement at 71-72.  More specifically, Comcast will be able to apply the experience it has in integrating acquired systems following the Adelphia and AT&T Broadband transactions, including the various planning and implementation tools and procedures it has developed to ensure that this set of acquisitions goes smoothly and entails minimal customer disruption to existing customers.  And as discussed further in Section III.F, there is no merit to the claim that the network upgrades, including the transition to all-digital, is not a transaction-specific benefit.  See WGAW et al. Petition to Deny at 62-64.

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More Programming Choices.  Conversion of the acquired systems to all-digital will reclaim bandwidth necessary to support more programming and VOD choices, improved picture quality, and rollout advanced video features.  In addition, Comcast has been able to secure more extensive programming rights and a significantly broader VOD and online catalog than other operators, including TWC.  Once Comcast upgrades and integrates the acquired systems, customers will have access to significantly more programming choices and options for when, where, and how they want to watch content.145  These options include Comcast’s approximately 55,000 VOD programming choices (compared to TWC’s 15,000-20,000 and Charter’s 10,000-12,000 in the systems to be acquired), including all of Nielsen’s top 100 cable and broadcast shows and the most sought-after movies, and over 80 percent of these are available free of charge.146  Customers will also have access to over 350,000 streaming choices over the Internet, including over 50 live TV channels, on XfinityTV.com.  These live channels and over 25,000 on-demand choices are available on the Xfinity TV Go app, as well, enabling customers to download certain shows and movies to watch offline later.147  And Comcast has recently expanded access to the Xfinity TV Go app to include access via any U.S. cellular network.148

145	See Rosston/Topper Decl. ¶¶ 105-106.
146           Id.; Andy Hunter, American Families Love Their TV, Comcast Voices (June 20, 2014), http://corporate.comcast.com/comcast-voices/american-families-love-their-tv; see also Press Release, Comcast Corp., Xfinity on Demand Now Home to Top 100 Nielson Rated Shows (June 12, 2014), http://corporate.comcast.com/news-information/news-feed/xfinity-on-demand-now-home-to-top-100-nielsen-rated-tv-shows.  Comcast also launched the Xfinity Digital Store in November 2013 – a service not currently offered by TWC – giving customers the ability to purchase films and TV shows for download or streaming anywhere, anytime, on any device.  Press Release, Comcast Corp., Everything is Awesome:  The Lego Movie Breaks Records on the Xfinity Digital Store (May 30, 2014), http://corporate.comcast.com/comcast-voices/everything-is-awesome-the-lego-movie-breaks-records-on-the-xfinity-digital-store; see Joe Flint, Comcast’s Digital Movie Sales Off to Solid Start, L.A. Times, Dec. 5, 2013, available at http://www.latimes.com/entertainment/envelope/cotown/la-et-ct-comcast-digital-sell-through-20131205-story.html#axzz2wSjkjzYS (noting that the Xfinity platform had been the number one seller of several movies within weeks of its launch).
147           See Press Release, Comcast Corp., Xfinity TV Go Network Roster Tops 50 with Latest Update (Mar. 19, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-customers-can-now-stream-more-than-50-live-channels-anytime-anywhere.
148           Jeff Baumgartner, Comcast Opens TV Everywhere App To All Cellular Networks, Multichannel News (Sept. 2, 2014), http://www.multichannel.com/news/tv-everywhere/comcast-opens-tv-everywhere-app-cellular-networks/383484.

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One commenter wrongly contends that the expansion of VOD and programming choices is not a transaction-related benefit because TWC already offers these kinds of options.149  In fact, the combined company will be able to deliver significantly more of the programming options that consumers want and demand than TWC and Charter offer to their customers today.150  The Commission recognized the benefits of expanded VOD and programming in the NBCUniversal transaction, and adopted a condition to ensure Comcast would increase these offerings post-transaction – and Comcast has delivered on that commitment.151  For example, Comcast recently used the expanded capabilities of its VOD platform to support “Watchathon Week,” during which customers could “catch up” on their favorite shows at no additional charge.  During this seven-day period, Comcast customers watched over 61 million pieces of Xfinity On Demand content.152  And Comcast recently announced the return of Xfinity Freeview Latino, a two week all-access pass to more than 3,500 programs and 2,500 hours of Latino On Demand programming for Xfinity TV digital customers.153  Neither TWC nor Charter has any comparable offerings.

149           See Los Angeles County et al. Petition to Deny at 17-18.
150           For example, TWC’s TV Everywhere offering is more limited; it provides less content and less flexibility for accessing this content outside the home, with up to just 29 live TV channels and 6,500 hours of video content.
151           See Comcast-NBCUniversal Order, App. B, §§ X.3, XI.6, XIII.1.
152           Press Release, Comcast Corp., Watchathon Week: Shattering Viewing Records & Driving Live TV Ratings (Apr. 17, 2014), http://corporate.comcast.com/comcast-voices/watchathon-week-shattering-viewing-records-driving-live-tv-ratings.
153           Press Release, Comcast Corp., Xfinity Freeview Latino: The Biggest Hispanic On Demand Event Returns (Sept. 16, 2014), http://corporate.comcast.com/news-information/news-feed/freeview-latino-2014.

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Further, increasing VOD assets is not just a function of obtaining expanded content rights.  Many TWC systems do not have the capacity to handle a vastly increased VOD library, which could strain the company’s VOD servers and the channel capacity dedicated to VOD.  And it is not clear that TWC’s user interface could readily handle a substantially larger asset library, either.  The post-transaction integration will remove these network impediments and provide the same expanded programming options for TWC and Charter customers that Comcast customers already enjoy.  Similarly, Comcast’s offering is based not only on a broad catalogue of rights, but also on sophisticated, easy-to-use technology that leads the industry.  This year, the Sochi Winter Olympics and World Cup saw record-breaking numbers of subscribers viewing live streams of sports on digital platforms.154  During the recent World Cup series, Comcast subscribers watched 13 million live streams of soccer matches – or about 90,000 streams for every hour of match coverage – exceeding by 55 percent the number of streams that Comcast served during the Sochi Olympics.155

154           Vito Forlenza, World Cup Raises the Bar for the Future of Live Streaming, Comcast Voices (July 2, 2014), http://corporate.comcast.com/comcast-voices/world-cup-raises-the-bar-for-the-future-of-live-streaming (noting that the Sochi Olympics saw 7.8 million streams from Xfinity TV customers, and 683,000 live streams of the USA v. Germany match during the world cup); Press Release, Comcast Corp., SEC Network on Xfinity Gives Fans College Football Anywhere They Want (Aug. 28, 2014), http://corporate.comcast.com/comcast-voices/sec-network-on-xfinity-gives-fans-college-football-anywhere-they-want (highlighting record-breaking numbers of fans live streaming the Sochi Olympics, March Madness, and the World Cup).
155           Jeff Bercovici, World Cup Streaming Boosts Comcast’s TV Everywhere Push, Forbes, July 16, 2014, available at http://www.forbes.com/sites/jeffbercovici/2014/07/16/world-cup-streaming-boosts-comcasts-tv-everywhere-push/.

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Enhanced Video Technologies.  The Transaction will likewise bring Comcast’s best-in-class X1 platform and IP cable technology to the acquired systems – benefitting customers and programmers alike.  The X1 platform provides a state-of-the-art cloud-based user interface that includes integrated search (across TV, Xfinity On Demand, and DVR) with instant play; access to the Internet and apps like Facebook and Pandora; cross-product integration, including access to voicemail from the TV; enhanced personalization and recommendations; and a “Last 9” feature that enables customers to easily access the last nine channels, VOD programs, and apps that they viewed or used.156  Praise for the value and innovation of the X1 platform has been widespread.157  And the Television Academy recently honored Comcast with an Emmy Award for the X1’s user experience and visual design.158

156           Comcast-TWC Public Interest Statement at 79-82.  Though there is a one-time “platform activation fee” for the X1, the cost of X1-capable equipment is comparable to what a consumer would pay for DVR service on a conventional set-top box, contrary to suggestion made by Stop the Cap!.  See Stop the Cap! Comments at 5-6.  And customers receive tremendous value from the X1 over conventional devices.
157           See, e.g., Todd Bishop, Xfinity X1:  How Comcast Roped Me Back in to Cable, GeekWire, Aug. 22, 2013, http://www.geekwire.com/2013/xfinity-x1/ (“I have been testing this sleek black cable box for the past three weeks, but to call it a cable box really doesn’t do it justice.  It is a nice blend of Internet content, live television, apps, a multi-tuner DVR and on-demand programming, in one of the cleanest user interfaces that you’ll find from a cable company.”); Tim Carmody, Comcast’s New X1 UI Integrates Real-time and Streaming TV with News and Social Apps, The Verge, May 21, 2012, http://www.theverge.com/2012/5/21/3033972/comcast-ui-platforms-video-news-social-apps (“[X1] feels like a genuinely 21st-century way to use a widescreen television set – like a smart TV inside your cable box.”); John McDuling, The American Cable Industry’s Cunning Plan to Save Itself:  Make TV Work Like It Should, Quartz, Feb. 4, 2014, http://qz.com/172533/the-american-cable-industrys-cunning-plan-to-save-itself-make-tv-work-like-it-should/ (quoting Netflix CEO Reed Hastings describing the X1 as a “great product.”).
158           J.T. Ramsay, Comcast Wins Emmy for X1’s User Experience and Visual Design, Comcast Voices (Aug.14, 2014), http://corporate.comcast.com/comcast-voices/comcast-wins-emmy-for-x1-entertainment-operating-system.

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Dozens of commenters have cited these clear video benefits in supporting the Transaction.159  For example, as Ovation observes, “Comcast’s merger with TWC means a robust video experience for more Americans.  TWC customers will benefit from Comcast’s industry-leading X1 platform, which provides unprecedented choice, control, and access to content on a wide array of IP-connected devices.”160  And, as Starz notes, “Starz Networks will directly gain from these advancements in Comcast services because they will allow millions of additional subscribers to have access to better, more reliable platforms on which to access our programs.”161  Even Discovery Communications, while raising various self-serving concerns about the Transaction with the Commission,162 just last week acknowledged to its investors that the Transaction benefits programmers:  “[T]o the degree that [Comcast and AT&T are] bigger, have more access to investing in TV Everywhere and VOD offerings, a stronger ecosystem and a strong affiliate offering is good for us . . . .  I do like [distributors] being stronger and I do like their being able to preserve the ecosystem more successfully . . . .”163

159           See, e.g., Letter from State Representative Ron Ryckman, Jr., Kansas, to Chairman Wheeler, FCC, at 1 (Aug, 25, 2014) (“Comcast is really changing the game for innovative TV and Internet services.  They have set a high industry standard, yet continue to push the envelope on new technologies.  The X-1 platform allows me to stream video content anywhere, on various devices, showing that Comcast cares about making their services available to their customers when and how they want them.”); Letter from Mark Kleinschmidt, President, New Castle County Chamber of Commerce, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014) (“Comcast is one of the most dynamic technology companies currently operating in Delaware.  Some of its latest developments are incredible advancements in the world of home entertainment and broadband.  The new X1 operating system is just one example . . . .”); American Commitment Comments at 3 (“[The transaction will give consumers] accelerated deployment of advanced technology and development of new and innovative products and services such as Comcast[‘s] newly launched x1DVR and its X1 Entertainment Operating System, and Comcast’s video-on-demand platform.”).
160           Letter from Brad Samuels, Executive Vice President, Ovation, to Chairman Wheeler and Commissioners, at 1 (Aug. 25, 2014).
161           Letter from David Weil, Executive Vice President & General Counsel, Starz Networks, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
162	See discussion infra Section IV.B.2.a.
163           Remarks of Andy Warren, CFO & Senior EVP, Discovery, Bank of America Merrill Lynch Media, Communications and Entertainment Conference, Beverly Hill, CA, Tr. at 3 (Sept. 16, 2014).

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TWC and Charter customers will similarly benefit from Comcast’s investments in IP streaming technology, which allows customers with the X1 platform to access essentially their full cable linear line-up, including national networks, public, educational, and government access (“PEG”), and must-carry channels, on personal computers and mobile devices throughout the home and without the need to lease or purchase additional set-top boxes.164  With the launch of Comcast’s new X1 DVR with cloud technology, the combined company’s customers will also be able to record more shows; access them in their homes on multiple TVs, computers, and other devices; and download their recordings to mobile devices for later viewing away from home.165  Critically, the Transaction will allow Comcast to spread the costs of developing and deploying the X1 platform and future-related technology among more Comcast-owned systems, helping to support future innovation.166

164           TWC has also invested in the transition to IP cable and has created IP “simulcast” feeds of most national linear networks, which enables customers to access this programming on a variety of retail devices.  Comcast will build on TWC’s strengths and experiences to further accelerate the IP cable transition for the benefit of the combined company’s customers.
165           Comcast-TWC Public Interest Statement at 79-80.  The Transaction presents the opportunity for Comcast to spread the costs of developing and deploying the X1 platform among more Comcast-owned systems, which will help facilitate future innovation.  See Rosston/Topper Decl. ¶ 93.
166           See Rosston/Topper Decl. ¶¶ 85-86.

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C. The Transaction Will Promote Greater Voice Competition and Services.

The Transaction will allow Comcast to offer more advanced voice services to customers in the acquired areas, making the combined company a more effective competitor to ILECs and others.167  No commenter questions the transaction-specific benefits for the voice services marketplace in any meaningful way.  Some commenters express concern that the Transaction will adversely affect Lifeline services, but that is simply not true.168  Following the Transaction, the TWC operating entities that currently provide Lifeline service today will remain in place and will retain their status as regulated telephone utilities and designations as eligible telecommunications carriers (“ETCs”).  Moreover, any changes in this regard would be addressed by the state agencies with direct responsibility for this issue, which has no relevance here.

167           For example, Comcast’s Xfinity Voice includes an array of enhanced features, including newer features like “Voice 2go” – which allows users to place calls over a Wi-Fi or data connection using an app installed on a mobile device – and Readable Voicemail.  The Transaction will enable the Applicants to combine the best features of their respective services to create best-in-class voice service offerings, building on the strong foundation that already exists.  See Comcast-TWC Public Interest Statement at 83-85 & n.205 (citations omitted).
168           Greenlining Petition to Deny at 7-9; CPUC Comments at 7; NJDRC et al. Comments at 25.

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Nor is there any basis for concern that the Transaction may harm consumers by disrupting voice interconnection arrangements or derailing the transition of the public switched telephone network (“PSTN”) to IP delivery.169  Contrary to Public Knowledge’s speculative assertions, Comcast will not be able to leverage any market power to obtain favorable interconnection terms.  Comcast does not have market power in voice today, and this Transaction will not eliminate a voice competitor in any market.170  As Public Knowledge well knows, Comcast is an insurgent competitor in the voice market and a leader in the transition to IP technology, with over 20 privately negotiated VoIP interconnection agreements with all types of providers.  In fact, over half of Comcast voice traffic relies upon IP interconnection today.  While Comcast firmly believes the marketplace is evolving on its own without the need for government intervention, Comcast shares Public Knowledge’s support for the PSTN’s IP transition, and clearly has no interest in “derailing” it.

In short, the benefits to voice competition and innovation from the Transaction are substantial, well supported in the record, and should be given significant weight in the Commission’s public interest analysis.

D. The Transaction Will Enhance Competition and Choice for Businesses of All Sizes.

Applicants have further demonstrated that the Transaction will inject much-needed competition into the business services market and will bring about new, competitive choices for businesses of all sizes – small- and medium-sized business, regional and super-regional businesses, and enterprise businesses.  There is substantial support in the record for these important competition-enhancing benefits, and no meaningful opposition.

169           Public Knowledge et al. Petition to Deny at 50-53.

170           See infra at IV.B.5.  Indeed, as of the Q2 2014, Comcast had approximately 11 million voice subscribers, whereas both AT&T and Verizon had over approximately 20 million voice subscribers.  AT&T Inc., Quarterly Report (Form 10-Q), at 29 (Aug. 1, 2014); Verizon Commc’ns Inc., Quarterly Report (Form 10-Q), at 33 (July 29, 2014).

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Comcast and Time Warner Cable have each made some inroads in serving business customers within their existing footprints, focusing primarily on serving small- and medium-sized businesses.  Comcast, for its part, continues to improve its offerings and has expanded its fiber network to make high-speed Ethernet services capable of speeds up to 10 Gbps available to more businesses, including recent expansions in Connecticut, Texas, Vermont, and Washington.171  Comcast has won several awards for its achievements in serving small businesses,172 and a number of Comcast Business customers and business organizations strongly support the Transaction.173  Brent Wilkes, Executive Director of the League of United Latin American Citizens, notes that when his organization became a Comcast Business customer, “our Internet speeds increased 10 fold and our bill dropped in half.”174  These offerings have evoked a competitive response from incumbent providers.  Comcast and TWC have introduced aggressive price competition in the small and medium-sized business segments, with a 2013 research report noting that new entry decreased Ethernet pricing for business by 10 percent or more per year.175  Legacy providers are also responding by expanding fiber to businesses and have improved their offerings to bundle new data and voice features with basic network features, thereby adding value for customers.176

171           Press Release, Comcast Business, Comcast Business Extends Fiber Network to Bring Ethernet Services to Rutland, County, Vermont (May 15, 2014), http://business.comcast.com/resource-library/press-releases/details/2014/05/15/comcast-business-extends-fiber-network-to-bring-ethernet-services-to-rutland-county-vermont?NewsItemID=74264047-2963-62fe-b0b5-ff0000efc36d&IsPremium=False; Press Release, Comcast Business, Comcast Business Extends Fiber Network to Bring Multi-Gigabit Ethernet Services to Four New Haven County Communities (Aug. 13, 2014), http://business.comcast.com/resource-library/press-releases/details/2014/08/13/comcast-business-extends-fiber-network-to-bring-multi-gigabit-ethernet-services-to-four-new-haven-county-communities?NewsItemID=bc7f4747-2963-62fe-b0b5-ff0600efc36d&IsPremium=False; Press Release, Comcast Business Brings Multi-Gigabit Ethernet to Underserved Commercial Areas in Kent, Washington (Aug.13, 2013), http://www.businesswire.com/news/seattlepi/20140813006202/en; Erin Mulvaney, Comcast Expands Fiber-Optic Network to Baytown Industrial Park, Houston Chron., June 16, 2014, http://www.houstonchronicle.com/business/technology/article/Comcast-expands-fiber-optic-network-to-sprawling-5556850.php#/0.
172           In addition to the many awards Comcast received for its small business services previously noted, see Comcast-TWC Public Interest Statement at 87, Comcast Business jumped to sixth position in Vertical Systems Group U.S. Ethernet LEADERBOARD in the first half of 2014, see Mike Tighe, Comcast Business Jumps Up Ethernet Market Leaderboard, Comcast Voices (Aug. 20, 2014), http://corporate.comcast.com/comcast-voices/comcast-business-jumps-up-ethernet-market-leaderboard.
173           See, e.g., Letter from Michael Paris, President and CEO, Council for Quality Growth, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014). (“Thanks to Comcast’s state-of-the-art network, Comcast Business offers advanced communications solutions for small to mid-sized companies that increase productivity, offering speeds of up to 10 Gbps.”); Letter from Howard Tullman, CEO, 1871, to Marlene H. Dortch, Secretary, FCC, at 1 (Aug. 22, 2014) (“Comcast was one of the first corporate companies we sought to work with in order to provide business class service to drive technology innovation at our start-up hub.  We currently serve over 250 companies in our 75,000 square foot workspace, with additional plans underway to expand our center to encourage more growth in the Chicago business community.  Fortunately, Comcast business services has provided critical services to keep work and innovation flowing.”); Letter from Justin Massa, Founder and CEO, Food Genius, at 1 (Aug. 22, 2014) (“High speed Internet, reliable connections, and 24/7 support are just a few of the benefits my company has received as a Comcast Business Class customer. . . .  In fact, Comcast’s support is an important component in our ability to expand.  Its technology – especially the opportunity to scale the services we support and need – is critical to growing our business.”).
174           Letter from Brent Wilkes, Executive Director, League of United Latin American Citizens, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 25, 2014).
175           Insight Research Corp., US Carriers and Ethernet Services, 2013-2018, at 5 (Aug. 2013); see also TeleGeography, Global Enterprise Networks: Enterprise Service Pricing, at 16 (Jan. 2013) (“Median Ethernet market prices remain volatile, fluctuating considerably year to year. . . .  With this said however, the long-term price trend is clearly down.”); id. at 20 (“As a growing number of carriers offer the service, [Virtual Private LAN Service] prices continue to decline.”); Craig Galbraith, CableCos Gain Ground in Ethernet, But AT&T, Verizon Still Lead, Channel Partners, Feb. 12, 2014, http://www.channelpartnersonline.com/news/2014/02/cablecos-gain-ground-in-ethernet-but-at-tverizon.aspx (“Cable companies have developed a winning formula for the U.S. business Ethernet market.  They are successfully leveraging their on-net fiber footprints to offer aggressive pricing and rapid service provisioning.”); see also Comcast-TWC Public Interest Statement at 87-88; Rosston/Topper Decl. ¶¶ 119-120; Israel Decl. ¶¶ 159-160.
176           See Comcast-TWC Public Interest Statement at 87-88; Rosston/Topper Decl. ¶¶ 119-120; Israel Decl. ¶¶ 159-160.

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Despite these inroads, Comcast and TWC are currently constrained by geographic limitations and lack of scale from competing more effectively against incumbent providers.  In 2013, Comcast and TWC had a combined share of only approximately 10-15 percent of the market segment for small- and medium-sized businesses in their footprints, and a de minimis share of regional and enterprise businesses.177  Because larger businesses and enterprise customers have locations spanning multiple areas and cable footprints, Comcast, TWC, and other cable companies have been unable to offer seamless business service options – or meaningful competition against incumbent providers – across these different locations.178  As a result, as Allen Gutierrez of The Latino Coalition observes, “[c]ompetition in the market for technology and communications services for businesses is sorely needed in many markets today.”179

177           See Comcast-TWC Public Interest Statement at 87.
178           For such customers to date, the only alternative to an ILEC is to rely on an “aggregator” that cobbles together multiple providers’ offerings across many regions.  However, this approach can create coordination problems given technical differences among different providers’ networks, as well as other issues associated with multiple points of contact for customer service and technical assistance.  See Comcast-TWC Public Interest Statement at 90-92.
179            Letter from Allen Gutierrez, Executive Director, The Latino Coalition, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014) (emphasis added).

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The Transaction will help create this “sorely needed” competition by providing Comcast with the greater geographic scope necessary to offer seamless service options to more large and regional businesses and enterprise customers across its expanded network.180  Greater scale will also allow the combined company to drive fiber and other high-capacity technology deeper into its network, further enhancing the services it can offer to these business customers.  Drs. Rosston and Topper explain that the Transaction will enable the combined company to undertake network infrastructure investments that would not occur absent the Transaction.181

In short, because it changes both the economic rationale and the company’s capabilities to build out the network to serve these businesses, the Transaction will transform the competitive landscape of the business services market by creating a new competitor that can stand toe-to-toe with the incumbent telcos that dominate the market, and can offer business customers uniform, high-quality communications solutions at lower prices.  As one Comcast executive explains, “[f]ootprint . . . is the key to bringing Ethernet to more businesses.”182  Drs. Rosston and Topper have concluded that, by significantly expanding Comcast’s geographic scope and by rationalizing Comcast’s service areas through the Divestiture Transactions, the Transaction will likely reduce service prices for businesses within the combined company’s new footprint by reducing costs, eliminating double marginalization, and creating a viable new service provider in this space.183  And they affirm that “the benefits of geographic reach are transaction specific, and joint sales are not a viable means of realizing the same benefits.”184

180            Following the Divestiture Transactions, as Drs. Rosston and Topper previously explained, the combined company’s expanded regional presence in California and New England, for example, will allow the company to serve more businesses with locations concentrated in these regions “on net.”  Rosston/Topper Supplemental Decl. ¶¶ 15-17; see also id. ¶¶ 24-26.
181           See Rosston/Topper Reply Decl. ¶ 26; see also Israel Reply Decl. ¶ 217.
182           Mike Tighe, Comcast Business Discusses the Future of Ethernet, Comcast Voices (Jan. 7, 2014), http://corporate.comcast.com/comcast-voices/comcast-business-discusses-the-future-of-ethernet.
183           Rosston/Topper Decl. ¶ 129; see also Israel Decl. ¶ 153; Rosston/Topper Reply Decl. ¶ 25.
184           Rosston/Topper Reply Decl. ¶ 27.  While Comcast and TWC have pursued some joint opportunities, these efforts have borne only modest fruit and have encountered friction.  See id.

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In addition, the Transaction will bring together the best of Comcast’s and TWC’s innovations in businesses services, including, for example, Comcast’s Business Voice Edge and the cloud-based business solutions TWC offers through its NaviSite subsidiary.185  Further, products developed for the national, regional, and enterprise business customers often can be offered to or repackaged for small businesses, and even to consumers.  And, of course, network investments and upgrades undertaken to serve larger businesses will ultimately redound to the benefit of small businesses and residential customers as well.

Besides benefiting businesses of all sizes, the Transaction will also spur greater competition for wireless backhaul services.  The additional network investments, fiber buildout, and greater reach resulting from the Transaction will better position the combined company to offer wireless backhaul services to wireless carriers – adding much-needed capacity and competition in this space.186

185           See Comcast-TWC Public Interest Statement at 96-97; see also Rosston/Topper Decl. ¶ 139; Rosston/Topper Reply Decl. ¶¶ 25-26.
186           Comcast-TWC Public Interest Statement at 97-98.

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Notably, no party seriously challenges these substantial benefits – ones that the Commission has squarely recognized in the past as key benefits justifying transactions before the agency.187  As Dr. Carlton concludes:

Dr. Israel also shows how these significant efficiency gains will bring more competition and more reliable services to business customers, especially those with multiple offices throughout the combined company’s region.  The Commission should welcome the strengthening of competition in this sector.188

The few opponents that address these business benefits at all either casually dismiss them with no analysis189 or seek wholesale access conditions that make no sense to impose on a new, emerging entrant.190

In contrast, over 100 chambers of commerce and other business organizations have voiced their strong support for the Transaction, highlighting in particular the benefits to competition that it will bring to business customers:191  The Coachella Valley Economic Partnership states that “Comcast’s entry will increase competition for communications services for all businesses in our region no matter what their specific needs, which has great potential for lowering costs and increasing quality.  The enhanced services, like hosted voice and cloud collaboration applications, that Comcast provides in other markets will enable businesses to be more efficient and will free smaller outfits from the burdens of large capital outlays for their own phone systems and large file storage facilities.”192  R.J. Lehman of The R Street Institute observes that “[o]ne under-appreciated consumer benefit of a combined Comcast-TWC is the role the larger company could play in the business services sector.”  He further explains:

187           See CIMCO Order ¶ 4; TWC-Insight Order ¶ 23; Applications Granted for the Transfer of Control of PAETEC Holding Corp. to Windstream Corp., Public Notice, 26 FCC Rcd. 16078, 16079 (2011) (“[W]e find that the transaction poses no significant competitive harms and should provide benefits to residential and business customers resulting from Windstream offering a broader range of competitive services[.]”).
188	Carlton Decl. ¶ 7.
189           See City of Los Angeles Comments at 3 (making merely cursory claims that the benefit to businesses is “not obvious” because TWC already states that it offers world class voice and data services for businesses).
190           See COMPTEL Petition to Deny at 10-13; TEXALTEL Comments at 1-2.
191           See, e.g., Letter from Harry C. Alford, President & CEO, National Black Chamber of Commerce, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014) (“Comcast consistently makes and upholds commitments made to improve the quality of life in the communities it serves by enhancing opportunities for minority-owned businesses and employees of color . . . I can say with full confidence that this proposed deal offers several real public interest benefits for minority-owned businesses and for the communities that Comcast intends to serve post approval.”); Letter from Justin Vélez-Hagan, Executive Director, National Puerto Rican Chamber of Commerce, to Chairman Wheeler and Commissioners, FCC, at 1-2 (Aug. 25, 2014) (“It is our sincere opinion that Comcast’s entrance into Los Angeles and New York City would be a boon to Hispanic and minority-owned enterprises in those markets. Between 2010 through 2013, Comcast increased spending on Hispanic-owned suppliers by 24%.  This growth has the potential to support both increased financial stability and employment among Hispanics in these new cities, who suffer from disproportionately high levels of unemployment.  In addition, by expanding its investments into more advanced broadband services, small businesses and entrepreneurs will have greater access to the technologies needed to compete in today’s increasingly global marketplace.”); Letter from Richard Armstrong, Director of Corporate and Institutional Relations, Boston Ballet, to Marlene H. Dortch, Secretary, FCC, at 1 (Aug. 25, 2014) (“The success my organization has had using Comcast Business makes me confident that small businesses and non-profit organizations in Comcast’s new markets will benefit from a successful transaction.”); Letter from Peter DelGreco, President & CEO, Maine & Company, to Chairman Wheeler, FCC, at 1 (Aug. 21, 2014) (“Combining these networks will allow businesses and consumers to have access to all the benefits of the larger network.  Such benefits as login authentication and consistent access provide a tremendous benefit and reduce personal and professional hassles.”); Letter from Peter S. Ho, Chairman, President & CEO, Bank of Hawaii, to Chairman Wheeler, FCC, at 1 (Aug. 21, 2014); Letter from Earl “Skip” Cooper, II, President & CEO, Black Business Association, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014) (“Comcast’s business model, which values supplier diversity, would be a great addition to our community, especially to the growth and success of minority-owned service companies, suppliers and programmers.”).
192           Letter from Thomas Flavin, President & CEO, Coachella Valley Economic Partnership, to Chairman Wheeler, at 1 (Aug. 22, 2014).  Similarly, the Redwood City-San Mateo County Chamber of Commerce wrote that “[t]he entry of Comcast’s business offerings into more markets where our members operate will create new competition for telecom services.  As a result, our members will have more choices of providers for high-end services, and our larger business members with locations in both the northern and southern parts of the state will be able to better integrate their operations, thus increasing efficiency and lowering operating costs.”  Letter from Amy Buckmaster, President & CEO, Redwood City-San Mateo County Chamber of Commerce, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014).

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While both Comcast and TWC have a modest presence in the market to provide broadband and voice service to small businesses, the firms are only marginal players in the market to serve large commercial enterprises.  Because of the need for a large national service footprint, the business services market traditionally has been dominated by telecoms like Verizon and AT&T.  A combined Comcast-TWC . . . could for the first time become competitive, with benefits redounding to business services customers.193

193           Letter from Eli Lehrer, President, and R.J. Lehmann, Senior Fellow, The R Street Institute, to FCC Commissioners, at 2 (Aug. 21, 2014).

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In sum, the evidence in the record is clear and demonstrates the significant benefits that the Transaction will foster in the business services market.

E. The Transaction Will Accelerate the Deployment and Adoption of Next-Generation Cable Advertising Technologies.

Comcast and TWC have each experimented with new cable advertising technologies that respond to the needs of advertisers in today’s changing media landscape.194  The Transaction will provide the combined company with the expanded customer base and greater geographic reach necessary to further invest in and accelerate the deployment of next-generation advertising technologies, such as DAI and addressable advertising, and interest advertisers in using them.  As shown below, this will benefit advertisers, promote the adoption of new technologies,195 and create added benefits for content providers and consumers alike.  These advertising benefits, which are not credibly challenged by any commenter, further support the public interest analysis here.  It is, therefore, not surprising that the only advertisers who have submitted comments in the docket for this Transaction all enthusiastically support the Transaction and its advertising benefits.

Dynamic Ad Insertion. DAI technology can transform advertising on VOD and other platforms by inserting ads in real time separate from the programming stream.  DAI enables the replacement of what traditionally have been stale, static ads with timely, tailored messages on these platforms, allowing advertisers to connect more effectively with the increasingly large segment of consumers who engage in time-shifted viewing of shows or view content using IP-enabled devices.196  As MediaVest – a division of one the world’s largest media agencies – notes, advertisers “face increasing challenges in efficiently reaching consumers as they move across devices and consume content in a myriad of ways.”197  DAI helps to address those challenges.

194           See Comcast-TWC Public Interest Statement at 100-101; Rosston/Topper Decl. ¶¶ 145, 155.
195           See Comcast-TWC Public Interest Statement at 100-101; Rosston/Topper Decl. ¶¶ 142-143.
196           See Comcast-TWC Public Interest Statement at 100-01.
197            Letter from Brian Terkelsen, CEO, MediaVest, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 9, 2014).

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The Transaction will enable the combined company to spread the costs of DAI over an expanded customer base, and further deploy and enhance this technology across multiple platforms,198 and across the combined company’s expanded footprint, including major markets like New York and Los Angeles.199  This will increase the incentives for advertisers and ratings agencies to invest in the development of common audience measurements and effectiveness tools for these new advertising platforms.  To date, the lack of viewer measurement tools has created significant barriers for widespread adoption and deployment of new advertising technologies.200  As Drs. Rosston and Topper have explained, “[t]he increased scale from the transaction may help the industry overcome one of the biggest hurdles to realizing the significant potential of dynamic VOD advertising: measurement of viewing[.]”201  A common measurement metric is key to the development of DAI.  According to Drs. Rosston and Topper:

If DAI on VOD can be measured so that advertisers pursue it more enthusiastically, content providers and consumers would also benefit.  One of the biggest issues faced by content providers is the growing use of DVR viewing, which leads to ad skipping and reduced revenues.  DAI in VOD offers an opportunity for content providers to enable the time-shifted viewing that consumers increasingly demand along with better monetization than DVR.  [Improved measurement] could create significant incremental revenue for content providers and, as a result, potentially increase free content for consumers.202

198           Comcast-TWC Public Interest Statement at 101; Rosston/Topper Decl. ¶¶ 145, 149.
199           Comcast-TWC Public Interest Statement at 102; Rosston/Topper Decl. ¶¶ 145, 153.  As Drs. Rosston and Topper further explain in their Response, Comcast’s efforts to date to develop its own audience measurement tools for VOD programming have fallen short, and the company “has encountered difficulties gaining industry acceptance of this technology with its current scale and reach.”  Rosston/Topper Reply Decl. ¶ 19; see also id. ¶¶ 20-22.
200           Comcast-TWC Public Interest Statement at 101-02; Rosston/Topper Decl. ¶¶ 144-145.
201           Rosston/Topper Decl. ¶ 144.
202           Rosston/Topper Reply Decl. ¶¶ 18, 22.

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Addressable Advertising. The Transaction will likewise accelerate the deployment and adoption of addressable advertising, which allows marketers to replace geographic zone targeting (i.e., advertising targeted at specific zip codes or neighborhoods) with advertising based on demographics and other characteristics.203  This technology enables advertisers to improve the efficiency and cost-effectiveness of their marketing efforts, and will provide a new option for advertisers who might not have previously considered cable advertising to reach very targeted markets.204  As one commenter observes, this will enable the combined company to “offer businesses the ability to market to customers with the highest levels of precision, whether the business is a taqueria on 26th Street or a Fortune 500 company.”205

The Transaction will extend Comcast’s addressable advertising technology and development plans to the acquired systems.206  The combined company’s increased geographic reach and scale, in turn, will enhance the value of addressability to advertisers by significantly expanding the potential pool of desired viewers – i.e., with a bigger starting audience, a larger number of desired households can be targeted using Comcast’s addressable advertising services.207  Bill Koenigsberg, founder of Horizon Media, the largest privately held media agency in the world, notes that “[a]ddressable advertising has largely been difficult to achieve because of lack of reach,” which is one of the reasons he strongly supports the Transaction.208  “Through the merger, the combined company would deliver the kind of scale required to make such hyper-targeting a viable advertising option.”209

203           Comcast-TWC Public Interest Statement at 103-04; Rosston/Topper Decl. ¶¶ 150-152, 154-156.
204           Comcast-TWC Public Interest Statement at 103; Rosston/Topper Decl. ¶ 156.
205           Letter from Jaime di Paulo, Executive Director, Little Village Chamber of Commerce, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014).
206           Comcast-TWC Public Interest Statement at 104-05; Rosston/Topper Decl. ¶¶ 154-156 (noting that TWC has not deployed addressable advertising on its cable platform).
207           Comcast-TWC Public Interest Statement at 105; Rosston/ Topper Decl. ¶¶ 149, 150-152.  Drs. Rosston and Topper also point out that, given Comcast’s scale, the Transaction may also lead to other MVPDs adopting next-generation advertising technologies, thereby allowing these capabilities to be offered more broadly on a uniform basis.  Rosston/Topper Decl. ¶¶ 149-152.
208           Letter from Bill Koenigsberg, President & CEO, Horizon Media, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 12, 2014).
209           Id.

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Several other leading media agencies representing many of the nation’s top advertisers have voiced their support for the Transaction and the benefits that it will bring to the advertising industry.  GroupM, the world’s largest public media investment company with over $104 billion in ad billings last year,210 believes that these next-generation advertising technologies, along with the necessary scale and geographic reach resulting from the Transaction, will “reinstat[e] advertiser confidence that their ads are being viewed” and make cable television “a much more attractive platform for advertisers currently shifting dollars to alternatives that are perceived to be more accountable than linear TV.”211  Given that local cable television advertising today accounts for only approximately 7 percent of all local advertising spending,212 attracting even a small percentage more advertising to cable could introduce some new competition to this already diverse marketplace.  MediaVest agrees that the “advertising industry as a whole will benefit” from the next-generation advertising technologies that the transaction will promote.213

210	See GroupM, www.groupm.com (last visited Sept. 22, 2014) (citing RECMA 2013 data).
211           Letter from Irwin Gotlieb, Chairman, GroupM, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug, 22, 2014).
212           See Rosston/Topper Reply Decl. ¶ 218.
213           Letter from Brian Terkelsen, CEO, MediaVest, to Chairman Wheeler and Commissioners, FCC, at 1-2 (Aug. 9, 2014).

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Although these next-generation advertising technologies may be of most interest to advertisers, Applicants have shown that the increased deployment and adoption of innovative advertising options like DAI and addressable ads will likely benefit content providers and consumers as well.  Specifically, DAI will allow content providers to better monetize programming on VOD and other platforms, thereby providing a new revenue source to support high-quality programming and possibly even reducing pressure on affiliate licensing fees.214  As Drs. Rosston and Topper explain:

 Content providers are willing to provide more VOD content, e.g., entire seasons of popular shows, to Comcast (and other MVPDs) if they are able to monetize it — and consumers are then often able to enjoy this additional content with no additional charges.  The availability of more, free VOD has also proven to be self-reinforcing for content providers’ business, as it allows viewers to catch up on previous episodes, and increases the live and total audience size for current shows by helping build momentum as a season progresses.215

In fact, Drs. Rosston and Topper concluded that advanced advertising services and the added scale from the Transaction could lead to consumers receiving discounted or free access to some of the same content they currently purchase elsewhere for $8-12 per month.216  And addressable advertising can reduce the number of entirely irrelevant ads that now encumber the consumer’s video watching experience.

While certain commenters, such as Viamedia, RCN, CenturyLink, and ACA claim that the Transaction will create harms for cable spot advertising or for cable advertising representation services, as explained in Section IV.D below, these claims amount to little more than attempts by disgruntled competitors and their customers to advance their own parochial business interests – with no real nexus to the deal – by limiting competition and benefits to the advertising market as a whole.  They should, therefore, be rejected by the Commission, particularly in light of the overwhelming support of advertisers for the Transaction.

214           See Comcast-TWC Public Interest Statement at 103; Rosston/Topper Decl. ¶ 147; Rosston/Topper Reply Decl. ¶ 22.
215           Rosston/Topper Repl. Decl. ¶ 22.
216           See Comcast-TWC Public Interest Statement at 103; Rosston/Topper Decl. ¶ 147.

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F. Other Transaction Benefits

1.	The Transaction Will Generate Key Efficiencies That Will Drive the Public Interest Benefits.

As Applicants previously detailed, the Transaction will create economies of scale at the national and regional levels, an expanded geographic reach, and a greater ability to share technologies and services.  As numerous commenters recognize, these efficiencies will drive the many public interest benefits of the Transaction for residential customers, businesses, and advertisers.  For example, as Cisco observes, “[w]ith the proposed transactions, Comcast would of course gain greater scale, enabling it to increase its investments in cutting-edge technologies and services and spread the costs across a larger customer base.  In addition, the transactions would allow Comcast and Charter to better rationalize their geographic footprints, producing efficiencies that will provide more room for investment and innovation.”217  Broadcom similarly states that it “believe[s] the proposed Comcast/TWC transaction will give Comcast the scale required to build on its industry leading technology initiatives and to invest in further innovation in video and broadband services.”218

Some commenters wrongly suggest that these efficiencies are not transaction-specific, will not be realized, or will not lead to the claimed public interest benefits.  These claims either misunderstand or mischaracterize the demonstrated efficiencies (or both), and provide no facts or viable economic theory refuting the procompetitive benefits that these efficiencies will create.

217           Cisco Comments at 7.
218           Broadcom Corp. (“Broadcom”) Comments at 3.

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In particular, some commenters allege that Comcast and TWC could realize the same economies of scale or geographic reach by expanding within their current footprints or into each other’s territories.219  But as Drs. Rosston and Topper explain, this is not the case:

While it is true that Comcast could gain scale by winning more customers within its current footprint (and it continues to aggressively compete for these customers), the transactions allow for additional scale through an expanded footprint and the ability to compete for a larger universe of otherwise unavailable potential customers; such growth cannot be obtained organically within Comcast’s existing footprint.

*           *           *

As we described in our April Report, Comcast and TWC have not found it profitable to build new cable systems outside their existing geographic footprints or make the major investment necessary to successfully enter as an out-of-footprint OVD.  It would be cost prohibitive for Comcast or TWC to build new cable systems throughout each other’s geographic footprint, and we have seen no evidence that either firm has considered doing so.220

Dr. Israel agrees, concluding that “[g]iven that the parties have decided that footprint expansion is cost-prohibitive, and given the unchallenged fact from the original Israel Declaration that cross-operator partnerships have proven quite unsuccessful in this industry, unlocking the profitability of these investments by scaling them to more territories is a transaction-specific benefit.”221

Other parties claim that Comcast and TWC already have sufficient scale, such that any added economies of scale will be negligible,222 or contend that the value of economies of scale must reach a certain threshold in order to yield benefits for consumers.223  The analysis of Drs. Rosston and Topper again shows otherwise.  In their April declaration, they provide concrete examples of investments and projects that Comcast failed to undertake, or undertake as quickly, due to lack of sufficient scale, notwithstanding its size relative to other cable companies.224

219           See, e.g., Free Press Petition to Deny at 78; WGAW et al. Petition to Deny at 62-64; Cogent Petition to Deny, Declaration of Joseph Farrell (“Farrell Decl.”) ¶ 102.
220           Rosston/Topper Reply Decl. ¶¶ 11, 33 (emphasis added).
221           Israel Reply Decl. ¶ 211.
222           Consumers Union et al. Petition to Deny at 38-39; AAI Comments at 23-36; Los Angeles County et al. Petition to Deny at 6-8; Senator Franken Comments at 10-11.
223           Netflix Petition to Deny, Declaration of David Evans (“Evans Decl.”) ¶ 37 n.12; WGAW et al. Petition to Deny, Testimony of William Comanor (“Comanor Test.”) at 22.  Nor is there any merit to the claim that the synergies and efficiencies must directly translate into a reduction in cable prices in order to be a benefit.  See Senator Franken Comments at 22.  As discussed in Section III.B, these synergies and efficiencies will lead to tangible benefits to customers in acquired systems, like accelerated upgrades to all-digital, more reliable services, and customer service innovations, among others.
224           See Rosston/Topper Decl. ¶¶ 87, 90, 93, 136; see also Rosston/Topper Reply Decl. ¶ 9.  This evidence also rebuts the claim made by Stop the Cap! that the benefits and efficiencies of the transaction are vague.  See Stop the Cap! Comments at 1-2.

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In addition, Drs. Rosston and Topper set out specific examples of how economies of scale in prior transactions (e.g., Adelphia and AT&T Broadband) enabled Comcast to undertake larger fixed cost investment in infrastructure and in providing advanced services, showing that such efficiencies are not merely theoretical.225  And, as Comcast increasingly competes in various segments of its business against national or even global competitors like Apple, Google, Netflix, and others, its size relative to other cable companies becomes an even less relevant measure.  Drs. Rosston and Topper also make clear that the benefits of increased investment due to economies of scale will accrue to customers, regardless of the proportion of increased investment to total costs or the proportion of increased investment to the size of the company.226  This evidence refutes the contrary – and factually unsupported – claims advanced by Professors Comanor and Evans, respectively.227

225           See Rosston/Topper Reply Decl. ¶¶ 12, 14, 16.  As Vermont Governor Peter Shumlin recounts, since Comcast acquired the Adelphia systems in Vermont in 2006, it has invested nearly $128 million on broadband infrastructure in the state and extended broadband connectivity across the state.  See Letter from Governor Peter Shumlin, Vermont, to Marlene H. Dortch, Secretary, FCC, at 1 (Aug. 20, 2014).
226           See Rosston/Topper Reply Decl. ¶¶ 13-14.
227           See Netflix Petition to Deny, Evans Decl. ¶ 37 n.12; WGAW et al. Petition to Deny, Comanor Test. at 22.

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Finally, Consumers Union and Common Cause contend that deploying common technologies and services across the combined the Comcast and TWC systems would involve integration difficulties to the detriment of customers.  But, as Drs. Rosston and Topper explain, this is idle speculation:

[W]hile there are certain to be some costs related to integrating Comcast and TWC systems, if the costs were so high that they would lead to increased prices or lower quality service, Comcast would not choose to make those service changes.  After all, Comcast has the option of leaving current TWC technologies in place if they are a more efficient way of meeting customer demand than an alternative Comcast technology.228

Comcast has proven in past transactions (e.g., Adelphia and AT&T Broadband) that it can integrate newly acquired systems in ways that benefit consumers through better, more reliable networks and enhanced, industry-leading video, broadband, and voice services.229  It will do the same following this Transaction.

2.	The Extension of Commitments and Conditions from the Comcast-NBCUniversal Order Will Further Enhance the Public Interest.

Numerous commenters support the Transaction because they have experienced firsthand Comcast’s fulfillment of – and, in many cases, over-delivery on – commitments and conditions from the NBCUniversal transaction.  Specifically, these supporters recognize and strongly embrace the extension of the following benefits to the acquired TWC and Charter systems (among others):  (1) various pre-existing obligations and other commitments developed in connection with the NBCUniversal transaction, and (2) Comcast’s best-in-class diversity and community investment programs.

228           Rosston/Topper Reply Decl. ¶ 39.
229           See Comcast-TWC Public Interest Statement at 36-38, Exhibit 9 (Promises Made, Promises Kept).

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As explained in the Public Interest Statement, the Comcast-NBCUniversal Order contained more than 150 conditions, many with multiple subparts.  Comcast consistently has met, and often exceeded, all of its commitments and obligations.230  Indeed, even when no longer mandated or required, many of these conditions and commitments have become part of Comcast’s core business ethic and operations.  Commenters who suggest Comcast has failed to live up to its obligations, or overstated its voluntary commitments,231 simply mischaracterize the facts.  Comcast submits comprehensive and publicly available annual transaction compliance reports,232 as well as annual compliance reports on Internet Essentials,233 with the Commission.234  Neither the Commission nor any other party has seriously questioned Comcast’s documented compliance efforts.  And those that claim that the expansion of these commitments to the acquired systems is merely a legal obligation, not a public interest benefit,235 overlook the fact that millions of additional customers in the acquired systems will now benefit from protections, offerings, and opportunities that they did not enjoy before and would not have received otherwise.  The Transaction is unquestionably the “but-for” source of these benefits.  Further, it bears stressing that Comcast has voluntarily extended certain commitments even after they expired under the NBCUniversal Order, and has overdelivered broadly on its requirements, making the question whether “legal obligations” can constitute a cognizable benefit not only silly, but irrelevant.

230           In one instance (addressed through a voluntary consent decree), the Commission took issue with certain elements of how Comcast marketed and advertised its standalone broadband Internet service.  See id. at 106-07 & n.273 (discussing the two Commission proceedings related to the conditions that involved interpretative issues – neither of which resulted in the Commission finding or even suggesting noncompliance).
231           It is not accurate or constructive to make broad, general statements that the NBCUniversal conditions have been unsuccessful or that parties intended to be protected by them have prevailed only after long delays and large expenses.  See Dish Petition to Deny at 88-93; ITTA Petition to Deny at 13-15.  As explained in the Public Interest Statement, see Comcast-TWC Public Interest Statement at 149, 170, and further below, Comcast and NBCUniversal have broadly licensed content and significantly expanded carriage of independent programs, all on reasonable and market-based terms.  So it is hard to take seriously claims that the conditions or the marketplace have not worked when all the evidence in the record demonstrates the exact opposite.  Nor should Comcast’s compliance be called into question based on hyperbole and anecdotal evidence, at best.  For example, the New Jersey Division of Rate Counsel and NASUCA argue that “Comcast has a poor track record when it comes to fulfilling the commitments it negotiated to gain approval of its takeover of NBC.”  NJ Division of Rate Counsel and NASUCA Comments at 24.  Yet for this sweeping proposition, they cite only a May 2014 Greenlining Institute filing before the California Public Utilities Commission that raises unsupported and false allegations regarding the efficacy of the Internet Essentials program.
232           See, e.g., David L. Cohen, Comcast and NBCUniversal File Third Annual Compliance Report on NBCUniversal Deal, Comcast Voices (Mar. 3, 2014), http://corporate.comcast.com/comcast-voices/comcast-and-nbcuniversal-file-third-annual-compliance-report-on-nbcuniversal-deal.
233           See Annual Compliance Report on Internet Essentials, the Comcast Broadband Opportunity Program (July 31, 2012), available at http://corporate.comcast.com/images/Internet-Essentials-Annual-Report_07312012_v3.pdf; Second Annual Compliance Report on Internet Essentials, the Comcast Broadband Opportunity Program (July 31, 2013), available at http://corporate.comcast.com/images/MB-10-56-Internet-Essentials-Annual-Compliance-Report-2013-07-31.pdf; Third Annual Compliance Report on Internet Essentials, the Comcast Broadband Opportunity Program (July 31, 2014), available at http://corporate.comcast.com/images/MB-10-56-Comcast-Internet-Essentials-Annual-Report-2014-07-31.pdf.  Comcast has also voluntarily published Internet Essentials progress reports not required by the FCC.  See Internet Essentials Launch Report (Jan. 31, 2012), available at http://corporate.comcast.com/images/InternetEssentialsfromComcast.pdf; Internet Essentials 2nd Annual Progress Report and New Enhancements (Mar. 5, 2013), available at http://corporate.comcast.com/images/IE-FCC_Trifold-2013-FNL_HRnoCrops.pdf; Internet Essentials Program Highlights at a Glance, Fall 2013 (Sept. 2013), available at https://www.internetessentials.com/sites/internetessentials.com/files/reports/ie-fcc_trifold-2013_fall_fnl.pdf; Year Three Internet Essentials Progress Report (Mar. 4, 2014), available at https://www.internetessentials.com/sites/internetessentials.com/files/reports/fcc_hi_res_no_crops_final_022814.pdf.
234           In May 2011, Free Press claimed that Comcast failed to describe each local program and included commercials in its calculation of local programming time in its localism compliance reports to the Commission.  Free Press got its facts wrong.  Nearly three years later, it is no surprise that the Commission has not acted on the claim.  Not only has Comcast met the Commission’s condition, but is has far surpassed it.  During 2013, the 10 NBC Owned Television Stations produced and aired approximately 2,500 hours of regularly scheduled local news programming over and above the amount required.  This surpasses the Commission’s requirement to add 1,000 hours of new, local news programming by approximately 1,500 hours.  Comcast’s Telemundo Station Group beat the Commission’s requirement to air 1,000 hours of regularly scheduled local news programming by approximately 1,300 hours.
235           See WGAW et al. Petition to Deny at 65-66; Netflix Petition to Deny at 97.

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Given this strong record, the Commission should give substantial weight in its public interest review to the following key benefits that will be extended to the acquired systems.236

Open Internet Commitment.  As noted above, the Transaction will extend “Comcast’s ongoing commitment to a free and open Internet . . . to millions more cable customers,”237 so that “[a]ll post-merger broadband customers will enjoy the protections of the no-blocking and non-discrimination rules.”238  This will provide greater certainty for both consumers and edge providers as the Commission develops new, industry-wide rules.239

236           See Response to Request No. 51.  It is Comcast’s intention to comply with the conditions and the commitments with respect to the acquired assets.  However, because these conditions were in many cases tailored specifically to Comcast’s cable systems and technologies, compliance may in many instances require some transition time or clarifications relating to the integration of TWC or Charter systems and services.  See id.
237           Letter from State Representative Brandon Phelps, Illinois, to Chairman Wheeler and Commissioners, FCC, at 1; see also Letter from James Santa Maria, President, Asian American Education Institute, to Chairman Wheeler, FCC, at 1 (Aug. 20, 2014).
238           Joint Academics and Experts Comments at 3.
239           Comcast-TWC Public Interest Statement at 107.  Stop the Cap! asserts that Comcast should be required to abide by the Commission’s original Open Internet rules “in perpetuity.”  Stop the Cap! Comments at 24.  This proposal is unnecessary and short-sighted.  To be sure, Comcast is committed to an open Internet.  But the purpose of Comcast’s Open Internet commitment in the NBCUniversal transaction was to give the Commission sufficient time, if necessary, to adopt new, legally enforceable rules applicable to the entire industry, not to saddle Comcast forever with burdens that do not apply to its competitors.  The Commission is already engaged in a rulemaking to adopt new industry-wide rules that will ensure open Internet protections to all broadband users, not just Comcast customers.

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As one commenter notes, Comcast always has “been a strong supporter of a free and open Internet – which is critical to [] democracy and especially to online service organizations . . . .  Expanding this commitment to Time Warner communities is another valuable public good that will make the Internet stronger and more open for all users if the two companies are permitted to combine.”240  The record contains no serious challenge to this commitment as a public interest benefit.241

Standalone Broadband Commitment.  Although it originated as a commitment in the NBCUniversal transaction, offering consumers the option to procure their broadband service on a standalone basis has become a core feature of Comcast’s business.242  With the extension of this requirement to the acquired systems, customers will have the assured flexibility to mix and match any speed of broadband with the services of Comcast, another video provider, or no traditional video service at all.  Although TWC and Charter offer standalone broadband services today, the Transaction will expand a long-term commitment to such offerings throughout the acquired systems.243  Contrary to some commenters’ concerns,244 there is no evidence to suggest that Comcast will limit the attractiveness of standalone broadband to its new customers.245  To the contrary, the NBCUniversal Order requires Comcast to offer such services on terms equivalent to those of its bundled offerings, and requires active marketing for such services.  Indeed, the number of Comcast’s standalone broadband customers increased by over [[ ]], or approximately [[ ]] percent, between January 2012 and January 2014 to approximately [[ ]] million customers.

240           Letter from Sonia Lopez, President & CEO, Cuban American National Council, to Chairman Wheeler, FCC, at 2 (Aug. 21, 2014).
241           For example, Consumer Watchdog improperly conflates peering with net neutrality in alleging that Comcast’s arrangement with Netflix breaches its Open Internet commitment.  Consumer Watchdog Comments at 1.
242           Comcast-TWC Public Interest Statement at 107-08.
243           And contrary to some concerns, individuals with disabilities will have this option to purchase broadband-only service if appropriate for their needs.  See, e.g., City of Boston Comments at 2.
244           See New York Public Service Commission (“NYPSC”) Comments at 9; Senator Franken Comments at 32-33; Dish Petition to Deny at 30.
245           Contrary to some opponents’ arguments, the Comcast standalone broadband Consent Decree does not illustrate a lack of commitment to such services.  See Dish Petition to Deny at 94-95; WGAW et al. Petition to Deny at 67; Common Cause & Allies (“Common Cause et al.”) Comments at 2; Senator Franken Comments at 32-33; Public Knowledge et al. Petition to Deny at 56.  The decree primarily involved concerns around the ordering system on Comcast’s website and training of its customer reps on a particular new standalone service tier (Performance Starter); it did not concern Comcast’s offering of standalone broadband or the terms of such offers.  See In re Comcast Corp., Consent Decree, 27 FCC Rcd. 6983 (2012).  Comcast in fact had made a good-faith effort to comply with the condition.  See Comcast-TWC Public Interest Statement at 106.  When the Commission questioned the adequacy of Comcast’s initial implementation of the standalone broadband condition, Comcast promptly resolved the Commission’s concern and agreed to extend an element of this condition for an extra year.  Id.

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Program Access Commitment. NBCUniversal will continue to make its programming available to MVPDs at fair market value and on non-discriminatory terms.246  NBCUniversal has successfully reached commercial agreements with multiple MVPD partners over the past three years.  Specifically, since 2011, NBCUniversal has successfully negotiated comprehensive renewal agreements with, among others, Verizon, Cablevision, Charter, Dish Network, Suddenlink, Mediacom, and NCTC, and none has had to resort to arbitration to reach a deal with the company.  Nonetheless, the MVPD arbitration condition in the NBCUniversal Order will extend to the small group of programming networks, including the Los Angeles Lakers RSN, TWC SportsNet, that Comcast will acquire as a result of the transaction, giving DirecTV, AT&T, and other MVPDs an efficient means to resolve any pricing disputes (and Comcast hopes that, after stepping into TWC’s shoes with respect to the Dodgers RSN, it would be able to facilitate distribution on fair terms for all parties).  As distinguished academics and professors note, “[t]his means that the companies that purchase programming from TWC will actually be receiving more protections than they currently enjoy.”247

246           Comcast-TWC Public Interest Statement at 108.
247           Joint Academics and Experts Comments at 4 (emphasis added).

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Certain commenters complain that the arbitration conditions are inadequate because they are too burdensome and costly to use, an argument they contend supports denial of the Transaction.248  But this logic is fundamentally flawed.  There is relatively little new programming accruing to Comcast as a result of this Transaction, so these commenters’ concern hardly seems transaction-specific, and the Commission rejected their argument in the NBCUniversal Order, where it was at least relevant.249  In all events, as Drs. Rosston and Topper show using econometric analysis and the Commission’s own framework in the NBCUniversal proceeding, there is no basis to conclude that Comcast has discriminated against competing MVPDs by withholding affiliated programming and no reasonable basis to argue that the Transaction will give Comcast a basis to withhold programming going forward.250  And, finally none of the MVPDs that complain that arbitration is too costly has shown that the deals they have reached with NBCUniversal in the commercial marketplace are unfair or anticompetitive, which reinforces that the market is working as it should.251

248           See American Cable Association (“ACA”) Comments at 32-39; Hargray Communications Group (“Hargray”) Comments at 3-4; RCN Telecom Services, LLC, Grande Communications Networks, LLC, and Choice Cable TV of Puerto Rico (“RCN et al.”) Petition to Deny at 32-33; CenturyLink, Inc. (“CenturyLink”) Comments at 17-19; Horry Telephone Cooperative Petition to Condition at 7-8; Consumers Union et al. Petition to Deny at 47-48; Sports Fans Coalition Petition to Deny at 29-31.
249           See Comcast-NBCUniversal Order ¶¶ 49-59.
250	See Rosston/Topper Reply Decl. ¶¶ 111-120.
251           RCN, Grande Communications, and Choice Cable propose (a) extending the MVPD arbitration conditions in the Comcast-NBCUniversal Order for 10 years, and (b) making the arbitration process “more accessible,” including allowing NCTC to serve as a bargaining agent and making several individual cable networks subject to standalone arbitration.  RCN et al. Petition to Deny at 31-33.  Given that no MVPD has found it necessary to invoke these arbitration conditions since the NBCUniversal transaction, there is simply no basis for extending their term here.  In addition, the Commission already adopted provisions specially tailored to enable small MVPDs (with 1.5 million or fewer subscribers) to use a bargaining agent to negotiate on their behalf and, if necessary, pursue arbitration.  See Comcast-NBCUniversal Order, App. A, § VII.D.1-2.  It even adopted a provision for smaller MVPDs (600,000 or fewer subscribers) to have Comcast pay their legal bills if they prevail in an arbitration.  Id., § VII.D.7.  Lastly, the Commission rejected similar requests to extend arbitration rights to individual cable networks in the NBCUniversal transaction, after concluding that doing so would require “the Commission to draw lines among various cable networks that would pose significant practical and constitutional concerns.”  Id. ¶ 53.  Drawing any such lines in this proceeding would pose the same significant concerns, with even less reason to do so than in the NBCUniversal transaction (given the minimal programming assets that Comcast is acquiring here).

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Online Video Commitment. Online video has grown substantially since the NBCUniversal transaction, and Comcast-NBCUniversal has been very supportive of that growth.  Since 2011, NBCUniversal has widely licensed its programming to dozens of different OVDs (including Amazon, Netflix, YouTube, Vudu, and others), pursuing a variety of different business models on mutually agreeable and commercial terms.  The Transaction will have no effect on this:  OVDs have become, and will remain, an important part of the buyer market for NBCUniversal’s content.252  Indeed, NBCUniversal’s revenues from OVD deals have increased six-fold since 2009 and, in 2013 alone, were nearly {{ }}.253 Moreover, there has been only one OVD arbitration under the NBCUniversal conditions and, contrary to the assertions of the Consumer Federation of America, Dish, and others, that matter did not involve any improper withholding of NBCUniversal content.  Rather, it primarily centered on determining the contractual rights of other NBCUniversal licensees to certain content, and the Media Bureau largely agreed with NBCUniversal’s position.254

252           See Response to Request No. 19(d) (identifying the many OVDs to whom Comcast-NBCUniversal has licensed video programming); see also discussion infra Section IV.C.1.b.
253	See Response to Request No. 19, Exhibit 19.5(a).
254           See CFA et al. Petition to Deny at 13; Dish Petition to Deny at 88-93; see also ITTA Petition to Deny at 15; Consumers Union et al. Petition to Deny at 47-48; AAI Comments at 30-32.  This single arbitration involved a benchmark demand for content by a start-up company named Project Concord, pursuant to the Comcast-NBCUniversal Order.  See Comcast-TWC Public Interest Statement at 108-09.  Project Concord’s benchmark request covered certain content that, under common and reasonable industry practices, is restricted from ad-supported exhibition for certain time periods under other NBCUniversal license agreements.  The conditions include an express provision to ensure that no benchmark demand results in the violation of the rights of other NBCUniversal licensees, and the arbitration centered on parsing through these contract issues.  The Media Bureau reviewed the arbitration order, including relevant provisions of affected contracts, and agreed with NBCUniversal on every contract issue.  See Project Concord, Inc. v. NBCUniversal Media, LLC, Order on Review, 27 FCC Rcd. 15109 (MB 2012) (“Project Concord Order on Review”) (Commission review pending).

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Nevertheless, the NBCUniversal condition allowing OVDs to demand, and, if necessary, arbitrate over access to NBCUniversal programming networks in certain circumstances remains in place.  In addition, TWC’s carriage agreements, to the extent they remain in place following the Transaction, would be subject to the NBCUniversal conditions’ prohibitions against practices that limit the provision of the acquired programming to OVDs.255

Broadband Adoption Commitment.  As demonstrated throughout the record and in Section II.A. supra, Internet Essentials is a true success story of commitments from the NBCUniversal transaction.256  Although the condition was scheduled to expire, Comcast voluntarily announced it would indefinitely extend the program and has adopted additional enhancements, as detailed above, to further expand enrollment.257  Comcast also has made clear that, upon closing of the Transaction, it will expand Internet Essentials to the acquired territories, enhancing opportunities for low-income families across the combined company’s footprint.  The record is overflowing with enthusiastic support for the extension of this commitment in these new cities and towns,258 and any critiques of the program are without foundation, as explained in Section II.A.

255           See Comcast-NBCUniversal Order, App. A.
256           Comcast-TWC Public Interest Statement at 109.
257           See discussion supra Section III.A.3.
258           See, e.g., The Stride Center Comments; Letter from Ronald Blackburn Moreno et al., President & CEO, Aspira Association Inc., to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 19, 2014); Letter from Thomas A. Schatz, President, Citizens Against Government Waste, to Chairman Wheeler and Commissioners, FCC, at 1-2 (Aug. 22, 2014); Letter from Sonia Lopez, President and CEO, Cuban American National Council, Inc., to Chairman Wheeler, FCC, at 1 (Aug. 21, 2014).

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Broadcast Commitments.  In connection with the NBCUniversal transaction, Comcast made several voluntary commitments to protect the future of free, over-the-air broadcast television, to protect broadcast affiliates from discrimination, and to preserve the strength of the NBC network-affiliate partnership.259  Comcast has scrupulously complied with those commitments, all of which remain in place, and the Transaction will do nothing to disturb that.  To the contrary, the Transaction will bring the protections and assurances these commitments provide to the acquired markets and assets, affirmatively benefitting broadcasters.260

More generally, of course, Comcast has demonstrated an extraordinary commitment to the broadcast industry since acquiring NBCUniversal, including taking numerous steps that go far beyond any conditions or commitments.  For example, Comcast has invested billions of dollars to extend NBCUniversal’s rights to the Olympics and the NFL’s Sunday Night Football far into the future; invested tens of millions of dollars in prime-time programming development, resulting in a first-place finish – in prime time, nightly news, and late night – for the NBC Television network in the key demographics for the first time in over a decade;261 and granted NBC affiliates and VOD dynamic advertising insertion rights.262  As these and other actions show, Comcast is more committed to the future of the broadcast business than any other broadcast network or cable company.263

259           See Comcast-NBCUniversal Order, App. A, § IX, App. F.
260           Specifically, the NBCUniversal broadcast conditions and commitments will continue in effect, ensuring the continued protection of over-the-air broadcast television and the continued availability of broadcast programming to consumers.  In connection with the acquired systems, in accordance with the NBCUniversal conditions, Comcast will honor all existing non-duplication protections against the importation of another affiliate broadcast station signal into the local market of an NBC Local Affiliate.  In addition, Comcast will be prohibited from receiving a direct linear feed of NBCUniversal network programming in the event of a retransmission dispute in any TWC or Charter system.  In the NBCUniversal transaction, the Commission considered these protections to be key to ameliorating any potential harm to over-the-air broadcasting, and the extension of these conditions and commitments to the acquired systems will have the same effect here.
261           See Press Release, Comcast Corp., NBC Clinches First Full Season Win in 10 years (Sept. 16, 2014), http://corporate.comcast.com/news-information/news-feed/nbc-clinches-first-full-season-win-in-10-years.
262           See Press Release, Comcast Corp., IOC Awards Olympic Games Broadcast Rights to NBCUniversal Through to 2032 (May 7, 2014), http://corporate.comcast.com/news-information/news-feed/olympics-nbcuniversal-2032-agreement; Press Release, Comcast Corp., NBC Sports Adds NFL Divisional Playoff Game to Postseason Schedule (Apr. 22, 2014), http://corporate.comcast.com/comcast-voices/nbc-sports-adds-nfl-divisional-playoff-game-to-postseason-schedule; Press Release, Comcast Corp., Back on Top:  NBC Wins the 2013-14 Season (May 20, 2014), http://corporate.comcast.com/news-information/news-feed/nbc-wins-the-2013-14-primetime-television-season; Press Release, Comcast Corp., Comcast and NBCUniversal Partner to Use Dynamic Ad Insertion for On Demand Programming (July 26, 2011), http://corporate.comcast.com/news-information/news-feed/comcast-and-nbcuniversal-partner-to-use-dynamic-ad-insertion-for-on-demand-programming.
263           While Sinclair Broadcasting, the NBC Affiliates, and a few other commenters raise various issues and seek self-serving benefits as part of this review proceeding and order on the Transaction, none of these requests or proposed conditions is transaction-specific or otherwise warranted, as discussed in Section IV.C.3.a-b below.

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Diversity Commitments.  As demonstrated in the Public Interest Statement and in Comcast’s diversity, social responsibility, and compliance reports,264 Comcast is strongly committed to diversity and inclusion.  Comcast believes that promoting diversity and inclusion enhances efficiency, innovation, and competition, and provides additional value to customers, while contributing to the creation of jobs and building wealth within diverse communities.  Comcast is recognized nationally for its comprehensive commitment to promoting diversity, and has received over 100 awards in the past three years for its leadership in this area from a wide array of organizations.265  Just last week, Comcast improved its ranking in Hispanic Business’s 2014 Report on “Best Companies for Diversity Practices” to No. 5, with high scores in workforce, supplier diversity, and community outreach.  Comcast is also featured in this report as one of the “17 Stalwarts of Diversity,” meaning that it is one of the 17 companies nationally that have been on the Hispanic Business top company list since 2005.266

264           See Comcast-NBCUniversal, Diversity and Inclusion Progress Report (June 2, 2014), available at http://corporate.comcast.com/images/Comcast_Diversity_Report_060214.pdf; Comcast-NBCUniversal, Third Annual Report of Compliance with Transaction Conditions, MB Docket No. 10-56, at 23-27 (Feb. 28, 2014), available at http://corporate.comcast.com/images/MB-10-56-C-NBCU-Annual-Compliance-Report-2013-2014-02-28.pdf; Comcast-NBCUniversal, 2013 Corporate Social Responsibility Report, available at http://corporate.comcast.com/images/Comcast_NBCUniversal_CSR_2013.pdf; Comcast-NBCUniversal, Second Annual Report of Compliance with Transaction Conditions, MB Docket No. 10-56, at 22-26 (Feb. 28, 2013), available at http://corporate.comcast.com/images/C-NBCU-Annual-Report-2012-2013-02-28.pdf; Comcast-NBCUniversal, 2012 Corporate Social Responsibility Report, available at http://corporate.comcast.com/images/Comcast_NBCUniversal_CSR_2012.pdf; Comcast-NBCUniversal, Annual Report of Compliance with Transaction Conditions, MB Docket No. 10-56, at 33-42 (Feb. 28, 2012), available at http://corporate.comcast.com/images/C-NBCU-Annual-Report-to-the-FCC-02-28-2012-with-Appendices_sm.pdf; Comcast-NBCUniversal, 2011 Corporate Social Responsibility Report, available at http://corporate.comcast.com/images/Corporate-Social-Responsibility-Supplier-Diversity.pdf.  In addition, Comcast corporate site’s Diversity & Inclusion section features the latest information on the company’s achievements.  See Comcast, Diversity & Inclusion, http://corporate.comcast.com/our-values/diversity-inclusion (last visited Sept. 22, 2014).  NBCUniversal also has a dedicated site featuring information about its diversity initiatives, including about its diversity development programs.  See NBCUniversal, Diversity & Inclusion, http://diversity.nbcuni.com/ (last visited Sept. 22, 2014).
265           See Comcast-TWC Public Interest Statement at 111; see also Exhibit 7 (attaching updated version of the list of “Select Comcast-NBCUniversal Diversity Awards (2010-2014)” that was included as Exhibit 11 to the Public Interest Statement).
266           See Hispanic Business Rankings, http://www.hispanicbusiness.com/research/best_companies/list.asp?page=1&listyear=2014 (last visited Sept. 22, 2014).

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Comcast’s progress and accomplishments in this important area are detailed in a recently-released Comcast-NBCUniversal Diversity and Inclusion Progress Report,267 the key aspects of which are set forth in Exhibit 6.

The vast support in the record affirms Comcast’s commitment to incorporating diversity and inclusion throughout its organization and its activities:  The co-chair of Comcast’s National African American Diversity Advisory Council, part of Comcast’s Joint Diversity Advisory Council (“JDC”), and President and CEO of the National Urban League, “applaud[s] Comcast NBCUniversal for its work thus far to build a first-class American enterprise whose executives, employees, suppliers and practices mirror our country’s 21st century diversity.”268  At the company’s highest levels, Comcast’s “senior executive leadership has been fully engaged in [the JDC’s] discussions and have worked to embed diversity and inclusion in the company’s operating principles.”269  According to LULAC, “Comcast has delivered on every promise in the MOU and has worked with [LULAC] to go beyond the MOU commitments.”270

267           Comcast-NBCUniversal, Comcast-NBCUniversal Diversity and Inclusion Progress Report, at 3 (June 2, 2014), http://corporate.comcast.com/images/Comcast_Diversity_Report_060214.pdf (“Our Master Strategic Plan for Diversity and Inclusion is our comprehensive road map for achieving optimal diversity and inclusion across our organization.  On the very first page of that plan, we assert: ‘At Comcast and NBCUniversal, our goal is to be the model company for diversity and inclusion.’”).
268           Letter from Marc Morial, President & CEO, National Urban League, to Chairman Wheeler and Commissioners, FCC, at 1-2 (Aug. 25, 2014).
269           Id. at 1.
270           Letter from Brent Wilkes, National Executive Director, League of United Latin American Citizens, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014) (emphasis added).  LULAC believes “the MOU has been an outstanding success[,] and it [has] become the standard that [LULAC] has used in discussions with other companies ever since.”  Id.

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Other commenters praise Comcast for “establish[ing] a best-in-class supplier diversity program to create sustainable relationships and economic opportunities for diverse suppliers, including members of the [U.S. Hispanic Chamber of Commerce].”271  Still others highlight Comcast’s “impress[ive]” commitment “to promoting diversity and providing opportunities for minorities in our community,” stressing the fact that “African-American neighborhoods are often left behind when it comes to technology and infrastructure investments, but Comcast has long demonstrated its commitment to [the African-American] community by making meaningful investments to ensure our citizens have access to the highest quality service.”272  And many agree that “Comcast’s inclusive practices, when it comes to awarding supplier contracts to women and minority-owned businesses, [are] a model for other employers.”273

271           Letter from Marc Rodriguez, Chairman of the Board, and Javier Palomarez, President & CEO, U.S. Hispanic Chamber of Commerce, to Marlene H. Dortch, Secretary, FCC, at 1 (Aug. 25, 2014).
272           Letter from Patrick L. Demmer, Superintendent, Graham Memorial Community Church of God in Christ, to Chairman Wheeler, FCC, at 1 (Aug. 20, 2014).
273           See, e.g., Letter from Harry Wingo, President and CEO, DC Chamber of Commerce, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014).

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Comcast will extend this best-in-class diversity program to the acquired systems and will incorporate the best elements of TWC programs into its own programs.  This will provide significant diversity benefits to hundreds of additional communities.  As LULAC notes, “Comcast’s intention to build on its record by extending the benefits of its MOU commitments to Time Warner Cable markets should not be overlooked by the Commission.”274  OCA Asian Pacific “cannot foresee any negative effects to the [diversity] community because of the [instant] merger, given that Comcast has fulfilled all mandates indicated in the MOU signed during the Comcast and NBCUniversal merger.  As such, the proposed merger brings more opportunities for improved community service and access than any potential negative consequences.”275  The “expanded impact of Comcast’s commitments will be felt in key [Asian American Pacific Islander] communities upon approval of the transaction, from AAPI-plurality Hawaii to the vibrant Chinatowns, Koreatowns, and Japantowns of the New York and Los Angeles areas.”276  “By expanding Comcast’s reach to additional cities and towns . . . Comcast will extend contract and job-related opportunities to even more Pan Asian businesses and professionals.”277

274           Letter from Brent Wilkes, National Executive Director, League of United Latin American Citizens, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014).
275           Letter from Sharon Wong, National President, OCA Asian Pacific American Advocates, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
276           Letter from Sachi Koto, Founder, Who’s Who in Asian American Communities Alliance Foundation, Inc., to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 24, 2014).
277           Susan Au Allen, National President & CEO, US Pan Asian American Chamber of Commerce Education Foundation, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014).

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In contrast to this overwhelming record support, a few opponents challenge the success of Comcast’s diversity efforts and how much of a benefit they provide to individuals and communities Comcast serves.278  These allegations are baseless.  For example, with little explanation or support, Greenlining Institute refers to Comcast’s efforts as “lackluster” and urges the Commission to deny the applications based on alleged harms to diversity.279  These allegations are a discredit to the efforts of all the individuals – both inside and outside of Comcast – who have helped make the company’s diversity initiatives a model for the industry and for corporate America.

Support for Diverse and Small Independent Programmers.  Claims by certain commenters that the Transaction will reduce the diversity in programming or impair small independent programmers are equally baseless.280  In fact, numerous independent programmers attest that Comcast is “an industry leader in the carriage of independent programming”281 and relay their real-world experience with Comcast in developing early-stage independent networks, encouraging a wide array of diverse content, increasing carriage, and engaging in reasonable market practices.282  The record shows that Comcast carries more than 100 cable networks that provide programming of interest to Hispanic/Latino, African-American, Asian-American, and female audiences.283  These currently include dozens of cable networks geared toward the Hispanic/Latino community, 14 cable networks geared toward the African-American community, 28 cable networks geared toward the Asian-American community, and 22 cable networks focused on women.284  As one independent programmer observes, Comcast’s acquisition of Time Warner Cable “will be a great development for independent networks … usher[ing] in a new, exciting era for our industry and the American viewing public.”285

278           See Greenlining Petition to Deny at 16; Common Cause et al. Comments at 2 (claiming that the Transaction will substantially decrease or eliminate the supply of diversely-sourced programming).
279           Greenlining Petition to Deny at 16.
280           See, e.g., Common Cause et al. Comments at 2; WGAW et al. Petition to Deny at 11-12, 27-28.  Moreover, a few programmers, disappointed that their own programming is not carried (or is not carried more widely) on Comcast’s systems for a host of reasons (see Back9 Network, Inc. (“Back9”) Comments at 16; RFD-TV Comments at 10; The Tennis Channel, Inc. (“Tennis Channel”) Comments at 11-12; Veria Living Comments at 1, allege that the Transaction will harm program diversity and carriage of independent programmers.  Applicants respond to these individual allegations in part below and more specifically in Section IV.C.3.
281           Letter from Mark Burchill, CEO, Outside Television, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 25, 2014).
282           See id.; Letter from David Cerullo, Chairman & CEO, INSP, LLC, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 21, 2014); Letter from Robert Rodriguez, Founder, El Rey Network, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014); REELZChannel, LLC (“REELZChannel”) Comments at 3-5; Letter from David Weil, Executive Vice President & General Counsel, Starz Networks, to Chairman Wheeler, FCC, at 1-2 (Aug. 25, 2014); Letter from Eric Yoon, Founder & CEO of Television Korea 24, Inc., to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 22, 2014); Tower of Babel, LLC (“Crossings TV”) Comments at 3-4; Letter from Constantino Schwarz, CEO, BabyFirst Americas, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 18, 2014); Letter from Brad Samuels, Executive Vice President, Ovation, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 22, 2014); Letter from William Abbott, President & CEO, Crown Media Family Networks, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014); Letter from Jorge Fiterre, Founder & Partner, Condista Networks, to Chairman Wheeler and Commissioners, FCC, at 1-2 (Aug. 25, 2014); Letter from Sean McGrail, President & CEO, New England Sports Network, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 22, 2014).
283           Comcast-NBCUniversal, Comcast-NBCUniversal Diversity and Inclusion Progress Report, at 31 (June 2, 2014), http://corporate.comcast.com/images/Comcast_Diversity_Report_060214.pdf; see also Exhibit 6, highlighting these diverse programming services.
284           As discussed in more detail in Section IV.B.2.a, the Transaction will not harm diverse programmers such as Entravision and TVC United States, Inc.  See Entravision Communications Corp. (“Entravision”) Comments at 1; TVC United States, Inc. (“TVC”) Petition to Deny at 5.
285           Letter from David Cerullo, Chairman & CEO, INSP, LLC, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 21, 2014).

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Indeed, Comcast has been recognized as a “trusted partner” dedicated to expanding diverse programming that meets the needs and interests of its customers.  For example, as BabyFirst Americas explains, “Comcast’s support of BabyFirst Americas demonstrates the collective commitment of both Comcast and the network to bilingual education and entertainment, as well as to viewers seeking content in both English and Spanish.”286  Condista Networks adds, “Comcast employees at all levels – whether at the local systems, regions, or corporate offices – have worked with our company to expand the number of independent, Spanish-language networks available on its systems.”287

286           Letter from Constantino Schwarz, CEO, BabyFirst Americas, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 18, 2014).  BabyFirst America is but one example that should put to rest any concerns about whether the Transaction would affect minority communities’ access to educational programming.  See TVC Petition to Deny at 1.  The comments made by newly launched networks also belie claims that Comcast has “done only the minimum” in meeting the independent program network commitment from the NBCUniversal transaction.  Tennis Channel Comments at 12.
287           Letter from Jorge Fiterre, Founder and Partner, Networks, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014).  Comcast’s record of support for and encouragement of Latino-oriented program networks like El Rey, BabyFirst Americas and Condista shows that worries about the ability of programmers to gain access to the Latino market are unfounded.  See, e.g., NHMC Comments at 3-5; Entravision Comments at 8-10.

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All told, Comcast carries over 160 independent networks today, including many small, diverse, and international ones, accounting for the vast majority of content distributed on Comcast cable systems.288  Indeed, six of every seven networks carried by Comcast are unaffiliated with the company.289  Between January 2011 and the end of 2013, Comcast added 20 independent networks, and as part of the company’s commitments in the NBCUniversal Order, Comcast has launched several new independent networks on its Digital Basic tier, including four independent networks with African-American (ASPiRE and REVOLT) or Hispanic-American (BabyFirst Americas and El Rey) ownership.290  Further, since 2011, Comcast expanded carriage of over 141 independent networks by more than 217 million customers, including expanded carriage of networks tailored to ethnic minority and women audiences such as The Africa Channel (by more than two million) Mnet, a South Korean-based music television channel (by more than four million), TV One (more than 600,000), and seven Hispanic programming services (by more than 14 million).291  In the last three years, Comcast also expanded its On Demand programming hours of content designed for African-American, Asian-American, Hispanic-American, and LGBT audiences by 262 percent and its online programming hours of such content by 168 percent.

288           Certain commenters seek conditions providing for mandatory a la carte offerings.  See Citizens Utility Board Comments at 1; NJDRC et al. Comments at 25; Parents Television Council et al. Comments at 7.  However, numerous independent studies have demonstrated that an a la carte regime would lead to decreased consumer choice and increased consumer costs.  See Congressional Research Service, The FCC’s ‘a la carte’ Reports (Mar. 30, 2006) (finding that the migration of even a small percentage of households to a la carte pricing would undermine the economic feasibility of large tiers and the broad array of channel choices they provide and further that any benefits of a la carte would go only to households that watch a small number of networks and prefer general interest programming); U.S. Government Accountability Office, Issues Related to Competition and Subscriber Rates in the Cable Television Industry, at 34 (Oct. 2003) (finding that an a la carte requirement could result in increased cable rates for most consumers).  Furthermore, a mandatory a la carte regime would severely disadvantage independent and diverse programming.  Hilary Shelton, Senior VP Advocacy & Policy, NAACP, The Trouble With A La Carte, NAACP.org (May 14, 2013), http://www.naacp.org/blog/entry/the-trouble-with-a-la-carte (A la carte . . . is aimed squarely a[t] squelching new and emerging voices on television that represent the proud and diverse fabric that is America”); David Honig, Why ‘A La Carte’ Video Would Eviscerate Diversity and Minority Participation in Cable, Minority Media and Telecommunications Council (May 14, 2013) http://broadbandandsocialjustice.org/2013/05/why-a-la-carte-video-would-eviscerate-diversity-and-minority-participation-in-cable/ (“[A] la carte would be the death knell for program diversity.”).  Indeed, many smaller programming networks, including and especially newer services, depend on access to the large subscriber base that is a key feature of the tiered programming system.  See Chad E. Gutstein, COO of Ovation, Pay-Per-Channel Pricing Costs Cable, Satellite TV Users More, San Jose Mercury News, July 8, 2013, available at http://www.mercurynews.com/ci_23621224/pay-per-channel-pricing-costs-cablesatellite-tv (“[T]iered programming combines smaller, independent networks [like Ovation] with larger well-established ones (like ESPN) and thereby allows all programmers – big and small – to build a larger audience from the bigger universe of viewers of the entire tier . . . .  This huge exposure that a network gets from being grouped on a tier helps offset the growing costs of producing programming . . . .  Take away the tier, and these costs are inexorably shifted to the consumer”).
289           See Comcast-TWC Public Interest Statement at 172-73.  California Black Media (“CBM”) makes several baseless assertions.  For example, CBM wrongly claims that Comcast’s launch of ASPiRE and REVOLT show that “African American carriage with [Comcast] requires it to have substantial ownership and control of the networks.”  CBM Petition to Deny at 4-5.  That is simply not true.  Consistent with Comcast’s commitments in the NBCUniversal transaction, both of these African-American networks are independently owned and operated, and Comcast carries them broadly on its Digital Basic Tier.  CBM further suggests that Hulu, Netflix, and other OVDs “are not adequate sources of independent and diverse programming because a significant portion of minorities do not own the devices to view such programming.”  Id. at 7-8.  Whatever the basis of that claim, it is plainly not transaction-specific and may, in any event, be addressed by the expansion of Internet Essentials.  CBM next contends that Comcast should be required to create a minority-owned company instead of SpinCo, as part of the Divestiture Transactions.  Id. at 10.  Although Comcast considered different ownership options for the divested systems, including minority owners, the transaction was ultimately structured between Charter and SpinCo (as opposed to a straight sale transaction) to create substantial tax efficiencies and savings that will directly benefit their respective shareholders and customers.  Finally, CBM contends that Comcast should be required to make all of its program carriage decisions reviewable by the Commission, apparently putting the agency in charge of Comcast’s business.  Id. at 11.  Nothing in the record supports that implausible, and unprecedented, suggestion, which contravenes constitutional values and the American economic system.  The Commission has well-established program carriage rules that will continue to apply post-transaction to all vertically-integrated MVPDs, not just Comcast.
290           Allegations that Comcast is not in compliance with its independent programming commitment are without merit.  Contrary to allegations by Back9 and Veria, Comcast does not have an equity position in any of the networks launched pursuant to this commitment.  Back9 Comments at 16-17; Veria Living Comments at 1.  (Comcast has provided production assistance for ASPiRE and REVOLT.)  Likewise, the complaint that these independent networks feature sitcom reruns and music videos rather than significant amounts of original content, Veria Living Comments at 1, is entirely without merit.  Setting to one side that inaccurate caricature of these networks, the condition does not prescribe the type of content to be carried on these independent networks, and, in any event, each of these services further illustrates Comcast’s commitment to launch and support a wide array of diverse programming for our customers.  Finally, RFD-TV’s complaint that Comcast launched new networks rather that expanding carriage of existing networks, RFD-TV Comments at 10, contradicts the very terms of the condition, which addressed the launch of independent networks that, among other things, “are not carried by Comcast” – thus precluding networks like RFD-TV that already had carriage on Comcast systems.  Comcast-NBCUniversal Order, App. A, § III.3.  It is worth noting that even a critical independent programmer acknowledges that “Comcast has met its near term obligation to launch 10 independent networks under the Comcast-NBCUniversal transaction conditions.”  TheBlaze Comments at 11-12.
291           David L. Cohen, Comments on Comcast Time Warner Cable Transaction Due Today at FCC, Comcast Voices (Aug. 25, 2014), http://corporate.comcast.com/comcast-voices/comments-on-comcast-time-warner-cable-transaction-due-today-at-fcc.

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Beyond providing and expanding carriage of diverse networks, Comcast promotes and helps drive viewer interest in such programming through a variety of innovative ways that many of these networks, particularly smaller ones, could not do on their own.  Specifically, between 2011 and 2013, Comcast created Xfinity “microsites” tailored for African-American, Asian-American, Hispanic-American, and LGBT audiences.292  Comcast has also invested heavily to develop and deploy the first-of-its-kind Xfinity Latino Entertainment Channel, a linear, interactive “barker” channel available to over 20 million subscribers that promotes curated, Latino-relevant content.  In 2013, Comcast launched Xfinity Freeview Latino, the biggest Hispanic On Demand event ever, giving customers a two-week all-access pass to discover and view more than 1,000 hours of the best Latino entertainment available in the United States, totaling over 2,500 programs on Xfinity On Demand.  Comcast is repeating the promotion in 2014, this time with access to more than 3,500 programs and 2,500 hours of Latino On Demand programming for Xfinity TV digital customers.293

292           See http://xfinity.com/celebrateblacktv; http://xfinity.com/asia; http://xfinity.com/latino; http://xfinity.com/lgbt.  Each of these microsites brings together culturally relevant entertainment from a variety of sources in a central, easy-to-navigate location.  In 2013 alone, the sites achieved more than three million visitors.  Moreover, Comcast offers special multicultural programming collections that inform and entertain, in both the On Demand and Online platforms.  These collections include:  Black History Month and Black Music Month, Asian-Pacific American Heritage Month, LGBT Pride Month, Hispanic Heritage Month, Disability Awareness Month, Veteran’s Day, and Native American Heritage Month.  Each special collection supplements Comcast’s permanent On Demand and Online offerings, providing customers with access to hundreds of additional diverse content hours and choices throughout the year.
293           Press Release, Comcast Corp., Xfinity Freeview Latino: The Biggest Hispanic On Demand Event Returns (Sept. 16, 2014), http://corporate.comcast.com/news-information/news-feed/freeview-latino-2014.

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As Ovation observes, “Comcast has the best record of any pay-TV provider in launching independent networks like Ovation, as well as many minority-owned channels, such as TV One.”294  Other programmers describe Comcast’s early support as crucial to their development.  Similarly, Comcast’s work with start-up programmer El Rey “has helped to ensure we can deliver on our strategic vision to make El Rey Network the home of great entertainment for a young, ever changing, demographically and culturally rich country.”295  CrossingsTV observes, “the very inspiration for Crossings TV came from Comcast. . . .  Quite simply, without Comcast there would have been no Crossings TV. . . .  [T]he experience and understanding shown by Comcast with Crossings TV might be extrapolated to the broader case for how it will conduct its treatment of independent programmers.”296  Moreover, other independent programmers have gone on record to commend Comcast for working cooperatively with them to expand carriage.297

294           Letter from Brad Samuels, Executive Vice President, Ovation, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 22, 2014).
295           Letter from Robert Rodriguez, Founder, El Rey Network, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
296           Crossings TV Comments at 1, 3.
297           See Letter from Jorge Fiterre, Founder & Partner, Condista Networks, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014); Crossings TV Comments at 2; Letter from Brad Samuels, Executive Vice President, Ovation, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 22, 2014); REELZChannel Comments at 5.

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This commitment to independent programming extends to a wide variety of content.  As INSP observes, “Comcast recognizes that family-oriented entertainment is an essential part of the American media and cultural landscape, and that such content helps distributors attract and retain subscribers in an increasingly competitive consumer marketplace.”298  Outside Television recounts, “[a]lthough Comcast already carried a wide variety of sports programming, including NBC SportsNet and regional sports networks, Comcast saw that Outside Television could serve an untapped niche with tremendous upside.”299  The Hallmark Channel similarly emphasizes that “[o]ne need only look at Comcast’s programming schedule to recognize that it similarly distributes other independent channels with diverse programming, whether family-friendly, minority-owned or programmed, or presented in foreign languages.”300

298           Letter from David Cerullo, Chairman & CEO, INSP, LLC, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 21, 2014).
299           Letter from Mark Burchill, CEO, Outside Television, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 25, 2014).
300           Letter from William Abbott, President & CEO, Crown Media Family Networks, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014).

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Moreover, several independent programmers attest that Comcast stands out among MVPDs as a fair and collaborative business partner.  For instance, REELZChannel states that “Comcast has proven, through its actions, that it is readily willing to recognize the achievements of independent channels and treat them equitably, without discrimination compared to more established channels, or even to those to which Comcast may be affiliated.”301  NESN adds, “Comcast has never discriminated against NESN in favor of Comcast affiliated programming.  On the contrary, Comcast is a good competitor and negotiates fairly with NESN as to both rates and carriage.”302  Ovation finds that Comcast “negotiates fairly” and “pays competitive rates to independent programmers like us, and [is] willing to grow distribution when warranted.”303  And INSP states that Comcast “has rightfully gained the reputation as a leading supporter of independent programming for which there is an audience.”304

For these reasons, the vast majority of independent programmer commenters recognize that the Transaction “will be a positive development,”305 “allow[ing] for even further growth of . . . programming providers,”306 and providing “new distribution opportunities for independent programmers who target smaller but passionate niche audiences.”307  As the CEO of Ovation emphasized shortly after the Transaction was announced:  “Comcast has been a good friend and ally to the independent programming community, bringing unique content to an underserved audience. . . .  This merger will be a boon for unique, independent programmers.”308  Leo Hindery, former CEO of Telecommunications, Inc., Liberty Media, and AT&T Broadband, and currently a major investor in independent programming, recently called on the Commission to approve the Transaction:

301           REELZChannel Comments at 6.
302           Letter from Sean McGrail, President & CEO, New England Sports Network, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 22, 2014).  Programmers are not always satisfied with Comcast’s carriage decisions, see RFD-TV Comments at 5; Veria Living Comments at 1, but as REELZChannel and NESN attest, Comcast has a strong track record of treating programmers equitably, notwithstanding the claims of some dissatisfied programmers.
303           Letter from Brad Samuels, Executive Vice President, Ovation, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 22, 2014).
304           Letter from David Cerullo, Chairman & CEO, INSP, LLC, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 21, 2014).
305           Letter from William Abbott, President & CEO, Crown Media Family Networks, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014).
306           Letter from David Weil, Executive Vice President & General Counsel, Starz Networks, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
307           Letter from Mark Burchill, CEO, Outside Television, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014).
308           Charles Segars, Letter to the Editor, L.A. Times, Feb. 16, 2014, available at http://www.latimes.com/opinion/la-le-0216-sunday-comcast-time-warner-20140216-story.html.  Numerous independent programmers echo this sentiment.  Letter from William Abbott, President & CEO, Crown Media Family Networks, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014) (“Comcast's wide-spread distribution of the Hallmark Channel and Hallmark Movies & Mysteries reflects a genuine commitment to programming diversity and to family programming because we do not have other leverage (such as retransmission consent) to force such carriage.”); see also Letter from Constantino Schwarz, CEO, BabyFirst Americas, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 18, 2014); Letter from Jorge Fiterre, Founder and Partner, Condista, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 25, 2014).

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[T]he U.S. now has the most robust television industry in the world thanks to the operating efficiencies these mergers have afforded.  Broadband deployment is near-ubiquitous, and though it’s hard for some to admit it, the pricing models have never been fairer.  Viewers, employees and shareholders have all benefited. . . .  The two proposed distribution company mergers – Comcast and Time Warner, and AT&T and DirecTV – are appropriate next steps.  These mergers will likely produce the same positive effects for consumers.  And the deals would do no harm provided that the approving government agencies require Comcast and AT&T, and other major content distributors, to treat fairly independent channels that are not aligned with one of the six dominant TV-content producers.  This safeguard should be part of the FCC and Justice approvals. . . .  None of [the] objection is valid, if again, Justice and the FCC properly do their jobs.  This mostly means protection, but not overprotecting independent programmers and assuring Internet neutrality.309

Mr. Hindery was even more adamant in rebutting claims that the Transaction somehow harms independent programming:
The confidential contentions by many of the biggest entertainment companies that these mergers, especially the Comcast merger, might also diminish the amount of quality content being produced is even more absurd.  Content companies are all about producing ever more and better content, not about reducing production or devaluing programming.  And looking ahead, nothing can curtail the proliferation of Internet content.310

309           Leo Hindery, Jr., Op-Ed., The Absurd Opposition to Media Mergers, Wall St. J., Sept. 8, 2014, http://online.wsj.com/articles/leo-hindery-the-absurd-opposition-to-media-mergers-1410218261.
310	Id.

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In short, Comcast’s industry-leading track record as a supporter of diverse and small independent programmers, the continuing application of the NBCUniversal conditions on programming, and the inexorable increase in competition and investment that characterizes this highly dynamic industry will ensure that the Transaction significantly benefits diverse and independent programming, just as Mr. Hindery expects.

Philanthropy and Community Investment.  In 2010, Comcast and NBCUniversal committed to increase aggregate cash support to minority-led and minority-serving (“MLMS”) organizations by 10 percent per year in 2011, 2012, and 2013.  The company significantly exceeded this commitment, increasing its cash spending to MLMS organizations by more than 100 percent over the three-year period.311  In addition, Comcast has a number of signature programs, such as Comcast Cares Day (the nation’s largest corporate volunteer day of service), Comcast Leaders and Achievers (college scholarship program), and Digital Connectors (an intensive, after school digital literacy program), that showcase the company’s deep community roots.  Comcast has received numerous awards for its community investment achievements312 and will extend its community-focused ethos and programs to all acquired markets, while also honoring and building on existing partnerships and programs.

311           Comcast-TWC Public Interest Statement at 117.
312           See Exhibit 8 – Selected Comcast-NBCUniversal Community Investment Awards (2010-2014).

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In this proceeding to date, more than 150 community-based organizations have registered their support for the Transaction, describing the wide variety of positive impacts Comcast has made on their communities and would bring to the acquired markets.  Beyond Comcast’s “vision of an inclusive future [that] shines forth in its efforts to close the digital divide in Internet access between rich and poor,”313 the company’s “dedication and commitment to communities served” is shown through “community investment programs [that] are national models.”314  The record is filled with such testaments:  Comcast is a “genuine partner” to community-based organizations,315 “a proven community supporter” that “is continually seeking ways it can help our kids,”316 and “an exemplary corporate representative who engages with the community.”317  The Transaction will extend Comcast’s very deep community-oriented approach throughout the acquired systems to thousands of new communities – something the Commission should consider as part of its public interest analysis.

3.	The Transaction Will Extend Comcast’s Leading Accessibility Initiatives and Innovations to the Acquired Systems.

The Transaction will also generate significant public interest benefits for persons with disabilities.318  In particular, the Transaction will enhance Comcast’s ongoing commitment to inclusion and accessibility, allowing the combined company to “reach a new level of innovation for customers with disabilities.”319  As an industry leader in this area, Comcast’s goal is a “Smart Home for Everyone,” where accessibility is enabled across products and services, regardless of platform.  To help achieve this goal, Comcast has a dedicated full-time office to coordinate accessibility efforts throughout the company and with the disability community,320 as well as a dedicated customer support team of 22 agents in the new Comcast Accessibility Center of Excellence.321

313           Letter from Jose Perez, Publisher, Latino Journal, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 25, 2014).
314           Letter from Lieutenant Governors, to Chairman Wheeler, FCC, at 1 (Aug. 27, 2014).
315           Letter from Lina Smith, Director of Refugee Services, Refugee & Immigrant Center, Asian Association of Utah, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014).
316           Letter from F. J. Mike Hepler, President & CEO, Boys & Girls Clubs of Western Pennsylvania, to Marlene Dortch, Secretary, FCC, at 1 (Aug. 18, 2014).
317           Letter from Judith M. Gall, Executive Director, Alternatives, Inc., to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).
318           See Comcast-TWC Public Interest Statement at 120-24.
319           Letter from Mark Perriello, President & CEO, American Association of People with Disabilities, to Marlene H. Dortch, Secretary, FCC, at 3 (July 8, 2014).
320           A key facilitator of innovation at the company is the Comcast Accessibility Lab.  This is a working lab at the Comcast Center in Philadelphia specifically designed for the development and testing of accessible solutions.  The Lab is used by Comcast’s product development teams to incorporate assistive technologies into new products and services.  It also is utilized for focus groups and usability testing with consumers and to help educate Comcast’s employees about accessibility.
321           See Press Release, Comcast Corp., Comcast Debuts Accessibility Support Team and Product Lab (Oct. 28, 2013), http://corporate.comcast.com/news-information/news-feed/comcast-debuts-new-accessibility-offerings-during-national-disability-awareness-month; Comcast Corp., Accessibility Services for Customers with Disabilities, http://customer.comcast.com/help-and-support/account/accessibility-services#Help (last updated Sept. 18, 2014).

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In addition, Comcast has invested heavily in new technologies and initiatives for accessibility.  Among other things, it is leveraging the X1 cloud-based platform to deliver the first “talking guide” in the MVPD industry.  The remote control for the X1 platform – known as the XR2 – also includes “soft keys” that a customer will be able to configure to enable quick access to the talking guide and other accessibility features, such as closed captioning and video description.  Comcast has also deployed a Readable Voicemail service, which converts voicemail audio into text and aids hearing-impaired customers in accessing voicemail.  And our Xfinity Connect Mobile App, which enables access to email, text, and other online services on tablets and smartphones, is screen reader-enabled for blind and low-vision users.322

The record is replete with commenters attesting to Comcast’s industry-leading commitment to accessibility (and there are literally no opposing comments to the contrary).323  For example, the American Association of People with Disabilities reports that “Comcast has shown a fine commitment to devoting resources towards developing accessibility features for their customers with disabilities.”324  The Arc notes that Comcast has gone “above and beyond in including people with disabilities in their technology initiatives.”325  And the Miracle League of Northampton Township, PA confirms that “the philosophies of inclusion and accessibility [are] embraced at Comcast.”326

322           In addition, Comcast is deploying a number of innovative solutions aimed at ensuring that the accessibility features of its equipment work properly.  For example, Comcast has adopted a caption compliance testing program for set-top boxes that has shortened quality control testing cycles for new box models from several weeks to a matter of days.  It has also started deploying a first-of-its-kind network monitoring tool that detects remotely when cable program streams are non-compliant with industry standards for closed captioning and video description, giving Comcast the ability to proactively troubleshoot these issues and quickly mitigate closed captioning and video description impairments and service interruptions.  These equipment testing and monitoring activities will be expanded to TWC and Charter systems as those systems are integrated into Comcast’s network.
323           See, e.g., Letter from Anthony Kennedy Shriver, Best Buddies International, to Marlene H. Dortch, Secretary, FCC, at 1 (Aug. 25, 2014); Letter from State Representative Ron Ryckman, Jr., Kansas, to Chairman Wheeler, FCC, at 1-2 (Aug. 24, 2014); Letter from State Senator Becky Duncan Massey, Tennessee, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 18, 2014); Letter from James E. Williams, Jr., President & CEO, Easter Seals, Inc., to Chairman Wheeler, FCC, at 1-2 (Aug. 18, 2014); Letter from Mary Partin, CEO, The Dan Marino Foundation, to Chairman Wheeler, FCC, at 1-2 (Aug. 15, 2014); Letter from Diane Weaver Dunne, Connecticut Radio Information System, Inc., to Marlene H. Dortch, Secretary, FCC, at 1-2 (Aug. 13, 2014).
324           Letter from Mark Perriello, President & CEO, American Association of People with Disabilities, to Marlene H. Dortch, Secretary, FCC, at 1 (July 8, 2014).
325           Letter from Peter V. Berns, CEO, The Arc, to Chairman Wheeler and Commissioners, FCC, at 1-2 (Aug. 20, 2014).
326           Letter from Joseph P. Hand III, President, Miracle League of Northampton Township, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 21, 2014) (describing Comcast’s support of baseball leagues serving disabled children).

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The extension of Comcast’s commitment to and investment in accessibility to the acquired systems is an unassailable public interest benefit of the Transaction – one no commenter questioned.  It will advance the interests of thousands of additional persons with disabilities across the combined company’s new footprint.

4.	The Transaction Will Produce Other Consumer and Competition Benefits by Increasing the Contiguous Service Areas of Systems Owned by Comcast, Charter, and GreatLand Connections.

As detailed in the Public Interest Statements for Comcast’s acquisition of TWC and the subsequent Exchange Transactions, the Transaction will provide the combined company with a more cohesive, more contiguous service area that facilitates the following key benefits:  (1) accelerated deployment of innovative services and improvements in network reliability; (2) improved Wi-Fi access; (3) better, more efficient customer service for consumers, and  (4) enhanced ability to pursue the company’s business services aspirations, offering competition in the market for regional, super-regional, and enterprise businesses located in these markets.327

327           See Charter-to-Comcast Exchange Public Interest Statement at 4-10; Rosston/Topper Supplemental Decl. ¶¶ 7-19; see also Broadcom Comments at 3 (“This investment will benefit consumers by accelerating the deployment of all-digital cable systems that offer higher broadband speeds, more advanced services and a more robust and secure network.”); CEI Comments at 2 (“The deal will . . . create a company that enjoys greater scale in the residential broadband market than any existing wireline provider.  This scale will likely translate into an advantageous cost structure for the merged company and, in turn, more competitive service offerings in terms of price and throughput.”).

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Cisco, among other commenters, notes that “the transactions would allow Comcast and Charter to better rationalize their geographic footprints, producing efficiencies that will provide more room for investment and innovation.”328  Moreover, both the Commission329 and the FTC330 have repeatedly recognized the efficiencies and benefits to innovation and competition that contiguous regional service areas can produce.

328           Cisco Comments at 7; see also Douglas Holtz-Eakin and Will Rinehart Comments at 6-7; Everett M. Ehrlich Comments at 4; TechFreedom Comments at 6.
329           Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Thirteenth Annual Report, 24 FCC Rcd. 542 ¶ 180 (2009) (recognizing that system clustering will (1) “increase economies of scale and size, and thus enable cable operators to offer an increased variety of broadband services at reduced prices to customers in geographic areas that are larger than single cable franchise areas”; (2) “make cable operators more effective competitors to LECs whose local service areas are usually much larger than a single [cable] franchise area”; and (3) “provide a means of improving efficiency, reducing costs, and attracting increased advertising.”); see also Insight-TWC Order ¶ 24; Adelphia Order ¶¶ 271, 276 (“[T]o the extent that the transactions, through clustering or through the proposed upgrades and deployment schedules, result in the addition of competitive, facilities-based telephony service in Adelphia service areas or to unserved areas where Applicants currently operate cable systems, we find that consumers could benefit.”); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, 17 FCC Rcd. 1244 ¶ 14 (2002); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Seventh Annual Report, 16 FCC Rcd. 6005 ¶ 153 (2001).
330           Sports Programming and Cable Distribution:  The Comcast/Time Warner/Adelphia Transaction:  Hearing Before the S. Comm. on the Judiciary, 109th Cong. (2006) (statement of Michael Salinger, Dir. Bureau of Economics, FTC, at 4), available at http://www.ftc.gov/sites/default/files/documents/public_statements/prepared-statement-federal-trade-commission-sports-programming-and-cable-distribution/p052103sportsprogrammingandcabledistributiontestimonysenate12062006.pdf (recognizing that clustering will “enable[] cable firms to realize economies of scale associated with providing cable service in contiguous areas,” “compete with local telephone companies and other providers in the delivery of video and telephone service.” and “lower several categories of costs, such as management, administrative and marketing costs, as well as the expense of providing system upgrades”).

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Nevertheless, some commenters argue that increased regional concentration may threaten existing competition and deter future overbuilders.331  However, those arguments are not accompanied by any factual or economic theoretical support and disregard the Commission’s repeated recognition of the efficiency of clustering and footprint rationalization.  Contrary to Los Angeles County’s arguments, “[t]he Commission . . . has found that the potential benefits from clustering . . . outweigh any potential anticompetitive effects of clustering on competition in product markets such as local programming or advertising.”332  Los Angeles County also is incorrect that “[t]he Commission has recognized that clustering reduces the likelihood that overbuilders will enter a market.”333  In fact, the Commission merely observed that “clustering can present a barrier to entry for the most likely potential overbuilder (i.e., an adjacent cable operator).”334  But Los Angeles County’s assertion that Comcast, TWC, and Charter are each other’s “most readily available competitive entrants” is inaccurate and fully rebutted by the record.335

331           See Los Angeles County et al. Petition to Deny at 8 (observing that the company gains from geographic clustering do not guarantee a public benefit); COMPTEL Petition to Deny at 41 (asserting that the benefits of clustering may also create higher entry barriers); ITTA Petition to Deny at 7-8, 17 (claiming that the system swaps will solidify regional dominance); CFA et al. Petition to Deny at 34 (arguing that Comcast’s acquisition of subscribers in regions where it is the dominant provider will reinforce its regional dominance); Sinclair Petition to Deny at 3 (speculating that geographic clustering and efficiencies of the Transaction could enhance Comcast’s control over key markets).
332           Adelphia Order ¶ 271; see also Comcast-TWC Public Interest Statement at 26-27, 92-94 (describing public interest benefits resulting from geographic rationalization); Charter-to-Comcast Exchange Public Interest Statement at 6-12; Rosston/Topper Supplemental Decl. ¶¶ 8-14, 16-18.
333           Los Angeles County et al. Petition to Deny at 9-10 (citing Adelphia Order ¶ 271).  In addition, Los Angeles County et al. confusingly state that cable companies “distribute programming terrestrially and extract exclusivity deals from independent programmers.”  These assertions are factually inaccurate.  Los Angeles County et al. Petition to Deny at 1.  As a preliminary matter, Los Angeles County et al. rely on ten-year old testimony for this assertion and disregards the fact that the Commission closed the so-called “terrestrial loophole” years ago.  See Review of the Commission’s Program Access Rules and Examination of Program Tying Arrangements, First Report and Order, 25 FCC Rcd. 746 (2010).  Moreover, the Commission should disregard Los Angeles County’s calls to revisit exclusive marketing arrangements in multiple dwelling units (“MDUs”), a practice that the Commission found four years ago to be permissible and one that may benefit consumers.  Exclusive Service Contracts for Provision of Video Services in Multiple Dwelling Units and Other Real Estate Developments, 25 FCC Rcd. 2460 ¶¶ 29-34 (2010).
334           Adelphia Order ¶ 271.
335           COMPTEL likewise offers no support for its claim that clustering may create higher barriers to entry for overbuilders and other smaller competitors, relying instead on vague allusions to the alleged anticompetitive effects of “level playing field” franchise agreements.  See COMPTEL Petition to Deny at 41-42.  COMPTEL also asserts, again without any support, that clustering likely increases incentives to “obfuscate” the Commission’s prohibition of exclusive access arrangements for MDUs.  Id. at 42 n.136.  These vague and unproven assertions do not overcome the well-established, pro-competitive benefits of geographic clustering (as the Commission has consistently found in prior cases) and should therefore be rejected.

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Sinclair, ITTA, and CFA similarly assert that contiguous service areas may in some way strengthen or reinforce Comcast’s alleged “dominance.”336  These allegations are likewise baseless.  As an initial matter, Comcast hardly can be considered dominant in any market it serves, as it faces effective competition for every service it offers from a variety of competitors.  Rather than reinforcing Comcast’s dominance, as the Commission and other regulators have previously determined, the increase in contiguous service areas and associated efficiencies resulting from the Transaction will make Comcast a more effective competitor, especially with respect to incumbent local exchange carriers and various providers that have a national and even global presence.  Moreover, Applicants have shown that increasing Comcast’s and Charter’s respective contiguous service areas does not deny or otherwise restrict the availability of inputs to overbuilders or other potential entrants.337  Far from creating market “dominance,” the Transaction will spur greater competition that benefits both residential and business customers.338

336           See Sinclair Petition to Deny at 2-3; ITTA Petition to Deny at 7; CFA et al. Petition to Deny at 28-29, 31-34.
337           See Charter-to-Comcast Exchange Public Interest Statement at 13-15; Rosston/Topper Supplemental Decl. ¶¶ 22-49.
338           See, e.g., Comcast-TWC Public Interest Statement at 26-27, 92-94; Israel Decl. ¶¶ 107-109; Charter-to-Comcast Exchange Public Interest Statement at 6-12.

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5.	The Transaction Will Create a More Reliable and More Secure Network for More Homes and Businesses.

The Transaction will enable the combined company to invest additional resources (a) to improve network reliability and enhance cybersecurity and (b) to extend Comcast’s industry-leading practices in these areas to TWC and Charter systems, thereby providing higher-quality services and better security protections to millions of additional consumers and businesses.339  The record strongly supports these important public interest benefits.  For example, Kazem Kazerounian, Dean of the School of Engineering at the University of Connecticut, states that “[t]he national scale created by [Comcast’s] proposed merger with Time Warner Cable will enable Comcast to continue to invest in research and development, and ultimately enhance network security for millions more residential and business customers.”340  No party challenged these benefits, and so the Commission should recognize them as providing further support for why this Transaction is strongly in the public interest.

339           See Comcast-TWC Public Interest Statement at 71, 124-26.
340           Letter from Kazem Kazerounian, Dean of Engineering, School of Engineering, University of Connecticut, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 12, 2014); see also American Commitment Comments at 3 (“[T]he merger between Comcast and TWC will benefit consumers by providing improved reliability of service.”); Letter from David Weil, Executive Vice President & General Counsel, Starz Networks, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014) (“Starz Networks will directly gain from these advancements in Comcast services [resulting from the Transaction] because they will allow millions of additional subscribers to have access to better, more reliable platforms on which to access our programs.”); Letter from Dana Connors, President, Maine State Chamber of Commerce, to Chairman Wheeler, FCC, at 2 (Aug. 22, 2014) (“[T]he merger of Comcast and Time Warner [Cable] companies in Maine has great benefits because having a common interconnected network with greater redundancy improves redundancy and dependability for Maine’s business community.”).

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To be sure, notwithstanding the enhanced reliability and service benefits the Transaction will bring to the combined company, Comcast recognizes that there is more to be done now, and post-transaction, to improve customer service.  Comcast is investing significant time and resources in this effort.  As Comcast Cable President and CEO Neil Smit has made clear, improving customer service is his “top priority.”341  This issue is more fully discussed in Section V.A, infra.
*           *           *
For all of these reasons, the record conclusively demonstrates that approval of the Transaction will lead to substantial, verifiable, merger-specific benefits for millions of American consumers and businesses.  And as Dr. Israel, as well as Dr. Carlton and Drs. Rosston and Topper, observe, opponents of the Transaction either completely ignore or offer no analytically grounded challenges to these substantial benefits.  Indeed, commenters do not challenge the benefits of the Transaction to consumers in any substantive way.  Although commenters make general predictions that the benefits from the Transaction will not come to pass, they offer no detailed facts or economic refutation of the extensive discussion of broadband benefits in the Israel Declaration or the Rosston/Topper Declaration.  Nor does a single commenter refute the significant benefits to business customers.  And there is also no refutation of the fact that such business benefits would be a catalyst for network expansion and hardening, which would also benefit residential subscribers.342

Applicants thus respectfully urge the Commission to recognize these benefits as weighing heavily and decisively in favor of its public interest determination.

341           Billy Gallagher, Comcast CEO Neil Smit Says Improving Customer Service is His Top Priority, Tech Crunch (May 6, 2014), http://techcrunch.com/2014/05/06/comcast-ceo-neil-smit-says-improving-customer-service-is-his-top-priority/.
342           Israel Reply Decl. ¶¶ 15, 217; see also Rosston/Topper Reply Decl. ¶ 6 (“Commenters ignore many of the clearly demonstrated benefits of the transactions and mischaracterize others, leading them to mistakenly conclude that there will not be transaction-specific benefits and that any benefits will not be passed on to consumers.  We show that business, residential, and advertising customers all stand to benefit from the identified transaction-specific efficiencies.”); Carlton Decl. ¶ 8 (“Commenters have not refuted, or even addressed, any of the specific efficiencies that Drs. Israel and others have identified beyond vague statements that such efficiency claims are ‘speculative.’  These unrefuted efficiencies must be taken into account in order to reach sound conclusions about the net impact of the proposed transaction on consumer welfare.  Any sensible policy decision must consider the magnitude of these potential efficiencies.”) (citations omitted).

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IV.	THE TRANSACTION WILL NOT HARM COMPETITION OR THE PUBLIC INTEREST.

The sections below address and refute claims by petitioners and commenters that the Transaction will cause various harms.  In Section IV.A, Applicants first rebut various misguided attempts to modify the appropriately defined geographic and product markets for broadband and video in this proceeding.  Applicants then demonstrate in Section IV.B that the Transaction will not produce any horizontal competitive harms in any relevant market, including the markets for broadband service, video programming (both buying and selling), customer equipment, and voice service.  Applicants next show in Section IV.C that the Transaction will not create any vertical harms, including (i) no vertical foreclosure of OVDs on the broadband network, (ii) no foreclosure in the distribution of Comcast and NBCUniversal programming to rival MVPDs or OVDs (i.e., program access issues), and (iii) no foreclosure with respect to Comcast’s carriage of unaffiliated programmers (i.e., program carriage issues).

In these discussions, the economic declarations of Dr. Israel, Drs. Rosston and Topper, and Dr. Carlton present substantial evidence and new econometric analyses to refute various economic theories espoused by opponents’ experts and to demonstrate that the Transaction will not cause any of the harms alleged.  And the engineering declarations of Kevin McElearney and Dr. Dovrolis make clear that there is no market failure in traffic exchange – nor anything remotely anticompetitive or harmful to consumers about the direct interconnection agreement with Comcast which Netflix signed – that calls for the kind of radical government intervention that Netflix, Cogent, and Dish, among others, seek here.

Finally, in Subsection IV.D, Applicants respond to the meritless and self-serving complaints by a few other commenters who seek to misuse the regulatory process simply to gain a competitive advantage in the advertising market.

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A. Petitioners Erroneously Define Certain “Relevant Markets.”

Several claims about the Transaction rest, explicitly or implicitly, on unsustainable definitions of the “relevant market.”  For example, certain commenters claim that the broadband market should be defined as a national market that excludes all DSL, wireless, and satellite providers, and further claim that, if the Commission so defines the market, the Transaction will result in a combined company with a problematic level of market power under antitrust precedent and guidelines.  As set forth in Applicants’ Public Interest Statement and the attached declarations of Dr. Israel and Dr. Carlton, however, the proposed market definitions advanced by such commenters – particularly in the broadband space – have no real-world or economic relevance or prior Commission support.  As explained below:  (i) the proper geographic market for broadband is local, and the Transaction does not change competition at the local level; (ii) in all events, based on marketplace realities and trends, the Commission cannot reasonably exclude all DSL, wireless, and other technologies from the relevant broadband market; and (iii) homes passed is not a relevant metric here for assessing market concentration or competitive issues for any service.

1.	Broadband Market Definition

A number of commenters (including Netflix, Dish, Cogent, Public Knowledge, and New America Foundation) argue with some variation that (i) the relevant geographic market for broadband is national; and (ii) DSL and wireless mobile should not be part of the relevant broadband product market, because the high-speed Internet access market requires sustained speeds of 10 Mbps for individuals and at least 25 Mbps for households.343  They advance these outcome-determinative definitions in the hope that the Commission will find that the Transaction will cause an increase in the concentration of a national broadband “market” that will result in competitive harms.

343           See, e.g., Netflix Petition to Deny at 8-13; Dish Petition to Deny at 30-38, 42-51; Cogent Petition to Deny at 14-17, 19-20; Public Knowledge et al. Petition to Deny at 7-8, 10-13, 27-28; Sports Fans Coalition Petition to Deny at 30.

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But there is no basis in economic theory, factual reality, or Commission precedent for the strained market definitions urged by those commenters.  Most notably, the market that Netflix and others label the “national market for high-speed broadband distribution of edge provider content”344 has been fabricated from whole cloth.  As explained in Applicants’ Public Interest Statement,345 in cases where the Commission has analyzed the broadband ISP market, it has consistently found that the relevant market is local, that the broadband market is competitive, and that where there is little or no geographic overlap among broadband providers that seek to combine, there is no cause for competitive concern.346

344           See Netflix Petition to Deny at 8-9; see also Dish Petition to Deny at 30-38; Cogent Petition to Deny at 14-17; Public Knowledge et al. Petition to Deny at 7-8, 10-13, 27-28; TheBlaze Comments at 20-21.
345           See Comcast-TWC Public Interest Statement at 134-35 & nn.339-40.
346           See, e.g., Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc., Transferors, to AOL Time Warner Inc., Transferee, Memorandum Opinion and Order, 16 FCC Rcd. 6547 ¶ 74 (2001) (“The relevant geographic markets for residential high-speed Internet access services are local.  That is, a consumer’s choices are limited to those companies that offer high-speed Internet access services in his or her area, and the only way to obtain different choices is to move.  While high-speed ISPs other than cable operators may offer service over different local areas (e.g., DSL or wireless), or may offer service over much wider areas, even nationally (e.g., satellite), a consumer’s choices are dictated by what is offered in his or her locality.”) (emphasis added); Comcast-AT&T Broadband Order ¶ 153, (“Comcast and AT&T Broadband largely compete in separate geographic markets, and, to the extent their service areas overlap, we find no material increase in concentration that would raise the potential of competitive harm.”) (emphasis added), aff’d sub nom. Consumer Fed’n of Am v. FCC, 348 F.3d 1009 (D.C. Cir. 2003); Comcast-AT&T Broadband Order ¶ 128 (concluding that a consumer’s choice of ISP is “limited to those companies that offer high-speed Internet access services in his or her area”) (emphasis added); AT&T Inc. and BellSouth Corporation Application for Transfer of Control, Memorandum Opinion and Order, 22 FCC Rcd. 5662 ¶ 114 (2007) (“As the Commission has previously found, high-speed Internet access services, as distinct from narrowband services, constitute a relevant product market for purposes of determining the effects of a proposed merger on the public interest.  The Commission also has found previously that the relevant geographic markets for residential high-speed Internet access services are local.  We believe that both of these market definitions remain appropriate for the purpose of our public interest analysis.”) (emphasis added).

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a.	The Broadband Market Is Local, Not National.

As Dr. Israel has previously explained, the correct geographic market for broadband services is local, not national or even regional:
[I]t is inappropriate to assess broadband competition at the regional or national level because competition depends on the choices available to each household in each local area. . . .  Defining a national geographic market would suggest that Comcast and TWC are direct competitors despite the fact that they do not serve as substitutes for any consumers, but rather serve different, geographically distinct footprints.  Put simply, the transaction will not change the number of broadband choices available to consumers.347

In his attached reply declaration, Dr. Israel further expounds on why this is so and why claims to the contrary are misguided:
The lack of support for a national market in the present case is made clear by considering the Horizontal Merger Guidelines (“Guidelines”). . . .  The Guidelines are also clear that “the same principles apply” to geographic market definition and that the market may be “geographically bounded if geography limits some customers’ willingness or ability to substitute to some products, or some suppliers’ willingness or ability to serve some customers.”  In the present case, the market is clearly geographically bounded by individual providers’ local service areas.  Broadband providers do not make sales to broadband customers outside their geographically limited footprints and thus there is no cross-region substitution.348

Dr. Israel thus concludes, “In short, there is no meaningful national broadband market in which Comcast and TWC constrain one another today.  Hence, national market shares lose the value they would have if there were a national market.”349

347           Israel Decl. ¶¶ 21, 42.
348           Israel Reply Decl. ¶¶ 18-19 (emphasis in original).
349           Id. ¶ 26.

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Certain commenters nonetheless insist that there is a “national market for broadband content distribution.”  For example, Netflix claims that the relevant geographic market for broadband should be national because the market for content distribution by edge providers is national in scope.350  Dr. Israel explains why this is an incorrect way to analyze this market:

One could posit that Comcast and TWC are both buyers of content from edge providers and thus both participate in a national market for content purchases.  However, this analogy does not withstand scrutiny.  One way to see this is to note that, in actuality, ISPs are not generally buyers of services from edge providers, but rather edge providers (or their agents) negotiate to interconnect with ISP networks, and the networks of Comcast and TWC are not substitutes but rather geographically separate, as explained above.  However, even if one continues to rely on the analogy of ISPs to buyers of content (like MVPDs buying from cable networks), the same conclusion derives from the fact that content is not a “rival” input in the sense that there are not units of content—like widgets—that are sold to a particular buyer in a market.  Rather, once the content is created, it can be accessed by an unlimited number of viewers, and what is sold to MVPDs are rights to view the content.  When dealing with MVPDs with separate footprints, those rights cover distinct footprints and thus are not substitutes for one another.351

And to the extent commenters’ claims are rooted in an effort to analogize edge providers’ relationships with ISPs to national cable networks selling to MVPDs, this argument fares no better.  On this point, Dr. Israel again makes clear:

Notably, because national cable networks operate on a nationwide basis and some of the MVPDs buying content have national footprints, it may be most convenient to talk about a national market for sale of national cable networks, and this language may be tempting to apply to edge providers.  However, even if one were to adopt this language, this would be purely a semantic change with no substantive effect on merger analysis.  Instead of defining separate local markets for Comcast and TWC, one would have defined a national market in which there is no diversion between Comcast and TWC and thus no competitive interaction between the two firms and thus no transaction-related effect on the ability for consumers to divert to competing ISPs.  This conclusion is confirmed by the Comcast-NBCUniversal analysis where a national market for national cable markets was used but where no competitive effects were found on non-overlapping cable providers.352

350           Netflix Petition to Deny at 24-27; see also Public Knowledge et al. Petition to Deny at 10-11.
351           Israel Reply Decl. ¶ 21; see also id. ¶ 22 (“Again, the Horizontal Merger Guidelines are on point.  They indicate that in defining relevant markets for mergers of buyers, ‘the Agencies focus on the alternatives available to sellers in the face of a decrease in the price paid by a hypothetical monopsonist.’  Continuing with the analogy to MVPDs as buyers of content, if Comcast were to reduce the price paid for content (or not take the content at all), selling it to TWC would not be a meaningful ‘alternative.’  Presumably the content provider would already have a deal with TWC regarding access to the content for TWC’s subscribers and, more generally, a deal with TWC would not replace the subscribers lost to the content provider if no deal with Comcast were reached.  Rather, the alternatives for the content provider to reach Comcast’s customers would be deals with other MVPDs covering the Comcast footprint, some of which may have national footprints (e.g.,. DBS providers), others of which may have distinct but overlapping geographic footprints (e.g., telco providers), but none of which would be cable providers with non-overlapping footprints.”) (citations omitted).
352           Israel Reply Decl. ¶ 24 (emphasis in original) (citations omitted).

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Commenters arguing for a national broadband market rely solely on the DOJ’s decision in the AT&T-MediaOne case.353  But their reliance on AT&T-MediaOne is entirely misplaced.  Neither the Commission nor DOJ identified a national broadband market in AT&T-MediaOne.  To the extent the case has any relevance, it supports Applicants’ position on broadband market definition and approval of the Transaction as in the public interest.

DOJ’s focus in reviewing the AT&T-MediaOne merger was not the market for residential Internet access service.  Instead, it focused on a different, upstream market for providing “portal service” to ISPs, which it defined as the market “for aggregation, promotion and distribution of broadband content and services.”354  AT&T’s acquisition of MediaOne would have combined ownership of two Internet portals:  (1) Excite@Home (a joint venture in which AT&T had a controlling interest) and (2) Road Runner (a joint venture in which MediaOne had an interest).  Neither firm was an ISP in the current sense of that term.  Instead, Excite@Home and Road Runner each contracted with cable operators to be the exclusive provider of an Internet “portal” through which the cable operators’ subscribers accessed broadband content over the cable operators’ own networks.355  DOJ noted that other competitive portal firms included Yahoo and Lycos, confirming clearly that it was not focused on the residential broadband business.356

353           See Netflix Petition to Deny at 25; Dish Petition to Deny at 42-43; Free Press Petition to Deny at 14.
354           Am. Compl. ¶ 25, United States v. AT&T Corp., No. 1:00-cv-01176 (D.D.C. May 26, 2000).
355           See AT&T-MediaOne Order ¶¶ 21, 27.  The DOJ’s description of such an ISP “portal” from 2000 is truly a blast from the past:

A portal generally is an Internet site containing a “first page” as well as several subsequent pages, that users see with a high degree of frequency.  These pages aggregate links to a variety of types of content and services, and facilitate users’ efforts to find content and services by providing search engines, “tree and branch” indexes, and prominent links to Internet content and services, as well as proprietary content and services.  Most ISPs, including Excite@Home and Road Runner, include the first page of their portal as the default “start page” (i.e., the first screen a user sees upon access). . . .  A large number of customers access content providers through portals and therefore content providers seek prominent links by which to promote their content and draw users to their sites.  The more favorable the placement of a link (e.g., “first page” rather than subsequent pages, a link that includes a larger share of the screen, etc.), the greater the content provider’s likely audience, advertising revenues, and profitability.

Am. Compl. ¶ 25, United States v. AT&T Corp., No. 1:00-cv-01176 (D.D.C. May 26, 2000).
356           Am. Compl. ¶ 25, United States v. AT&T Corp., No. 1:00-cv-01176 (D.D.C. May 26, 2000).

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Indeed, DOJ did not challenge broadband ISP service at all, allowing AT&T to acquire MediaOne’s residential broadband business and “to retain Road Runner assets used exclusively to provide . . . broadband service to MediaOne customers.”357 That is the aspect of the AT&T-MediaOne transaction that is most analogous and relevant to the current Transaction.  The fact that DOJ made no effort even to calculate the national market share of residential broadband customers served by the combined AT&T/MediaOne confirms that that metric is simply irrelevant to the competitive analysis.  In short, AT&T-MediaOne provides no support for (and in fact refutes) those advocating for a national market definition of the ISP market.  To the extent this case says anything about the broadband market itself, it reinforces that this is a competitive market with which regulators should not interfere:  In its own review, the Commission found no competitive harms in the broadband market, because “consumers can choose among various alternative broadband access providers, such as DSL, wireless, and satellite,”358 and it deliberately decided not to interfere with that dynamic marketplace.

357           Press Release, U.S. Dep’t of Justice, Justice Department Requires AT&T to Divest MediaOne’s Interest in Road Runner Broadband Internet Access Service, at 2 (May 25, 2000), http://www.justice.gov/atr/public/press_releases/2000/4829.htm.
358           AT&T-MediaOne Order ¶ 116.

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Ironically, though, the DOJ decision does illustrate the folly of making long-term determinations in an evolving, dynamic marketplace:  The linked ISP/“portal” business model that DOJ was concerned about did not turn out to be how the Internet evolved – Excite@Home filed for bankruptcy a year after entry of the consent decree order (in 2001), largely because those types of ISP loading page portals did not prove to be a compelling business model.359  DOJ’s concerns and the protections it imposed proved entirely unnecessary, illustrating the difficulty of predicting the future dynamics of the fast-evolving technology industry – a concern that economist Dr. Carl Shapiro, former chief economist of the Antitrust Division of DOJ, has rightly highlighted.360

Another way in which the AT&T-MediaOne precedent may be instructive in the current context is if the Commission follows the same course pursued by then-Chairman Kennard, whose separate statement accompanying that order has proved to be particularly prescient:

Some parties have urged us to impose an “open access” condition on the merged entity.  We have declined to do so here.  As I have noted previously, the development and deployment of high-speed, broadband Internet access is vitally important to the nation as it will deliver the next generation of Internet services to Americans.  Consumers should have a choice among alternative broadband providers.  I believe that there are powerful marketplace incentives to ensure that consumers have such choices.  Therefore, I have consistently advocated that we allow the nascent broadband marketplace a chance to develop before imposing a government-ordered regime.361

359           See Ben Heskett & Rachel Konrad, Excite@Home Files for Bankruptcy, CNET News, Oct. 1, 2001, http://news.cnet.com/2100-1033-273689.html.
360           Carl Shapiro, Competition Policy and Innovation, OECD Directorate for Science, Technology & Industry No. 2002/11, at 21 (2002), http://faculty.haas.berkeley.edu/shapiro/oecd.pdf (“high-tech industries accentuate the usual problems associated with predicting future market conditions (either with or without a proposed merger).  Historical market shares are likely to be less meaningful in rapidly changing markets than in more stable markets.”).  Dr. Israel agrees that the AT&T-MediaOne case is inapposite:  “[T]hat case is not comparable to the present one, as has been noted by careful observers of the debate.  In the AT&T-MediaOne matter, the merging parties were the two largest providers in a national market for the provision of portals for accessing and interacting with the Internet, and they could compete to be the exclusive portal on unaffiliated cable systems.”  Israel Reply Decl. ¶ 26 n.22 (citing Paul de Sa et al., Comcast/Time Warner Cable:  How Persuasive Are Arguments Against the Merger?, Bernstein Research (Sept. 2, 2014).  “The fact that providers of exclusive portals to the Internet competed in a national market has no bearing on whether broadband providers with non-overlapping footprints compete in a national market or whether interactions between national edge providers and regional broadband providers give rise to a national broadband market.”  Id.
361           AT&T-MediaOne Order, 15 FCC Rcd. at 9907 (Statement of Chairman William E. Kennard).

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In short, arguments about the combined company’s increased “shares” of the “national” broadband market are nonsensical because there is no such market.  And in the local broadband market, the Transaction changes nothing, simply substituting Comcast for TWC or Charter in the relevant systems.  As Dr. Carlton concludes:

The transaction creates no additional market power over consumers of broadband. . . .  Commenters spend many pages establishing that Comcast or Time Warner may currently have market power over their consumers.  That may or may not be so for some consumers.  But such claims have nothing to do with an evaluation of how the proposed transaction alters the available sources of supply to consumers, a central question in any merger analysis.  The answer to that question is that the proposed transaction does not alter the supply alternatives to consumers of broadband.362

b.	The Relevant Broadband Product Market Must Consider DSL, Wireless, and Other Technologies.

Petitioners Netflix, Cogent, and Dish propose that the Commission define a broadband product market that not only excludes DSL, wireless, and other technologies, but also increases the baseline broadband speed to 10 or even 25 Mbps.363  Although Applicants share the goal of promoting enhanced broadband services, including faster Internet speeds, for more consumers, the “market” definitions urged by these petitioners improperly ignore current marketplace realities, including the many competitive broadband choices that consumers currently have and use in the local markets where the combined company will operate.  Under well-established competitive analysis principles, the Transaction should be reviewed based on the current regulatory landscape, in which the Commission has defined broadband as 4 Mbps.  For current purposes, 4 Mbps is within the mainstream of broadband connections in the country.  A 4 Mbps connection has been found to be more than “sufficient to handle HD video,” such as Netflix streaming.364  This is consistent with the fact that Hulu’s website recommends a speed of 3 Mbps for high-definition videos and 1.5 Mbps for standard-definition video, and Amazon Prime’s website recommends a speed of 3.5 Mbps for high-definition videos and 900 Kbps for standard-definition videos.365  Thus, it appears to be only Netflix, among these top online video providers, that claims users need 5 Mbps for HD – which is, in any event, far short of 25 Mbps.366

362	Carlton Decl. ¶ 9.
363           Netflix Petition to Deny at 16; see also Dish Petition to Deny at 26 (“The relevant product market . . . only includes wireline broadband access services capable of consistent, actual download speeds of 25 Mbps or more.”); Cogent Petition to Deny at 19-20; cf. Free Press Petition to Deny at 19 (“[I]f the future of the American broadband market is advanced broadband connectivity at a level of 25 Mbps or more, Comcast would control nearly half of all such subscribers . . . .”).
364           National Cable & Telecommunications Association Comments, GN Docket No. 14-126, at 5 (Sept. 4, 2014) (citing NetForecast report); see also AT&T Comments, GN Docket No. 14-126 (Sept. 4, 2014) (“that consumers need 7 Mbps to access high quality video is unsupported and inconsistent with the public positions of major streaming video providers that tell their customers that less is required”).
365           See Streaming Issues With Hulu Plus on Your TV, Help Center, Hulu,  http://www.hulu.com/help/articles/20196801 (last visited Sept. 22, 2014); System Requirements for Streaming on Your Computer, Help & Customer Service, Amazon, http://www.amazon.com/gp/help/customer/display.html?nodeId=201422810 (last visited Sept. 22, 2014).
366           See Internet Connection Speed Recommendations, Help Center, Netflix,  https://help.netflix.com/en/node/306 (last visited Sept. 22, 2014).  Netflix’s own conduct demonstrates that this threshold is somewhat arbitrary.  In response to widespread adoption of usage-based billing in Canada, for example, Netflix adjusted its service to “use 2/3 less data on average, with minimal impact to video quality.” Netflix Lowers Data Usage by 2/3 for Members in Canada, Netflix US & Canada Blog (Mar. 28, 2011),  http://blog.netflix.com/2011/03/netflix-lowers-data-usage-by-23-for.html; AT&T Comments, GN Docket No. 14-126, at 3 (Sept. 4, 2014) (“[Any] assumption that the full bandwidth amounts would be continuously needed is incorrect, and it would be arbitrary to establish a new definition of advanced telecommunications capabilities based on simple addition of . . . abstract (and arbitrarily chosen) bandwidth estimates.”).

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While certain commenters have suggested that 25 Mbps would be needed to accommodate six users in a household each using their own device,367 that is no reason to suggest that the entire market should be redefined for purposes of competitive analysis to include only 25 Mbps service.  After all, the Commission has estimated that a speed of 4 Mbps would be sufficient for a “light use” broadband household engaged in up to four Internet-related activities, a speed of 7.9 Mbps would be sufficient for a “moderate use” household engaged in up to four Internet-related activities, and a speed of 10 Mbps would be sufficient for a “high use” household engaged in up to four Internet-related activities.368  Further, as NCTA has pointed out, the majority (61 percent) of households in the United States have only one or two occupants and, therefore, are well below the five to six simultaneous users per household that these commenters postulate.369  Surely, all these customers are still within the “broadband market.”  As NCTA points out, for example:

367           See Netflix Petition to Deny at 16; Dish Petition to Deny at 26-29; Public Knowledge et al. Petition to Deny at 8; see also Press Release, FCC, FCC Chairman Tom Wheeler:  More Competition Needed in High-Speed Broadband Marketplace, at 1 (Sept. 4, 2014), available at http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0904/DOC-329160A1.pdf (“The average U.S. Internet-connected homes have six connected devices–televisions, desktops, laptops, tablets, smartphones, etc.  When those devices are in use at the same time, it’s not difficult to strain the capacity of a 25 Mbps connection, and completely overwhelm a 4 Mbps connection.”); Remarks of Tom Wheeler, Chairman, FCC, The Facts and Future of Broadband Competition, at 2 (Sept. 4, 2014), available at http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0904/DOC-329161A1.pdf (“It’s not uncommon for a U.S. Internet-connected household to have six or more connected devices–including televisions, desktops, laptops, tablets, and smartphones.  When these devices are used at the same time, as they often are in the evenings, it’s not hard to overwhelm 10 Mbps of bandwidth.”).
368           Inquiry Concerning the Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, and Possible Steps to Accelerate Such Deployment Pursuant to Section 706 of the Telecommunications Act of 1996, as Amended by the Broadband Data Improvement Act, Tenth Broadband Progress Notice of Inquiry, 29 FCC Rcd. 9747 ¶ 11, tbl.1 (2014).  The four activities for each type of household include:  one user watching a standard definition (SD) movie, one user making a high quality voice call, one user browsing on the web, and syncing of email, alerts, an weather information taking place in the background (low use); one user watching a high definition (HD) movie, one user taking an online education course, one user browsing on the web, and syncing of email, alerts, an weather information taking place in the background (moderate use); one user watching a super high definition (SHD) movie, one user making a HD video call, one user saving files to and from the cloud, and syncing of email, alerts, an weather information taking place in the background (high use).
369           See National Cable & Telecommunications Association Comments, GN Docket No. 14-126, at 6 (Sept. 4, 2014).

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[I]f an agency were trying to count the number of cars in use, it would be irrational to define the term “car” as only including four-door sedans or larger vehicles just because those are the types of vehicles that meet the needs of a “typical” household.  Just as a two-door compact is still a car even if it may not be fully functional for large families, an Internet connection should still be considered a broadband connection even if it does not meet the needs of some households.370

370           Id. at 7.

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Finally, as Dr. Israel observes, “to exclude all broadband services below 25 Mbps would miss important competitive constraints . . . and thus produce an overly narrow market definition.”371

Certain commenters similarly try to shrink the market by arguing that DSL, wireless, and satellite broadband are not part of a so-called “high-speed broadband distribution of edge provider content” market, because they simply do not provide sufficient levels of speed required today to meet the needs of broadband users.372  While these recommended exclusions of all but cable and fiber broadband may give Netflix and others convenient “market share” percentages to use in theorizing potential harms, as shown below, these proposals are unhinged from marketplace realities and should be rejected.

DSL

Despite Netflix’s proposal to exclude DSL from the broadband market, a significant share of Netflix’s subscribers today use DSL.  In fact, Netflix’s own speed index results show that one-third of the 60 ISPs it ranks are DSL providers, with some of these DSL providers performing better than cable providers.373  This means, necessarily, that today at least some Netflix subscribers see DSL as a potential “substitute” for other wireline broadband, putting those technologies in the same market.  Indeed, Netflix admits that it “has engineered its service to work on DSL systems in standard definition.”374  Netflix argues that DSL cannot support “multiple devices in a household,”375 but that complaint ignores the ability of edge providers to invest in compression technologies.376

371           Israel Reply Decl. ¶ 29.
372           Netflix Petition to Deny at 12-14; Dish Petition to Deny at 36-38; RCN et al. Petition to Deny at 38; Cogent Petition to Deny at 19-20; WGAW et al. Petition to Deny at 15-16, 43-47; CFA et al. Petition to Deny at 54; Free Press Petition to Deny at 24-26; Public Knowledge et al. Petition to Deny at 7-8, 12-13, 27-28; Stop the Cap! Comments at 23; Senator Franken Comments at 16-17.
373           USA ISP Speed Index: August 2014, Netflix, http://ispspeedindex.netflix.com/usa (last visited Sept. 17, 2014).
374           Netflix Petition to Deny at 12.
375           Id.; see also Cogent Petition to Deny at 19-20, Kilmer Decl.¶¶ 47-49.
376           See supra note 367 (describing Netflix’s compression in Canada).

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It also ignores the fact that continuing investments in DSL technology – including fiber-to-the-node (“FTTN”), IP-DSLAM, VDSL2, and pair bonding – have allowed upgraded DSL technologies to compete effectively against cable broadband.377  For example, the Commission’s “Measuring Broadband America” report shows AT&T performing very well at 18 Mbps downstream – about the same as both Cox and Comcast at equivalent speeds.  At 24 Mbps, AT&T performed about the same as both TWC and Cox at equivalent speeds.  AT&T uses a variety of upgraded DSL technologies, including FTTN DSL for its rapidly growing U-verse broadband service, which reaches speeds of 45 Mbps (advanced DSL technologies like VDSL offer speeds up to 100 Mbps).378  Similarly, Qwest (now owned by CenturyLink) performs as well as TWC at 20 Mbps.  Like AT&T, Qwest’s service at these speeds generally uses FTTN DSL technology.379  In addition, Qwest performs well at 40 Mbps – about the same as Cox and TWC at equivalent speeds.380

377           DSL encompasses a broad range of technologies.  In its Measuring Broadband 2014 Report, the Commission uses “DSL” broadly to encompass all broadband services that rely on DSL technology in some way.  However, grouping all forms of DSL into one undifferentiated category glosses over important developments in the broadband marketplace, including significant upgrades to traditional DSL technology that have taken place over the past several years and are ongoing.
378           See Sean Buckley, AT&T Plays Cable Catch-up Game with 45 Mbps Broadband Market Expansion, FierceTelecom, Aug. 29, 2013, http://www.fiercetelecom.com/story/att-plays-cable-catch-game-45-mbps-broadband-market-expansion/2013-08-29.
379           See Measuring Broadband 2014 Report, Chart 9.4:  Average Peak Period Sustained Download Speeds as a Percentage of Advertised, by Provider (18-25 Mbps Tier)—September 2013 Test Data.
380           See id., Chart 9.5:  Average Peak Period Sustained Download Speeds as a Percentage of Advertised, by Provider (30-75 Mbps Tier)—September 2013 Test Data.

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The higher speeds offered by these companies prove what Applicants demonstrated in the Public Interest Statement:  DSL technology is capable of offering the higher speeds necessary to offer robust competition to cable and fiber broadband, and will increasingly do so as that technology develops and proliferates.  In fact, as the table below illustrates, DSL-based broadband connections grew at a faster pace than cable broadband connections between June 2009 and June 2013; subscriber rates increased 30.7 percent annually for DSL compared to 17.9 percent for cable.381

AT&T (Comcast’s largest wireline broadband competitor) in particular has made significant investments in upgrading its DSL infrastructure and has plans to continue to do so, as AT&T announced in response to the Transaction and as it confirmed in its recent filings concerning its proposed DirecTV acquisition.382  AT&T’s mostly DSL-based U-verse broadband service alone increased by 2.7 million subscribers in 2013.383

381           Israel Reply Decl. ¶ 76.
382           See Applications of AT&T Inc. and DIRECTV for Consent to Assign or Transfer Control of Licenses and Authorizations, Description of Transaction, Public Interest Showing, and Related Demonstrations, MB Docket No. 14-90, at 39-45 (June 11, 2014) (describing effects of Project VIP and investments from cost savings achieved in transaction to cover 70 million customer locations with AT&T’s high-speed fixed broadband networks).
383           Press Release, AT&T Inc., AT&T Reports 20 Percent Adjusted EPS Growth, Record-Low Fourth-Quarter Postpaid Churn, Solid Smartphone Gains and Continued Strong U-verse Momentum in Fourth-Quarter Results (Jan. 28, 2014), http://www.att.com/gen/press-room?pid=25228&cdvn=news&newsarticleid=37405&mapcode.

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Dr. Israel agrees that “DSL remains a highly relevant competitor to cable broadband today.”384  He points out that “nearly 65 percent of the population has access to a DSL provider offering speeds of 10 Mbps or more, and over 18 percent of the population has access to a DSL provider offering speeds of 25 Mbps or more.”385  He notes that the difference in annual growth rates between DSL and cable during 2009-2013 is even more pronounced than the table above when a 10 Mbps downstream definition of broadband is used:  150.6 percent for DSL versus 52.8 percent for cable.386  In short, Dr. Israel concludes, “DSL remains a significant competitive threat to cable broadband.”387  Dr. Israel also responds to commenters who claim that DSL can not be in the same market as cable broadband because of DSL’s lower price, observing that:

Differences in prices do not necessarily mean that products are not substitutes or are not in the same market.  To the contrary, in cases like the present one where one product (DSL) may be of lower quality than some other products, the price differences often serve to make up for the quality gap, making quality-adjusted prices more similar and thus generating more substitution among the products.  Hence, the pricing of DSL provides a mechanism for telco providers to make DSL more attractive to customers, further enhancing DSL’s role as an important part of telco providers’ overall broadband strategy and an important competitive constraint on cable ISPs.388

384           Israel Reply Decl. ¶ 75.
385           Id. ¶ 76.
386           Id. ¶ 80 (emphasis in original).
387           Id.
388           Id. ¶ 78.

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Wireless Broadband

Mobile wireless broadband is also primed to become a formidable competitor, delivering speeds well over 50 Mbps (and averaging in the double digits).389  Powerful players, including Comcast’s competitors, recognize the marketplace opportunity for wireless broadband.  AT&T, for example, plans to deploy LTE-based fixed wireless local loop services to approximately 13 million customers across 48 states, including rural communities, at download speeds of 15-20 Mbps.390  Verizon is keenly focused on streaming video over wireless, and expects to launch a wireless TV streaming video service by early next year.391  And, while Dish self-servingly claims in its petition here that wireless broadband cannot compete with wireline,392 it is already trialing a fixed wireless broadband service in the marketplace that, during initial tests last year, had speeds ranging from 20 Mbps to 50 Mbps.393

389           See Comcast-TWC Public Interest Statement at 55; see also Israel Decl. ¶¶ 64-65.
390           Applications of AT&T Inc. and DIRECTV for Consent to Assign or Transfer Control of Licenses and Authorizations, Description of Transaction, Public Interest Showing, and Related Demonstrations, MB Docket No. 14-90, at 42-44 (June 11, 2014).  In addition, Masayoshi Son, Chairman and CEO of Softbank, the parent of Sprint, stated that he envisions Sprint offering mobile broadband speeds of 200 Mbps.  Masayoshi Son, CEO, Softbank Corp.¸ The Promise of Mobile Internet in Driving American Innovation, the Economy and Education, Tr. at 12 (Mar. 11, 2014), http://webcast.softbank.co.jp/en/press/20140311/pdf/press_20140311_02.pdf.
391           Todd Spangler, Verizon to Join “Virtual MSO” Fray in Mid-2015 with Wireless TV Service, Variety, Sept. 11, 2014, available at http://variety.com/2014/digital/news/verizon-to-join-virtual-mso-fray-in-mid-2015-with-wireless-tv-service-1201303707/.
392           See Dish Petition to Deny at 37-38.
393           Press Release, Dish, Dish and nTelos Launch Fixed Wireless Broadband Pilot (June 13, 2013), http://about.dish.com/press-release/corporate/dish-and-ntelos-launch-fixed-wireless-broadband-pilot (“[A] fixed wireless solution delivering true broadband speeds will bring improved broadband options to potentially millions of consumers.”).

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As Dr. Israel notes, “industry analysts recognize that mobile is the number one growth area for Netflix itself: ‘[M]ost Netflix content is still watched on TV screens, but . . . mobile [separate and apart from Wi-Fi] is seeing the biggest growth, in part because of the way phones have been changing.’”394  Netflix itself has also trumpeted to its investors that it is “pioneering the use of tablets and smartphones as second-screen choosing devices for TV viewing.”395  And continuing recent trends of declining prices to consumers, wireless providers’ costs are expected to fall roughly [[ ]] percent over the next several years which will further reduce consumer prices.396

In fact, a survey of over 1,000 broadband users conducted by GSG at Comcast’s request specifically found that for many consumers, wireless is already a viable substitute for fixed broadband:397

394           Israel Reply Decl. ¶ 82 (citing Janko Roettgers, Netflix May Add Short-form Content to Increase Mobile Usage, GIGAOM, September 5, 2014, available at http://gigaom.com/2014/09/05/netflix-short-clips/?utm_medium=social&utm_campaign=socialflow&utm_source=twitter&utm_content=netflix-short-clips_870690 last visited Sept. 11, 2014 (“As screen sizes are becoming bigger, watching content on phones becomes more natural.”)).
395           Netflix, Inc., Annual Report (Form 10-K), at 3 (Feb. 1, 2013).  Similarly, Netflix advertised in a recent blog posting that it “will continue to make Netflix the best possible place to enjoy entertainment across all the devices our members own – from Smart TVs to mobile phones.” A Quick Update on Our Streaming Plans and Prices, Netflix US & Canada Blog (May 9, 2014), http://blog.netflix.com/2014/05/a-quick-update-on-our-streaming-plans.html.
396           Israel Reply Decl. ¶ 85.
397           The complete survey results and the underlying survey response data have been produced in response to Request No. 74(e), as is a declaration by Jeffrey Pollock, President of Global Strategies Group.  See Response to Request No. 74, Exhibits 74.2, 74.3.  In his declaration, Mr. Pollock explains that the survey sample was selected to be statistically representative of the population under study, which is adults in households that subscribe to non-DSL broadband service offered by a cable company or telephone company and who are decision-makers as to that service.  The survey has a margin of error of 3.1%.

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A full 10 percent of the survey respondents use wireless as a substitute for fixed broadband service today, answering that they always opt to use their wireless or mobile broadband service, even for accessing high-bandwidth streaming services like Netflix, YouTube, and Hulu (slightly more always use wireless service for low-bandwidth activities).398  Moreover, 17 percent use wireless service for high-bandwidth activities either all the time or most of the time (23 percent do so for low-bandwidth activities); 399 even more use wireless broadband an equal amount as they used fixed broadband (36 percent for low-bandwidth activities, and 25 percent for high-bandwidth activities).400  In sum, the survey found that 59 percent of cable broadband consumers use wireless or mobile broadband either as frequently or more frequently than they use cable broadband service for low-bandwidth activities, and 41 percent use wireless or mobile broadband either as frequently as or more frequently than they use cable broadband for high-bandwidth activities.  These results confirm that a significant share of broadband consumers already view wireless to be a satisfactory alternative to fixed broadband services.401

398           Survey at 2.
399           Due to rounding, the 10 percent and 6 percent noted in the table above add to 17 percent.  See id.
400           Id.  Notably, for purposes of this answer, the respondents who indicated that they use wireless were instructed that wireless does not include cable Wi-Fi accessible on mobile devices – i.e., they were indicating usage of a wireless data plan.
401           Contrary to Dish’s statements, Comcast has never claimed that wireless is a perfect and complete substitute for all uses, only that wireless should not be excluded entirely.  See Dish Petition to Deny at 37-38.

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Thus, any assessment of broadband availability in today’s marketplace would also “need to consider wireless,” as Verizon has emphasized, noting that the NTIA’s Broadband Map includes wireless broadband and the Commission’s own most recent data shows that (a) over 98 percent of Americans have access to wireless broadband exceeding 3 Mbps; and (b) 97.5 percent of Americans have access to wireless broadband speeds exceeding 10 Mbps.402  Given this competitive landscape, it would be unreasonable to exclude these services in any analysis of the Internet access choices currently available to consumers in the local markets where the combined company will operate.

Satellite, Google, and Others

Google is also deploying a competitive 1 Gbps fiber network, with plans to launch in many more cities that the combined company will serve.403  And Comcast and TWC face robust competition from other ISPs, including satellite broadband providers,404 cable overbuilders, and fixed wireless broadband services.405

402           Verizon Comments, GN Docket No. 14-126, at 1 (Sept. 4, 2014).
403           See Comcast-TWC Public Interest Statement at 50-51; Jon Brodkin, Google Fiber Chooses Nine Metro Areas for Possible Expansion, Ars Technica, Feb. 19, 2014, http://arstechnica.com/business/2014/02/google-fiber-chooses-nine-metro-areas-for-possible-expansion/.
404           Tom Soroka of USTelecom indicated that satellite download capabilities have gotten very good and the technology is improving.  Communications Daily, Apr. 3, 2014.  Satellite broadband is 12 Mbps and faster, and well-suited for streaming video.  See Measuring Broadband 2014 Report at 26, 29 & Chart 9.3 (finding ViaSat satellite broadband delivered 139 percent of its advertised 12 Mbps download speed); id. at 17 (“The results published in this Report suggest that video streaming will work across all technologies tested,” including satellite broadband.).  Indeed, Hughes recently announced that it had surpassed 1 million active satellite broadband users in North America (including individuals).  See Press Release, Hughes Network Systems, Hughes Becomes First Satellite Internet Provider to Surpass One Million Active Users (Sept. 8, 2014), http://www.hughes.com/resources/hughes-becomes-first-satellite-internet-provider-to-surpass-one-million-active-users-1.
405           See Comcast-TWC Public Interest Statement at 50; see also Israel Decl. ¶ 68.

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Dr. Israel sums up these various competitive dynamics as follows:

[C]ommenters significantly understate the strength of competitive alternatives available to Comcast customers.  In fact, the competitive threat to Comcast’s broadband service, particularly from the full set of options provided by powerful telco competitors, is large and growing.  Commenters attempt to downplay this telco competition via a double standard that downplays DSL—which remains highly relevant today—due to claims that its competitive significance is declining, while ignoring the fact that the competitive significance of wireless—while more limited today—is growing rapidly.  Together, these options, combined with fiber-to-the-premises (FTTP) options—which AT&T, CenturyLink, and others are committed to expanding, in part as a competitive response to this transaction—form an overall strategy by which the telco providers will remain a highly relevant competitive threat.406

Given these realities, calls for the Commission to define the broadband market to narrowly include only cable and certain other wireline technologies – and excluding others based on misconceptions of their current abilities and future potential – are misguided and just plain wrong.  Every indication points to DSL providers continuing to improve in order to preserve the value of their extensive sunk investment and their substantial customer base.  And although wireless broadband may not be fully competitive with the fastest wireline broadband speeds today, it is unquestionably already a partial substitute for many consumers (and a full substitute for some) and is experiencing skyrocketing demand.407  It will indisputably provide even more competition in the future.408  Thus, as Professor Yoo wisely cautions:

406           Israel Reply Decl. ¶ 10.
407           See discussion supra Section IV.A.1.b; see also Comcast-TWC Public Interest Statement at 51-56; Israel Decl. ¶¶ 61-62.
408           In fact, Chairman Wheeler noted that “[t]he mobile industry has proven that competition drives capital investment” and “there have been significant changes in the mobile marketplace since 2010.”  Remarks of Tom Wheeler, Chairman, FCC, 2014 CTIA Show, at 3-4 (Sept. 9, 2014), http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0909/DOC-329271A1.pdf.

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When evaluating a merger, antitrust law counsels in favor of focusing on what the world will look like in the future rather than what the world looks like today . . . .  [W]e are seeing waves of investment driven by the competitive incentive to outdo one another.  Those who have attempted to [write] off DSL, FTTH, and LTE as meaningful competitors to cable have done so without any empirical foundation.  Indeed, observers have been writing off DSL for years only to be proven wrong time after time . . . .  The real lesson is that the future is hard to predict and innovation has thrived most when no one has attempted to impose remedies based on any particular prediction of which technologies will succeed or fail.”409

Cogent’s own economic expert, Dr. Joseph Farrell, as well as another leading economist, Dr. Carl Shapiro, concur with this flexible approach, arguing that rigid market definitions – i.e., attempts “to make a sharp distinction between products ‘in’ and ‘out’ of the market” – can be “clumsy and inaccurate” and often misleading.410  Many markets contain multiple potential substitutes that exert different degrees of competitive pressure on merging firms’ products under different circumstances.  Inflexible market definitions can overstate the importance of products “in” the market and understate the importance of products “out” of the market.411  For that matter, “in many differentiated-product industries, there is no clearly right way to draw boundaries that are inevitably somewhat arbitrary.”412

409           Christopher S. Yoo Comments at 12.
410           Carl Shapiro, Mergers with Differentiated Products, 10 Antitrust 23, 28 (Spring 1996); Joseph Farrell & Carl Shapiro, Antitrust Evaluation of Horizontal Mergers:  An Economic Alternative to Market Definition, 10 B.E. J. Theoretical Econ. 1 (2010).
411           See United States v. Oracle Corp., 331 F. Supp. 2d 1098, 1120 (N.D. Cal. 2004) (citing Carl Shapiro, Mergers with Differentiated Products, 10 Antitrust 23, 28 (Spring 1996)).
412           Farrell & Shapiro, An Economic Alternative to Market Definition, at 4 n.11.

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Besides technological developments, there are trade-offs among product attributes that may swing customers to consider a service more or less “substitutable.”  For example, it is difficult to imagine how DSL and even wireless would not become significantly more attractive alternatives to Comcast’s broadband service if Comcast were to degrade its broadband product by blocking or slowing content.

In fact, the GSG survey illustrates the degree to which these technologies would suddenly become attractive substitutes if a faster broadband provider degraded access to Internet content. As the survey results set out below show, consumers overwhelmingly expressed their willingness to switch ISPs in the event of adverse action even where the alternative provider was not an equally fast fixed broadband ISP:

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These findings strongly substantiate Dr. Israel’s hypothesis that the “absence of (or limitations on) particular edge providers would be more important to consumers than speed differences.”413  Thus, as Dr. Israel has explained, many alternative broadband providers, which offer service using a range of technologies and with different attributes, serve as viable competitive alternatives to Comcast; consumers can and would switch to those providers if Comcast were to block or degrade access to content the consumer wished to reach.414  Said another way – whether or not a service is a “substitute” may depend on many attributes, not just speed.415  Thus, Dr. Israel concludes “the availability of alternative broadband providers, even those providing slower speeds, places an important competitive constraint on the behavior of Comcast or other broadband providers toward edge providers.” 416

413           Presentation by Dr. Mark A. Israel to FCC Staff, at 9 (May 6, 2014) (“Israel Presentation”); Israel Decl. ¶ 40.
414           Israel Presentation at 9; Israel Decl. ¶ 40.
415           See Israel Decl. ¶ 40.  Thus, contrary to some claims, if Comcast’s alleged “market power” is based on being the only provider “fast enough” to carry meaningful over-the-top video, it could not degrade or block such video – the source of its supposed advantage – without weakening its market position.
416           See id. ¶ 90

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To be sure, certain commenters argue that customers’ ability to switch to other broadband providers is limited by, for example, putative high switching costs.  Indeed, Chairman Wheeler recently echoed his concern that high switching costs could be an impediment to stronger broadband competition.  Applicants appreciate these concerns, and Comcast is aware that a few unfortunate incidents with its own customer service agents over the past year illustrated occasional customer service failures that complicate switching requests.  However, the reality is that most broadband customers can and do switch their ISP for various reasons.  The GSG survey found, for example, that degradation would cause 70 percent or more of consumers to switch.  Further, one-third of survey respondents actually had switched providers in at least the past two years, and nearly half (49 percent) switched providers within the past four years.417  These results are in line with the results of a survey undertaken by the Commission in 2010.  In the Commission’s survey, over the prior three years, 36 percent of Internet users indicated that they had switched their provider, with 13 percent of users switching providers more than once, and almost one-third of those who had not switched providers having considered doing so.418  Both in the present GSG survey and in the Commission’s 2010 survey, consumers cited better speed or performance from an alternative provider, better pricing from an alternative provider, moving residences, and the availability of other services, as the primary reasons for switching.419

417           Survey at 6.
418           FCC, Broadband Decisions: What Drives Consumers to Switch—Or Stick With—Their Broadband Internet Provider, at 2-3 (FCC Working Paper, Dec. 2010) (“2010 FCC Survey”).
419           Survey at 6; 2010 FCC Survey at 9.

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Moreover, Comcast’s policies do not make it difficult for a disgruntled customer to switch to another ISP.  For example, less than [[ ]] percent of Comcast’s current residential broadband subscribers are subject to a contractual commitment.  Thus, over [[ ]] percent of these customers would face no early termination fees for switching.  Indeed, many of Comcast’s customers avail themselves of the opportunity to switch – Comcast’s monthly broadband churn rate for broadband subscribers has been in the {{ }} percent range for several years.  Said another way, over the course of a single year, approximately {{ }} of Comcast’s broadband subscribers switch.420  In short, no customer is “captive” to Comcast, meaning an attractive alternative could easily capture share, particularly if Comcast did not provide a high-quality Internet experience.

As these empirical data show, consumers not only consider various technologies to be an alternative to cable broadband service, but also are likely to take advantage of those alternatives.  For all these reasons, DSL, wireless (at least to some degree), and the other technologies noted above must be considered to be part of the relevant broadband product market, at least for many customers for many uses, which is the relevant legal and economic test.

420           Comcast is aware of and has apologized for the recent actions of a Comcast representative in his communication with a customer seeking to cancel Comcast service.  This customer’s experience does not reflect the experience of the millions of customers who churn each year, and this representative’s actions were not consistent with how Comcast trains its customer service representatives.

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2.	MVPD Market Definition

Several commenters make the incredible argument that services offered by DBS providers should not be included in the MVPD market because there supposedly is little demand for standalone video.421  Instead, those commenters argue, the market should be defined as bundled video and broadband offerings.  As shown below, these arguments not only belie reality, but are also squarely at odds with longstanding Commission precedent.

As an initial matter, these arguments are irrelevant to the analysis of the effect of this Transaction, which will not reduce competition in any properly defined relevant market even if DBS providers were excluded.  Comcast and TWC do not compete for customers, but rather offer services in separate local markets.  There is no nationwide market for MVPD video, Internet, or voice services, and no viable theory of competitive harm based on the combined firm having a higher share of the total number of customers nationwide who purchase video services.

That is true even if the market were deemed to include only providers that offer bundled video products:  following this Transaction, consumers will have the same number of choices for bundles in every relevant market.  In many of those local markets, competitive bundles are also offered by telco companies on their own and/or in partnerships with DBS providers.  Post-transaction, consumers will be able to choose among the same competitive options for video, broadband Internet, and voice – on a standalone or bundled basis – as they did before (Dish, DirecTV, Comcast, telcos, not to mention OVD offerings).  Further, the efficiencies from the Transaction will facilitate innovation and investment allowing Comcast to offer improved services, including on a bundled basis.  Those forthcoming improvements already have prompted competitive responses.

421           See RCN et al. Petition to Deny at 11-13; Hawaiian Telcom Servs. Co. (“Hawaiian Telcom”) Comments at 8-9; WGAW et al. Petition to Deny, Comanor Test. at 13-14.

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But in any event, it would plainly be improper to exclude standalone video services from the relevant product market.  The Commission has previously stated that, for video programming, “the relevant product market is all MVPD services,” including MVPD services offered by DBS providers.422  In doing so, it rejected arguments by commentators that DBS should not be considered a substitute for cable because DBS cannot “offer the ‘triple play’ bundle of services consumers are seeking.”423  It is absurd to suggest that the relevant product market should now change on the theory that DBS providers cannot compete with cable providers’ bundles.  That theory is simply belied by the marketplace facts.  DBS providers and other video providers have been enormously successful in competing with cable providers.  In fact, DBS providers added over 9 million customers between 2004 and 2013, while cable providers have lost over 7 million customers since 2009.424

DBS providers now have approximately 34 million customers who take multichannel video from them and voice and/or data from someone else.425  Indeed, because Comcast offers broadband on a standalone basis, DBS customers can create their own bundle using Comcast’s Internet and voice services and DBS video service.  In addition, DBS providers have entered into partnerships with incumbent LECs to provide double-play (video and broadband) bundles and triple-play (video, broadband, and telephone) bundles, and these compete aggressively with cable-based double-play and triple-play offerings.426  Dish video service is bundled with Internet and voice services from Frontier, among others.427  DirecTV video service is bundled with Internet and voice services from AT&T, CenturyLink, Verizon, Mediacom, and others.428  Last year, the CFO of DirecTV stated that his company has “proven that we can be competitive against the [triple-play] bundle.”429  He further observed that DBS providers “have gotten very comfortable with . . . customers connecting our boxes to somebody else’s broadband service . . . [W]e look at being able to offer the consumer everything that a triple play supplier can do.”430  In addition, assuming AT&T’s acquisition of DirecTV is approved, then Comcast will face even more competition for video, Internet, and voice services offered on a bundled basis.

422           Adelphia Order ¶ 63; see also AT&T-Broadband Order ¶ 89 (defining video programming market in context of cable merger as including MVPD service distributed by all MVPDs).
423           Adelphia Order ¶ 62.  Although the Commission attempted to take a different approach in the cable cap litigation, arguing that DBS providers are not significant competitors to cable providers because of a supposed disadvantage concerning bundled offerings, the D.C. Circuit rejected that assertion because it found that the Commission had no evidence to substantiate it.  Indeed, the court observed that the FCC did “not point to any evidence” showing that there was a significant set of bundle customers who would not switch to DBS to support the theory that a cable operator could acquire bottleneck power over programming.  See Comcast Corp. v. FCC, 579 F.3d 1, 7 (D.C. Cir. 2009).
424           See Comcast-TWC Public Interest Statement at 67.
425           See Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, 28 FCC Rcd. 10496 ¶ 27 (2013) (“Fifteenth Video Competition Report”).
426           See Bundle With Dish & Save, Dish Network, http://www.dish.com/entertainment/internet-phone/ (last visited Sept. 11, 2014); DirecTV Bundles, DirecTV, http://www.directv.com/DTVAPP/content/packages/internet (last visited Sept. 11, 2014).
427           See Frontier Communications chooses DISH Network as its Video Partner, Frontier Communications, http://investor.frontier.com/releasedetail.cfm?ReleaseID=646751 (last visited Sept. 21, 2014).
428           See, e.g., DirecTV Bundles, DirecTV, http://www.directv.com/DTVAPP/content/packages/internet (last visited Sept. 11, 2014); see also, e.g., DIRECTV Annual Report (Form 10-K), at 6 (Feb. 24, 2014) (“To better serve the segment of consumers who are attracted to the convenience and value of bundle offerings, we have agreements in place with most of the major telco companies nationwide to offer digital subscriber line, or DSL, and fiber bundles which include the DIRECTV service.”).  Customers purchasing these bundled offerings typically receive a single bill.  See, e.g., www.att.com/shop/help/billing-payments/billing-options.html (“You must combine your AT&T and DIRECTV billing on your AT&T bill.”) (last visited Sept. 17, 2014).
429           Remarks of Patrick Doyle, CFO, DirecTV, JPMorgan Global Technology, Media and Telecom Conference (May 15, 2013).
430           Remarks of Patrick Doyle, CFO, DirecTV, Deutsche Bank Securities Access Media, Internet & Telecom Conference (Mar. 6, 2013).

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Further, regulators have never recognized double- and triple-play bundles offered by a single provider as a relevant product market, separate from bundles created by separate providers or consumers.431  Antitrust regulators have approved many transactions by cable companies in the past and have never identified a distinct market for bundled services that would exclude DBS from the product market.  When defining a relevant product market, regulators focus on consumer demand substitution:  the ability to choose one product over another in response to an increase in price or reduction in quality.432  Antitrust regulators primarily define product markets by looking for products that are close enough substitutes in consumers’ eyes that consumers would switch to the other when the price of one product increases by a small but significant amount.433  Video, Internet access, and voice are distinct services, and consumers have different preferences for each.  Every one of these relevant services is offered on a standalone basis so consumers are free to – and regularly do – substitute standalone services for bundles.  Bundles are, therefore, inappropriate product markets because such markets leave out viable substitutes; namely, standalone video, Internet, and telephone services purchased from separate providers.

431           As noted, the Commission has rejected such arguments.  In addition, a 2008 report from a DOJ symposium on video, broadband, and telephone services noted that there was “no consensus whether bundled products constitute a separate product market.” U.S. Dep’t of Justice, Voice, Video and Broadband:  The Changing Competitive Landscape and Its Impact on Consumers, at 60 (Nov. 2008), available at www.justice.gov/atr/public/reports/239284.pdf.
432	See Horizontal Merger Guidelines § 4.1.
433	See id. § 4.1.

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Notably, in an economic analysis filed with the Commission on behalf of AT&T in the proposed AT&T-DirecTV transaction, AT&T’s economic experts Steve Berry and Phil Haile likewise conclude that “competitors’ standalone products are substitutes for merged firm’s standalone and bundled products (and for cable bundles).”434  Those experts also concluded that the AT&T-DirecTV transaction will increase competition with standalone and bundled products offered by cable providers.435

Despite the overwhelming market evidence that standalone MVPD offerings substitute for bundled offerings, some commenters assert that Comcast will limit the attractiveness of standalone products.436  Some opponents of the NBCUniversal transaction made the same argument, and the Commission has already addressed any potential issue by imposing a condition requiring Comcast to continue to offer all its broadband services on a standalone basis at “reasonable market-based prices” for the full term of the NBCUniversal conditions.437  The Commission found that this condition would have “minimal” impact on Comcast because, it recognized, Comcast has always offered standalone broadband at reasonable rates.438  Comcast’s sale of standalone broadband has grown to the point that the aggregate number of standalone broadband lines constitutes more than [[ ]] percent of Comcast’s total residential broadband subscribers.439  There are approximately [[ ]] million standalone broadband subscribers, an increase of about [[ ]] percent between January 2012 and January 2014.  And though TWC and Charter likewise sell standalone broadband services, bringing Comcast’s commitment to those markets will provide certainty about the availability of standalone offerings for several years to come.  As Drs. Rosston and Topper explain:

434           Letter from Maureen R. Jeffreys, Counsel for AT&T Inc., to Marlene H. Dortch, Secretary, FCC, MB Docket No. 14-90, at Attachment at 9 (July 17, 2014).
435           Id., Attachment at 8.
436           See NYPSC Comments at 7-9; Dish Petition to Deny, Lynch Declaration ¶ 77; WGAW et al. Petition to Deny at 18.  One must also remember that bundled discounts generally benefit consumers, who get more value for less money.  Carl Shapiro, “Exclusionary Conduct Testimony Before the Antitrust Modernization Commission” (Sept. 29, 2005), http://faculty.haas.berkeley.edu/shapiro/amcexclusion.pdf (“Multi-product discounts are generally pro-competitive.”).
437           Comcast-NBCUniversal Order ¶ 103.
438           The Commission also required Comcast to offer a 6 Mbps downstream Internet access service for $49.95 per month.  Id., App. A, § IV.D.  Comcast responded by rolling out its Performance Starter offering in just one month – the fastest Comcast has ever deployed a brand new service simultaneously throughout its footprint.
439           See id. at 107 n.276.

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Some commenters have made market share and market concentration calculations that assume Comcast and Time Warner compete with each other, but do not compete with DBS providers.  That is simply wrong.  DBS providers have been able to compete effectively, increasing their share of MVPD subscribers from 29% to 34% in the past decade alone.440

In sum, Commission and antitrust precedent and the record evidence make clear that DBS video offerings must be included in any relevant product market, and that bundled offerings are not a market themselves.

440           Rosston/Topper Reply Decl. ¶ 44.

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3.	“Homes Passed” Is Not a Relevant Metric for Any Service.

The assertion by Free Press and Netflix that the combined company will pass almost two-thirds of U.S. households is beside the point.441  The number of homes passed has no validity in the assessment of the potential for horizontal harms.  The Commission long ago rejected a homes passed measurement in the subscription video market as an appropriate test for assessing a cable company’s size or relative market power in favor of measuring share of actual MVPD subscribers.442  In an industry where companies compete for paying end user customers, customer share undoubtedly is a more accurate picture of a company’s position in the marketplace relative to its competitors.443  Likewise, the antitrust agencies do not focus on an MVPD’s or broadband provider’s reach but on its customer share.444  If “reach” were the appropriate measure of asserted market position, then the companies to be most concerned about would be DirecTV, Dish, and the national wireless broadband providers (AT&T, Verizon, and others) that have close to 100 percent reach.  Indeed, Netflix and other OVDs have the ability to reach nearly 100 percent of U.S. households.

441           Free Press Petition to Deny at 19; Netflix Petition to Deny at 9-10.
442           See Implementation of Section 11(c) of the Cable Television Consumer Protection and Competition Act of 1992; Horizontal Ownership Limits, Third Report and Order, 14 FCC Rcd. 19098 ¶¶ 20-25 (1999) (“While an operator may pass a large number of homes in its franchise area, the operator could have a low penetration rate in that area due to competition from other MVPDs or other factors, thereby rendering the number of homes passed an inaccurate indicator of the operator’s market power.”), rev’d on other grounds, Time Warner Entm’t Co. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001).
443           The FCC’s broadcast horizontal ownership test measures homes passed (reach) because that is a more accurate (or perhaps the only) measure that works in an industry that does not have paying end user customers but whose business model is predicated on reach for advertisers.
444           See Competitive Impact Statement, United States v. Comcast Corp., 1:11-cv-00106 (D.D.C. Jan. 18, 2011) (focusing on Comcast’s share of subscribers within various local franchise areas in describing Comcast’s share of local MVPD markets).

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But even if homes passed were a meaningful metric, it has no relevance to the Transaction, which will not reduce the number of competitive video, broadband, voice, or other service alternatives that are available to any home.445

B. No Horizontal Harms: The Transaction Presents No Threat of Horizontal Harm in Any Relevant Market.

Applicants have demonstrated that the Transaction presents no horizontal competitive concerns because neither TWC nor Charter currently constrains Comcast as a competitor or potential competitor in any relevant market.  This is true because each firm serves different geographic areas, and no commenter seriously disputes that fact.  Thus, no consumer will face a reduction in the number and quality of choices of services as a result of the Transaction, and the Transaction will not result in higher prices or lower quality.  To the contrary, as discussed above, the Transaction will generate substantial efficiencies and other consumer benefits.

It is, therefore, not surprising that none of the commenters’ arguments in opposition to the Transaction is based on any reduction in horizontal competition.  Instead, commenters have sought to conjure up theories and calculations designed to find some means of hypothesizing harm.  But those are not only unhinged from properly defined relevant markets, they are also unsustainable under any viable economic theory.  In the end, the Commission cannot find harm to competition on this record.

445           It is possible that both Comcast and TWC pass a de minimis number of homes.  See Comcast-TWC Public Interest Statement at 128 n.307.

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1.	No Harm to Broadband Services Competition

a.	National “Market” Share Figures Are a Red Herring.

As noted above, the retail broadband market is local, and Comcast and TWC (and Charter), all of which offer broadband service in discrete, non-overlapping local markets, do not compete and do not constrain one another’s retail broadband pricing.446  As Dr. Israel explains:

[C]ommenters have not advanced any direct evidence of a competitive constraint imposed by one of the merging parties on the other, or any indirect evidence of substitution between the merging parties on any dimension (either acting as sellers or buyers).  As such, there is no evidence for the standard horizontal theories of harm, in which constraints imposed by one merging party prevent the other from profitably taking an action unilaterally, or taking an action in coordination with other competitors, with this constraint relaxed due to the transaction.447

The Transaction thus clearly has no impact on the local retail broadband market:  no commenter has shown otherwise.

Instead, as noted above, various commenters have concocted an argument about the Transaction’s impact on the alleged national broadband “market,” arguing that it produces problematic share levels on a nationwide basis.  As just discussed, however, there is no relevant national market for broadband access.448  Therefore, commenters’ various calculations of combined national “market” shares are not relevant to analysis of the Transaction’s competitive effects – either as a matter of economic theory or in the real world.

446           Given that there are no harms to broadband service competition, the broadband-related conditions proposed by some parties are unwarranted.  City of New York Comments at 6-7; Los Angeles County et al. Petition to Deny at 25-26.
447           Israel Reply Decl. ¶ 37; see also Carlton Decl. ¶ 9.
448           See supra Section IV.A.1.a .

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Regardless, commenters’ calculations of Comcast’s post-transaction national share are significantly inflated – hardly a surprise given the ends-based approach of the analyses proffered.  Commenters such as Netflix, Cogent, Dish, Free Press, and Public Knowledge contend that Comcast’s post-transaction national share will approach 50 percent.449  As noted above, those figures are derived from various machinations designed to reduce the broadband denominator.  In fact, however, Comcast’s post-transaction share of the putative national “market” will be nowhere near that high, regardless of whether the figure is calculated based only on fixed broadband connections or, alternatively, on both fixed and wireless broadband connections.  Using the most recent Commission data and the Commission’s currently applicable definition of broadband service, Comcast’s post-transaction share of fixed broadband connections will be 35.5 percent, and if wireless broadband connections are considered, its share will be as low as 15.3 percent.450  Even if the denominator is arbitrarily limited to reflect only connections with download speeds of 10 Mbps or more, Comcast’s post-transaction share will be 40 percent of fixed connections and as low as 22.5 percent of fixed and wireless connections.451

These figures represent a decline from the shares calculated based on data from only six months earlier, reflecting the rapid growth in the speeds available over both fixed and wireless broadband connections.452  And that decline also demonstrates the degree to which any estimated share number would be, at best, a static snapshot of a market that is moving faster than the data can keep up with.

449           See, e.g., Netflix Petition to Deny at 9; Dish Petition to Deny at 39-40; Free Press Petition to Deny at 19; Public Knowledge et al. Petition to Deny at 12-13; Cogent Petition to Deny at 15 n.41 (“a reasonable approximation of Comcast’s share is greater than 40%”).
450           This figure is calculated from data in the Commission’s latest Internet Access Services Report as of June 2013 and from the Applicants’ corresponding Form 477 data.  A Comcast ex parte letter filed August 13 incorrectly said 15.5%; the correct number is 15.3%.  See Letter from Kathryn A. Zachem, Comcast, et al., to Marlene H. Dortch, Secretary, FCC, at 5, MB Docket No. 14-57 (June 27, 2014).
451           As previously noted, NTIA data suggest that the availability of competitive broadband services to consumers in a local market may be more spotty than census track data indicate.  However, because Applicants do not compete for broadband services in any local market, the Transaction will not affect consumer choices even at this more granular level.
452           A computation using the most recent data that was available in February 2014 yields a post-transaction nationwide share of 37.1% of fixed connections and 18.6% of fixed and wireless connections.  (These figures are lower than post-transaction share figures actually calculated at the time, which assumed that 3.0 million subscribers would be divested, rather than the approximately 3.9 million subscribers that actually will be divested.)  If the 10 Mbps speed threshold is used to calculate Comcast’s share post-transaction using the older data (and based on divestiture of 3.9 million subscribers), the post-transaction figures are 43.3% (fixed only) and 37.1% (fixed and wireless).

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And, as noted, switching to the 25 Mbps standard that some commenters have proposed would mostly define TWC out of the broadband business entirely and thus virtually eliminate any alleged increase in national “market” share from the Transaction about which these commenters complain, i.e., the combined company’s share of the national broadband “market” would increase by less than one percent.453  In other words, the Transaction would have only a de minimis impact on Comcast’s “national share,” rendering this argument non-transaction specific.

The bottom line remains that those numbers – which have consumed the press and which feature repeatedly in commenters’ critiques of the Transaction –  have no meaning.  National broadband “market” share calculations are not relevant, because the relevant market for residential high-speed Internet access service is local.

b.	There Will Be No Anticompetitive Concentration of Internet Backbone Services.

No commenter suggests that the combination of Comcast and TWC’s backbone network facilities itself creates any horizontal concerns.454  Commenters appear to recognize that the Internet backbone marketplace will remain highly competitive after TWC’s limited backbone facilities are combined with Comcast’s backbone.455  Indeed, the Commission found in the Global Crossing-Level 3 transaction just three years ago that “there may be as many as 38 providers that sell transit or offer peering on a nationwide basis.”456  And in part because of this intense competition and the proliferation of different transit options offered, transit prices have dropped by over 99 percent since 1998 on a cost-per-megabit basis.457  For the foregoing reasons, the Transaction will not create any horizontal harms in the broadband market.  As Dr. Carlton observes:

453           Israel Reply Decl. ¶¶ 6, 27-35 (noting, among other things, that TWC currently has fewer than one million broadband subscribers today with speeds at 25 Mbps or higher while Comcast has more than 12 million such customers).  With a broadband definition set at 25 Mbps, Comcast’s share without mobile broadband increases only slightly from 54.2% to 54.9% post-Transaction, and increases only from 41.7% to 42.3% with mobile broadband included).  Netflix’s claim that Dr. Israel presents unreliable data about national broadband shares is ironic, given that Netflix itself cannot decide what the proper universe of broadband subscribers should be.  See Netflix Petition to Deny at 19.  In Dr. Evans’ Table 7, the total number of broadband subscribers is presented as {{ }} million.  Yet, in Netflix’s Petition to Deny, at 82 n.278, what is presented as Table 7 from Dr. Evans’ Declaration provides a dramatically different picture, with a total universe of broadband subscribers of {{ }} million.  Netflix offers no explanation for this disparity of more than 20 million customers between its own two contemporaneous portrayals of the same marketplace.
454           Though Netflix does not allege any anticompetitive concentration of Comcast and TWC’s backbone services, it references the DOJ’s WorldCom/Sprint complaint (from 14 years ago) and the Commission’s analysis in Verizon/MCI (from nine years ago) to imply that the Transaction poses harms to the Internet backbone market.  Netflix Petition to Deny at 61 n.226, 79 n.267.  Those references are inapposite because the Commission just three years ago left no doubt that the Internet backbone market is highly competitive and that this competition provides sufficient protection from alleged potential harms.  Global Crossing-Level 3 Order ¶¶ 25-29.
455           Cogent emphasizes that, in AT&T-MediaOne, the DOJ was concerned with the horizontal concentration of “caching” services provided to edge providers, Cogent Petition to Deny at 16, but this does not suggest any anticompetitive concern with this Transaction.  The DOJ noted that caching “stores a content provider’s content at various locations throughout the country, closer to end users, thereby improving speed and performance,” and it believed that content providers needed caching services from Excite@Home and Roadrunner to ensure efficient distribution of their content.  Am. Compl. ¶¶ 27-29, United States v. AT&T Corp., No. 1:00-cv-01176 (D.D.C. Sept. 27, 2000).  In contrast to the situation of 14 years ago, today there is a robustly competitive field of third-party CDNs and other providers that offer caching services to content providers, and no commenter claims that the Transaction would anticompetitively reduce content providers’ choice of caching service providers.
456           Global Crossing-Level 3 Order ¶ 29.
457	See Declaration of Kevin McElearney (“McElearney Decl.”) ¶ 3, attached as Exhibit 4.

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Because the market areas of Comcast and Time Warner do not overlap, the proposed [T]ransaction raises none of the traditional horizontal concerns from mergers in which competitors merge and gain greater pricing over consumers who are faced with elimination of one of their sources of supply.458

2.	No Harm to Video Programming

a.	Comcast’s Increased Scale as a Buyer of Programming Will Not Give Rise to Any Competitive Harm.

Although a predictable group of parties raise predictable concerns about Comcast’s post-transaction power as a buyer of programming, none of their arguments is persuasive.  Some of these parties have raised these exact same arguments in every substantial cable transaction since the last century.  Most of the program buying arguments come from parties who expressly admit their own self-interested agendas, via explicit demands for carriage conditions designed to force Comcast to buy their programming, on their terms, or gain some non-market-based negotiation advantage.

458	Carlton Decl. ¶ 9.

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The degree to which the requests are self-serving in this instance are perhaps most starkly illustrated by the fact that soon after the Transaction was announced, many of these very programmers and several others lodged new and extravagant carriage demands directly to Comcast – demands to prematurely renegotiate existing contracts to provide more carriage and/or higher fees (even when long-term affiliation agreements remain in place), to launch channels that do not even exist or that no distributor has launched, to increase distribution of channels, to increase license fees, and the like.  Just counting the reasonably quantifiable carriage demands, contract negotiations, licensing fees, and other “asks” proposed in connection with the Transaction, the demands would cost Comcast upwards of $5 billion above any reasonable projection of its programming costs over the next few years – and could result in per-customer rate increases above $4 per month.  Many of these asks came with a very specific quid pro quo:  if Comcast were willing to grant the request, the programmer might support the deal or stay silent; if Comcast refused, the programmer would oppose the deal or at least make negative comments.  Now, many of these disappointed programmers are before the Commission, seeking often the very same windfalls as part of the formal process.  The Commission should forcefully reject these extortionate, anti-consumer efforts, which clearly have nothing to do with the public interest, given so many programmers’ willingness to abandon their requests if their individual contractual demands were met.

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Even those arguments that are dressed up in more intellectual terms are ultimately no more compelling, as they rely on theories that the courts have rejected expressly and that cannot be squared with marketplace realities or economic theory.  Tellingly, only three parties presenting program buying concerns (WGAW, ACA, and Entravision) even attempt to buttress their claims with economic analysis, but their economists’ reports do not withstand scrutiny and are thoroughly rebutted by Drs. Rosston and Topper.

i.	The Transaction Will Not Give Comcast Horizontal Market Power in Purchasing Programming, or Change the Demand for, or Supply of, Programming.

Monopsony Claims.  Multiple commenters use the word “monopsony” to describe the harms they allege will follow from Comcast’s addition of approximately seven million more subscribers after the Transaction.459  But “monopsony” power is not a relevant concept here.  It is sometimes used to describe a situation where a buyer possesses “too much” power and is able to drive the price of products below a competitive level, thereby reducing output.460  There is no basis in economics, Commission and judicial precedent, or current marketplace realities to conclude that the combined company will possess such power.

First, Comcast, TWC, and Charter do not compete today for programming, notwithstanding the unsubstantiated and inaccurate assertion made by WGAW’s economist, Dr. William Comanor.461  Notably, the Merger Guidelines are concerned about monopsony power where “the merger of competing buyers is likely to lessen competition in a manner harmful to sellers.” 462  But selling to TWC or Charter today does not preclude selling to Comcast, each of which serves distinct areas, so Comcast’s acquisition of former TWC and Charter systems will not result in the purchase of fewer total inputs.  Post-transaction, former TWC and Charter customers who become Comcast customers will continue to receive AMC, Discovery, ESPN, FX, TNT, and hundreds of other channels, just like they do today.

459           See, e.g., RCN et al. Petition to Deny at 19-23; Hawaiian Telcom Comments at 12-15; Entravision Comments at 12; WGAW et al. Petition to Deny at 25; see also Common Cause Comments at 3.
460           See Rosston/Topper Reply Decl. ¶ 51.
461           WGAW et al. Petition to Deny, Comanor Test. at 5.
462           U.S. Department of Justice & Federal Trade Commission, Horizontal Merger Guidelines § 12 (2010) (emphasis added).

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Second, the monopsony theory relied on by Dr. Comanor requires suppliers to have increased marginal costs of selling to other buyers.  As Drs. Rosston and Topper explain, programmers have virtually no marginal costs selling to Comcast, TWC, and Charter today.  Thus, the combined company cannot reduce the supplier’s price by buying less programming than Comcast, TWC, and Charter would buy individually.463

Third, even assuming arguendo that there is still some monopsony power concern with the combination of buyers that do not compete to serve customers, that concern does not apply here, because content providers cannot currently play Comcast and TWC off one another in their negotiations with the two.  As Drs. Rosston and Topper explain:

Consider, for example, a TWC customer in Los Angeles whom a content provider would like to reach.  Even prior to the transaction, the content provider could not urge TWC to accept its terms to carry its network in order to serve and retain the customer based on any competitive threat of carriage by Comcast because Comcast could not serve that customer.  TWC’s programming purchases do not affect the content provider’s opportunity cost of selling the same exact programming to Comcast and vice versa.  This implies that the combination of Comcast and TWC will not change the content provider’s negotiating position.464

Finally, and critically, the combined company will be one of many buyers of video programming, which also include satellite providers, telcos, other MSOs, and, increasingly, OVDs.  The D.C. Circuit has twice concluded – in eras when there was far less competition among MVPDs (and OVDs had yet to emerge) – that there is no basis to find that a single cable operator at that ownership level presents any competitive threat to programmers.465  As the D.C. Circuit found in 2009, “[c]able operators . . . no longer have the bottleneck power over programming that concerned the Congress in 1992.”466  And, on two prior occasions, when the MVPD market was considerably less competitive than it is today, the Commission approved transactions that took Comcast to approximately the same share of the MVPD marketplace as the current Transaction will – in the AT&T Broadband (2002) and Adelphia (2006) transactions.

463           See Rosston/Topper Reply Decl. ¶¶ 51-52.
464           Id. ¶ 52.
465           See Comcast Corp. v. FCC, 579 F.3d at 8; see also Time Warner Entm’t Co. v. FCC, 240 F.3d 1126, 1136 (D.C. Cir. 2001).
466           See Comcast Corp. v. FCC, 579 F.3d at 8.

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Today’s marketplace realities confirm the wisdom of those decisions and demonstrate that there can be no question of Comcast dominating the market for buying programming.  Simply put, the programming marketplace is very healthy and expanding, as it has been since the D.C. Circuit first rejected the Commission’s horizontal ownership cap in 2001.  Retransmission consent fees have increased, as have the fees that MVPDs pay to cable programming networks, and advertising revenues are rebounding.  And the recent explosion in distribution platforms brought about by the emergence of online video has led to new distribution opportunities for programmers.

Netflix alone is reportedly spending between $3 and $4 billion this year on content – much of that to obtain exclusive windows of broadcast and cable network programming.  OVDs have not only created new platforms and windows for programming traditionally sold first to MVPDs, but they have also spurred the development of new programming.467  Amazon, Hulu, and Netflix have created dozens of new programming series between them.468  YouTube has invested heavily in launching channels with professional content.469  As the CEO of Rabbit TV recently described, not only are “diginets . . . who are looking for distribution” very interested in OTT distribution on the Rabbit TV platform, but Rabbit TV is “add[ing] our own channels where people are coming to us who are content creators – people who want to do the Beer Channel or the Quilter’s Channel. . . .  [O]ne aspect of our business is going in at midtier channel development and interestingly enough, between the diginets and that, we’re seeing a lot [of] movement from people that have niche channels that they are trying to develop.”470  Nothing about the Transaction impairs these marketplace dynamics, and Comcast’s planned upgrades to the acquired systems – both on the video and broadband side – are likely to facilitate them.471

467           Samantha Bookman, A Closer Look at the Billions of Dollars Netflix, Amazon and Hulu Are Spending on Original Content, Fierce Online Video, June 4, 2014, http://www.fierceonlinevideo.com/special-reports/closer-look-billions-dollars-netflix-amazon-and-hulu-are-spending-original.  Comcast just signed a deal to pay $2 million per episode for the exclusive online rights to syndicated distribution of The Blacklist.
468           See, e.g., Joan Solsman, Amazon Renews ‘Alpha House,’ Picks Up 6 Series, CNET, Mar. 31, 2014, http://www.cnet.com/news/amazon-renews-alpha-house-picks-up-6-new-series/; Meredith Blake, Hulu Expands Original Content, Boasts 6 Million Hulu Plus Subscribers, L.A. Times, Apr. 30, 2014, available at http://www.latimes.com/entertainment/tv/showtracker/la-et-st-hulu-upfront-originals-6-million-hulu-plus-subscribers-20140430-story.html; Lacey Rose, Netflix’s Original Content VP on Development Plans, Pilots, Late-Night and Rival HBO (Q&A), The Hollywood Reporter, June 18, 2014, available at http://www.hollywoodreporter.com/news/netflixsoriginal-content-vp-development-712293.
469           See A War To Watch: YouTube Takes On Television, NPR, Jan. 12, 2012, http://www.npr.org/2012/01/12/145099987/a-war-to-watch-youtube-takes-on-television.
470           Sarah Barry James, Rabbit TV Ready to Pay Retrans, Take OTT World by Storm, SNL Kagan, Aug. 25, 2014.
471           Nor is there any merit to Entravision’s claim that Comcast will be able to exercise monopsony power over Hispanic programming.  Entravision’s economist, Dr. John Kwoka, submits a table of the top 20 DMAs with significant Hispanic households and claims that Comcast “will control fully 39.2 percent (on a weighted average basis) of subscribers in these DMAs that account for a large percentage of all Hispanic viewers throughout the country.”  Entravision Comments, Kwoka Decl. at 14-15.  As an initial matter, this calculation based on selective data bears no resemblance to national share calculations.  Moreover, even if the combined company will serve more than 30 percent of US Hispanic MVPD households (a claim Dr. Kwoka does not make), there is no reason to conclude that the Commission’s horizontal ownership analysis (which was flawed on its own terms) can or should be applied on a population segment basis.  In any event, as Drs. Rosston and Topper explain, national Hispanic cable networks appear to be viable with only a few million subscribers – well below the Commission’s own flawed old viability threshold of 19 million.  Rosston/Topper Reply Decl. ¶¶ 63-66.  There is no basis to conclude that the combined company could unilaterally drive a national Hispanic cable network from the market.  And Dr. Kwoka’s analysis does not take into account the fact that much Hispanic programming is broadcast over the air.

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Failing to show as a matter of economics that Comcast will gain monopsony buying power post-transaction, WGAW and Dr. Comanor resort to the assertion that Comcast already exercises monopsony power – and try to show this with evidence that purportedly demonstrates that Comcast carries fewer programming networks than other MVPDs, ultimately harming programming producers.  In their view, this shows that Comcast has already managed to force programmers to break their bundles and sell fewer channels to Comcast – a trend that they assert would spread to the TWC markets post-transaction.472

This contention is simply not true.  Leaving aside all the theoretical flaws and the mischaracterization of Commission data,473 the plain fact is that, as Drs. Rosston and Topper conclusively demonstrate, Comcast carries more programming networks (including more independent networks) than TWC and other cable companies.  Analyzing Rovi channel lineup data on a headend basis across MSOs, Drs. Rosston and Topper find that, among national cable networks tracked by SNL Kagan, Comcast carries 110 networks unaffiliated with NBCUniversal on average per headend, and 148 on any headend.  Moreover, Comcast carries 38 independent networks tracked by SNL Kagan on average per headend, and 74 independent networks per headend.474  These numbers are all higher than any other MSO – hardly the hallmark of a monopsonist.475  Even applying Dr. Comanor’s simple channel count methodology to current data shows Comcast carries more channels than most other major MVPDs.476  In fact, Comcast’s medium-tier package is closest to Verizon’s in terms of total channel counts, and is slightly less expensive at that.477

472           WGAW et al. Petition to Deny, Comanor Test. at 17-18; see also Independent Film and Television Alliance (“IFTA”) Comments at 7.
473           In arguing that Comcast has reduced “quantity” as predicted by a traditional monopsony model, Dr. Comanor wrongfully measures quantity solely as the number of channels carried on medium-tier packages offered by Comcast and other wireline distributors.  Mere channel counts are an improper measure of an MVPD’s output and fail to consider, among other factors, channel quality and the likelihood of pro-consumer efficiency tradeoffs, such as carrying fewer networks to devote more limited bandwidth to broadband or HD channels.  Furthermore Dr. Comanor’s data do not take into account the fact that, according to the 2013 Video Competition Report he cites, Comcast offers a medium-tier package at a price significantly lower than TWC, Cox, Charter, Verizon and AT&T.  See Rosston/Topper Reply Decl. ¶¶ 58-61.
474           Id. ¶ 86 & tbl.III.B.1.
475           The difference between this figure and the 160 independent cable network figure provided elsewhere herein is that Drs. Rosston and Topper limited their universe to networks tracked by SNL Kagan (which does not include many smaller networks reflected in Comcast’s own survey of its channel lineups).
476           Rosston/Topper Reply Decl. ¶ 62.
477           Id.

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Post-transaction, the combined company will face the same tremendous competitive pressures from MVPD and OVD rivals that Comcast, TWC, and Charter do today, and Comcast will need to continue to deliver high-quality programming to its customers.  In other words, if current history is any guide, there is no reason to believe that Comcast, post-transaction, would suddenly be inclined to buy less programming, to the detriment of programming producers.478

Bargaining Power Claims. Other commenters have focused on bargaining power rather than monopsony power, e.g., the enhanced ability to negotiate lower programming prices, or better terms, without necessarily diminishing programming output.479  Conceptually, this is at least a relevant argument, but as Drs. Rosston and Topper show, the Transaction is unlikely to affect the relative bargaining position of Comcast and content companies in any material fashion:  “Comcast’s larger size raises the stakes for both sides, but there is no gain of relative leverage for either side.  And because content providers have a large open field to sell their programming, Comcast will not gain leverage through any bottleneck power in program buying.”480

478           Indeed, as noted, Comcast’s share of the MVPD market after the Transaction will be approximately the same as it was after the AT&T Broadband (2002) and Adelphia (2006) transactions, and below the Commission’s prior 30 percent cap.  There certainly is no evidence that, at that size, Comcast began to buy less programming – or that its carriage decisions somehow depressed the overall programming supply.  Thus, while WGAW acknowledges that the programming industry is experiencing a Golden Age, see WGAW et al. Petition to Deny at 29, it does not address the fact that the plethora of high-quality programming available on cable television today (including an explosion of scripted programs across numerous networks) has not been impaired in any way by Comcast’s size over the past twelve years.  To the contrary, as a result of Comcast’s investments in video and network and substantial upgrades to the AT&T Broadband and Adelphia systems, Comcast has helped facilitate that Golden Age by carrying not only more networks generally, but more diverse and independent programming;  more diverse sources of news programming; more Spanish-language and Latino programming; more multicultural and ethnic programming; more live sports programming; and more HD programming.  If anything, Comcast’s planned upgrades to the acquired systems will once again unlock new opportunities for programmers.
479           See, e.g., ACA Comments at 24-25; AAI Comments at 20-21; CFA et al. Petition to Deny at 18-20; Dish Petition to Deny at 85-87; Entravision Comments at 11-12; Hargray Comments at 4.
480           Rosston/Topper Decl. ¶¶ 190-192; see also Rosston/Topper Reply Decl. ¶ 53.

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Some commenters wrongly assert that the modest programming cost savings that Comcast initially projected demonstrates that Comcast already exercises significant buyer power and will increase its bargaining power as a result of the Transaction.481  But these commenters miss three key facts.  First, the programming costs savings over a three-year period that Comcast preliminarily estimated are very small, especially relative to the companies’ large programming budgets.482  Second, even if one were to ignore other ways in which this modest level of cost savings could be achieved – i.e., by ascribing it all to contract price differentials between Comcast and TWC, instead of to other potential differences in the companies’ programming cost profile – then, as Dr. Israel shows, this still implies that the “difference in average affiliate fee rates between Comcast and TWC is very small on a per customer per month per network basis.”483  As Drs. Rosston and Topper explain, TWC already qualifies as a large MVPD, and so it is not surprising that its rates are generally comparable to those of a larger MVPD.484  Third, and perhaps most important, Comcast did not predict any additional savings – that is, no incremental discounts from programmers due to enhanced bargaining leverage – from the Transaction.

481           See, e.g., AAI Comments at 20-21; ACA Comments at 24-25; CenturyLink Comments at 13-15; Cincinnati Bell Extended Territories LLC (“CBET”) Comments at 7-8; Cogent Petition to Deny at 60-66; Dish Petition to Deny at 83-85; Entravision Comments at 9; Frontier Communications Corp. (“Frontier”) Petition to Deny at 7-8; Hargray Comments at 4; Hawaiian Telcom Comments at 12-15; IFTA Comments at 3-4; ITTA Petition to Deny at 11-12; NTCA-The Rural Broadband Association (“NTCA”) Petition to Deny at 7-8; Public Knowledge et al. Petition to Deny at 40-41; RCN et al. Petition to Deny at 19-22; Sinclair Petition to Deny at 2-3; Public Knowledge et al. Petition to Deny at 6; Tennis Channel Comments at 13-15; WGAW et al. Petition to Deny at 35-37.
482           See Rosston/Topper Reply Decl. ¶ 55.
483           See Israel Reply Decl. ¶ 158.
484           See Rosston/Topper Reply Decl. ¶ 56.

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For these reasons, comparisons to the relative cost savings that AT&T projects it will enjoy when combining with DirecTV, to which some commenters point,485 are largely inapt.  By acquiring DirecTV, AT&T will be increasing its subscriber total by more than 300 percent (i.e., going from approximately six million to approximately 26 million subscribers – just slightly smaller than Comcast will be).486  In contrast, Comcast’s post-transaction subscriber total will increase by approximately 32 percent (i.e., going from approximately 22 million to approximately 29 million subscribers).  Notably, AT&T too does not predict any additional favorable pricing beyond what DirecTV already enjoys, as it has recently reaffirmed,487 which supports rather than undermines the conclusion that an already large MVPD (like Comcast or DirecTV) is unlikely to gain any significant bargaining power by getting somewhat larger – illustrating simply the law of diminishing returns.

As Drs. Rosston and Topper’s and Dr. Israel’s analyses show, the relative size differences between Comcast and TWC do not matter much in terms of ability to achieve favorable pricing.488  There may well be differences between smaller MVPDs and MVPDs the size of TWC, DirecTV, or Comcast, but major price differentials appear to be flattening out with the industry moving to more standard pricing.  And this makes sense.  In today’s highly competitive MVPD market, where switching is increasingly easy, it would not be advisable for a programmer to create too much differential between one MVPD’s prices and another’s in the same market, since that could drive subscribers to switch to the MVPD with lower wholesale pricing (and result in less revenue for the programmer), all else being equal.489

485           See CenturyLink Comments at 13-17; IFTA Comments at 3-4; Frontier Petition to Deny at 4.
486           Applications of AT&T Inc. and DirecTV for Consent to Assign or Transfer Control of Licenses and Authorizations MB Docket No. 14-90, at 13.
487           Remarks of John Stankey, Group President and Chief Strategy Officer, AT&T Inc., Bank of America Merrill Lynch Media, Communications and Entertainment Conference (Sept. 16, 2014), (“And that savings that we get in normalizing that 6 million subscriber base, re-rating those customers to a content structure that DirecTV has already achieved on their base, nothing more than that, it is just the 6 million AT&T subscribers re-rating them to the DirecTV base.”) (emphasis added).
488           Rosston/Topper Reply Decl. ¶ 56.
489           Id.  Thus, there is no basis to claims that small MVPDs (and in particular, small rural MVPDs) are at a particular disadvantage with respect to programming costs and are uniquely vulnerable to competitive harm.  See, e.g., Horry Telephone Cooperative Comments at 9-10; ACA Comments at 21-23; CenturyLink Comments at 17-19; COMPTEL Petition to Deny at 28-29; ITTA Petition to Deny at 11-12.  To the extent these parties claim they face other competitive disadvantages as compared to larger MVPDs, these issues are not transaction-related and should not be considered in this proceeding.  Moreover, the merits of such claims (or, more precisely, the lack thereof) have been fully ventilated in still-pending, industry-wide proceedings.  See., e.g., Revision of the Commission’s Program Access Rules, Notice of Proposed Rulemaking, 27 FCC Rcd. 3413 (2012).

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WGAW’s expert, Dr. Comanor, asserts that programmers are worried about their leverage relative to distributors.490  It is natural to worry about maintaining and growing one’s revenue in any dynamic marketplace, but there is abundant evidence that programmers have gained and are continuing to gain bargaining leverage vis-à-vis MVPDs.  As Professor Larry Downes observes:  “For the most popular produced content, MVPDs have little leverage but to accept the terms offered.  And while the FCC finds that overall the average price per channel has declined, the number of channels continues to expand, on average from 44 to 150 since 1995.”491  Comcast’s programming costs have risen by more than 10 percent annually, on average, over the past 10 years, while Comcast’s consumer pricing has increased at about half that rate.492  The CBS-TWC, Fox-Cablevision, and Disney-Dish disputes all showed fairly clearly which side appears to have the upper hand in negotiations.493  And Les Moonves, President and CEO of CBS, recently affirmed a bullish view of programmers’ bargaining position:  “Nobody can exist without the CBS content on their air.  Yes, Comcast is going to get bigger.  AT&T is going to get bigger.  We’re going to have to negotiate with both of them.  They can’t live without our content.  They can’t live without the NFL, they can’t live without The Big Bang Theory, they can’t live without NCIS.”494

490           WGAW et al. Petition to Deny, Comanor Test. at 16-17.
491           Larry Downes Comments at 7.
492           See Oversight Hearing on Competition in the Video and Broadband Markets: The Proposed Merger of Comcast and Time Warner Cable: Hearing Before the H. Comm. on the Judiciary, Subcommittee on Regulatory Reform, Commercial and Antitrust Law, 113th Cong. (May 8, 2014) (Testimony of David L. Cohen, Executive Vice President, Comcast, at 3124-3129).
493           See, e.g., Alex Sherman, Dish Extends Disney Deadline to Avoid ESPN, ABC Blackout, Bloomberg, Oct. 1, 2013, http://www.bloomberg.com/news/2013-10-01/dish-reaches-extension-with-disney-avoiding-espn-abc-blackout.html; Bill Carter, CBS Returns, Triumphant, to Cable Box, N.Y. Times, Sept. 2, 2013, http://www.nytimes.com/2013/09/03/business/media/cbs-and-time-warner-cable-end-contract-dispute.html (“The outcome underscored the leverage that the owners of important television content . . . retain over distributors like cable systems. . . .  Mr. Bank said that, if anything, the deal may make it easier for networks to press cable and other distributors like satellite systems to squeeze out more favorable fees.”); David Lieberman, NO DEAL! CBS And Showtime Go Dark on Time Warner Cable, Deadline, Aug. 2, 2013, http://deadline.com/2013/08/no-deal-cbs-goes-dark-on-time-warner-cable-555649/ (“TWC says ‘CBS has refused to have a productive discussion.  It’s become clear that no matter how much time we give them, they’re not willing to come to reasonable terms.’”); Brian Stelter & Bill Carter, Fox-Cablevision Dispute May Obstruct Customers’ View of World Series, N.Y. Times, Oct. 24, 2010, http://www.nytimes.com/2010/10/25/business/media/25cable.html (“Cablevision . . . blamed News Corporation for trying to ‘extort unreasonable and unfair fee increases.’”).
494           Interview by David Farber, CNBC, with Les Moonves, President & CEO, CBS Corp. on “Closing Bell” (Sept. 10, 2014), available at http://www.cnbc.com/id/101989964#.

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Supposed Threat to “Independent Voices.” Some commenters, including TheBlaze, Entravision, Tennis Channel, Veria Living, and others,495 suggest that the Transaction will in particular threaten “independent voices” (to use Discovery Communications’ term, in a letter filed after the August 25 comment date).496  But as noted above, Comcast carries over 160 truly independent networks under the Commission’s own definition, including many small, diverse, and international ones, and six of every seven networks carried by Comcast are unaffiliated with the company.  It is indisputable that Comcast has launched or expanded the carriage of over 120 independent networks since 2011.497

495           See TheBlaze Comments at 18-21; Entravision Comments at 2-3, 9-10; Tennis Channel Comments at 12-17; Veria Living Comments at 1-2; see also Parents Television Council et al. Comments at 5; AAI Comments at 16-19.
496           Discovery’s concerns were conveyed in the form of a September 4 ex parte letter disclosing a September 3 meeting with the Transaction Team.  See Letter from Catherine Carroll, VP – Public Policy & Corporate/Government Affairs, Discovery Communications, to Marlene H. Dortch, Secretary, FCC, at 1 (Sept. 4. 2014).
497           See Response to Request No. 31 (listing the networks launched since January 2011); At a Tipping Point:  Consumer Choice, Consolidation and the Future Video Marketplace:  Hearing Before the S. Comm. on Commerce, Science & Transp., Draft Tr. 60:2-21 (July 16, 2014) (Testimony of David L. Cohen, Executive Vice President, Comcast Corp.).

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Other commenters voice concern about the combined company’s increased presence in markets serving African-American and Hispanic populations, claiming that Comcast will be “the only significant cable outlet in approximately 98 percent of all African-American communities in the country.”498  As detailed above in Section III.F.2, Comcast has served these populations extremely well to date, and welcomes the opportunity that the Transaction provides through added scale and increased geographic rationalization to serve them even more effectively.  But there is no transaction-specific harm with Comcast increasing its presence in diverse communities.  Two of Comcast’s major video rivals, DirecTV and Dish Network, will continue to serve virtually 100 percent of these populations, and Verizon and AT&T (especially if combined with DirecTV) will serve very significant portions as well.  These and other MVPDs will impose substantial pressure on the combined company to compete vigorously for diverse customers’ loyalty.

498           My Christian TV, Eden, Inc. (“My Christian TV”) Petition to Deny at 1.  This 98% calculation is not remotely reliable.  Notably, Comcast has never served several markets with significant African-American populations such as St. Louis, Cleveland, and New Orleans, among many others, and after the Transaction, will no longer serve Detroit.  Similarly, NHMC claims that Comcast will serve “up to 90 percent of Latino pay television subscribers.”  NHMC Comments at 3.  That too is overstated – Comcast estimates that after the Transaction, it will serve markets that include approximately 78 percent of the country’s Hispanic households (not counting Puerto Rico in the denominator), though of course many of those households will not be Comcast customers; see also discussion supra note 472.

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It is particularly ironic that Discovery has appointed itself to the role of tribune for “independent voices,” given its decidedly non-independent marketplace position as “The #1 Pay-TV Programmer in the World”499 and its longstanding affiliation with significant cable industry players including the Miron family and Dr. John Malone.500  Indeed, the letterhead on which Discovery filed its September 4 ex parte letter features icons of 47 distinct Discovery programming networks or Internet assets, and Discovery’s market capitalization at over $25 billion – growing by almost $10 billion in the last three years alone – hardly reflects that of an entity that is not enjoying programmers’ ascendant bargaining position.501  It is precisely that leverage – enhanced by the regulatory gamesmanship opportunities presented by the Transaction – that Discovery has brought to bear when it has repeatedly demanded in private that Comcast {{ }} – demands to which, Discovery warned, Comcast must acquiesce as the price for Discovery’s non-opposition to the Transaction.  And Discovery’s repeated public forecasts that the Transaction review will still be ongoing in the Summer of 2015502 are no doubt influenced by the fact that, although Discovery’s carriage agreements with Comcast {{ }}.  Discovery also has sought, in these private sessions, to pressure Comcast to agree to void Comcast’s contractual right {{ }} – which, if accepted by (or forced upon) Comcast, would frustrate Comcast’s ability to make rational decisions that are designed to best serve its customers rather than line Discovery’s pockets.

499           Discovery Communications, Discovery, http://corporate.discovery.com/ (last visited Sept. 17, 2014).
500           Robert Miron is the Chairman of Discovery’s board; and other board members include Dr. John Malone and Steven Miron.  Discovery Communications, Discovery, http://corporate.discovery.com/leadership/ (last visited Sept. 17, 2014).
501           See SNL Kagan, Discovery Communications Company Profile (2014).
502           See Remarks of Andy Warren, CFO & Senior EVP, Discovery Communications, Inc., Bank of America Merrill Lynch Media, Communications and Entertainment Conference, Beverly Hills, CA (Sept. 16, 2014); Remarks of David Zaslav, President & CEO, Discovery Communications, Inc., Goldman Sachs Communacopia Conference, New York, NY (Sept. 10, 2014).

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Notably, in comments filed just over two years ago in which Discovery sought to downplay its multiple ties to the cable industry as any basis for heightened regulatory concern (and rightly so), Discovery warned against precisely what it is advocating for here, namely, “unwarranted . . . intrusion[s] into the program carriage marketplace.”  Indeed, in the same comments, Discovery approvingly noted that “[t]he Commission should be wary of adopting additional unnecessary regulations because they will increase the likelihood of illegitimate litigation, inevitably distort marketplace negotiations, massively increase costs and burdens, and interfere with the editorial discretion of MVPDs.”503  These comments aptly highlight the self-serving nature of Discovery’s recent change of heart.  Yet Discovery still cannot keep its story straight, telling the Commission a few weeks ago about Comcast’s “enhanced position to impose price, terms, and conditions on programmers that are overly favorable to MVPDs”504 – while telling investors just last week that Discovery has had “a lot of good and very healthy discussions with Comcast”; indeed, Discovery’s CFO allowed that Comcast is “obviously a hugely important distributor for us and I know that we’re a very, very important content provider for them.  We’re very optimistic that something will come out of it that makes sense for both parties.”505  The “it” here, of course, should be private negotiations conducted between parties in search of marketplace agreements – not cynical and opportunistic use of the Commission’s resources in an effort to leverage a better deal.

503           Discovery Reply Comments, MB Docket Nos. 11-131 & 07-42 at 3 n.2 (citing and quoting Comments of Comcast).
504           Discovery Letter at 1.  Discovery’s other menu of concerns about a post-Transaction Comcast – about MFNs, device and equipment issues, and advertising advantages – while they may all be important points for Discovery’s negotiations with Comcast, are equally meritless as transaction-specific policy issues, for reasons explained more fully below.  See discussions infra Sections IV.B.2.a.iii (MFN discussion), IV.B.4 (device and equipment discussion), IV.D (advertising discussion).
505           Remarks of Andy Warren, CFO & Senior EVP, Discovery, Bank of America Merrill Lynch Media, Communications and Entertainment Conference, Beverly Hills, CA, Tr. at 10 (Sept. 16, 2014).

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Discovery’s and others programmers’ publicly voiced concerns on this docket ring especially hollow when it is undisputed that programming costs are the single greatest cost-driver for MVPD service, and Comcast at its current size has been far from immune from this trend.506  But if Comcast were able to obtain slightly more favorable pricing or carriage terms from programmers relative to what Comcast and TWC each could do separately, this would enhance consumer welfare, contrary to what certain commenters claim.507 As Drs. Rosston and Topper explain:  “[B]asic economics teaches that changes in marginal cost will be passed on in full or in part to consumers, even for a monopolist (which Comcast is not).”508

Indeed, it is hard to see the public interest harm that some commenters like RCN seek to draw from the claim that Comcast might achieve lower programming prices and thus discount its rates to consumers.509  To the contrary:  in the unlikely event that the Transaction leads to a material dent in the pace of increase of Comcast’s programming costs, slowing or moderating the pace of increase of Comcast’s retail pricing would be an unequivocal consumer benefit.

506           See discussion infra Section V.B (noting that between 2004 and 2013, Comcast’s programming costs rose 120 percent, five times the rate of inflation, but that Comcast’s prices to customers during this same period rose at about half that rate).
507           See, e.g., RCN et al. Petition to Deny at 22.  There is no credible claim that Comcast will engage in predatory pricing (classically defined as discounting below cost) in order to drive a competitor from the market – a strategy that, in any event, is illegal and that the Supreme Court has found would be highly unlikely to succeed.  See, e.g., Brooke Group Ltd. v. Brown & Williamson Tobacco Corp., 509 U.S. 209, 227 (1993) (“remark[ing] upon the general implausibility of predatory pricing”); Matsushita Elec. Indus. Co., Ltd. v. Zenith Radio Corp., 475 U.S. 574, 588-90 (1986) (“[a] predatory pricing conspiracy is by nature speculative. . . .  For this reason, there is consensus among commentators that predatory pricing schemes are rarely tried, and even more rarely successful. . . .  These observations apply even to predatory pricing by a single firm seeking monopoly power.”) (emphasis in original).
508           Rosston/Topper Reply Decl. ¶ 70.  And no MVPD in today’s marketplace is a monopolist.
509           See, e.g., RCN et al. Petition to Deny at 22; ACA Comments at 21-22; CenturyLink Comments at 21-23; Frontier Petition to Deny at 3; Hawaiian Telcom Comments at 12-15.

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Finally, some commenters advance the theory that any enhanced ability Comcast may have to secure lower prices from programmers will result in other MVPDs, ranging in size from Dish to Grande Communications, having to pay higher prices, as programmers seek to make up the loss.510  This argument defies logic, and it evaporates upon inspection.

As Drs. Rosston and Topper explain, there is no reason or basis in economics to conclude that, because a programmer makes additional price and terms concessions to one distributor, it will suddenly have the ability to extract more aggressive terms and conditions from other distributors.  The fallacy here is that this argument assumes that programmers are leaving money on the table today when negotiating with MVPDs; it necessarily implies that programmers could have extracted higher prices from small MVPDs but chose not to do so because of the sums the larger MVPDs are paying.  Like any good capitalists, programmers negotiate for the highest rates the market will bear from every single MVPD.  Thus, even if Comcast were somehow able to negotiate lower programming rates, that would in no way shift up the price the rest of the market is willing to bear (i.e., that other MVPDs are willing to pay for such programming).

While ACA’s economic expert, Dr. Biglaiser, makes a half-hearted attempt to give this theory some heft with a new “market analysts” hypothesis – namely, that programmers need to meet the revenue expectations they predict to Wall Street – he advances no credible evidence or logical story to support this hypothesis.  As Drs. Rosston and Topper show, among other defects, this theory “requires content providers not to want to exceed Wall Street expectations and not to maximize profits when there is an easy mechanism to do so.”511  That is clearly not how the market works.  And, notwithstanding Dish’s vocal support for this argument, Dish’s economist is notably silent on the topic.512  Accordingly, this theory and these arguments should be given no weight – a conclusion that also applies generally to Dish’s newly minted and utterly meritless “choke point” theory.

510           See ACA Comments at 24-25; Dish Petition to Deny at 86; Hargray Comments at 4; RCN et al. Petition to Deny at 24; CBET Comments at 8; COMPTEL Petition to Deny at 31; Frontier Petition to Deny at 7-8; ITTA Petition to Deny at 11-12; NTCA Petition to Deny at 7.
511           Rosston/Topper Reply Decl. ¶ 80.
512           RCN merely parrots the allegation.  See RCN et al. Petition to Deny at 24.  RCN notes that programmers have the incentive now to maximize profit, and claims that as a basis for the theory that they will extract higher prices from smaller MVPDs, but RCN does not grasp the issue that this also explains the fact that these programmers are already acting in a profit-maximizing way with respect to smaller MVPDs.

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ii.	Comcast Alone Cannot Determine the Viability of Programming Networks.

 Certain commenters claim that the combined company will be able to determine unilaterally the fate of programming networks.  Professor Scott Hemphill of Columbia University states well the correct response:

[P]ost-merger Comcast lacks the requisite scale [to cause disproportionate negative consequences to a programmer].  If we take as a starting point the [FCC’s] previously expressed view on this subject, a video distributor must have more than 30% of traditional video subscribers to pose such a risk.  But the FCC’s view was likely too cautious when it was reached in 2007; indeed, it was rejected by the D.C. Circuit for understating the degree of competition in video markets.  It is surely too conservative today.  Among other developments, the rise of online video provides opportunities for programmers to reach viewers without selling their content to a traditional distributor.  This transaction, which results in a share of traditional video distribution slightly less than 30%, is therefore unlikely to be of a sufficient size to make a meaningful difference in this respect.513

As discussed above, programmers have many outlets, and that will remain true post-transaction.  (In fact, after the Divestiture Transactions, programmers will have a new, substantial MVPD on which to seek carriage – GreatLand Connections – that will not be controlled or managed in any way by Comcast.).  For MVPD distribution alone, programmers will have the opportunity to be distributed to more than 70 million MVPD households through MVPDs other than Comcast (using an approximate universe of 100 million total).  As Drs. Rosston and Topper explain, the minimum viable scale for a network to succeed is likely much smaller than the minimum viable scale of 19 million MVPD subscribers (which is certainly too high, under current competitive dynamics) that the Commission calculated back in 2007.  Drs. Rosston and Topper concluded that a programming network “would need to achieve a penetration rate of just 27 percent in the open field of 70 million households to reach the minimum viable scale of 19 million customers (27 percent = 19 million / 70 million) if it were not carried by Comcast.”514  There is no reason to conclude, even under the Commission’s theory, that minimum viable scale has increased since 2007.  That is especially true in light of the significant marketplace developments since that time, including growth in the telco video business, and an explosion in the number, size, and viability of OVD platforms, which (as noted) creates an entirely new outlet for program launches and success.

513           C. Scott Hemphill (“Hemphill”) Comments at 4.
514           Rosston/Topper Decl. ¶ 187.

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Some commenters argue that, if Comcast stands in the shoes of TWC with respect to the services it provides to Bright House Networks (including program buying), that will increase programmers’ risk of harm from the Transaction by increasing the post-transaction company’s leverage even more.515  Even if one were to attribute Bright House’s subscribers to Comcast (after divesting approximately 3.9 million customers), this would result in the company having (at most) a 31 percent share of  MVPD subscribers – an immaterial difference as compared to approximately 29 percent.  If Comcast is attributed with approximately 31 million subscribers (at most), then using the Rosston/Topper methodology described above, a programmer would only need to achieve a penetration rate of 28 percent in the open field of approximately 68 million MVPD households (28 percent = 19 million / 69 million).  Thus, an additional 2.1 million video subscribers served by Bright House does not change the competitive analysis.516

515           See, e.g., ACA Comments at 23-25; CenturyLink Comments at 24-56.  CenturyLink’s concerns regarding Midcontinent Communications are likewise unjustified.  See id.  While Midcontinent has the right to purchase third-party programming under (and subject to the terms of) Comcast’s programming agreements, Comcast does not manage or control the Midcontinent systems; rather, they are controlled and managed by Midcontinent Communications Investor, LLC, which is a subsidiary of Midcontinent Media, Inc.
516           Herring Broadcasting’s AWE network (f/k/a WealthTV) is a case in point.  Although Mr. Herring has previously been adjudicated to be not credible and unreliable as a witness in FCC proceedings, the viability of his network is not in question.  See Herring Broad., Inc. d/b/a WealthTV v. Time Warner Cable, Inc, et al., Recommended Decision of Chief Administrative Law Judge Richard L. Sippel, 24 FCC Rcd. 12967 ¶ 44 n.179 (2009); Herring Broad., Inc. d/b/a WealthTV v. Time Warner Cable, Inc., et al., Memorandum Opinion and Order, 26 FCC Rcd. 8971 ¶ 30 (2011).  Mr. Herring’s network survives – even thrives – despite not being carried on Comcast or TWC systems, or on DirecTV, Dish, Cox, or Cablevision.  WealthTV has survived for ten years and counting – twice the time assumed by the FCC for its minimum viable scale model that formed the basis of the vacated 30% horizontal ownership cap.  Comcast Corp. v. FCC, 579 F.3d at 4.  In fact, WealthTV has benefited precisely from the growth of telcos since 2004 – something that the FCC did not even consider in its viability analysis in 2007.  And WealthTV also demonstrates the alternative that programmers have – selling their programming “over the top” on an a la carte basis, and being streamed via Roku and other third-party devices.  Herring Broadcasting filed four letters in MB Docket No. 14-57 commenting on the Transaction and proposing a variety of conditions, as discussed further below.  Herring Broadcasting Comments (Letter 1) addressed Bright House; Herring Broadcasting Comments (Letter 2) addressed iN Demand; Herring Broadcasting Comments (Letter 3) addressed carriage of a national cable news network; and Herring Broadcasting Comments (Letter 4) addressed carriage of a national cable network.

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Other commenters try to make the viability argument with a local or regional focus, rather than a national one.  But there is no reason to conclude that Comcast can shut out programming from reaching subscribers in particular local markets.  While Comcast may have somewhat increased shares in certain local RSN markets as a result of the Transaction, the shares are not much higher relative to existing shares of the largest of Comcast, TWC, or Charter today and, therefore, the Transaction will not affect local or regional programmers’ ability to distribute their programming.517

There is equally no merit to the claim that the combined company’s presence in the top 10 or top 20 DMAs creates a bottleneck for national programmers, as Tennis Channel and others wrongly assert.518  Even assuming for the sake of argument that a national programming network like Tennis Channel needs carriage in a certain number of top 10 DMAs to remain viable – and improperly and artificially restricting the analysis to this narrow universe – Comcast’s post-transaction average penetration in the top 10 DMAs will be 39.9 percent (weighted proportional to population).  In other words, there would be an open field of 60.1 percent available solely through other MVPDs even in just these top 10 DMAs.  Tennis Channel – far from an independent network, since it is owned by both DirecTV and Dish Network – can occupy a significant amount of that shelf space simply by being carried on broadly penetrated tiers by its owners alone (including an enlarged AT&T-DirecTV, which will be almost the same size as a post-transaction Comcast).  From the standpoint of the top 20 DMAs, following the Divestiture Transactions, Comcast will operate in 16 of the top 20 DMAs – the same number that Comcast operates in today (although the makeup of those DMAs will differ).  Comcast will no longer have a presence in the Detroit, Minneapolis-St. Paul, or Cleveland DMAs.  Thus, the open field is even wider here from this standpoint – at 65.7 percent weighted for population.  In short, programmers will have significant other outlets in these DMAs.  Dish and DirecTV are in all 20 of the top 20 DMAs, and each or both of Verizon and AT&T are in all 16 DMAs that the combined company will serve (as are other MVPDs, including overbuilders).  And OVDs are emerging competitors everywhere.

517           Rosston/Topper Decl. ¶¶ 206-208; Rosston/Topper Supplemental Decl. ¶¶ 43-49.
518           See Tennis Channel Comments at 13-14; COMPTEL Petition to Deny at 17-18; Senator Franken Comments at 7-8; Sinclair Petition to Deny at 13-14.  Contrary to some parties’ claims, DMAs are not relevant competitive markets for MVPD services; they are just Nielsen constructs for rating measurement purposes.  Dr. Comanor’s claim that Comcast and TWC compete with one another in New York, Kansas City, and Louisville is inaccurate.  Though the two companies operate in certain of the same DMAs, they serve distinct geographic areas.

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iii.	The Transaction Will Not Give Comcast Greater Incentive or Ability to Impose Non-Market Based Contract Terms.

Various commenters assert that the Transaction will give Comcast greater incentive and ability to impose MFN provisions and provisions restricting certain types of online distribution (the latter commonly referred to as “alternative distribution methods” or ADM provisions).519  These claims are meritless – and are a transparent attempt to avoid the normal functioning of market-based negotiations.  As an initial matter, MFN provisions are procompetitve and pro-consumer, in that they guarantee that an MVPD’s customers will not be asked to pay more than the market price, or will not be deprived of additional opportunities – on fair market terms – to enjoy programming in new windows.  MFNs also promote Comcast’s willingness to take a chance on new networks and to enter into long-term arrangements, thus providing both Comcast and these networks with some mutual contractual certainty.  The Commission has recognized the public interest benefits of MFNs:  “[T]he existence of [MFN] clauses in many programming contracts . . . eliminates cable operators’ ability to free ride on other MVPDs’ paying for the fixed costs of creating programming.”520  That is, “the ubiquity of so-called most-favored-nation clauses in programming contracts resolves this free-rider problem and protects the cable operator who initially purchases the programming from opportunism on the part of the programmer and other operators.” 521

519           See, e.g., Dish Petition to Deny at 85-86; TheBlaze Comments at 9-10, 13-15; AAI Comments at 16-19; Discovery Letter at 2.
520           Commission’s Cable Horizontal & Vertical Ownership Limits, Fourth Report & Order and Further Notice of Proposed Rulemaking, 23 FCC Rcd. 2134 ¶ 33 (2008).
521           Id. ¶ 97 n.342.

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As to ADM provisions, even before the NBCUniversal transaction, Comcast ceased proposing provisions that broadly prevented programmers from distributing programming online.522  In the past four years, there is simply no marketplace evidence that restrictive ADM provisions from anyone – much less from Comcast – have materially hampered the willingness of programmers or the ability of OVDs to enter into licensing agreements.  As discussed above, new OVD arrangements with programmers large and small are announced virtually every day, including increasingly arrangements for live linear programming feeds or programming typically on MVPDs.  Notably, Netflix – the largest OVD – does not mention ADM (or MFN provisions) in its wide-ranging bill of particulars against Comcast.  (It would be absurd for Netflix to suggest that it is unduly restricted from negotiating for programming by Comcast’s programming agreements; Comcast’s more recent experience has been that Netflix and other OVDs have locked up exclusive rights to certain programming, including from traditional cable networks, that Comcast is unable to obtain for its own customers.)  Dish too makes a half-hearted argument about online restrictions;523 notably, Dish does not indicate whether it seeks ADM or MFN provisions in negotiations with programmers, including with respect to online distribution.524

522           See Comcast, Opposition and Response, MB Docket No. 10-56 (July. 21, 2010) at 188, n.642.  Comcast also noted that, when asked by a content owner to modify the limitation, Comcast had agreed to do so.  Id.
523           Dish Petition to Deny at 85-86.
524           Under Dish’s own theory, it has two reasons to be much more aggressive than Comcast concerning MFN and ADM provisions: first, because of Dish’s supposed inability to compete with wireline MVPDs to provide a bundle of video and broadband services (leading to concerns about being displaced by such services); and second, because of Dish’s plan to launch an OTT MVPD service (giving Dish an incentive to try to restrict others’ access to such services, or at least to guarantee itself the same access).  One need not subscribe to these theories to reach the conclusion that Dish’s arguments are simply that of a competitor trying to protect its own competitive position, and nothing more.

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In any event, the Commission in the NBCUniversal Order already imposed certain clear limitations on Comcast’s ability to enter into certain MFNs as well as ADM provisions.525  Not only has Comcast complied with these limitations – no commenter credibly suggests otherwise526 – but Comcast also has acknowledged expressly that these limitations will apply to the acquired systems, which answers any transaction-specific theory of harm.  In fact, to the degree that TWC has been a source of ADM provisions that go beyond the limitations applicable to Comcast, the Transaction should be viewed as giving programmers even more leeway to explore new offerings online.527

525           See Comcast-NBCUniversal Order, App. A, § IV.B.3.
526           In fact, TheBlaze’s Lynne Constantini has acknowledged that Comcast has not demanded ADM or MFN provisions that exceed the Commission’s express limitations.  Shalini Ramachandran et al., Comcast Targeted by Entertainment Giants, Wall St. J., Aug. 29, 2014, available at http://online.wsj.com/articles/comcast-targeted-by-entertainment-giants-1409349791.
527           As to the claim by certain programmers, like TheBlaze, that Comcast incidentally benefits from ADM provisions imposed by other MVPDs, there is obviously no transaction-specific harm to be addressed here.  See TheBlaze Comments at 13-15.

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The Commission did not prohibit all ADM and MFN provisions in the NBCUniversal Order.  It prohibited only such provisions that “forbid[], limit[] or create[] incentives to limit a broadcast network or cable programmer’s provision of its Video Programming to one or more OVDs.”528  With respect to MFN provisions in particular, the Commission expressly allowed Comcast to seek MFNs guaranteeing that Comcast Cable “is treated in material parity” with other distributors “with respect to price and non-price terms.”529  This reflected a considered decision on the Commission’s part that MFNs can be procompetitive, and that it was important for consumers that Comcast continue to be able to engage in normal (and vigorous) negotiations with programmers.530  And that is just as true and perhaps even more important today, given the substantial leverage that programmers have gained in the past four years.  Any further restriction on MFNs would not be transaction-specific, and would only have negative collateral effects, harming the interests of Comcast’s customers.

528           Comcast-NBCUniversal Order, App. A, § IV.B.3.  This prohibition is already quite broad without being unduly broad, as the Commission stated in imposing it.  Id. ¶ 73 & n.157.
529	Id., App. A, § IV.B.3.c.
530           As the Department of Justice stated in connection with the same conditions in the Consent Decree, “The proposed Final Judgment strikes a balance by allowing reasonable and customary exclusivity provisions that enhance competition while prohibiting those provisions that, without any offsetting procompetitive benefits, hinder the development of effective competition from OVDs.”  Competitive Impact Statement, United States v. Comcast Corp., 1:11-cv-00106, at 35 (D.D.C. Jan. 18, 2011).  MFNs are generally thought to be procompetitive to the extent they allow buyers to obtain better prices or terms from sellers.  See Ocean State Physicians Health Plan, Inc. v. Blue Cross & Blue Shield of R.I., 883 F.2d 1101, 1110 (1st Cir. 1989); Blue Cross & Blue Shield United of Wis. v. Marshfield Clinic, 65 F.3d 1406, 1415 (7th Cir. 1995).  Recent cases that have challenged MFNs have found them to be problematic only with aggravating circumstances not remotely present here.  See Compl., United States v. Blue Cross & Blue Shield of Mich., No. 2:10-cv-14155-DPH – MKM (E.D. Mich. Oct. 18, 2010) (turning in part on “MFN-plus” provisions requiring other parties to pay more and settled before a decision on the merits); United States v. Apple, Inc., 889 F. Supp. 2d 623 (S.D.N.Y. 2012) (consent decree forbidding use of MFNs that allegedly were a means to conspire to raise prices).

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b.	Comcast’s Increased Programming Assets Will Be Minimal and Will Not Give Rise to Any Competitive Harm with RSNs or Local News.

The Transaction will not materially increase the amount of programming controlled by the combined company.531  Despite this, some commenters argue that, because NBC O&O stations in Los Angeles overlap with TWC RSNs, the Transaction will reduce competition for video programming in Los Angeles and cause prices to rise.532  This argument has no merit.

There would only be a transaction-specific concern if RSNs and O&Os were substitutes for each other, as that in turn could lead to concentration in a market and harmful pricing effects.  But, as Drs. Rosston and Topper explain, Comcast’s NBC O&O stations in Los Angeles are not a substitute for the TWC RSNs in Los Angeles.533  NBC O&O stations primarily show general entertainment and news, whereas the RSN shows live games and shoulder programming from local sports teams.534  These different types of programming are not considered close substitutes.  In fact, the NBC O&Os and TWC-affiliated RSNs each have many other closer programming competitors, including a large number of other national and regional broadcast and cable networks with general entertainment and sports programming.

531           As detailed in Applicants’ Public Interest Statement, Comcast will acquire minimal new programming assets from TWC:  one professional sport English-language RSN (Time Warner Cable SportsNet in Los Angeles); the distribution rights to another professional sport English-language RSN (SportsNet LA); three Spanish-language RSNs; and a small number of local news channels (including Time Warner Cable News NY1).  Comcast also will add TWC’s minority interest in SportsNet New York to Comcast’s existing minority interest in that RSN, but Comcast will continue to be a minority owner.  In addition, Comcast will acquire TWC’s interest in MLB Network and iN Demand, in which it already holds a small, non-controlling interests, which will remain the case after the Transaction.
532           See, e.g., ACA Comments at 13-15, Biglaiser Decl. at 16-18; CenturyLink Comments at 6-13; Dish Petition to Deny at 81-86.  Commenters also argue that the Transaction will substantially increase Comcast’s control of “marquee” programming.  As Applicants detailed in their Public Interest Statement, however, the only programming Comcast will acquire in the Transaction that could potentially be considered “marquee” are some of TWC’s RSNs, and TWC’s programming assets will provide only a modest contribution to Comcast’s sports programming.  Even with the addition of TWC’s RSNs, the combined company will still control far fewer RSNs than Fox.
533           Rosston/Topper Reply Decl. ¶ 192.
534           Although the Transaction will result in common ownership of local TWC cable news stations with NBC O&Os in three DMAs (New York, Los Angeles and San Diego), the post-transaction landscape will include a wide variety of competing, diverse news sources in each of those areas.

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Empirical analysis undertaken by Drs. Rosston and Topper, who used the Commission’s own models, demonstrates that combining the ownership of an RSN and an NBC O&O will have no significant effect on prices.535  Specifically, they examined whether any of the Commission’s predicted price effects of combining Comcast’s RSNs with the NBC O&Os were realized; no price effects owing to this overlap are evident.  As Drs. Rosston and Topper show, these models provide no support for the conclusion that overlap between Comcast RSNs and NBC O&O ownership led to increased RSN fees after the NBCUniversal transaction, which in turns rebuts unsubstantiated assertions that there would be any price effects in Los Angeles following the instant Transaction.536

This conclusion is unsurprising given the nature of NBC O&O retransmission consent deals.  In general, NBCUniversal negotiates joint deals involving all NBC O&Os that fall within the footprint of the MVPD seeking programming, and those negotiations may or may not also involve Comcast-controlled RSNs.  If negotiations for NBC O&Os and for TWC RSNs are conducted at different times, it would not be possible to extract increased fees from MVPDs for the carriage of both.  Regardless, the Commission’s program access rules and the NBCUniversal conditions granting MVPDs the right to arbitrate retransmission and RSN license fee disputes on a standalone basis provide additional backstop protections for MVPDs.  The fact that not a single MVPD has invoked standalone arbitration for NBCUniversal O&Os and Comcast RSNs only reinforces that the empirical reality that Comcast has made this valuable programming available on fair market terms.

535           Rosston/Topper Reply Decl. ¶¶ 196-205.
536           Id. ¶ 205.

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Claims that the Transaction will lead to a concentration in sports programming are likewise unfounded.537  Comcast will be gaining ownership, through the Transaction, of only one major additional English-language RSN featuring major professional league sports – Time Warner Cable SportsNet (featuring the Lakers).538  With respect to the much-discussed Dodgers RSN, SportsNet LA, once Comcast steps into TWC’s shoes to provide certain distribution and other services to the network following the Transaction, Comcast would hope to facilitate the successful distribution of the network to willing MVPD buyers on fair market terms, so that Dodgers fans in Los Angeles can enjoy this valuable programming.  As to claims that Comcast will control dozens of RSNs post-transaction,539 other TWC local channels that Comcast will acquire may technically qualify as RSNs under the Commission’s definition, but they do not feature marquee programming of the kind that distributors sometimes call “must-have.”  Far from the Transaction affording Comcast a “dominant” position in RSN sports programming, Fox will continue to control many more major league professional RSNs across the country than Comcast.540

537           See, e.g., Sports Fans Coalition Petition to Deny at 10-19.
538           See Comcast-TWC Public Interest Statement at 154.
539           See Sports Fans Coalition Petition to Deny at 2-3, 10; CFA et al. Petition to Deny at 1; Monumental Sports and Entertainment (“Monumental Sports”) Comments at 1.
540           Fox has controlling interests in 18 such RSNs.  SNL Kagan (last visited Sept. 20, 2014).

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In any event, these claims misunderstand the licensing of regional sports programming.  RSNs are generally distributed in a limited geographic area, i.e., the area in which there is likely to be substantial interest in the teams whose games are shown on the RSN.541  And there is no geographic overlap at all between the in-market footprints of TWC’s English-language RSNs and any of Comcast’s RSNs.  Because of this lack of overlap and due to the regional nature of RSNs, the Transaction will not result in the combined company having a greater share of RSN programming than Comcast or TWC already has in any RSN footprint and, therefore, will not change the competitive dynamics relating to RSN distribution.542  In short, the Transaction simply does not create any reduction in competition for sports programming.

Nor is there any claim that Comcast’s acquisition of TWC local channels will harm independent news voices.543  These commenters provide no empirical or other evidence to substantiate these speculative concerns, and the Commission should disregard them.  Although Comcast may be acquiring more existing news outlets in certain markets, the concept of a “greater news voice” suppressing viewpoints is anachronistic in today’s marketplace, where both traditional news providers and the Internet-driven explosion of electronic outlets assure the continued growth of a multiplicity of voices disseminating news, information, and commentary on all manner of events and developments.544

541           See Comcast-TWC Public Interest Statement at 134, 154.  Although RSNs may also license out-of-market feeds, such feeds generally do not show live sporting events of the most valuable teams and are licensed to MVPDs for relatively small fees.
542           This is so despite the Sports Fans Coalition’s naked assertion that Comcast will have a “44.3% market share” of RSN programming nationally following the Transaction.  As the Commission has explained time and again, “with respect to regional sports networks (‘RSNs’) and other regional networks, we conclude . . . that the relevant geographic market is regional.”  Adelphia Order ¶ 68.
543           Stop the Cap! Comments at 25-26; see also Consumers Union et al. Petition to Deny at 21; NYPSC Comments at 12-13.  Stop the Cap attempts to tie its criticism of Comcast’s acquisition of TWC news outlets to the alleged deletion of a news report concerning filings in the Commission’s Open Internet docket from NewsOne.com, a news website owned by RadioOne, one of the nation’s largest radio companies primarily targeting African-American and urban listeners.  Comcast holds an interest in NewsOne but has no control over its editorial policies and had no involvement in the alleged incident.  This single incident, therefore, provides no support for Stop the Cap!’s idle speculation.
544           Other entities recently have made the same point, with considerable empirical support, in other proceedings.  See Comments of the National Association of Broadcasters, 2014 Quadrennial Review – Review of the Commission’s Broadcast Ownership Rules and Other Rules Adopted Pursuant to Section 202 of the Telecommunications Act of 1996, MB Docket No. 14-50, 09-31 (filed Aug. 6, 2014) (detailing outlet growth in media marketplace, more complex “information flow,” and consequent erosion of concerns regarding traditional media agenda-setting or gatekeeping).

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For all of these reasons, the Transaction will not permit Comcast to extract higher fees from MVPDs in Los Angeles for either NBC O&Os or TWC-affiliated RSNs.

3.	No Harm to Video Distribution Services

 No commenter seriously challenges the Transaction on the grounds that it will reduce competition for video distribution service by MVPDs.545  Consistent with core antitrust principles, Commission precedent has established that the relevant geographic market for MVPD service is local.546  Comcast and TWC serve distinct local markets; therefore, they do not compete for MVPD subscribers and no consumer will have fewer MVPD choices post-transaction.  Indeed, post-transaction, most consumers will continue to have the opportunity of choosing among three or more MVPD providers and enjoy an increasing number of online video consumption options.547

545           Nor does any commenter seriously argue that there will be any reduction in competition for phone service.  The NYPSC argues that “Petitioners’ horizontal view of competition appears too narrow.”  NYPSC Comments at 10.  But NYPSC’s concern about “enhanced market power over programming and other upstream whole services” is a concern about vertical effects that we dispel below.  See infra Section IV.C.  And NYPSC’s concern about “increased capital and financial resources discouraging new entrants” is misplaced.  Id.  In fact, the announcement of this Transaction already has sparked competitors to respond by announcements of increased investment and entry.  See Comcast-TWC Public Interest Statement at 49-51.
546           See, e.g., Adelphia Order ¶ 81; SBC-AT&T Merger Order ¶ 97; see also supra Section IV.A.2.
547           See Fifteenth Video Competition Report ¶ 36 (as of 2011, over 35% of homes have access to at least four MVPDs and over 98% have access to at least three MVPDs).

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Nor is there any risk of elimination of potential competition in this market.  Despite claims by certain commenters,548 Comcast and TWC have never had plans to expand into each other’s territory and overbuild each other.549  Indeed, no incumbent cable operator ever has.  Some commenters alternatively claim that the Transaction will eliminate potential competition between Comcast and TWC to offer their own nationwide OVD services that compete with each other.550  But the notion that Comcast and TWC might have launched competing nationwide OVD services – or that even one would – is entirely speculative.  Significant real-world factors have hindered out-of-footprint OTT deployment to date, including high subscriber acquisition costs for out-of-footprint customers, and the fact that there already has been significant entry into the OVD market by national brands (e.g.,Netflix, Amazon, Apple, Hulu, and Google).  As Dr. Israel explains:

There is no evidence that Comcast and TWC have any plans to compete with one another either in the traditional MVPD or OVD space and thus no basis for a concern about potential competition.  To the contrary, the relevant potential competitors are fiber-based broadband providers like Google and municipalities, as well as the growth of wireless broadband providers, all of which have established plans to expand into the merging parties’ territories and thus which place actual constraints on the merging parties’ behavior.551

Of course, for the same reason, the failure of Comcast or TWC to enter the OTT market hardly can be said to be a significant blow to competition in that vibrant marketplace.  Nor does anything preclude other MPVDs from launching such services – as Verizon’s recent announcement vividly illustrates.552

548           See Senator Franken Comments at 14; ITTA Petition to Deny at 7; Los Angeles County et al. Petition to Deny at 8.
549           See Israel Decl. ¶ 115 (citing N.Y. Times interview with Brian Roberts); Israel Reply Decl. ¶¶ 14, 204-06.
550           See Dish Petition to Deny at 76-80.
551           Israel Reply Decl. ¶ 14; see also id. ¶¶ 95, 203-07.
552           See Todd Spangler, Verizon to Join “Virtual MSO” Fray in Mid-2015 with Wireless TV Service, Variety, Sept. 11, 2014, http://variety.com/2014/digital/news/verizon-to-join-virtual-mso-fray-in-mid-2015-with-wireless-tv-service-1201303707/.

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4.	No Harm to the Equipment Marketplace

A few commenters raise equipment-related issues, arguing that the Transaction (a) will allow the combined company to dominate the equipment market, limiting smaller providers’ choices; (b) deter consumer adoption of Internet-connected television devices because of Comcast’s allegedly insufficient authentication practices, (c) squelch or prevent competition from retail device manufacturers by preferring Comcast’s own devices; and (d) use the X1 platform to deter consumer use of Internet-connected television devices or over-the-top video.  According to these commenters, Comcast intends to advantage Comcast-supplied equipment and Comcast-delivered services, to the detriment of competitors.553

As a preliminary matter, none of these claims is genuinely transaction-specific.  Comcast is already a large provider today, and there is no evidence that other MVPDs are constrained in their equipment options today or that an additional seven million subscribers will tip the balance.  And the other arguments advanced by opponents relate entirely to Comcast’s existing practices and equipment.  Further, the claims regarding Comcast’s authentication practices and the X1 platform are entirely without merit.  Comcast is focused on providing its customers with the best TV experience anywhere, whether on its own devices or on retail devices, and is expanding, not limiting, its customers’ device and video choices.  The Transaction will not change that fact and, indeed, promises to enable customers to access more programming, in more places, on more devices, than ever before.554

553           See, e.g., Netflix Petition to Deny at 73-75; RCN et al. Petition to Deny at 25; COMPTEL Petition to Deny at 22-23; Consumers Union et al. Petition to Deny at 27-29; Public Knowledge et al. Petition to Deny at 36-37; WGAW et al. Petition to Deny at 58-59.
554           Notably, TiVo and other equipment manufacturers support the Transaction.  See generally ARRIS Comments; Broadcom Comments; Cisco Comments; TiVo Inc. (“TiVo”) Comments.

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a.	The Transaction Will Not Limit the Device Options for Other MVPDs.

 COMPTEL and RCN et al. raise concerns that the Transaction will give Comcast the incentive and ability to harm competing MVPDs by limiting their equipment options.  For example, COMPTEL claims that Comcast’s practices impede development of third-party devices that smaller MVPDs might want to use to deliver their services and, consequently, have the effect of limiting device choices and raising device costs for these MVPDs.555  And RCN et al. assert that Comcast could demand that manufacturers give it “first, or even exclusive, rights to a critical emerging technology by threatening to take its business to another manufacturer[.]”556  These claims wrongly assume that Comcast can exercise buyer power in the marketplace for video and broadband equipment.  That is not the case.

The marketplace for these devices is global in scope, characterized by a wide and growing array of manufacturers, substantial investment, and innovative new products.557  Comcast is just one purchaser, albeit a large one, within this global market of many competitors, and the structure of the market is such that there is no reasonable prospect that Comcast could “control” that market, even if it had the incentive to do so.

555           See COMPTEL Petition to Deny at 27.  COMPTEL claims that Comcast’s alleged decision not to develop its own apps for certain third-party devices threatens the marketplace for these devices, which, in turn, could limit the availability of these devices as distribution platforms for smaller MVPDs.  See id. (“For small operators, these third-party devices [such as Roku and Fan TV] may offer an opportunity to avoid significant research and manufacturing costs associated with deploying next-generation devices in order to provide consumers with the integrated MVPD/OVD experience they seek.”).
556           RCN et al. Petition to Deny at 30.
557           See, e.g., Thomas Campbell, Set-Top Box Market Remains Stable Despite Competition, IPTV News.com July 30, 2014, available at http://www.iptv-news.com/2014/07/despite-competition-set-top-box-market-remains-stable/ (“Global STB[] shipments in 2013 remained relatively stable, despite competition from other devices . . . . Emerging markets accounted for around 70% of global demand in units, with the Asia Pacific market making up 44% of this global demand.”).  Liberty Global, for example, operates in 14 countries with over 24 million customers.  About Liberty Global – Key Facts, Liberty Global, http://www.libertyglobal.com/about-us.html (last visited Sept. 18, 2014).  Liberty Global has deployed the Horizon gateway, a state-of-the-art whole home gateway with six tuners, DOCSIS 3.0, and telephony services.  Horizon – Experience TV Like Never Before, at 9 (Technical Specifications), available at http://www.libertyglobal.com/PDF/horizon/horizon-brochure-2012.pdf.

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For example, small MVPDs have an abundance of potential set-top box suppliers, including, among others:  Arris, Cisco, Pace, Samsung, Panasonic, Technicolor, Humax, Evolution Digital, Sagem, EchoStar, LG, COSHIP, Kaon, ADB, Huawei, and TiVo.558  These manufacturers compete vigorously for market share here and abroad.559  This competition has enabled Comcast and other operators to diversify their base of set-top box suppliers over the years and generally resulted in lower-cost boxes across the industry.  COMPTEL claims that Comcast’s alleged decision not to develop its own apps for certain Internet-connected devices threatens the marketplace for these devices, which, in turn, could limit the availability of these devices as distribution platforms for smaller MVPDs. 560  But the marketplace for these devices is global in scope and is thriving:  it was just reported that 24 million of them have been deployed to date.561  Comcast’s authentication decisions, even if they were in question, are highly unlikely to derail that success.  And the world of authenticated apps is in the earliest possible stage of development, with Comcast not having made any final decisions on the subject, but being in discussions with multiple third-party device manufacturers about authentication of Comcast apps.  In any event, while Comcast is not aware of smaller MVPDs developing apps for these devices, there would be no impediment to their doing so, now or in the future.

558           Indeed, certain small operators, such as Atlantic Broadband, Grande Communications, RCN, and Suddenlink, lease TiVo devices to their customers.  See Jeff Baumgartner, Atlantic Broadband Launches TiVo, Multichannel News (Oct. 30, 2013), http://www.multichannel.com/news/content/atlantic-broadband-launches-tivo/357118; Grande Communications, TiVo FAQ, http://mygrande.com/cable-tv/resources/tivo (last visited Sept. 19, 2014); RCN, What is the TiVo Experience, http://rcn.com/tivo/what-is-tivo/ (last visited Sept. 19, 2014).
559           The combined company post-transaction will account for a small fraction of the overall purchases of set-top boxes and thus will lack the necessary market share to exercise any buyer power.  The combined company will serve approximately 29 million cable subscribers; that is approximately 5 percent of global cable subscribers and 3 percent of global MVPD subscribers.  See Worldwide MVPD Subscribers to Pass 1.1 Billion in 2019, Radio & Television Business Report (Jan. 23, 2014) available at http://rbr.com/worldwide-mvpd-subscribers-to-pass-1-1-billion-in-2019/ (citing ABI Research study finding that there are 570.2 million cable subscribers worldwide and 903.3 million MVPD subscribers worldwide as of the end of 2013).
560           See COMPTEL Petition to Deny at 27 (“For small operators, these third-party devices [such as Roku and Fan TV] may offer an opportunity to avoid significant research and manufacturing costs associated with deploying next-generation devices in order to provide consumers with the integrated MVPD/OVD experience they seek.”).
561           See Quentin Fottrell, Cable Companies Should Be Afraid of This Trend, MarketWatch Sept. 3, 2014, available at http://www.marketwatch.com/story/cable-companies-should-be-afraid-of-this-trend-2014-09-03; see also TDG:  Net-connected TV Penetration Tops 60% of Internet Households, Up 19% YOY, PRWeb, Feb. 13, 2014, available at http://www.prweb.com/releases/2014/02/prweb11582038.htm (over 60% of U.S. homes have at least one connected TV device); Aaron Bear, Good News, Roku, Streaming Media is Catching On, Marketing Daily, July 9, 2014, available at http://www.mediapost.com/publications/article/229652/good-news-roku-streaming-media-is-catching-on.html; Press Release, IHS, More Connected Than Ever: 6 Billion New Internet-Enabled Devices to be Produced This Year (Feb. 14, 2014), http://press.ihs.com/press-release/design-supply-chain/more-connected-ever-6-billion-new-internet-enabled-devices-be-prod; Streaming Media Player Market Growing, Roku Dominates U.S., Parks Assocs., July 10, 2014, available at http://www.parksassociates.com/blog/article/streaming-media-player-market-growing--roku-dominates-u-s-; Will Richmond, Roku Has Sold 10 Million Players as Connected TV Category Surges, VideoNuze, Sept. 16, 2014, available at http://www.videonuze.com/article/roku-has-sold-10-million-players-as-connected-tv-category-surges.

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RCN et al. suggest, in particular, that Comcast might restrict access to DOCSIS 3.1 technology.562  DOCSIS actually helps to underscore the fallacy of their claim.  DOCSIS standards – which are not under the control of Comcast anyway – are publicly posted and freely available to equipment manufacturers, and the technology is deployed in broadband networks across the world.563  DOCSIS is an open platform, available to all.  There are a large number of manufacturers of cable modems using DOCSIS standards,564 and several global manufacturers, including Cisco, Arris, and Huawei, build cable modem termination systems.  Comcast has no ability to restrict access to that equipment, and RCN et al. presumably have had no difficulty buying and deploying such equipment.  This is true for DOCSIS 3.0 equipment that RCN uses today, and will be true with respect to equipment using the new DOCSIS 3.1 standard.  It also bears noting that Comcast would have no incentive to restrict the availability of DOCSIS technology, even if it had the ability to do so.  As with set-top boxes, the greater the number of buyers for DOCSIS equipment, the lower the price for Comcast and other service providers.565

562           See RCN et al. Petition to Deny at 29-30.
563           For example, DOCSIS 3.1 is in the process of becoming an international standard through ETSI, and DOCSIS technology is used in Europe and China, among other places.
564           These include, among others, ARRIS, Cisco, Netgear, D-Link, Linksys, SCMNetworks, Technicolor, Ubee, Zoom, and ZyXEL.
565           RCN et al. claim that Comcast and TWC have “exerted their market power in the past to impede competitors’ efforts to negotiate acceptable contracts for the deployment of emerging technology,” and cite, by way of example, RCN’s alleged inability to license a programming guide product due to an exclusive contract between the vendor and Comcast.  See RCN et al. Petition to Deny at 30 & n.101.  RCN raised this concern in the 2002 transaction involving Comcast and AT&T, and the Commission rejected it.  The Commission found that “[t]he record [did] not indicate that the merger will create or enhance Applicants’ incentive or ability to impede technological developments in the emerging [Interactive Television (“ITV”)] market. . . .  [T]the merged entity will serve fewer than 30% of MVPD subscribers.  We agree with Applicants that this would be too small a share to enable the merged entity to exercise market power in any ITV market and, contrary to RCN’s speculation, circumscribes its ability to negotiate exclusive arrangements with multiple vendors in multiple markets effectively locking out competitors.”  Comcast-AT&T Broadband Order ¶ 165.  These conclusions apply equally to the broadband and video device marketplaces today, where Comcast also does not possess buyer power.  And if this were a serious, ongoing concern, one would think that RCN might have cited a more recent example of the alleged problem.

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Furthermore, contrary to the claims made by RCN et al. and COMPTEL, Comcast has helped accelerate, not retard, the introduction of new and innovative technologies by smaller operators.  It is undeniable that Comcast’s existing scale has permitted it to make investments that have collateral benefits for the rest of the MVPD industry.  For example, Comcast designed the digital transport adapter (“DTA”) for its conversion to all-digital service.  Today, smaller operators are similarly using DTAs as a low-cost solution for their digital conversions, thereby piggy-backing on Comcast’s investment and innovation and enabling them to reclaim analog bandwidth for faster Internet and other services.566  Comcast estimates that over 5.5 million DTAs have been sold to small and mid-sized cable operators, at attractive pricing enabled by Comcast’s innovation and scale.

Likewise, Comcast played an instrumental role in the development of the Reference Design Kit (“RDK”), which is an integrated software bundle that can be used in a wide range of set-top boxes and other devices and provides a common platform for X1 and other innovative services.  The RDK platform can help speed innovation by lowering the costs of software development, reducing development cycles, and easing the adoption of new technologies.  Importantly, RDK allows flexibility for optional components selected by the operator, so the components that Comcast selects can and do differ from those selected by other operators.  RDK has now been licensed to over 150 entities.  Small cable operators are free to license the platform, but generally don’t need to – the broad licensing of the platform to set-top box vendors and other suppliers in the cable ecosystem means that smaller operators, like other operators, will get the benefits of the RDK platform, such as greater user interface choices, when they purchase RDK-enabled boxes.567

566           See, e.g., Baja Broadband Operating Co., LLC Request for Waiver of Section 76.1204(a)(10 of the Commission Rules, Memorandum Opinion and Order, 27 FCC Rcd. 6105 (2012) (noting plans to use HD DTAs for digital transition).
567           Moreover, contrary to Public Knowledge and Open Technology Institute’s claim, RDK licensees are not bound to use the X1 user interface.  See Public Knowledge et al. Petition to Deny at 39-40.  Rather, as with other components, the operator can use a different user interface, and, in any event, {{ }}.  In addition, RDK is licensed on a royalty-free basis, and RDK community member companies can contribute software changes and enhancements to the RDK stack, so the insinuation that RDK is merely a vehicle to generate licensing revenues while suppressing innovation and customer choice, see id. at 40, is wildly inaccurate.

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b.	Comcast Is Increasing, Not Restricting, Customer Access to TVE Services On Retail Devices.

Certain commenters assert that Comcast threatens the development of a marketplace for Internet-connected television devices by not sufficiently supporting access to authenticated programming services on such devices.568  They argue that TWC has done this more aggressively than Comcast has, and that the Transaction will accordingly derail TWC’s more progressive approach.569  But as a preliminary matter, the disparity commenters try to paint mischaracterizes Comcast’s approach.  Further, the combined company – just as it will in all other areas – will learn from each company’s practices and agreements, and will seek to adopt the best approach going forward.

Until now, while TWC has led in terms of authenticating various “TVE” services on different devices, Comcast has not been sitting idle.  Today, Comcast provides authentication services for its customers on the websites and applications of [[ ]] different program networks on up to [[ ]] different device platforms.  These numbers have been growing – this year alone, Comcast has already authenticated [[ ]] additional networks on [[ ]] different devices – and that trend will continue as more programmers pursue TVE authentication.  For example, HBO Go is authenticated on the HBO website, the iPhone and iPad, Android smartphones and tablets, Kindle Fire, Xbox 360, Apple TV, and Samsung smart TV, and {{ }}.

568           See, e.g., Public Knowledge et al. Petition to Deny at 37-38; COMPTEL Petition to Deny at 23-24; WGAW et al. Petition to Deny at 58; Roku, Inc. (“Roku”) Comments at 8-12.
569           See, e.g., Public Knowledge et al. Petition to Deny at 38-39; COMPTEL Petition to Deny at 25-26; Roku Comments at 11-12.

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Meanwhile, Comcast has advanced beyond TWC in terms of making sure its customers have a robust TVE experience delivered by Comcast, over-the-top, on a host of devices, through Comcast’s own applications and websites.  Comcast believes that customers value the ability to access a wide range of TVE content through one aggregated source, rather than having to jump from one programmer app to another, and Comcast’s TVE services aim to satisfy that demand.  Comcast customers have access to 300,000-plus streaming choices, including over 50 live TV channels, via the XfinityTV.com website.  The website can be accessed on personal computers and other device platforms using Internet Explorer, Firefox, Chrome, or Safari browsers.  These live channels and over 25,000 on-demand choices are also available via the Xfinity TV Go app, which also allows customers to download certain shows and movies to watch offline later.  The app is available on iPhone, the later generations of iPod touch, the iPad, Kindle Fire, and some Android phones and tablets.570  Comcast also is engaged in discussions with {{ }} to support the Xfinity TV Go app and programmer apps on those platforms.571  To be sure, TWC has its own TVE experience and has authenticated it on a range of devices – but that experience, as discussed in the Public Interest Statement, is far less advanced and has far less content than Comcast’s.572

570           The XfinityTV website and Xfinity TV Go app provide a path for online authentication for smaller programming networks that may not have the resources to create a website and/or application that can support video streaming and pay for back-office support for authentication and other services.  This includes several small independent programmers that might otherwise not offer online TVE options.
571           Roku claims that MVPDs sunset authentication codes for programmer apps, but not for MVPD apps.  See Roku Comments at 10.  In Comcast’s case, each device has a specific TVE authentication session token that Comcast sets with the programmer and with its applicable solution (e.g., Adobe, Akamai, or custom), the length of which varies by device platform.  These procedures help combat fraudulent access to authenticated content.  With respect to Comcast’s own TVE services, Comcast addresses this concern in a different way.  Comcast authorizes TVE users every time they attempt to play a video (i.e., Comcast checks to see if they are still a Comcast customer and that the network they are trying to watch is part of their video service).
572           See Comcast-TWC Public Interest Statement at 77.  TWC also has provided access to its IP cable programming over the Xbox and Roku.  This is not TVE, but an in-home substitute for a set-top box.  Comcast’s practices in this regard are discussed below, and in any event, Comcast’s IP streaming cable service is also more robust and complete than TWC’s today.

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Comcast’s TVE services are popular with customers.  There have been 6.4 million unique users of TVE services across Xfinity.com, Xfinity TV Go, and authenticated programmer applications so far this year, a 30 percent increase over the last year.  Almost 30 percent of Comcast’s cable customers utilize these TVE platforms.  Moreover, there has been a 63 percent increase in the hours of Comcast’s TVE services watched per viewer over the last year.  Comcast is committed to meeting this increasing demand for TVE services by making these offerings as robust and accessible as possible.  In this regard, Comcast is currently negotiating TVE rights with programmers covering an additional 40 different cable networks and broadcast stations.573

Comcast’s goal is always to create the best experience for its customers, and it will continue to look for ways to maximize device choices, including reviewing the best practices and options available following the integration of the two companies.574

573           Comcast will typically consider TVE rights in the context of a broader negotiation over an affiliation agreement that will often include a wide range of issues covering multiple platforms and services.  Consequently, the gives-and-takes of each negotiation will be different, so the precise scope of TVE rights that are negotiated will vary from deal to deal.
574           COMPTEL alleges that Comcast is violating the no-blocking open Internet rule by not authenticating HBO Go on Roku or PlayStation3.  See COMPTEL Petition to Deny at 25.  COMPTEL misunderstands the rule, which entitles end users to connect and use any lawful device of their choice and has nothing to do with whether an MVPD agrees to authenticate that a particular user is a subscriber to its video service.  See Preserving the Open Internet; Broadband Industry Practices, Report and Order, 25 FCC Rcd. 17905 ¶ 65 (2010) (“2010 Open Internet Order”).  Comcast places no restrictions on the ability of a customer to connect and use Roku, PlayStation3, or other Internet-connected devices.

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c.	Contrary to Commenters’ Claims, Comcast Is an Industry Leader in Enabling Consumers to Access Cable Services on Retail Devices.

Some commenters claim that Comcast is harming the device marketplace by restricting customers’ access to Xfinity TV on retail set-top box devices.576  To the contrary, Comcast is meeting consumer demand for more device choices.  As the Commission noted in its latest Video Competition Report, “the CPE marketplace is more dynamic than it has ever been, offering consumers an unprecedented and growing list of choices to access video content.”577  These exciting developments are driven by marketplace imperatives:  consumer demand for mobility and new distribution platforms that Comcast and other video distributors, equipment manufacturers, and application developers are all working to satisfy.
Comcast has been at the forefront of these efforts in the MVPD industry.  As TiVo notes in its comments supporting the Transaction, “Comcast has been the most supportive of enabling innovation in retail set-top boxes, thereby enabling consumers to have a robust alternative to an operator-leased set-top box.”578  TiVo continues that the Transaction “should benefit consumers that wish to use retail devices to access their pay-TV programming as we should expect Comcast’s leadership and supportive policies to continue and expand.”579

576           See, e.g., Consumers Union et al. Petition to Deny at 27-28; Public Knowledge et al. Petition to Deny at 36; Los Angeles County et al. Petition to Deny at 14; Roku Comments at 12.
577           Fifteenth Video Competition Report ¶ 354; see also Letter from Michael K. Powell, President & CEO, NCTA, to Chairman Wheeler, FCC, MB Docket Nos. 10-9, 07-269, CS Docket No. 97-80, at 2-4 (Feb. 5, 2014) (describing the proliferation of consumer choice to access video services on consumer-owned devices).
578           TiVo Comments at 1.
579           Id. at 2.

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In this regard, Comcast has a strong track record of supporting retail CableCARD-enabled retail devices in its cable systems.580  In fact, Comcast has gone above and beyond the Commission’s CableCARD requirements by giving TiVo customers throughout its footprint the ability to access Comcast’s VOD services on TiVo devices through the “Cardio” solution.581  Furthermore, Comcast has committed to continue to provide and support CableCARDs in retail devices, notwithstanding the D.C. Circuit’s EchoStar decision last year vacating certain CableCARD rules.582  Comcast will ensure that all CableCARD-enabled devices will continue to have access to all linear channels in all current and future Comcast markets.583

Comcast’s transition to IP-based cable services will expand upon this trend.  For example, Comcast already provides its IP-based VOD services to the Xbox.  TWC has authorized a linear cable service on the Xbox, which Comcast will study once the companies are integrated.  And Comcast also has developed the Xfinity TV app to allow access within the home to Comcast’s IP cable services (which delivers essentially the entire linear lineup, including all

580           See id. at 1 n.1 (noting that when provisioning and support issues have arisen, “Comcast has been more willing than most operators to address such issues and work with TiVo on ways to improve CableCARD provisioning and support”).
581           See Jeff Baumgartner, Comcast, TiVo Complete VOD Connection, Multichannel News (July 9, 2014), http://www.multichannel.com/news/tv-apps/comcast-tivo-complete-vod-connection/375794.  It also bears noting that a TiVo device – and any retail CableCARD device for that matter – has the ability to combine access to cable services with access to over-the-top and other non-cable services, so Consumers Union’s claim that customers have to use one device for cable services and a separate device for over-the-top services, see Consumers Union et al. Petition to Deny at 28, is inaccurate.
582           See Letter from Jordan Goldstein, Vice President, Regulatory Affairs, Comcast Corp., and Matthew Zinn, Senior Vice President, General Counsel, Secretary and Chief Privacy Officer, TiVo Inc., to Marlene H. Dortch, Secretary, FCC, CS Docket. No. 97-80, MB Docket No. 10-91, at 1 (July 14, 2014) (“Comcast-TiVo Letter”).
583           Comcast also is an industry leader in supporting Digital Living Network Alliance (“DLNA”) standards that enable the networking of cable services from Comcast-supplied set-top boxes to third-party devices in the home.  Comcast has already deployed set-top boxes that utilize DLNA standards, and will be deploying DLNA CVP-2 in its XG set-top boxes.  This capability will enable Comcast customers with compatible DLNA-certified CE devices to access its cable services via the home network.

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PEG and broadcast channels) on a variety of mobile devices and personal computers.584  Thus, customers can use their own third-party devices in lieu of leasing set-top boxes from Comcast – and this app is more robust that TWC’s (or Charter’s), including a more comprehensive set of cable channels and enabling playback and downloading of DVR content.585

Finally, Comcast has announced that, going forward, it will make available to retail device manufacturers a non-CableCARD downloadable security solution for accessing Comcast’s IP-based cable services.586  This will allow retailers to build retail set-top boxes and other devices that are designed, from the start, to be used in conjunction with the full suite of Comcast’s services, and will further support the marketplace for retail alternatives to Comcast-supplied equipment.

d.	The X1 Platform Will Not Impede Customer Access to Over-The-Top Video.

Some commenters claim that the X1 platform could somehow restrict consumer access to over-the-top video on third-party devices.587  Netflix also claims that Comcast restricts online

584           See X1 DRV Cloud Technology:  General FAQs, Comcast Corp. http://customer.comcast.com/help-and-support/cable-tv/x1-dvr-cloud-technology-general-faqs/ (last visited Sept. 9, 2014).
585           See Comcast-TWC Public Interest Statement at 74, 79-82.  Comcast is also enabling college students to watch live TV and VOD content on their IP-enabled devices, including laptops, tablets, and smartphones, while on campus, without the need for any set-top box.  See Press Release, Comcast Corp., Comcast Brings TV To Every Screen for Colleges and Universities (Aug. 21, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-brings-tv-to-every-screen-for-colleges-and-universities.
586           See Comcast-TiVo Letter at 1.  Consumers Union and Common Cause claim that the Comcast-TiVo agreement “presents the additional risk that post-merger, the combined company would be able to use its additional market power to force others in the industry to go along with whatever solution, if any, it is willing to adopt.”  Consumers Union et al. Petition to Deny at 28 n.77.  Comcast will not force any other operator to use Comcast’s Cardless Solution.  It will make the solution available to other operators on a purely voluntary basis.  If operators want to pursue a different path, they are free to do so.
587           See, e.g., Netflix Petition to Deny at 73-75; Public Knowledge et al. Petition to Deny at 39-40; WGAW et al. Petition to Deny at 58.

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video’s success by not including Netflix on the X1 platform itself.588  Both claims are entirely without merit.

As a preliminary matter, these claims appear to be an effort to resist competition and reduce consumer welfare.  To the degree commenters are concerned that the X1 platform may be attractive and innovative enough to capture the attention and interest of consumers, deterring them from pursuing other alternatives, that is hardly a competitive harm:  that is simply competition.

To the degree the arguments instead suggest the X1 platform somehow precludes access to Internet-connected devices or over-the-top video, those arguments are simply wrong as a factual matter.  An X1-capable set-top box – like any other cable set-top box – can be plugged into any of the 24 million connected TV devices in the market (e.g., an Apple TV, a Roku, an Internet-connected TV).589  An X1 customer who wants to access an over-the-top app would simply change the input on the relevant device – typically by simply navigating to the app on the device’s main menu, or, in some cases, just by pressing a dedicated button on the device’s remote control.590  In short, the X1-capable box is no different vis-à-vis customers’ access to third-party devices and over-the-top video on such devices than any other set-top box.

588           See Netflix Petition to Deny at 74.  Netflix refers to the “X1 set-top box” in its opposition.  See id.  The X1 is a platform, not a set-top box.  X1 can be experienced on Comcast-supplied equipment, such as the XG1 set-top box, or customer-owned equipment, such as a tablet or smartphone using the Xfinity TV app.
589           See supra note 557.
590           See, e.g., Install and Watch the Netflix App on Xbox 360, Xbox, http://support.xbox.com/en-US/xbox-360/apps/netflix-setup (last visited Sept. 18, 2014); Amazon Instant Video on Xbox Live, Xbox, http://support.xbox.com/en-US/xbox-one/apps/amazon-instant-video (last visited Sept. 18, 2014); How do I activate Hulu Plus on my Roku Player, Roku, http://support.roku.com/entries/332189-How-do-I-activate-Hulu-Plus-on-my-Roku-player (last visited Sept. 18, 2014); How to Activate Netflix on Your Blu-Ray Player, Samsung, http://www.samsung.com/us/support/supportOwnersHowToGuidePopup.do?howto_guide_seq=3103&prd_ia_cd=N0000071&map_seq=15190 (last visited Sept. 18, 2014).

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There is likewise no basis for Netflix’s claim that the X1 platform is a “gatekeeper” for over-the top video apps.591  Legacy set-top boxes across the country, in and out of Comcast’s existing and future markets, have no Internet apps today, so it is difficult to see any reason why Netflix – with its 36 million-plus domestic subscribers (which is more than Comcast and TWC combined) – thinks its app must be included on X1-capable boxes.  More fundamentally, Netflix does not explain why Comcast should be compelled to accept any party’s over-the-top app on its X1-capable boxes, when Roku, Apple TV, and others have no such obligation for their millions of already-deployed devices, and instead are free to negotiate whatever deals they choose.  Although Comcast offers and has experimented with a small selection of over-the-top apps, it has not reached definitive views about the best direction for the platform, particularly given that online content and services are already readily available on Internet-connected TV devices that can be used with X1-capable boxes.592  It may make as much or more sense to devote the interactivity of the X1 platform to apps closely linked to the core of Comcast’s Title VI cable offering or to apps that help Comcast differentiate its offerings from its competitors.  Or, Comcast may decide that its experience with the few over-the-top app partners it has to date has been positive and useful, and thus to expand in that direction.  But in either case, there is no

591           WGAW makes an equally invalid claim regarding the X1’s inclusion of only one music app.  See WGAW et al. Petition to Deny at 59.

592           Netflix’s gatekeeper claims are undercut by two additional facts.  First, X1 is still a nascent platform.  There are {{ }} X1-based customers in Comcast’s markets today, and X1 boxes represent about {{ }} of Comcast’s installed base of set-top boxes.  Moreover, {{ }} of the X1-capable boxes currently have the technical capability even to support Internet-delivered apps – the remainder lack the memory, processor speed, and other technical characteristics to do so.  Second, the X1 platform allows customers to access Internet content using the platform’s Send-to-TV feature.  Customers with Internet-accessible X1-capable boxes can use this feature to navigate to a webpage on a third-party device, such as a smartphone or tablet, and then use Send-to-TV to have the X1 pull up the content on the television.  See Download and Use Send to TV, Comcast Corp., http://customer.comcast.com/help-and-support/cable-tv/download-and-use-send-to-tv/ (last updated Aug. 6, 2014).  To date, usage of Send-to-TV has been low, though Comcast is currently working on improvements to the feature.

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plausible reason any third party should be entitled to dictate to Comcast what the best use of its own equipment and service platform should be.593

5.	No Harm to Voice Services

As discussed above, the Transaction will bring benefits to the voice marketplace by enabling the combined company to offer more advanced and innovative voice services to consumers and making it a more robust competitor.594  The Transaction will not reduce the number of voice competitors in any market, and no opponent contends otherwise.  Nor does any commenter challenge these benefits to competition and consumers.

However, a handful of ILECs and CLECs seek assistance from the Commission through an assortment of proposed conditions from the unreasonable to the radical, including requiring the combined company to forfeit certain statutory rights, that would hamstring Comcast’s ability to compete in the voice services market.
For example, the Maine RLECs – whose hostility to competition is a matter of record before the Commission595 – assert that intermodal voice competition from cable operators subjects them to undue economic burdens that undermine their ability to provide universal service, and thus they need certain regulatory handicapping in order to compete.596  The Maine Public Utilities Commission has discredited this argument and repeatedly rejected it, and, in any

593           Although there are developer guidelines for apps on the X1 platform, there is no general toolkit that just allows an edge provider to develop an app for the X1 platform.  That is because launching apps on the X1 platform can entail significant development, integration, and other work.
594           See supra Section III.B.5.
595           Petition of CRC Commc’ns of Maine, Inc. and Time Warner Cable Inc. for Preemption Pursuant to Section 253 of the Commc’ns Act, as Amended, Declaratory Ruling, 26 FCC Rcd. 8259 ¶ 8 (2011) (describing Maine RLECs’ refusal to interconnect).
596           Lincolnville Networks, Inc., Tidewater Telecom, Inc., Oxford Telephone Company, Oxford West Telephone Company, and UniTel, Inc. (“Maine RLECs”) Petition to Deny at 2-3, 8.

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event, it is completely unrelated to the Transaction.597  Undeterred, the Maine RLECs ask the Commission to require the combined company to forego its statutory right to local number portability under Section 251(b)(2).598 Such a request would impose clear harm on consumers and has accordingly been squarely rejected by the Maine Commission.599  The Commission should follow suit here as well, reminding the Maine RLECs that the central goal of the antitrust laws and the Commission’s settled policy is “to protect competition, not competitors.”600

For the same reasons, the Commission should reject CenturyLink’s self-serving and anticompetitive proposal that the combined company be prevented from ordering unbundled network elements (“UNEs”) at TELRIC rates and seeking interconnection pursuant to Section 251(c), broadly claiming that the combined company will have sufficient resources to build any

597           Lincolnville Networks, Inc., Petition for Suspension or Modification of the Application of the Requirements of 47 U.S.C. § 251(b) and (c), Pursuant to 47 U.S.C. § 251(f)(2) regarding Time Warner Cable Info. Servs. (Maine), LLC’s Request, Order, Docket Nos. 2012-218-221 (Me. Pub. Utils. Comm’n Feb. 22, 2013) (“Maine RLECs Interconnection Order”), aff’d, Order on Reconsideration (Me. Pub. Utils. Comm’n Apr. 12, 2013); Request for Arbitration of Interconnection Agreement Between Time Warner Cable Info. Servs.(Maine) LLC & Lincolnville Networks, Inc. et al., Order, Docket Nos. 2012-133-137 (Me. Pub. Utils. Comm’n Oct. 5, 2012) (noting other mechanisms of offsetting financial impact of competition to preserve universal service).
598           Maine RLECs Petition to Deny at 8-9.
599           Lincolnville Networks, Inc., Petition for Suspension or Modification of the Application of the Requirements of 47 U.S.C. § 251(b) and (c), Pursuant to 47 U.S.C. § 251(f)(2) regarding Time Warner Cable Info. Servs. (Maine), LLC’s Request, Order, Docket Nos. 2012-218-221 (Me. Pub. Utils. Comm’n Feb. 22, 2013), aff’d, Order on Reconsideration (Me. Pub. Utils. Comm’n Apr. 12, 2013).
600           Bell Atl. Mobile Sys. and NYNEX Mobile Commc’ns Co., Memorandum Opinion and Order, 12 FCC Rcd. 22280 ¶ 16 (1997); see also SBC Commc’ns Inc. v. FCC, 56 F.3d 1484, 1492 (D.C. Cir. 1995) (upholding Commission decision not to condition merger as requested by competitor and noting that such conditions “seem to be rooted in the mistaken belief that the Commission should protect competitors at the expense of consumers”).  In addition, NTCA speculates that the combined company may offer low-priced introductory offers or free service, including to anchor institutions.  See NTCA Petition to Deny at 8.  Again, NTCA fails to show that such an alleged outcome is transaction-specific.  Nor does it show that such offers would be harmful to competition or consumers and other end-users, which would be difficult to do given that some parties seek conditions requiring the company to make these very same offers.  See City of Los Angeles et al. Petition to Deny at 6 (seeking s condition requiring Comcast to provide free service to libraries, schools, and community centers).  That said, as a general matter, attempts by some franchising authorities to use this proceeding to extract specific benefits, such as a requirement that Comcast provide services, support certain types of networks, and make particular investments, are wholly unrelated to this transaction and should be rejected.  See, e.g., City of Boston Comments at 2 (seeking unspecified “[s]upport for institutional networks and municipal resiliency initiatives”); City of New York Comments at 1-2 (same).

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inputs on its own.601  In effect, CenturyLink seeks forbearance relief from its statutory obligations vis-à-vis Comcast602 – for itself and on behalf of other ILECs – without the trouble of making the market-by-market showing required by statute.603  The Commission should reject this plea to put CenturyLink’s interests before those of consumers.

6.	No Harm to Business Services

As described above, a very substantial benefit of this Transaction will be the increased competition, lower prices, and improved services it will bring to the business services market, in which such enhanced competition is greatly needed.  No commenter meaningfully challenged these substantial benefits.

COMPTEL expresses concern over the possibility that the Transaction will result in the loss of wholesale inputs its members currently have from TWC and thereby harm competition.604  But COMPTEL provides no basis for assuming that Comcast will eliminate these business arrangements with TWC.  And, in fact, Comcast has no such plans to do so.  Rather, Comcast intends to honor these existing TWC arrangements and will act in a manner consistent with the terms and conditions of those contracts.  Beyond, this, Comcast continues to

601           CenturyLink Comments at 38-41; see also 47 U.S.C. §§ 251(c), (d)(1).  This proposal is not at all “similar” to AT&T’s agreement not to give effect to rulings altering its own UNE obligations in connection with its merger with BellSouth.  CenturyLink Comments at 41 n.86.  Whereas AT&T simply agreed not to take full advantage of regulatory relief it had obtained – which in turn restored competitors’ UNE rights – CenturyLink’s proposal would deprive the combined company of exercising certain of its rights at all.
602           See, e.g., Implementation of the Local Competition Provisions of the Telecomms. Act of 1996, Third Report and Order and Fourth Further Notice of Proposed Rulemaking, 15 FCC Rcd. 3696 ¶ 3 (1999) (purpose of Section 251 is to “reduce inherent economic and operational advantages possessed by” ILECs); AT&T Corp. v. Iowa Utils. Bd., 525 U.S. 366, 371 (1999) (noting purpose of these provisions to “facilitate market entry”).
603           See 47 U.S.C. § 160(a) (forbearance with respect to a particular provision not granted unless petitioner can demonstrate, inter alia, that (1) enforcement of the provision is not necessary to ensure just and reasonable practices or rates, (2) enforcement is not necessary to protect consumers, and (3) forbearance is consistent with the public interest).
604           COMPTEL Petition to Deny at 10-12 (noting that application does not include confirmation of the combined company’s intent to continue providing wholesale services to COMPTEL members).  Similarly, Public Knowledge asserts, without basis, that the combined company’s scale will give it undue leverage with respect to interconnection, a result that, as discussed above, is unlikely if not impossible.  See supra Section II.C.

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be active in this business services space and is currently in negotiations with a number of competitive providers to provide continued and enhanced wholesale services.  In short, viewed from this angle as well, far from reducing competition in the business services market, the Transaction will enhance it.

7.	No Harm from Loss of “Benchmark” Competition

Some commenters claim that Comcast’s acquisition of TWC will eliminate TWC as an independent source of “benchmark” prices, thereby increasing the likelihood of anticompetitive behavior.605  This claim is without merit.  The fear that the elimination of TWC as one of many “benchmarks” in the industry would lead to higher prices is entirely unfounded.  Moreover, the effect of a benchmark on pricing is neutral; it can cause firms to increase prices or decrease prices.  As Dr. Israel puts it, “[T]here is no basis to conclude that eliminating TWC as one of many competitive benchmarks would lead to higher prices or otherwise harm competition.”606  There is no plausible economic argument that one additional benchmark is key to consumer welfare.607

Moreover, the Commission has found that “benchmarking does not represent as useful or important a regulatory tool as the Commission previously believed.”608  Instead, the Commission realized that measuring a company’s performance over time is the most appropriate way to detect and evaluate alleged discriminatory practices.  Unlike with respect to the monopoly ILEC inputs of the 1990s, the broadband access and MVPD markets are diverse and intermodal.  Before and after the Transaction, Comcast faces competitive pressure from telco and DBS providers, as well

605           See Cogent Petition to Deny, Farrell Decl. ¶¶ 94-96; Dish Petition to Deny, Sappington Decl. at 25; Free Press Petition to Deny at 20-21; Los Angeles County et al. Petition to Deny at 9.
606           See Israel Reply Decl. ¶¶ 14, 207.
607           See Israel Decl. ¶¶ 115-116; Israel Reply Decl. ¶¶ 14, 207.
608           AT&T-BellSouth Order ¶ 189.

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as from overbuilders.  Therefore, to the extent benchmarking is a useful tool, the Commission can compare Comcast to the numerous competitors it faces in those markets in which it actually competes.

C.	No Vertical Harms: The Transaction Will Not Facilitate Anticompetitive Foreclosure or Other Exclusionary Conduct.

In this section, Applicants address alleged potential vertical harms from the Transaction, showing that these are likewise without merit.  As in prior analyses, Applicants start with purported concerns about Comcast’s use of its broadband service to block or degrade OVDs in order to bolster Comcast’s video business.  Netflix, Cogent, and Dish, in particular, have advanced new self-serving theories of vertical harm that precisely match up with their business objectives of avoiding normal competitive forces and gaining negotiation advantages.  Their principal focus concerns Internet traffic exchange, which (1) they attempt to portray as a market failure when, in fact, that marketplace is working extremely well, while (2) claiming that the Transaction will exacerbate these purported “market failures.”

Some commenters also cite alleged vertical harms involving Comcast’s licensing of video programming to MVPDs and OVDs, and its carriage of unaffiliated video programmers, all of which are easily dispensed with as well.  These video programming-related allegations largely re-hash the same arguments made in the NBCUniversal transaction.  The Commission has already thoroughly considered the issues associated with combining NBCUniversal’s programming with Comcast’s cable systems, and addressed any perceived concerns through a significant set of program-related conditions and voluntary undertakings in that prior transaction that will extend to the acquired systems and programming assets here.  Although Comcast will gain seven million additional cable subscribers in this Transaction, it will acquire only modest additional programming assets.  Thus, the Transaction does not create any new or additional

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risks of harm in this area.  Nonetheless, a variety of programmers and others are hoping to use the Transaction to advance their own individual business interests through regulatory fiat.  Whether old or new, these opportunistic claims do not withstand scrutiny.

1.	No Vertical Foreclosure of OVDs on the Broadband Network

Several commenters rebottle the horizontal broadband concerns debunked in Section IV.B. above into a theory of vertical harm, although this vintage fares no better:  Comcast will, the argument goes, use its increased number of broadband subscribers to foreclose their access to Internet content in order to bolster Comcast’s video business.  Some commenters also vaguely allege harm to OVDs because of their supposedly diminished bargaining power vis-à-vis the combined entity.  But no commenters are able to identify any coherent reason why the Transaction will increase the incentive or ability of the combined entity to engage in such activities.
As explained below, the Transaction will not increase Comcast’s incentive or ability to foreclose access to Internet content or applications.  All other concerns that commenters raise in this proceeding are not transaction-specific and have their proper place in industry-wide proceedings, some of which are ongoing.609
a.	Broadband Foreclosure Claims Are Not Transaction-Specific.

Notwithstanding repeated allegations by some commenters,610 the combined company will have no enhanced incentive or ability to risk degrading or devaluing its Internet access service to harm OVDs for the sake of protecting its video business.  Simply put, there is no reason to believe that Comcast and TWC (or any other MPVD for that matter) have any different

609           See, e.g., Comcast Corp. Comments, GN Docket Nos. 14-28, 10-127 (July 15, 2014).

610           See Netflix Petition to Deny at 94-95; Cogent Petition to Deny at 2; Dish Petition to Deny at 70.

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incentives in this area today.  As an initial matter, it is hard to see how commenters can in good faith portray this alleged concern as a transaction-specific issue, when the same claims about ISPs’ current incentives and ability are raised in the pending Open Internet proceeding,611 in every effort Public Knowledge has made over usage-based billing,612 and otherwise.  Moreover, the comments contain no cohesive theory at all (and in some cases, not even a faint effort) to explain why the Transaction would in some way increase this supposedly ubiquitous wireline MVPD incentive or ability.  And, given the pending Open Internet proceeding (and Comcast’s independent commitment to the prior Open Internet rules), there is no need for separate treatment of the issue here.

Further, the two examples cited by almost all opposing commenters for why this issue is a concern that the Commission should address here are the disputes regarding Netflix traffic that arose between Level 3 and Comcast three years ago, and between Cogent and Comcast over a year ago – which suggests that this concern about Comcast’s alleged abuse of its alleged “terminating access monopoly” is anything but transaction-specific.  And indeed, these same arguments, concerns, and incidents (broadened to include similar disputes with Verizon and

611           See Public Knowledge et al. Comments, GN Docket No. 14-28 et al., at 13-22 (July 15, 2014); COMPTEL Comments, GN Docket Nos. 14-28, 10-127, at 7-20 (July 15, 2014); Cogent Comments, GN Docket Nos. 14-28, 10-127, at 8-9, 38 (July 15, 2014); Free Press Comments, GN Docket Nos. 14-28 et al., at 125-39 (July 17, 2014); Netflix Comments, GN Docket Nos. 14-28, 10-127, at 6-20 (July 15, 2014); Senator Franken Comments, GN Docket No. 14-28, at 2 (July 15, 2014); Writers Guild of America, West, Comments, GN Docket Nos. 14-28, 10-127, at 13-16 (July 15, 2014).

612           See, e.g., Public Knowledge et al. Comments, GN Docket No. 14-28 et al., at 48-60 (July 15, 2014); Letter from Michael Weinberg, Vice President, Public Knowledge, to Acting Chairwoman Mignon Clyburn, FCC, at 2 (Aug. 22, 2013), available at http://apps.fcc.gov/ecfs/document/view?id=7520939385 (“As Public Knowledge detailed in its original petition, data caps undermine the ability of video providers unaffiliated with ISPs to compete with those video providers that are also ISPs.”); Petition to Enforce Merger Conditions of Public Knowledge, MB Docket No. 10-56, at 7 (Aug. 1, 2012), available at http://apps.fcc.gov/ecfs/document/view?id=7022002447 (“Comcast is using its control over the transmission of network traffic to disadvantage unaffiliated competitors to Comcast’s pay television service and OTT video offering.”).

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AT&T) are made in the Commission’s Open Internet proceeding,613 further underscoring the degree to which these issues cannot seriously be portrayed as transaction-related concerns.

In any event, should the Commission decide to address these claims here, Applicants show below why Comcast will have neither the incentive nor the ability to foreclose OVDs.

b.	The Combined Company Will Have No Enhanced Incentive to Foreclose OVDs.

i.	Comcast’s Offering of Streampix and IP Cable Service Provides No Increased Incentive to Foreclose OVDs.

Commenters try to make this a transaction-specific issue with claims that Comcast has a greater incentive than TWC to foreclose OVDs due to Comcast’s Streampix offering and its more rapid migration to an all-IP network.614  But Streampix is not designed as an out-of-footprint, over-the-top video service, much as commenters would like to pretend otherwise.  It is a branded VOD offering, available on Comcast’s set-top boxes; its unique claim is simply that in assembling the service, Comcast set out to acquire full online rights as well, and highlighted the over-the-top access of the network.  And though Comcast sought to create excitement around Streampix by offering the online version through a unique online site and app, and offered Streampix to a small number of Xfinity broadband-only customers in one region, these attracted minimal interest:  both the site and the app are being decommissioned, and the standalone offer was discontinued.  Going forward, Streampix will simply be part of the Xfinity TV app and website like other VOD offerings.

613           See, e.g., Netflix Comments, Protecting and Promoting the Open Internet Framework for Broadband Internet Service, GN Docket Nos. 14-28, 10-127, at 11-15 (July 15, 2014); Free Press Comments, Protecting and Promoting the Open Internet Framework for Broadband Internet Service, GN Docket Nos. 14-28, 10-127, at 145-46 (July 15, 2014).

614           Netflix Petition to Deny at 32-34.

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As Dr. Israel demonstrates, “a strategy to foreclose OVDs by harming their access to the Comcast broadband network would harm Comcast more than the competition.”  He explains:

The existence of a vibrant OVD sector . . . provides the applications that make best use of Comcast’s high-speed broadband network. . . .  [I]t seems far-fetched that angry Comcast broadband customers would then turn to (or increase their use of) Comcast video offerings; rather, it seems more likely that customers would prefer to turn to offerings from other providers.615

Comcast’s progress in beginning to offer its cable services in IP likewise creates no enhanced foreclosure incentive.  IP is merely an alternative to the QAM technology traditionally used by cable companies, and it is already used by some MVPDs like AT&T U-verse for their entire cable offering.  Commenters seek to conflate and confuse the distinction between cable services using Internet Protocol and the distribution of video over the public Internet.  Whether Comcast uses IP or QAM has no logical (or demonstrated) impact on its foreclosure incentives.  Moreover, TWC is also committed to transitioning to an IP network, so again this argument is not transaction-specific.  The Transaction may enable this conversion to occur more quickly for the combined company, but that transition is coming across the industry (to great consumer benefit) regardless.

ii.	Degrading Access To OVDs Would Harm Comcast’s Broadband Business More Than It Supposedly Would Benefit Its MVPD Business.

While OVDs like Netflix compete in certain respects with some of Comcast’s MVPD offerings, OVDs contribute enormous value to the Internet ecosystem central to Comcast’s Internet access service.  As Netflix’s own investor page states:  “The more successful Netflix becomes, the more important we are to the ISPs’ subscribers.”616  Netflix, of course, knows this

615           Israel Reply Decl. ¶ 126.
616           Netflix Long Term View, Netflix, http://ir.netflix.com/long-term-view.cfm (last visited Sept. 17, 2014).

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all too well and has used this for bargaining leverage against ISPs.617  Its CEO Reed Hastings has stated to analysts that cable operators’ broadband businesses and over-the-top video companies like Netflix will “reinforce each other” in the years to come.618  It is firmly in Comcast’s economic interest to meet its customers’ demand by providing the most attractive Internet access to any content consumers want (including popular high-bandwidth video content), so that existing customers continue to demand its service (or upgrade to even faster service) and new consumers choose Comcast.619  And the Commission should not ignore that OVDs have become large buyers of NBCUniversal content.  In 2013 alone, OVDs accounted for nearly {{ }} in revenues for NBCUniversal – a figure that has grown more than five-fold since 2009 – which creates yet another significant disincentive for Comcast to harm or degrade the performance of OVDs.620

It is thus hardly surprising that Dr. Israel’s analysis of Comcast and TWC data has demonstrated that {{ }}.  This is exactly the opposite of what one would expect if Comcast or TWC were attempting to harm OVDs to benefit their video businesses.621

617           In January 2013, Netflix unveiled “super HD” video quality but said that only users of those broadband providers that signed up for its Open Connect CDN can select “super HD.”  See Richard Lawler, Netflix launches ‘Super HD’ and 3D streaming – but only through certain ISPs, Engadget (Jan. 8, 2013), http://www.engadget.com/2013/01/08/netflix-super-hd-3d-streaming/.  In September 2013, Netflix opened “super HD” to everyone, likely in part based on Netflix subscriber complaints.  See Jon Brodkin, Netflix no longer blocks best HD content when feuding with your ISP, Ars Technica (Sept. 27, 2013), http://arstechnica.com/information-technology/2013/09/netflix-no-longer-blocks-best-hd-content-when-feuding-with-your-isp/.
618           Netflix, Inc., Q4 2013 Earnings Call, Tr. at 16 (Jan. 22, 2014), http://files.shareholder.com/downloads/NFLX/3432580279x0x720548/ea656605-6780-4844-9114-3985aaabeaa4/NFLX-Transcript-2014-01-22T22_00.pdf.  Mr. Hastings also said:  “I think we’ll just continue to work through those issues.  I think the more that you own cable companies, you want great broadband services, you want consumers to take higher and higher priced tiers, and I think we’ll find that our interests are very co-aligned and that fundamentally cable businesses are enormously profitable broadband franchises.”  Id.
619           Comcast-TWC Public Interest Statement at 157; Israel Decl. ¶ 3.
620	Response to Request No. 19, Exhibit 19.5(a).
621           See Israel Reply Decl. ¶¶ 120-121; see also id. ¶ 121, Table 7.

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Commenters’ attempt to locate the missing incentive for Comcast to degrade its broadband services out of a desire to protect its MVPD service is divorced from clear market realities.  As shown below, Comcast’s broadband business is higher-growth than its video business – a simple fact that commenters ignore but that is indisputable.  Proper analysis here shows that it would make little commercial sense for Comcast to inflict harm on its broadband business in order to benefit its video business.

Broadband’s higher growth than video is shown in recent subscription results.  For example, in the second quarter of 2014, Comcast’s broadband customers increased by 203,000, while video customers decreased by 144,000, compared to the second quarter of 2013.622  And consider the table below from an October 2013 internal Comcast overview of customer lifetime value (“CLV”), which indicates that the operating cash flow margin (see column 4 “OCF Margin” below) for Comcast’s data-only offering is {{ }}.623

{{ }}

Moreover, the CLV for a data-only customer is {{ }} that of a video-only customer.624  In other words, Comcast would need to acquire at least {{ }}.  Harming its broadband service would also result in loss of double-play customers.  Comcast would need to add more than {{ }}.625  Given these ratios, the general trend in cable subscriptions,626 and the ever-shrinking margins

622           Comcast Corp., Current Report (Form 8-K), at 3 (July 22, 2014); see also Comcast Report 2nd  Quarter 2014 Results, www.cmcsa.com/releasedetail.cfm?ReleaseID=861091.
623           As Dr. Israel explains, a higher broadband margin cannot create any upward pricing pressure in a transaction where there is no horizontal concern.  It also cannot be misconstrued to be a signal of market power in broadband to foreclose OVD competition due to all the ways in which Comcast is unable to engage in any possible foreclosure strategy.  Israel Reply Decl. ¶ 59 n.47.
624           CLV refers to the present value of future net cash flows attributable to a particular customer over the entire length of Comcast’s relationship with the customer.  Variables determining CLV include {{ }}.
625           See Israel Reply Decl. ¶¶ 58-61.
626           Comcast-TWC Public Interest Statement at 67 (noting that “established cable operators across the nation continue to lose subscribers”).

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due to rising programming costs associated with those subscriptions,627 it would make little business sense for Comcast to harm its broadband offering to favor its video service.

Further, there is little question that blocking or degrading OVD service would cause Comcast to risk losing broadband customers.  As noted above, many commenters contend that Comcast’s highest broadband speeds are especially attractive to heavy users of over-the-top video.  As Netflix argues:  “Comcast subscribers, after all, do not purchase 105 Mbps broadband connections just to send email or surf the web.  They purchase high-speed broadband to use that capacity to its fullest—likely to consume rich media content, including streaming video.”628  To the degree that is so, it would be entirely self-defeating and illogical for Comcast to degrade and devalue its services by trying to block or degrade online video traffic or reduce its quality.  At a minimum, once it became known that Comcast blocked or degraded online video, its broadband customers likely would not bother to upgrade to its higher broadband tiers, or might in fact switch to lower-speed, less profitable tiers.  As Dr. Israel explains:

The speed enabled by Comcast’s broadband network is well suited to—in fact is only fully utilized by—online video content, and thus Comcast’s broadband investment is deeply complementary to the growth of online video distributors (OVDs); their side-by-side development being a leading example of the virtuous cycle between improving broadband networks and edge provider services.  As a result, any strategy to harm online video distributors would involve Comcast degrading the very applications that its broadband network is built to serve and that best enable Comcast to attract broadband customers and generate a return on its broadband investment.629

As the GSG research demonstrates, significant majorities of broadband subscribers likely would switch ISPs if their provider blocked or degraded access to edge provider content.630

627           Id. at 148-49.
628           Netflix Petition to Deny at 66.
629           Israel Reply Decl. ¶ 9.
630           Supra Section IV.A.1.

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These consumer attitudes are in line with the results of a survey conducted by Consumer Reports earlier this year.  According to that survey, 71 percent of respondents said they would switch to an alternative ISP if their provider were to try to block, slow down, or charge more for services such as Amazon Instant Video, Netflix, Pandora, and Skype.631  Real-world experience confirms this result:  amid the dispute with Netflix, Comcast suffered a surge in Netflix-related customer calls complaining about Comcast’s broadband service.632  The fact that Comcast customers reacted so strongly to this temporary and isolated event, which involved no change in Comcast’s business practices or policies, is quite telling.  As Dr. Israel explains:

[T]he vast majority of customers would be willing not only to switch but to switch to slower speed service (including DSL or wireless) if their broadband provider were to degrade access to edge providers in a material way.  And . . . substantial switching does occur: Comcast’s churn data indicate that over the course of a single year, approximately {{ }} of Comcast’s broadband customers churn.633

Thus, if Comcast degraded access to Internet content, broadband subscribers likely would switch to Comcast’s competitors.  And they would certainly have options for switching, as discussed above.  These options would also only increase because any strategy to degrade edge provider content would only encourage further entry by the likes of Google, whose very fiber buildout reflects its “vested interest” in maintaining competitive broadband markets to support its huge edge provider business.634  Any of these consumer responses – switching to another fixed broadband provider, shifting to a lower-speed tier, or cutting the fixed broadband cord altogether

631           The nationally representative survey was conducted by the Consumer Reports National Research Center in February of 2014 and sampled 800 U.S. households with broadband service.  Glenn Derene, 71% of U.S. Households Would Switch from Providers That Attempt to Interfere with Internet, Consumer Reports (Feb. 18, 2014), available at http://www.consumerreports.org/cro/news/2014/02/71-%-of-households-would-switch-if-provider-interferes-with-internet-traffic/index.htm#survey.
632           See Response to Request 74; Israel Reply Decl. ¶ 56.
633           Israel Reply Decl. ¶ 32.
634	Id. ¶¶ 95, 98.

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– would inflict costly damage on Comcast’s higher-growth broadband business (both financially and in brand reputation).

To be sure, certain commenters argue that customers’ ability to switch to other broadband providers is limited (by, for example, putative high switching costs).  There may be some providers whose policies make that difficult, and Comcast is aware that a few unfortunate incidents with its customer service representatives over the past year illustrated occasional customer service failures that complicate switching requests.  But, as noted, the reality is that over the course of a single year, approximately {{ }} of Comcast’s broadband subscribers churn.635  And Comcast has no policies designed to create high bars to switching, given that [[ ]] percent of its residential broadband customers are not contractually bound, and thus have no early termination fees; Comcast also facilitates free mail-in return of modem equipment.636

Further, as Dr. Israel points out, commenters “fail[] to acknowledge the substantial cost that such reductions in consumption of broadband service would have on Comcast.”637  The issue is not just that video is a lower-growth business, as discussed, but also that, given the competitiveness of the MVPD landscape,638 there would be no assurance in any foreclosure strategy that Comcast would even gain a video customer.  Any dissatisfied OVD customer could turn to Comcast’s telco competitors, DBS competitors, or cable and fiber overbuilders, like

635           These data include survey respondents who moved because, as Dr. Israel explains, “even if a move leads to a change in ISP, a move legitimately provides customers a chance to switch ISPs and ISPs a chance to compete for such customers.  Thus, the move itself removes switching costs, if there are any.”  Id. ¶ 93 n.103.  However, even if these respondents are excluded, the survey data still indicate substantial switching (e.g., roughly one-quarter of survey respondents switched providers in at least the past two years, and more than 40 percent switched providers within the past four years).  Id.
636           See Remarks of Tom Wheeler, Chairman, FCC, The Facts and Future of Broadband Competition (Sept. 4, 2014), available at http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0904/DOC-329161A1.pdf (noting that switching costs include, for example, early-termination fees and equipment rental fees).
637           Israel Reply Decl. ¶ 58.
638           See Comcast-TWC Public Interest Statement at 20-22, 67-68; Rosston/Topper Decl. ¶¶ 169-173.

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RCN, WOW!, and Google Fiber – and a customer angry at Comcast’s broadband conduct likely would choose one of those providers rather than “rewarding” Comcast’s bad behavior with a cable subscription (or increased video usage).  Thus, given the complementary relationship between OVDs and Comcast’s broadband business, and the prospect of consumers switching broadband providers, consuming less wired broadband, or switching to non-Comcast MVPDs Dr. Carlton observes, “in situations where Comcast and an edge provider are in competition for customers, Comcast has an incentive to reach a mutually beneficial vertical arrangement with the edge provider rather than attempt to harm it.”639

Finally, it bears emphasis that OVDs are still largely complements not only to MVPDs’ broadband businesses, but also to their MVPD businesses.  As Netflix’s investor page puts it:  “In the USA, MVPDs have remained stable at about 100M subscribers while Netflix has grown to over 36M members.  The stability of the MVPD subscriber base, despite Netflix’s large membership, suggests that most members consider Netflix complementary to, rather than a substitute for, MVPD video.”640  For example, OVDs’ library content that allows consumers to watch entire prior seasons of popular shows complements the current season and live content delivered by MVPDs.  Dish concurs that OVD offerings are complements to MVPD offerings.641  Thus, the “gain” from harming Netflix and other similar OVDs might not even be more cable video customers (since a Netflix subscriber might already be a Comcast video customer), but at most a slight theoretical bump in VOD usage or electronic-sell-through purchases – reducing the purported value of such vertical foreclosure even more.

639	Carlton Decl. ¶ 11.
640	Netflix Long Term View, http://ir.netflix.com/long-term-view.cfm (last visited Sept. 20, 2014).
641           See Dish Petition to Deny at 18-19 (“OTT video providers—including Netflix, Amazon, and Hulu—today serve as a complement to traditional MVPD subscriptions.”).

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A further and powerful disincentive to foreclose OVDs is Comcast’s recent interconnection agreement with Netflix, which {{ }}.  Under that arrangement, {{ }}.  It would not be a sensible strategy for Comcast to offer such terms to a company it was trying to suppress.  Moreover, as Drs. Israel and Carlton highlight, {{ }} – and enjoys a long-term arrangement with Comcast – means that the combined company could have no incentive or practical reason to foreclose other OVDs; such a strategy would only strengthen Netflix, making it an even more viable company by constraining its competitors.642

In addition, given that the other largest OVDs – Google and Amazon – are invested in online video distribution as a core business to support their broader business strategies, any attempted foreclosure would be especially irrational because it would not drive those OVDs out of the market and would just hurt Comcast’s broadband service.643
In sum, given the current business realities, there is no plausible reason to conclude that the Transaction would increase Comcast’s incentive to harm its broadband service by blocking or degrading access to Internet content.644

c.	The Combined Company Will Have No Enhanced Ability to Foreclose OVDs.

The Transaction does nothing to increase the combined company’s ability to foreclose OVDs or edge providers – either over Comcast’s “last mile” network or at the point of interconnection with that network.  The Open Internet conditions by which Comcast is uniquely bound already prohibit blocking and unreasonable discrimination of lawful network traffic over

642	Israel Reply Decl. ¶¶ 116-129; Carlton Decl. ¶¶ 12-15.
643	Israel Reply Decl. ¶ 11.
644           In a related but distinct line of argument, Netflix’s economist, Dr. David S. Evans, implausibly asserts that Comcast may inhibit content providers from entering or succeeding in the OVD space in order to deter potential entrants into local high-speed Internet access markets.  See Netflix Petition to Deny, Evans Decl. ¶¶ 179-180.  It is in fact more plausible that any efforts by Comcast to inhibit OVDs would encourage new entry or expansion by entrants like Google Fiber and AT&T’s FTTP initiative.  See Israel Reply Decl. ¶ 11.

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Comcast’s last mile network.645  The Transaction will extend the protections of those conditions to the TWC and Charter systems acquired by Comcast, and thus directly address the risk of foreclosure perceived by commenters.  And, for the reasons set forth below, the Transaction does nothing to increase Comcast’s ability to engage in foreclosure at the point of interconnection with Comcast’s network.

i.	Comcast’s Dispute with Netflix and Cogent Does Not Demonstrate That It Had the Ability to Foreclose OVD Traffic.

The history of Comcast’s issues with Level 3 and Cogent and its recent direct interconnection agreement with Netflix do not illustrate, as commenters claim, that Comcast has sought to degrade access to, or exercise anticompetitive pressure on, Netflix.  To the contrary, in an effort to extract concessions to achieve its desired business arrangements, Netflix irresponsibly allowed its own service to suffer, and harmed not only its own customers but also other Internet customers served by both Comcast and Cogent.  Nor was this an isolated incident.  Netflix has had similar, widely-reported “congestion” disputes with Verizon, AT&T, and others,646 as part of its efforts to game the interconnection system for its own economic advantage and at the expense of consumers.

It is worth briefly reiterating the key details of what really happened in Comcast’s case, given the ink expended on this issue in the press and the comments.  Further, it is only fair to respond to Netflix’s misleading allegations in the record, given that Netflix’s position here is completely at odds with its voluntary contractual arrangements and its CEO Reed Hastings’ acknowledgments to Comcast executives on February 22, 2014 and March 16, 2014 that “you

645           Comcast-TWC Public Interest Statement at 168.
646           See, e.g., Dan Rayburn, New Data Questions Netflix’s Assertion that ISPs Are At Fault For Poor Quality (June 10, 2014), http://blog.streamingmedia.com/2014/06/netflix-isp-newdata.html.

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[Comcast] made peering affordable for us,” that Comcast’s team’s technical agility “is like nothing we’ve ever seen anywhere in the world,” and predicting “the great performance will be the major story over the coming months.”647  While Netflix’s change of heart may be expedient for its campaign to use the Transaction to “win[] the condition” of free interconnection – which it notified Comcast it intended to do absent concessions by Comcast – the facts are very much at odds with its allegations here.648  As Kevin McElearney, Senior Vice President of Network Engineering for Comcast Cable explains:649

•
“Edge providers have more options for delivering their traffic to end-users than ever before.  And it is they (and their transit or CDN provider(s)) that dictate the path their traffic will travel to reach our network.  Any edge provider that wants to deliver traffic to our customers can hand its traffic off to numerous other partners, and need never deal directly with us.  There is no ‘bottleneck’ issue with respect to last-mile delivery.  Comcast reaches well over 99 percent of the Internet’s networks through more than 40 settlement-free peers and numerous other commercial interconnection agreements, and across our interconnection partners there is more than enough capacity into our network – even enough to carry all of Netflix’s Comcast-bound traffic – which is available at reasonable, market-based prices.  Edge providers with sufficient traffic and their own CDN can arrange direct connections that result in additional savings.”

•
“[E]ven in the face of the Netflix-related congestion, Comcast’s utilization with its peers during the last 12 months was less than {{ }} percent on average during peak times – and those peers do not pay Comcast – which undermines Netflix’s suggestion that it sought out all routes where no payment to Comcast was required.  Netflix chose routes that it knew were insufficient, and created performance issues for itself and its customers.”

•
“Netflix appears to have adopted a self-serving strategy of using limited transit providers that never purchase interconnection services from their destination ISP.  The result of this self-imposed limitation is that many transit suppliers with available capacity and potentially comparable market pricing, were excluded from Netflix’s consideration.”

647	McElearney Decl. ¶ 44.
648	Id. ¶ 45.
649           Id. ¶¶ 3, 23, 36, 40, 41.

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•
“Netflix has not been honest about what it did to alter traffic destined for Comcast and several other large ISPs in 2010-2013.  During that period, it arranged for sudden shifts in the routing of massive volumes of its traffic (one-third of peak traffic bound to Comcast), first to Akamai, then to Limelight, then to Level 3 and Tata and Cogent.  In each case, Netflix attempted to force-deliver much more traffic into Comcast’s network than these providers’ agreements had forecasted and provisioned with Comcast.  In so doing – most notably, in the case of Cogent – Netflix effectively degraded its own customers’ experience (and that of other businesses relying on these same providers) in an effort to increase its bargaining leverage against Comcast (and other ISPs).”

•
“During Comcast and Cogent’s scheduled joint capacity review at the end of 2012, Cogent informed Comcast that it did not foresee needing any additional capacity for the coming year.  In the fall of 2013, however, Cogent requested that substantial additional capacity be added immediately to its interconnection links to accommodate a massive and unexpected spike in traffic.  Comcast offered to do so pursuant to a commercial arrangement, since the additional traffic would have put the company’s relationship in violation of our SFI Policy, but Cogent refused to have any discussions with Comcast other than repeated demands for ‘free’ interconnection.”

•
“Over the next few months, Cogent’s traffic into Comcast’s network grew by nearly 500 percent, overwhelming Cogent’s existing spare capacity and then overwhelming 50G of additional interconnection ports that Comcast supplied to Cogent on a complimentary basis in the hopes of relieving some pressure and showing good faith to encourage a solution.  The resulting congestion not only affected Netflix traffic, but also disrupted other customers of Comcast and Cogent.  Comcast repeatedly asked Cogent to meet and enter into discussions to resolve the situation, but they were not willing to meet to discuss any kind of commercial arrangement.  The problem thus remained unresolved until – after Netflix proposed and entered into a direct relationship with Comcast – Netflix reduced the volume of traffic that it transmitted to Comcast through Cogent.  Today, the Cogent-Comcast interconnection links are uncongested and the parties’ traffic flows are back in general balance, with a ratio of less than {{ }} over those links, and so now back in compliance with the SFI Policy.  This means capacity is again available for many third parties who need to reach Comcast’s network through this route.”

•
“Comcast at all times dealt responsibly and in good faith with Akamai, Limelight, Level 3, Tata, and Cogent – and with Netflix as well when it sought to connect directly to our network.  We ultimately reached a mutually agreeable direct interconnection agreement with Netflix in February of this year.  At that time, Netflix’s CEO wrote to Comcast executives and said:  ‘We found middle ground on our issues that worked well for both of us for the long term, and works great for consumers.’  Comcast, of course, wholeheartedly

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shared that view and still does.  Comcast is fully complying with that agreement and looks forward to a successful partnership with Netflix for years to come.”

The above facts, explained in further detail in the McElearney Declaration, are in contrast to the narratives spun by Netflix and Cogent and those commenters who blindly parrot their version of events.  And they are backed up by the general marketplace dynamics and edge provider routing capabilities that are explained by Dr. Dovrolis:
[A] receiving [network] cannot stop the sending [network] from pushing all its traffic over one interconnection link rather than spreading it among several, from using up all available capacity on a particular link the moment it becomes available, or from sending too much traffic over an interconnection link, potentially creating serious congestion issues.650

In short, the reality undermines claims about vertical edge provide foreclosure concerns that are, of course, not transaction-specific anyway.

ii.	In Fact, Comcast Does Not Have the Ability to Successfully “Foreclose” OVD Traffic Without Great Risk to Its Own Business Interests and Interconnectivity.

The interconnectedness of the Internet backbone and the availability of alternative and redundant routes address any “terminating access monopoly” concerns, today or post-transaction, that Comcast has or would have the ability to foreclose OVDs.  Some commenters have invoked the phrase “terminating access monopoly” in an attempt to conjure up concerns in this regard, seeking to build, from Comcast’s share of broadband subscribers on last-mile facilities (a separate and distinct marketplace), a theory that Comcast could leverage control over the “first” mile by dominating the “market” for interconnection with its network (which is its own separate market with different dynamics and characteristics).  But this argument fails.  The “terminating access monopoly” phrase might have made sense in the context of the then-monopoly public

650	Dovrolis Decl. at 15.

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switched telephone network or “PSTN,” where there was only one network to connect to and one flavor of interconnection agreement with that terminating local exchange carrier.  But this analogy is misleading and irrelevant when applied to the backbone interconnection market.

As an initial matter, and as demonstrated above, Comcast does not possess a monopoly over customers’ Internet access.  To the contrary, the vast majority of consumers have access to multiple fixed broadband providers, and consumers’ choices for ISPs are growing over time:

Percentage of Households Located in Census Tracts Where Fixed Broadband Providers Report Offering At Least 3 Mbps/768 kbps651

Number of Fixed Broadband Providers	December 2009	June 2013
At Least 3	28%	78%
At Least 2	76%	99%
At Least 1	97%	100%

Consumers’ ISP choices offering higher speeds652 have grown dramatically as well:

651           See Indus. Analysis and Tech. Div., Wireline Competition Bureau, FCC, Internet Access Services:  Status as of December 31, 2009, at 7 (Dec. 2010), available at http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-303405A1.pdf; Internet Access Services Report as of June 2013, at 9.
652           Chairman Wheeler has urged targeting higher speed thresholds to “capture the increasing demand for better wired broadband.”  See Remarks of Tom Wheeler, Chairman, FCC, The Facts and Future of Broadband Competition, at 2 (Sept. 4, 2014).  Although many online services do not require high-speed services, the demand from consumers noted by the speech illustrates the strong incentives that existing and potential broadband providers have to upgrade and deploy increasingly advanced technology.  Thus, it is not surprising that various mobile and fixed broadband providers have undertaken significant investments in recent years and likely will continue to do so.

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Percentage of Households Located in Census Tracts Where Fixed Broadband Providers Report Offering At Least 10 Mbps/1.5 Mbps653

Number of Fixed Broadband Providers	December 2009	June 2013
At Least 3	2%	54%
At Least 2	22%	92%
At Least 1	80%	99%

The chart below from NCTA (using NTIA data) provides a good illustration of the significant increases in broadband speeds over the last several years and of the competitive alternatives available to consumers across the country:

653           Internet Access Services Report as of December 2009, at 7; Internet Access Services Report as of June 2013, at 9.

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FAST BROADBAND FOR ALL

NEARING 100 PERCENT

The number of Americans with access to high speed broadband service continues to grow across the nation. More than 99 percent enjoy speeds of at least 6Mbps. Close to two-thirds have access to speeds of 100Mbps or more. Here's a look at the upward trend of speed and access over the past four years.

Percentage of Americans
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
14
44
52
63
51
69
80
83
59
74
83
86
89
94
97
99
93
96
98
99
100 MBPS – 1 GBPS
50 MBPS – 100 MBPS
25 MBPS – 50 MBPS
10 MBPS – 25 MBPS
6 MBPS – 10 MBPS
2010
2011
2012
2013

SOURCE: NTIA.DOC.GOV

Moreover, if Comcast degraded OVD content, broadband subscribers increasingly have the options of switching wireline providers, cutting the cord and relying on wireless instead, or downgrading to a lower-priced broadband tier and consuming more mobile data (partial wireless

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substitution).654  As Dr. Israel has calculated, mobile wireless subscriptions at the Commission’s current definition of broadband have grown 584.8 percent between June 2009 and June 2013 – and surely have continued growing rapidly in the past year (including at higher speed thresholds).655  Various commenters who summarily dismiss wireless substitution simply ignore (1) these staggering growth statistics, (2) the likelihood of increased substitution in the near future, and (3) Applicants’ powerful evidence that the cable industry is already anticipating material wireless substitution in the years ahead.656  The Commission’s data bear this out:

Percentage of Households Located in Census Tracts Where Fixed or Mobile Broadband Providers Report Offering At Least 3 Mbps/768 kbps657

Number of Fixed or Mobile Broadband Providers	December 2009	June 2013
At Least 3	40%	99%
At Least 2	80%	100%
At Least 1	97%	100%

654           See Israel Reply Decl. ¶ 63 (“[C]ustomers could react to downgraded Comcast broadband service along the intensive margin in a variety of ways, at least two of which would harm Comcast:  First, if access to OVDs and other edge providers were degraded, customers might decide they no longer need broadband service from Comcast at all, perhaps relying on mobile service instead, combined with Internet access at work.  Second, customers could choose to downgrade to a lower tier of service (or fail to upgrade to a higher tier).”).

655           See id. ¶¶ 69, 71 tbl. 4; Indus. Analysis and Tech. Div., Wireline Competition Bureau, FCC, Internet Access Services:  Status as of June 30, 2013, at 2 (June 2014), available at http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0625/DOC-327829A1.pdf (showing growth of wireless subscriptions at 6 Mbps or greater since 2010).

656           Comcast-TWC Public Interest Statement at 54-56.

657           Internet Access Services Report as of December 2009 at 8; Internet Access Services Report as of June 2013at 10.

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Percentage of Households Located in Census Tracts Where Fixed or Mobile Broadband Providers Report Offering At Least 10 Mbps/1.5 Mbps658

Number of Fixed or Mobile Broadband Providers	December 2009	June 2013
At Least 3	2%	91%
At Least 2	22%	98%
At Least 1	80%	99%

Not only is there no “monopoly” over subscribers, but Comcast has no ability to foreclose OVD interconnection into its network.  Commenters make the mistake of conflating the “last” and “first” miles.  There clearly is no absence of competition in the “first mile” transit marketplace, as noted below.659  And because of this, no matter how large a subscriber base any broadband provider may have, there is simply no ability to “leverage” that last mile “control” into a so-called bottleneck for interconnection in the first mile.  In the porous, interconnected, and highly redundant Internet ecosystem, no provider can effectively exercise a “monopoly” on terminating traffic to its network without undermining its own interconnectivity – and there is no meaningful ability to foreclose access to OVD traffic.  As Dr. Israel explains, “At core, the logic follows from a simple idea:  Interconnection points are not immune from the competitive forces that prevent competitive harm in the last-mile and backbone networks that sit on either side of them.”660

658           Internet Access Services Report as of December 2009 at8; Internet Access Services Report as of June 2013at 10.

659           See Global Crossing-Level 3 Order ¶¶ 28-29 (“[W]e note that the number of Tier 1 ISPs appears to have grown since 2005. . . .  [I]f we were to consider the role of non-Tier ISPs in the marketplace, there may be as many as 38 providers that sell transit or offer peering on a nationwide basis.”).

660	Israel Decl. ¶ 43.

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In particular, as Comcast has repeatedly emphasized, there are over 40 settlement-free routes into its network, as well as many other substantial commercial peering and transit connections with CDNs and ISPs.  Edge providers can use any of these links to send their traffic onto Comcast’s network, without the need for any direct interconnection with Comcast.  Regardless of its share of end user customers, Comcast does not and will not have the ability to use its backbone to foreclose (or force anticompetitive terms on) such indirect OVD access to its last mile.  Comcast could not effectively achieve that objective without congesting or blocking these 40+ transit links into its network,661  thereby critically interfering with its “ubiquitous Internet connectivity.”662 Yet, unless it did “congest” or block a substantial number of these links (which would literally destroy Comcast’s critically important high-speed data access business), OVDs would retain the flexibility to use some of the available links to send their traffic to Comcast.  And they could do so – again – without any direct interaction with Comcast.  For these reasons, “[p]aid peering is an ineffective tool of foreclosure,” as Professor Scott Hemphill has testified.663  To the contrary, OVDs “are under no obligation” to pay Comcast directly for interconnection and they can contract with intermediaries like CDNs that will pool online video traffic with other Internet traffic.664  Indeed, as Dr. Dovrolis points out:

661           Nor could Comcast selectively block OVD content on its peering links, without deteriorating its relations with its peers and most likely violating its own and others’ peering agreements, which typically preclude monitoring traffic over peering links for any purpose other than basic operations and security.  See, e.g., Comcast’s Standard Peering Agreement 1.1 ({{ }})  Similarly, Comcast could not block OVD content on its paid transit links, e.g., from CDNs, since that would undermine the point of the transit services these entities purchase from Comcast in the first place.

662           Global Crossing-Level 3 Order ¶ 27.

663           Oversight Hearing on Competition in the Video and Broadband Markets: The Proposed Merger of Comcast and Time Warner Cable: Hearing Before the H. Comm. on the Judiciary, Subcommittee on Regulatory Reform, Commercial and Antitrust Law, 113th Cong. (May 8, 2014) (Testimony of C. Scott Hemphill, Columbia University, at 5), available at http://judiciary.house.gov/_cache/files/14da5814-6ef9-4313-8ce7-ce81440a7198/hemphill-testimony.pdf.

664           Oversight Hearing on Competition in the Video and Broadband Markets: The Proposed Merger of Comcast and Time Warner Cable: Hearing Before the H. Comm. on the Judiciary, Subcommittee on Regulatory Reform, Commercial and Antitrust Law, 113th Cong. (May 8, 2014) (Testimony of C. Scott Hemphill, Columbia University, at 5), available at http://judiciary.house.gov/_cache/files/14da5814-6ef9-4313-8ce7-ce81440a7198/hemphill-testimony.pdf.

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Access providers cannot demand direct interconnection arrangements (or payments) from the various content providers, CDNs, and other networks that send them traffic.  Those providers always have the option of sending their traffic to an access provider by using the various indirect transit providers that provide the core interconnectivity of the Internet; no access provider can fulfill its role reliably and efficiently without being densely interconnected with several transit providers.665

Further, as explained in the McElearney Declaration, Comcast’s settlement-free routes typically have almost [[ ]] percent availability.  They accordingly can accommodate substantially more traffic destined for Comcast’s network; congestion is not a common issue.  Indeed, the overwhelming majority of edge providers send their traffic through these routes and never have any direct relationship or dealings with Comcast.666  Whether they pay other providers for the service of transporting their traffic to Comcast is not something Comcast controls or knows.  However, as Dr. Dovrolis explains, content providers and edge providers (and smaller ISP networks) generally have historically paid some provider for intermediate transport to other networks.667

To be sure, these intermediate providers might themselves have to interconnect with Comcast, or use another provider that does.668  But that does not mean that Comcast has a terminating access monopoly through which it can indirectly affect the costs to edge providers, as Netflix seeks to imply.669  As noted, over 40 routes into Comcast’s network are settlement

665	Dovrolis Decl. at 5.
666	See McElearney Decl. ¶ 36.
667           See Dovrolis Decl. at 12-14; McElearney Decl. ¶¶ 8, 29.
668           Although not all do so – for example, as explained in the McElearney Declaration, Netflix sent traffic to transit providers that sent their traffic on to another transit provider, Tata, which, in turn, connects with Comcast.  McElearney Decl. ¶ 40.
669           Netflix Petition to Deny at 56-57; Evans Decl. ¶¶ 100-105.

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free, meaning, no money is exchanged.  Thus, edge providers relying on those routes into Comcast’s networks can negotiate with their transit providers with no influence by Comcast.  And the direct routes into Comcast’s network for which Comcast does charge – CDNs, for example – are subject to market-based rates.  As Mr. McElearney explains, these rates are constrained by the marketplace’s rapidly decreasing transit rates – rates that have fallen over 99 percent over the past 15 years and are now approximately less than $1 per Mbps.670  That is because any CDN or other entity that finds Comcast’s direct interconnection rate too high has the option of using one of the many indirect transit routes just described – e.g., Netflix’s CDN can rely on Cogent to reach Comcast, or Akamai could rely on AT&T, and so on.  Thus, indirect transit constrains Comcast’s (and other parties’) pricing for direct interconnection.

Commenters argue that Comcast can defeat this very functional, diverse marketplace of options by deliberately congesting its transit links, thus forcing edge providers who rely on those links into direct interconnection relationships with Comcast (or forcing a previously settlement-free “peer” to pay for augmented capacity).671  But this is a plain distortion of reality.  As just explained, the notion that Comcast’s interconnection links have been congested is simply false.  Now, and during all the events with Netflix and Cogent that litter the comments, Comcast had sufficient capacity on its settlement-free links to carry all of Netflix’s traffic, without any congestion or service quality issues – (leaving aside the abundant capacity that was available on the various CDN links Netflix used to reach Comcast, like Akamai and Limelight672).  As Mr.

670           McElearney Decl. ¶ 19.
671           Netflix Petition to Deny at 46; 52-64; Cogent Petition to Deny at 11-12; Dish Petition to Deny at 58-59; WGAW et al. Petition to Deny at 55-56.
672           McElearney Decl. ¶¶ 34, 37 (“In fact, even when Netflix began moving most of its traffic to Cogent and other transit routes in late 2013, Netflix continued to use Limelight to deliver some of its traffic to Comcast, and that traffic was not affected by congestion or other quality issues . . . .”).

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McElearney explains, the congestion issues that arose in connection with Netflix’s traffic arose because Netflix chose to use only three routes that were connected to Comcast’s network, for traffic that comprises a third of the Internet’s traffic, which is more than those routes were designed to handle.673  And it did so at rapid speeds and without warning, far more quickly than Comcast or any provider could possibly build out the capacity to keep up.674  Indeed, Cogent’s network apparently suffered from similar problems because it, too, was not designed to carry Netflix’s traffic loads – a problem that affected a huge amount of Internet traffic for multiple ISPs.675

Moreover, Netflix could have used one of multiple other routes into Comcast’s network, in real time.  In the Global Crossing-Level 3 case, the Commission found that, “if the combined entity were to engage in connection degradation or price increases,” its interconnection customers “would be able to transition easily to another provider,” thus ameliorating any foreclosure concerns.676  Netflix claims that this precedent does not apply, because “this feature of the transit market does not apply to large terminating access networks.  There is simply no way to reach a Comcast broadband subscriber other than through Comcast,” and “there is no way to reach a TWC subscriber other than through TWC.”677  But saying this repeatedly does not make it so.  Certainly once on Comcast’s network, traffic has only one way to reach a Comcast customer, so ultimately all Comcast-directed traffic must pass through some interconnection point with Comcast.  But, as already established, multiple available pathways into Comcast’s

673           Id. ¶¶ 37-38.
674           Id. ¶ 38.
675           Id. ¶¶ 40-42 and M-Labs chart; see Dovrolis Decl. at 7 (“Cogent continued to route  Netflix’s traffic over congested links”).
676           Global Crossing-Level 3 Order ¶ 27.
677           Netflix Petition to Deny at 45-46.

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network guarantee edge providers that access.  In reality, therefore, Netflix was the one trying to game the system to reduce its transit costs, obtain dedicated interconnection to support its service, and then push those costs onto Comcast’s broadband customers, even those who have no interest in Netflix’s service.  As Dr. Israel indicates, under the “seesaw” economic principle of two-sided markets, this could lead to increased broadband prices and harm the public welfare.678

The other flaw in Netflix’s theory is that edge providers not only have many route options – they also have the ability to make these routes more or less usable.  As Dr. Dovrolis explains, it is the edge provider that can often cause congestion, deliberately or irresponsibly – that can vastly impact the quality not just of its traffic delivery but of all traffic on a particular link:

[I]t is the networks that send traffic over the Internet (including content providers) that control how to route that traffic.  Thus, a content provider can choose which routes to use, whether to split its traffic over several different routes, and whether to send it directly to another network (via a direct interconnection arrangement if it has one) or over the many indirect routes available into access providers’ networks.  These routing decisions can be made in real-time and they can be adjusted on a minute-by-minute basis depending on the measured performance of each interconnection, cost considerations, and the usage constraints of each interconnection.  In contrast, the receiving network cannot control the routing of the traffic it receives.  It cannot stop a content provider from pushing all its traffic over one interconnection link rather than spreading it among several, or from using up all available capacity on a particular link the moment it becomes available, creating serious congestion issues.679

Because edge providers can choose their transport link in real time, they can choose to route where there is availability and where there is none; they can play games by causing repeated, fleeting congestion that an ISP cannot possibly relieve in time, and they can play other games that force an ISP – notwithstanding its supposed “monopoly” gateway over its “eyeball”

678           See Israel Reply Decl. ¶¶ 13, 188.
679	Dovrolis Decl. at 5.

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customers – to cave to the edge provider’s interconnection demands.680  As Mr. McElearney explains, the well-known “Peering Playbook” sets out aggressive tactics that a transit provider or edge provider can use to compel an ISP to peer with it, including “Traffic Manipulation” and “Aggressive Traffic Buildup.”681  This is, in fact, what Netflix did here.  In other words, the “problem” was not with Comcast’s alleged “terminating access monopoly” – but with Netflix’s aggressive tactics designed to achieve its business goals at the expense of consumers.

As Dr. Dovrolis suggests, had Netflix acted like a responsible participant in the Internet ecosystem, it could easily have routed around the congestion points onto the 40 other settlement-free routes available into Comcast’s network.  As Dr. Dovrolis observes:

[R]esponsible network providers work hard to avoid congesting their links not only by building capacity but through regular capacity planning meetings with their peers and through traffic grooming (i.e., rerouting or encouraging a customer to reroute) traffic off congested links.  It seems to me that Cogent could have addressed this situation far more cooperatively than it reportedly did, and with less harm to the Quality of Experience of its own and of Comcast’s customers. Similarly, Netflix has not satisfactorily explained why it did not route the traffic to Comcast through other, non-congested routes, especially when its decision not to use other, non-congested routes reportedly hurt its paying customers and was simply poor Internet “hygiene” that is not expected of such large players in this ecosystem.682

As Netflix essentially admits,683 it refused to use routes that did not meet its philosophical requirements – those that it deemed not to be “available.”  It thus deliberately sacrificed its paying customers’ experience in pursuit of its free peering quest.

Simply put, as the largest edge provider on the Internet, Netflix has the leverage to exact precisely the kind of harm described in the Playbook – and has in fact forced some smaller ISPs

680	Dovrolis Decl. at 5, 15.
681           McElearney Decl. ¶ 31.
682	Dovrolis Decl. at 26.
683           Netflix Petition to Deny at 57.

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(notwithstanding their own supposed terminating access monopolies) into agreements that meet Netflix’s terms using just these types of tactics.  It seems clear at a minimum that the large edge providers like Netflix have more than enough clout to address any supposed power Comcast would have over interconnection arrangements.  And smaller edge providers would be even less affected – such providers would almost certainly rely on CDNs or transit providers rather than invest in servers of their own and deploy them across the Internet for purposes of direct connection.  Said another way, the “terminating access monopoly” theory fails and provides no evidence that Comcast has or could have the ability to foreclose access to its network.

iii.	The Combined Company Will Not Be Able To Threaten OVD Viability.

Even in the purely hypothetical event that the combined company could somehow block OVD access to its network,684 the Transaction poses no conceivable threat to OVDs’ ability to survive and flourish.  Even without access to the combined company’s customers, OVDs would have an open field of 64-84 percent of broadband subscribers across the country (at 10 Mbps, the open field would be 60-77 percent).  And these numbers assume a static share; they do not take into account any switching away from Comcast that would occur as a direct result of any anti-OVD conduct by the company.  Commenters submit no credible basis to find that this percentage of potential customers is somehow insufficient for OVDs, when it is more than sufficient for programmers – particularly as the Internet has been widely recognized to reduce minimum efficient scale and barriers to entry for many businesses.685

684           Dovrolis Decl. at 15 (“In the outgoing direction . . . a[] [network] can control how to route its traffic.  Specifically, it can choose which neighboring [networks] it will route the traffic through and at which locations it will pass the traffic to that (or those) [networks]. . . .  All of these decisions are in the hands of the sending [network], and the receiving [network] can only react to them.”).
685           See Israel Reply Decl. ¶¶ 108-112.

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Some commenters nevertheless speak of OVDs needing a large “critical mass” of subscribers, without explaining what that means, or put forth abstract, artificial, and unsubstantiated figures like “30 million” subscribers.686  In fact, the minimum viable scale necessary for entry in the OVD market is a function primarily of programming cost, content delivery cost, and revenue strategy, none of which can be predicted in the abstract.  OVDs currently offer advertising-supported, transaction-based, or subscription-based services or some combination of those models.687  The number of subscribers necessary for viability will be different depending on the OVD’s particular strategy, but clearly there is no reason to assume that all or most would need 30 million subscribers to succeed.688  And, importantly, many OVD services are, or can be, global and thus have a substantial number of subscribers internationally as well.689  This substantially expands the open field and further undercuts the claim that OVDs are or will be dependent on access to Comcast’s customers (which they will in any event have) to survive.

As to content delivery cost, for large edge providers like Netflix, the modest interconnection fees charged by Comcast are an immaterial portion of their costs, and are thus hardly likely to impact an OVD’s “viability.”690  Not surprisingly, nowhere in its petition does Netflix offer any insight into the share of its costs that are related to interconnection.  Indeed, despite having entered into paid interconnection arrangements with AT&T, Verizon, Comcast,

686           Netflix Petition to Deny at ii, 50-51, Evans Decl. ¶ 125; Dish Petition to Deny at 69-75.
687           See Fifteenth Video Competition Report ¶¶ 270-275.
688	See Israel Decl. ¶ 232-240.
689           For example, while Netflix has 36 million subscribers in the U.S., it has over 50 million globally.  Netflix Q2 14 Letter to Shareholders at 1-2 (July 21, 2014), available at http://ir.netflix.com/results.cfm.
690           For reasons described above in supra Section IV.C.1, these costs are irrelevant to small OVDs because they would have no need for direct interconnection.

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and TWC,691  Netflix has filed no SEC disclosure suggesting that such arrangements in total have caused, or are expected to cause, it any financial harm, as it would be required to do if – as it has claimed – entering into such contracts  “breaks the Internet.”692  Right after the Comcast/Netflix agreement was reached, Netflix’s CFO took pains to emphasize that it had secured a “long-term” arrangement that did not change in the slightest Netflix’s expectation of “400 basis point year-on-year margin improvement for the U.S. streaming business,” adding that “you are hearing me confirm that nothing has changed there.”693  And, responding to a question about entering into similar arrangements with other providers, he also said “we’re not going to be interested in doing something that’s going to meaningfully change the economics for us . . . but, we are interested in doing things that, for the right set of economics improve that subscriber experience long-term.”694  As Dr. Evans notes, approximately 70 percent of Netflix’s costs are content costs.695  Modest interconnection charges, which improve efficiency, could hardly be a threat to OVDs’ viability in their marketplace, especially when they are offset by savings in payments to transport “middlemen.”  Indeed, as Dr. Carlton concludes, “rather than showing the significant harm that

691           Netflix Petition to Deny at 59, Florance Decl. ¶ 60.

692           Companies with obligations to make certain SEC filings, as Netflix has, are required to disclose “material contracts” (i.e., “Every contract not made in the ordinary course of business which is material to the [company]”) and need not disclose, inter alia, a contract that “ordinarily accompanies the kind of business conducted by the [company].”  17 C.F.R. § 229.601.  If these interconnection arrangements were financially material to Netflix’s business and were at all out of the “ordinary,” they would have been appended to Netflix’s SEC filing.

693           Remarks of David Wells, CFO, Netflix, Inc. Morgan Stanley Technology, Media & Telecom Conference (Mar. 3, 2014), available at http://seekingalpha.com/article/2064743-netflix-management-presents-at-morgan-stanley-technology-media-and-telecom-conference-transcript.  As noted above, Netflix’s CEO, Reed Hastings, also thanked Comcast for, among other things, making “peering affordable for us . . . .”  McElearney Decl. ¶ 44.

694           Remarks of David Wells, CFO, Netflix, Inc. Morgan Stanley Technology, Media & Telecom Conference (Mar. 3, 2014), available at http://seekingalpha.com/article/2064743-netflix-management-presents-at-morgan-stanley-technology-media-and-telecom-conference-transcript.  As noted above, Netflix’s CEO, Reed Hastings, also thanked Comcast for, among other things, making “peering affordable for us . . . .”

695	Evans Decl. ¶ 130, tbl.5.

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Comcast can inflict, this evidence shows exactly the reverse.  Even the ‘powerful’ Comcast has not caused Netflix any material harm.”696

Finally, Dr. Carlton and Dr. Israel note that by entering into an {{ }} agreement with Netflix, Comcast has created yet another insurmountable obstacle to successfully foreclosing OVD competition.  Netflix would have contractual remedies were Comcast to take any actions to degrade the parties’ Internet interconnection arrangement, and the per-Megabit price for traffic under that contract is determined {{ }} with time and increased traffic flow.  Even if Comcast were to take action against other OVDs, it would simply drive customers into Netflix’s hands, thus not advantaging Comcast’s video business at all.  And given that other major edge providers {{ }} and multiple CDNs have similar interconnection arrangements with Comcast, {{ }}, such a strategy would be even less effective or worthwhile.  Rather, as Dr. Carlton notes, “[Comcast’s] long-term agreement with the largest OVD substantially reduces any incentives to harm other OVDs, because now the benefits of doing so must be shared with Netflix.”697  In other words, there is neither reasonable incentive nor ability for Comcast to foreclose OVDs in light of real-world facts, which “trump theory,” as Dr. Evans suggests.698

iv.	Size Does Not Confer Undue Bargaining Power Over OVDs in Interconnection Negotiations.

Leaving aside the company's alleged foreclosure motives, or the notion that the ISP can “control” access to its network, commenters also argue that the post-transaction company would have undue bargaining power over  interconnection negotiations because of its size.  But there is no theoretical or empirical support for the contention that increasing Comcast’s ISP size would

696	Carlton Decl. ¶ 14.
697	Id. ¶ 15.
698	See discussion supra Section IV.C.1.b.ii

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increase its bargaining power vis-à-vis its counterparties in the separate interconnection market.  As Dr. Israel explains, commenters and their economists have failed to establish any systematic relationship between an ISP’s subscriber count and its bargaining leverage against interconnection counterparties.  Even commenters’ economists acknowledge that the theoretical literature is ambiguous.699  As for the supposed empirical evidence,700 the data cited by Netflix and Cogent show {{ }}.701  Instead, rigorous econometric analysis of the data shows that, contrary to commenters’ contentions, differences in interconnection prices and terms are driven by factors other than any bargaining power attributable to size.702  Those factors include degree of connectivity to the network (that is, number of interconnection points and redundancy of server routes), greater server capacity, and more efficient server utilization.703  In other words, it is the quality and value of Comcast’s network – the backbone facilities in which it has invested billions of dollars over the last decade to build out and reach across the nation and interconnect with hundreds of networks – not the number of end user customers it serves, that drives interconnection pricing and terms.

These findings undermine the claims made by Netflix’s and Cogent’s economists in this proceeding.  Dr. Evans observes that Netflix pays the four largest ISPs but not smaller ISPs, and that Netflix pays {{ }}.704  But the broad conclusions that Dr. Evans draws from this small number of observations – i.e., that the combined company’s increased size will allow it to extract

699           E.g., Cogent Petition to Deny at 34 n.112, Farrell Decl. ¶¶ 148-153, Evans Decl. ¶¶ 162-163.
700           See Evans Decl. ¶¶ 81-85; Farrell Decl. ¶¶ 50-59.
701           See Israel Reply Decl. ¶ 163.
702           See id. ¶¶ 163-164.
703           See id. ¶¶ 152-155.
704           Evans Decl. ¶¶ 78-80.

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 unfair prices and terms for interconnection705 –  are “effectively meaningless,” according to Dr. Israel.706  Within the set of ISPs that have settlement-free peering with Netflix – i.e., outside the four largest ISPs – no relationship between size and negotiated terms exists.  With regard to the four largest ISPs themselves, these ISPs also have the most connectivity to the Internet through their extensive backbone networks.  When this degree of connectivity is controlled for, empirical analysis indicates that ISP size is no longer a significant factor in interconnection negotiations, contrary to Netflix’s claims.707  Indeed, as Dr. Evans concedes, CenturyLink, with its more connected network, has greater bargaining leverage than does Charter, even though those ISPs’ respective subscriber bases are roughly the same size,708 and Comcast is also ahead of TWC on various interconnection quality metrics, as Dr. Israel notes.  Dr. Evans’ theory of the case does not account for this distinction.  That the four largest ISPs are so different from one another (e.g., an outcome bearing out different levels of investment in their network facilities and backbone),709 and that there is no indication of any relationship between size and interconnection price and terms among the wide set of smaller ISPs that Netflix does not pay, means this:  commenters have no basis to conclude that variation in interconnection terms is attributable primarily to the size of an ISP’s subscriber base.710  As Dr. Israel concludes, “Dr. Evans’ analysis

705	Id. ¶¶ 138, 140-41.
706           Israel Reply Decl. ¶ 166.
707           See Israel Reply Decl. ¶ 162-164.
708           Evans Decl. ¶ 147.
709           For example, Comcast has substantially more interconnection points than TWC.  Indeed, as Dr. Evans acknowledges, TWC relies on transit providers more than Comcast does to reach the rest of the Internet. Id. ¶ 113.
710           See Israel Reply Decl. ¶¶ 159-164.

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falls prey to the trap [of] focus[ing] only on what is charged by an ISP, not on the critical question of whether the edge provider actually pays more as a result.” 711

Dr. Farrell’s analysis is equally flawed.  He concludes from data on interconnection terms between ISPs and Cogent that the largest ISPs have settlement-free peering while smaller residential ISPs pay Cogent, and so supposedly larger ISPs have more bargaining power than smaller ISPs.712  But he makes no attempt to control for any of the other factors that account for bargaining power.  Without having built backbone facilities, smaller ISPs must buy transit services from others, while larger ISPs have invested to provide backbone services, contributing to the overall capacity of the Internet.  Once his analysis is replicated with controls for the quality of network facilities (i.e., the number of interconnection points), {{ }}.713  As Dr. Carlton concludes, commenters’ concerns regarding, among others, a larger company having greater bargaining power with respect to edge providers “are unjustified based on the empirical facts.”714

Notwithstanding all the evidence to the contrary, even if the Transaction were to affect bargaining power, there is no basis to conclude that the Transaction would reduce competition or consumer welfare.  Any shift in bargaining power in bilateral negotiations may simply transfer a portion of surplus from one party to another, not leading to any reduction in output that would result in consumer harm.715

Commenters’ experts do not seriously challenge this.  Although Netflix criticizes Dr. Israel’s methodology, this methodology actually uses standard assumptions that the Commission

711           See id. ¶ 166.
712           Farrell Decl. ¶¶ 61-66.
713           See Israel Reply Decl. ¶ 162-164.
714           Carlton Decl. ¶ 10.
715	See Comcast-TWC Public Interest Statement at 162-63; Israel Decl. ¶ 105.

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itself has used in prior proceedings.716  As Dr. Israel previously established, and as the Horizontal Merger Guidelines make clear, antitrust analysis is not concerned with just any shift in bargaining power, but one that will lead to reduction in output.717  “Buyer power,” for example, can result in efficiencies, such as volume-based discounts, for suppliers, rather than necessarily squeezing those suppliers such that they have to reduce production.718  In other words, all the scenarios and data propped up by commenters simply reflect ordinary commercial bargaining which poses no concern for competition analysis.

v.	Paid Peering Arrangements with OVDs Are Not Indicators or Instruments of Foreclosure.

Netflix’s and Cogent’s arguments also seem to assume that there is something inherently anticompetitive about the imposition of a charge for a direct, dedicated interconnection with Comcast’s network – i.e., that “paid peering” is necessarily an anticompetitive instrument or outcome.  Netflix and others suggest that Comcast should be prohibited from charging interconnection fees – and that such fees are entirely unjustified “tolls” that are inherently anticompetitive in nature – because Comcast’s customers request and pay for the traffic at issue.719  But this abstract argument disregards a few key facts.  First, as Mr. McElearney explains, edge providers have always paid some entity to reach Comcast’s (and all ISPs’ networks), whether such entity is a transit provider, a CDN, or some other entity.720  It is hard to see a “fairness” differential between paying AT&T or Cogent to take traffic to Comcast and

716	See Israel Reply Decl. ¶¶ 145-148.
717	See Israel Decl. ¶ 105.
718	Horizontal Merger Guidelines § 12.
719           Netflix Petition to Deny at 65-66; Consumers Union et al. Petition to Deny at 24-27; Free Press Petition to Deny at 53.  WeatherNation’s concern about potential interconnection problems is misplaced; it need not connect direct directly with Comcast but can procure transit from any of Comcast’s numerous interconnection partners.  WeatherNation TV, Inc. (“WeatherNation”) Petition to Deny at 9-10.
720           See McElearney Decl. ¶ 28.

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arrange interconnection and delivery to Comcast’s customers, and paying Comcast to do the same exact thing.  While Cogent and Netflix suggest that Comcast should not have the right to charge for this service because only Tier 1 providers should be permitted to do so,721 that reflects an outdated view of the transit marketplace:  today, the plethora of fiber backbone facilities in which companies like Comcast have invested have massively reduced transit (and interconnection) pricing and have created many new interconnection paths and options.722

Direct interconnection generates benefits and promotes efficiency, notwithstanding competitors like Cogent’s natural desire to be insulated from additional competition – free to continue to charge edge providers for transit, while demanding that Comcast must never charge for interconnection under any circumstances.  As Dr. Israel explains:

To put direct payments from edge providers to ISPs in context, it is useful to recognize them for what they are—the disintermediation of intermediaries such as transit providers and CDNs, which otherwise would sit between the edge provider and the ISP, charging one or both of them to connect to the other.  Direct interconnection agreements (and associated payments, whichever direction they flow) reflect the fact that when both an edge provider and an associated ISP are large enough to have a sufficient Internet backbone presence, they may no longer need such intermediaries.  Instead, they may find it mutually beneficial to avoid the cost associated with an intermediary’s services (and the associated intermediary profit margins).723

Dr. Israel concludes that cutting out the middleman “may not be a good financial result for the intermediary (e.g., Cogent), but it is not a bad outcome for the edge provider (e.g., Netflix) or the ISP (e.g., Comcast), or for competition or consumers.”724

Interconnection charges imposed by the ISP are minimal and constrained, as discussed, by today’s very low transit rates, but are still important from an economic perspective – and

721           Netflix Petition to Deny at 75-76, Kilmer Decl. ¶ 14.
722	See McElearney Decl. ¶ 27; see also Dovrolis Decl. at 14.
723           Israel Reply Decl. ¶ 173.
724           Id.

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certainly not anticompetitive.  As Professor Hemphill explained at the House Judiciary Committee hearing on this Transaction:

Paid peering is best seen not as an instrument of exclusion, but as a means to put a price on the additional capacity demands resulting from the increased popularity of online video.  It is efficient for the distributor and its end-users, considered collectively, to pay for that capacity, rather than spreading the expense among all ISP customers.  Doing so better aligns use with cost and incentivizes both investment and economical use.725

According to Dr. Israel’s, Dr. Carlton’s, and Dr. Dovrolis’s analyses, paid peering or “transit” (on- or off-net) charges generate important efficiencies for the Internet ecosystem, and also benefit broadband customers in at least three ways.

First, they help mitigate the cross-subsidization of broadband subscribers who are heavy OVD users by broadband subscribers who are light or non-OVD users.  As Dr. Israel explains, “because Netflix subscribers impose relatively large data loads on the network, uniform subscriber pricing means the majority (non-Netflix users) are subsidizing the minority (Netflix users).”726  Interconnection charges by ISPs to edge providers who seek direct interconnection mean that “ISP subscribers will pay less if edge providers pay more.”  These edge providers may then pass on a portion of such charges to their own subscribers, “but this pass-through only affects subscribers who use those edge providers and thus targets prices to the right subscribers.”

Second, they incentivize OVDs to make efficient decisions that impact the costs that their traffic imposes.  As Professor Yoo notes:  “Like any for-profit company, [Netflix] would prefer

725           Oversight Hearing on Competition in the Video and Broadband Markets: The Proposed Merger of Comcast and Time Warner Cable: Hearing Before the H. Comm. on the Judiciary, Subcommittee on Regulatory Reform, Commercial and Antitrust Law, 113th Cong. (May 8, 2014) (Testimony of C. Scott Hemphill, Columbia University, at 6), available at http://judiciary.house.gov/_cache/files/14da5814-6ef9-4313-8ce7-ce81440a7198/hemphill-testimony.pdf.
726	Israel Reply Decl. ¶ 188.

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it if the ISPs bore as much of the burden of the additional costs of carrying this traffic as possible.”727  But as Mr. McElearney explains:

[I]ncentives for efficiency . . . come into play where senders of traffic bear some responsibility for the costs of delivery.  It was the cost of transit that led to the development of CDNs . . . and more backbone investment, as various providers sought to send their traffic more efficiently.  Of course, if Comcast were required to accept traffic for free from any edge provider or network operator on the Internet, without regard to volume, that would remove normal incentives for those who send large amounts of traffic to do so efficiently.  Not only would that increase the risk of abusive sending practices, stranded facilities, and constant congestion episodes, but it also would unfairly impose the sending party’s costs on all of Comcast’s customers, rather than those who actually receive and benefit from the relevant traffic (i.e., Netflix’s and Comcast’s shared customers).728

Third, they address “distortions created by the large and growing heterogeneity between the largest edge providers and much smaller providers.” 729  Dr. Evans has noted such heterogeneity in his past scholarship.730  Based on economic theory, as Dr. Israel explains, the largest edge providers derive substantially more value from interacting with ISPs than do smaller websites.  Increased prices to large edge providers that seek to establish direct interconnection with the ISP would ultimately reduce prices to the ISP’s subscribers, and this would result in more subscribers, thus benefiting all edge providers.  Further, where edge providers have much more willingness to pay than subscribers, it is inefficient to mandate that an ISP can only charge subscribers but never edge providers, leading to sub-optimal output.731  Indeed, even Cogent’s expert, Dr. Farrell, has written in favor of a two-sided pricing model that supports the above three theories.732

727           Christopher S. Yoo Comments at 13.
728           McElearney Decl. ¶ 26 (emphasis in original); see also Dovrolis Decl. ¶ 6.
729           See Israel Reply Decl. ¶ 13.
730           Id. ¶ 194.
731           Id. ¶ 197.
732           Id. ¶ 13.

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Moreover, even if one were to accept that it is the ISP’s “obligation” to bear the cost of being able to transport to its customers all the traffic that edge providers deliver, Comcast and every other major ISP does precisely that, by establishing extensive interconnectivity with peering and transit partners across the Internet.  As discussed, on Comcast’s settlement-free peering routes alone, Comcast has (and has had) the capacity to carry all of Netflix’s traffic without degradation.  In other words, there is more than enough capacity to handle traffic as it is normally routed.  But Comcast does not have that entire amount of capacity sitting idle at any given link and with every single transit partner:  that would be grossly inefficient, not to mention truly absurd.733  Comcast, like any ISP, is not in a position to respond to the routing whims of a massive traffic generator like Netflix, just because it chooses to restrict its entire load of traffic to a few select routes.  No ISP should be forced to bear the cost of responding to such arbitrary routing actions – or even worse, to build out direct interconnection for free to every large content provider that demands it.  As Dr. Dovrolis accurately warns, “[i]f we eliminate the option of paid-peering interconnections through regulatory intervention, we are effectively placing all financial burden for the growth of the Internet exclusively on end-users (access providers’ customers) – a situation that has never before prevailed in the Internet ecosystem.  End-users will have to pay not only for Internet access but also for investments in the network core, something that has been traditionally defrayed by contributions from edge providers, CDNs, and other ‘large’ Internet players.”734

733           See Dovrolis Decl. at 22 (noting that “nothing would preclude the content provider or CDN from making erratic routing decisions, moving traffic from point to point (or, if the rule applied to transit providers like Cogent as well, from transit route to transit route), forcing the access provider to repeatedly build capacity at various points, or maintain huge amounts of spare capacity across the Internet with all its partners, bearing the cost of repeatedly stranded facilities or idle equipment and capacity” ).
734	Id. at 24.

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d.	Usage-Based Billing Does Not Give Rise to Public Interest Harms.

The claims by a few commenters that Comcast imposes “data caps” 735 are likewise irrelevant to this Transaction review.  The attacks on Comcast’s trialing of usage-based billing (“UBB”) – mischaracterized as “data caps” – have been raised, in almost the same words, in the Open Internet proceeding and in other filings by various commenters in other contexts.736  This proceeding is just another opportunity to rehash the same arguments.

Any concerns that UBB could be used to disfavor unaffiliated OVDs are addressed by the Commission in the NBCUniversal conditions, which provide:  “[A]ny Comcast or Comcast-NBCUniversal broadband Internet access service offering that involves caps, tiers, metering, or other usage-based pricing shall not treat affiliated network traffic differently from unaffiliated network traffic,” a condition with which Comcast is indisputably in full and complete compliance.737  And these concerns are further allayed by Comcast’s legally binding commitment to comply with the no-blocking and non-discrimination requirements in the original Open Internet rules.  Rather than creating any transaction-specific anticompetitive concerns

735           See Netflix Petition to Deny at 71-73; 87-88; Free Press Petition to Deny at 66; Dish Petition to Deny at 62; WGAW et al. Petition to Deny at 12, 18; Public Knowledge et al. Petition to Deny at 34-35; Stop the Cap! Comments at 16, 17; Roku Comments at 13-14.  But as a preliminary matter, it is important to note that Comcast abandoned data “caps” in 2012, and Comcast subscribers today, even under its UBB trials, can use as much broadband data as they would like.  Moreover, the vast majority of Comcast’s customers are not currently subject to UBB, which Comcast is now testing in select locations.
736           Public Knowledge et al. Comments, Protecting and Promoting the Open Internet Framework for Broadband Internet Service, Nos. 14-28, 10-127, at 52-53 (July 15, 2014); Roku Comments, Protecting and Promoting the Open Internet Framework for Broadband Internet Service, Nos. 14-28, 10-127, at 8-9 (July 15, 2014); Writers Guild of America, West Comments, Protecting and Promoting the Open Internet Framework for Broadband Internet Service, Nos. 14-28, 10-127, at 14-15 (July 15, 2014).  Similarly, concerns regarding the treatment of “specialized services” are not unique to Comcast or to this present Transaction.  See City of Boston Comments at 7; Los Angeles County et al. Petition to Deny at 14.  The 2010 Open Internet Order expressly excluded specialized services from its rules, and any concerns regarding specialized service are being addressed as part of the Commission’s industry-wide rulemaking.  Furthermore, the specialized service condition from the NBCUniversal Order would not allow the discriminatory “managed service” that WeatherNation hypothesizes.  WeatherNation Petition to Deny at 9.
737           Comcast-NBCUniversal Order ¶ 94.

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regarding UBB, the Transaction will extend these protections to TWC subscribers and the acquired Charter subscribers.

Nevertheless, some commenters seek to make UBB a transaction-related issue by alleging that Comcast has particularly problematic practices that could spread.  For example, AAI and others falsely claim that Comcast gives its “video streaming service,” Xfinity, “preferential treatment” over Netflix and Amazon in applying UBB.738  But that argument mixes apples and oranges.  Comcast treats all Internet traffic the same, whether it involves affiliated or unaffiliated programming and whether the traffic comes from an affiliated or unaffiliated website; all Internet traffic – affiliated or not – is subject to UBB in markets where Comcast is trialing such programs.  But Internet traffic is distinct from Comcast’s cable service even when delivered in IP format.  The latter is delivered over a managed IP path, separate and apart from the Xfinity Internet service, and is not even accessible over the Internet.  Cable services – whether delivered using QAM or IP – are entirely separate from Internet traffic.  As such, these cable services are not, and have never been, subject to Comcast’s UBB or its previous data cap.

To the extent that commenters assert a purported public interest harm of extending Comcast’s UBB practices to TWC systems, such claims fail.739  First, Comcast’s UBB trials are not a harm to customers.  Second, there is no coherent claim that UBB harms consumers, but there are strong economic arguments that UBB promotes efficiency.

Almost two years ago, Comcast announced that it was suspending enforcement of its prior 250 GB excessive usage cap and that it would be trialing different pricing and packaging options to evaluate different options for customers—options that reflect evolving Internet usage

738           See AAI Comments at 32; see also Netflix Petition to Deny at 71-73; Public Knowledge et al. Petition to Deny at 34-35, 45, 56; Roku Comments at 13-14; WGAW et al. Petition to Deny at 56-58.
739	See, e.g., NHMC Comments at 9-10; City of Boston Comments at 7.

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and that are based on the principle that those who use more should pay more.740  As has been well publicized for some time now – including through Comcast’s own website – these trials are ongoing and currently cover a small minority of Comcast’s customers (approximately {{ }} percent).  One trial plan allows customers that use very little Internet each month to receive a discount for continuing to do so.  Another trial plan provides customers with 300 GB with their monthly service and then customers have the option to buy extra levels of usage above that amount.

Comcast continues to evaluate the results of these trials.  So far, the trials have shown:  (1) median usage of all Xfinity Internet customers, including those in trial markets, remains far below 300 GB; (2) the overwhelming majority of customers do not come close to using 300 GB, which thus remains an enormous amount of data usage for the typical customer; (3) only approximately {{ }} percent of all of Comcast’s customers, including those in trial markets, use 300 GB in any given month and only approximately {{ }} percent of those customers in trial markets have used 300 GB per month for more than three months in any 12-month period; and (4) many of the customers that have been charged for additional data have continued to consume more than 300 GB per month despite having to pay for the overage.

In addition, user behavior has generally not been impacted in markets where Comcast is conducting data usage trials.  Usage in trial markets aligns with usage patterns in non-trial markets, both in terms of overall usage growth, as well as median usage.  In other words, the

740           See Cathy Avgiris, Comcast to Replace Usage Cap With Improved Data Usage Management Approaches, Comcast Voices (May 17, 2012), http://corporate.comcast.com/comcast-voices/comcast-to-replace-usage-cap-with-improved-data-usage-management-approaches.

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trials have not diminished customers’ use of the Internet.  Across Comcast’s footprint, median use has grown by {{ }} percent over the last year as of May 2014 {{ }}.741

Further, UBB creates efficiency benefits.  As noted above, in connecting usage level to price, UBB helps to mitigate subsidization of the tiny fraction of subscribers representing the heaviest data users by the average data user.742  Just as Netflix would have non-Netflix users subsidize the costs of traffic exchange benefiting Netflix users, others press for the cost of end-user service to be subsidized without limit by light-data users who do not consume huge amounts of bandwidth-intensive HD video.  That would not be sound public policy.  Indeed, as the Commission has already recognized, “prohibiting tiered or usage-based pricing and requiring all subscribers to pay the same amount for broadband service, regardless of the performance or usage of the service, would force lighter end users of the network to subsidize heavier end users.”743

2.	No Vertical Foreclosure in the Sale of Programming to Rival MVPDs or Unaffiliated OVDs

Various commenters allege that the Transaction will allow Comcast to leverage its control over NBCUniversal content to harm MVPDs and OVDs.  Specifically, those commenters

741           Median usage in two of Comcast’s larger trial markets, Atlanta and Nashville, also has grown by {{ }} percent, which is typical of many of the trial markets.  Further, in the Nashville and Atlanta markets, a slightly higher percentage of Comcast customers exceed 300 GB usage per month currently than did before the trial began, notwithstanding the related charges.  More customers are opting to purchase additional usage each month.  Still, the {{ }} of customers in these markets do not exceed 300 GB per month or even come close to that level of usage.  Comcast currently has no new data usage trials planned, as it continues to monitor the existing trials described above.  Response to Request No. 59(iii).
742           See, e.g., Gigi Sohn, Time Warner Steps Up to the Plate on Bandwidth Usage: UPDATED Public Knowledge (Jan. 17, 2008), https://www.publicknowledge.org/news-blog/blogs/time-warner-steps-plate-bandwidth-usage-updat (supporting TWC’s UBB trials as heavy data users “will now be directly responsible for bearing the cost of their heavy bandwidth usage”); see also Robin S. Lee & Tim Wu, Subsidizing Creativity through Network Design: Zero-Pricing and Net Neutrality, 23 J. Econ. Perspectives 61, 72 (2009) (“[N]othing in the current net neutrality regime prevents charging higher prices to consumers who utilize more bandwidth or demand faster service.”).
743           2010 Open Internet Order ¶ 72.

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 argue that the expansion of Comcast’s subscriber base and the acquisition of (minimal) additional programming by Comcast will increase the company’s incentive and ability to profitably withhold programming.744  These commenters are merely rehashing the same arguments raised in opposition to Comcast’s acquisition of control over NBCUniversal nearly four years ago.  The Commission fully evaluated and approved that Transaction, subject to conditions that apply today and will apply to the assets acquired here.  This Transaction involves an immaterial amount of additional video programming and will not increase Comcast’s incentive or ability to engage in any kind of foreclosure strategy, and the effort to show otherwise is strained and should be rejected.

a.	Comcast’s Video Programming Ownership Will Not Substantially Increase.

As explained above in Section IV.B.2.b, unlike its acquisition of control over NBCUniversal, Comcast will only acquire a small amount of additional video programming from TWC, and even less from Charter.  Comcast today accounts for less than 12 percent of video programming by revenue nationwide (including broadcast, national cable networks, and RSNs), and the Transaction will increase that by only 0.25 percent.  Because the addition of TWC’s and Charter’s programming will not significantly increase that share,745 any alleged competition issues arising from Comcast’s vertical integration are simply not transaction-specific.746

744           See, e.g., AAI Comments at 21-27; ACA Comments at 13-16; CenturyLink Comments at 6-13; Consumers Union et al. Petition to Deny at 22-27; Dish Petition to Deny at 80-82; NHMC Comments at 15-16; WGAW et al. Petition to Deny at 21.
745           See Comcast-TWC Public Interest Statement at 164-66.
746           For example, calls to impose a condition barring Comcast from pursuing tier placement or bundling arrangements involving Comcast programming fail to make any meaningful transaction-specific claims.  See, e.g., Hawaiian Telcom Comments at 16; NTCA Petition to Deny at 6.  As Comcast’s video programming ownership will not substantially increase, there is no basis to conclude that such claims are transaction-related and accordingly no basis for restricting Comcast alone from commonplace commercial practices.

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Moreover, Comcast’s video programming holdings do not begin to reflect market power as a programming seller.  The video programming marketplace offers numerous alternatives to each of Comcast’s cable and broadcast networks.  Were Comcast to withhold NBCUniversal content from a competing MVPD or an OVD, many viewers would simply watch alternative programming rather than switch to Comcast, so any attempt by Comcast to withhold programming would harm its programming business more than any potential gain in MVPD revenue.  Indeed, the report of Drs. Rosston and Topper demonstrates that Comcast will not have the incentive to foreclose competitors from access to its programming.747

b.	Expanding Its Customer Base Will Not Increase Comcast’s Incentive or Ability to Foreclose Rival MVPDs and OVDs from its Programming.

Programming foreclosure arguments fail to take into account the long-term impact of withholding key programming.  NBCUniversal’s successful programming sales business depends on the willingness of MVPDs and OVDs to pay for NBCUniversal content, which, in turn, depends on the popularity of the content among viewers.  Withholding programming from MVPDs or OVDs would likely reduce overall audience exposure and cause a decline in the programming’s popularity.  If Comcast were to begin withholding popular NBCUniversal networks, over time viewers would lose interest and video distributors would demand a lower price (and NBCUniversal would in turn lose the ability to demand high prices from advertisers for that programming, losing revenue on both sides of the equation).  Similarly, the value of Comcast’s programming assets is highly dependent on the ability to attract creative talent to produce hit TV programs.  Withholding programming and losing viewers would create a downward spiral for NBCUniversal by diminishing the reputation of its networks among content

747	See Rosston/Topper Decl. ¶¶ 82-104.

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creators and would cause creators to launch new shows on competing networks.  Nor, as the video distribution industry grows even more competitive, is there any reason to think that a withholding strategy would be lucrative for Comcast.  Customers of MVPDs that are deprived of attractive NBCUniversal programming might very well choose to stay with their provider, but watch other programming networks, or they might switch to one of the other options in the market besides Comcast,748 including an OVD.  It is thus a risky and uncertain strategy, while the loss of programming revenues would be real and potentially unremediable.

i.	Economic and Empirical Evidence Refutes Any Foreclosure Claims.

Some commenters suggest that Comcast has implicitly conceded (in its arguments in support of the NBCUniversal transaction) that its incentive and ability to withhold programming will increase post-transaction.749  For example, Dish points to Comcast’s argument that withholding retransmission of the NBC O&O in New York from DirecTV would cause diversion to cable operators in New York (like TWC) rather than Comcast.  Dish argues that the acquisition of TWC means Comcast will be able to capture more of the New York subscribers that would be lost by an MVPD from which the NBC O&O programming was withheld.  But as Drs. Rosston and Topper conclusively show using the Commission’s theoretical and empirical analyses (and applying current data), the Transaction presents no increased risk of foreclosure of any NBCUniversal programming to MVPDs.  Drs. Rosston and Topper demonstrate with a variety of regression analyses that the incremental increase in Comcast’s footprint will not

748           Senator Franken is correct that Comcast has, in the past, pointed to TWC as one of the many MVPDs that buys NBCUniversal programming.  Senator Franken Comments at 24-25.  But TWC’s presence or absence in the programming market is not a basis for concern.  After this Transaction, the program access rules will still apply and there will still be multiple distributors carrying NBCUniversal programming, including distributors with which Comcast does and does not compete, for purposes of potential comparison.

749           See, e.g., Dish Petition to Deny at 80-82.

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overcome the strong incentives Comcast faces to sell programming to willing buyers at fair market prices.750  The losses sustained by Comcast’s programming sales business for either temporary or permanent foreclosure would outstrip any minor increase in MVPD revenues arising from subscribers switching to Comcast.

ii.	Economic and Empirical Evidence Refutes Any Claims of Increased Prices due to Vertical Integration.

Empirical economic analyses also refute the notion that the Transaction will lead to higher fees for NBCUniversal programming.  Based on the most recent available data, Drs. Rosston and Topper show no significant effect on programming prices associated with Comcast’s ownership of NBCUniversal programming.  As their regression demonstrates, there is no evidence that vertical integration increased affiliate fees of NBCUniversal cable networks relative to a set of control networks, and therefore no basis to conclude that the Transaction will lead to transaction-specific fee increases.751  Although a similar analysis of NBC O&O stations is somewhat more complicated due to the significant marketplace developments in retransmission consent in the past several years, Drs. Rosston and Topper similarly conclude that the increases in retransmission consent fees for NBC O&O stations were in line with those of the general market trends.752  In fact, Drs. Rosston and Topper observe that “following the Comcast-NBCUniversal transaction, NBC O&O retransmission [[ ]] even though NBC O&Os were vertically overlapped with Comcast distribution to a substantial degree in seven DMAs.”753  Thus, although in theory a vertically integrated MVPD might be able to cause programming

750           Rosston/Topper Reply Decl. ¶¶ 111-187.
751           Id. ¶¶ 112-120.
752           Id. ¶¶ 121-126.
753	Id. ¶ 125.

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prices to increase, data from the last several years show that that has not happened for a vertically integrated Comcast.

iii.	Applicants’ Track Record Proves They Will Not Withhold Content.

Since Comcast acquired control over NBCUniversal, it has successfully licensed or renewed programming agreements with all MVPDs with whom it negotiates (including Verizon, Cablevision, Dish, NCTC, and 20 other MVPDs), and it has licensed programming to dozens of OVDs (including Amazon, Netflix, and YouTube)754 – all without resort to the NBCUniversal arbitration provisions.  Other OVDs with whom NBCUniversal licensed programming include: Apple, Barnes and Noble, CinemaNow, Google, Grab Media, Hit Bliss (formerly Project Concord), Hulu, Media Navi, Microsoft, MovieLink, Reliance Majestic, Samsung, Sony, Target, VDIO, and Vudu.755  As discussed above, the additional programming and subscriber base Comcast will acquire post-transaction will not increase the likelihood that Comcast will attempt to engage in anticompetitive withholding strategies that it has never previously attempted.

Other commenters try to show that there have been incidents that should raise the Commission’s concerns about the future.  For example, the Sports Fans Coalition opposes the Transaction on the basis of disputes related to the licensing of SportsNet LA, a new regional sports network that carries the Los Angeles Dodgers’ baseball games and other sports programming.756  Sports Fan Coalition accuses TWC of withholding SportsNet LA from other MVPDs, presumably by offering access to the channel at an excessive price,757 and demands that

754           See Response to Request No. 19(a), (d) & Exhibits 19.1(a), 19.5(a).
755	Id.
756	Sports Fan Coalition Petition to Deny at 1-2.
757           Sports Fan Coalition Petition to Deny at 3 (“refusal . . . to license”), 13 (“withholding”), 14 (“boycott of all other satellite and cable MVPDs”), 27 (claiming that TWC is offering SportsNet LA to other MVPDs for $4-5 per subscriber per month).

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 the Commission bring the current proceedings to a halt, “declining to act at all in this docket, unless and until TWC makes the SportsNet LA channel, and its exclusive Los Angeles Dodgers baseball content, available to all competing MVPDs at fair market value and on non-discriminatory prices, terms and conditions.”758  But, notably, TWC has offered to participate in binding arbitration with such MVPDs, and they have all refused to do so, belying any suggestion that TWC is withholding SportsNet LA or insisting on unreasonable terms.759

Focusing on Comcast’s RSNs, other parties claim that Comcast previously withheld CSN-Philadelphia from other MVPDs, and that this supposedly demonstrates a propensity to withhold content.760  These allegations are old chestnuts that continue to be meritless.761  In addition, allegations that Comcast has raised prices or withheld RSNs in Northern California and Houston are also flagrant mischaracterization of the facts.762  In the case of Houston, the network is currently in bankruptcy proceedings for a variety of reasons having little to do with Comcast, and in the case of California, it was Dish that temporarily blacked out Comcast’s programming

758           Id. at 37.
759           Joe Flint & Mike Hiserman, Time Warner Cable Says Yes to Arbitration to End Dodgers TV Standoff, L.A. Times, July 28, 2014, available at http://www.latimes.com/entertainment/envelope/cotown/la-et-ct-dodgers-time-warner-cable-arbitration-20140728-story.html.
760	See Dish Petition to Deny at 65-58; COMPTEL Petition to Deny at 38.
761           CSN-Philadelphia previously was excluded from the Commission’s program access rules.  After the Commission revised its rules, Comcast made this programming available to all, but certain distributors have chosen not to carry it.  See Jeff Gelles, Comcast and Satellite Companies at Impasse Over SportsNet Programming, The Phila. Inquirer (Apr. 15, 2012), available at http://articles.philly.com/2012-04-15/business/31345434_1_satellite-providers-cable-companies-comcast-sportsnet (describing SportsNet Philadelphia as “the poster child for quality local sports programming” and noting that Comcast made formal carriage offers to DirecTV and Dish Network); Jeff Gelles, Phils TV Deal With Comcast Still Leaves Some Fans Out, The Phila. Inquirer (Jan. 27, 2014), available at http://articles.philly.com/2014-01-27/business/46641343_1_sportsnet-philadelphia-comcast-sportsnet-phillies-games (stating that SportsNet Philadelphia is available on Verizon FiOS and other regional cable systems, but that DirecTV and Dish Network had rejected Comcast’s offer to utilize the FCC arbitration process to determine carriage rates.).
762	See Senator Franken Comments at 29.

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in a blatant attempt to game the Commission’s arbitration process to avoid the consequences of an arbitration that Dish initiated and lost.763

Other commenters blend vague references to local news channels into broader assertions concerning RSNs and Comcast’s alleged incentives and ability post-transaction to withhold local news channels it owns from competitors.764  With respect to local news channels in particular, the Commission correctly recognized years ago that such content is easily replicable by competitors and not comparable to content provided by RSNs, which typically is licensed from the owners of local sports teams on an exclusive basis.765  In contrast, there are no comparable

763           See Loren Steffy, Blame for TV Blackouts Begins with the Teams, Houston Chronicle (Apr. 16, 2013), available at http://www.houstonchronicle.com/business/steffy/article/Blame-for-TV-blackouts-begins-with-the-teams-4439808.php (“Hating cable companies is as much a national pastime as baseball, of course, but in this case, frustrated fans should start by blaming the teams themselves.”); see id. (“As a minority owner, [Comcast] has an interest in expanding through distribution . . . .  Meanwhile, the distributors – several of whom own their own regional sports networks in other markets – say there’s a limited amount of these networks they’re able to carry.”); Steve Johnson, TV Dispute Puts Sharks Fans on Ice, San Jose Mercury News (Dec. 10, 2010), available at http://www.mercurynews.com/sharks/ci_16828270 (“After its contract with Dish expired in September 2009, Comcast contends it tried to work out a new deal, only to see Dish suddenly drop the network hours after the arbitrator ruled in favor of Comcast’s final offer.  In an FCC filing Wednesday, Comcast characterized Dish’s use of arbitration as an ‘attempt to game the process to see if it likes the results – and if not, to abandon the programming and the Dish subscribers who have paid for and expected to receive it.”); see id. (noting that fans agreed with Comcast, citing longtime Sharkspage blogger Jon Swenson, who wrote, “Pulling the plug 12 hours after an arbitrator decision you initiated appears on its face unconscionable.”); see also Phil Rosenthal, Dish, Comcast TV Contract Fight in California Could Affect Blackhawks, Bulls, Cubs, White Sox, Chi. Trib. (Dec. 2, 2010), available at http://newsblogs.chicagotribune.com/towerticker/2010/12/dish-comcast-tv-contract-fight-in-california-could-affect-blackhawks-bulls-cubs-white-sox.html (“What happened in California is Dish took its contract fight with CSN California to arbitration.  Half a day after the arbitrator ruled against Dish, it pulled the plug on the channel that carries San Jose Sharks, Sacramento Kings and other teams.”).

764           See, e.g., Consumers Union et al. Petition to Deny at 21; Public Knowledge et al. Petition to Deny at 45; CFA et al. Petition to Deny at 28, 32-33.

765           See Review of the Commission’s Program Access Rules and Examination of Programming Tying Arrangements, 25 FCC Rcd. 746, 782 n.200 (2010), aff’d in part, Cablevision Sys. Corp. v. FCC, 649 F.3d 695 (D.C. Cir. 2011) (“2010 Program Access Order”).  As the Commission correctly explained there, in declining to fashion an explicit program access obligation for local news channels:

[W]e believe it highly unlikely that an unfair act involving local news and local community or educational programming will have the prescribed purpose or effect under Section 628(b).  Unlike RSN programming, local news and local community or educational programming is readily replicable by competitive MVPDs.  Moreover, the Commission previously found that exclusivity plays an important role in the growth and viability of local cable news networks and that permitting such exclusivity “should not . . . dissuade new MVPDs from developing their own competing regional programming services.”

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Id. (internal citations omitted); see also, e.g., Verizon Tel. Cos. and Verizon Servs. Corp. v. Madison Square Garden, L.P. and Cablevision Sys., 26 FCC Rcd. 13145 n.152 (2011) (noting precedent finding that “local and regional news channels are ‘readily replicable’ programming”) (internal citations omitted).

legal restrictions that would prevent an MVPD or any other interested entity from engaging in its own local news reporting.  Consequently, to the degree that these commenters seek to condition approval of the Transaction on giving rivals access rights to local news channels, the Commission should summarily reject that proposition as baseless and contrary to the Commission’s decades-long goal of encouraging the emergence of more local news voices.766

Finally, moving to online content, AAI, CFA, and others point to the NBCUniversal arbitration with Project Concord, Inc. (“PCI”), as supposed evidence of the company’s tendency to withhold content.767  But that was not the nature of the dispute, which focused on which content PCI could have in light of contractual limitations and on what terms PCI had a right to demand it.  And notably, the Media Bureau ruled in Comcast’s favor on the core issue that NBCUniversal was not required to violate its licensing agreements with others in order to license certain content to PCI.768  Indeed, the Bureau resolved the interpretive issues raised by the case without any suggestion of non-compliance by NBCUniversal and expressly rejected claims that NBCUniversal’s positions in the arbitration were unreasonable.769  While the Media Bureau’s ruling is pending review by the Commission, NBCUniversal has in the meantime provided significant content to PCI under the parties’ arbitrated programming agreement (as modified by

766           See, e.g., 2010 Program Access Order, n.200; 2014 Quadrennial Regulatory Review – Review of the Commission’s Broadcast Ownership Rules and Other Rules Adopted Pursuant to Section 202 of the Telecommunications Act of 1996, 29 FCC Rcd. 4371 ¶ 21 n.50 (2014) (discussing tentative conclusion to retain local TV duopoly rule to, inter alia, bolster incentives for production of local news programming).
767           AAI Comments at 31-32; CFA et al. Petition to Deny at 2, 36-37.
768           Project Concord Order on Review ¶¶ 66-73 (Commission review pending).
769           See id.

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the Media Bureau’s order) – further refuting any claim of that this dispute says anything about “withholding.”

iv.	The Commission Has Already Addressed Any Foreclosure Concerns.

Any residual concern that the combined company will withhold programming is mitigated by the Commission’s existing program access regulations and the conditions of the NBCUniversal Order.770  In other words, even if the Transaction were somehow to increase Comcast’s incentive or ability to foreclose rivals from licensing its programming (which it will not), Comcast would be prevented from doing so.  Some commenters, such as ACA, make generalized allegations that arbitration is inadequate.771  These claims, however, merely highlight issues common to any commercial negotiation and to arbitration generally.  For example, ACA argues that Comcast has an advantage in baseball-style arbitration because it has more information than a small MVPD would about the value of its programming.772  However, a video programmer will always have superior information as compared to an MVPD about its own programming, just as the MVPD (or its bargaining agent) will always have superior information

770           The Maine RLECs seek to require the combined company to provide them with access to video programming on the same terms and at the same rates applicable to its local cable affiliates, to “enable” the RLECs “to compete on the triple play on a level playing field.”  Maine RLECs Petition to Deny at 9-10.  Further, they call for the combined company to divest unspecified cable systems to the RLECs.  Id. at 9.  These demands are patently absurd.  Regarding the former request – which the Maine Commission has already rejected – there is no basis for relieving the Maine RLECs of the same procedures for obtaining content that apply to all MVPDs, and in any event the combined company would be in no position to extend to the Maine RLECs or to anyone else the rights, terms, or prices of content offered by unaffiliated programmers.  See Lincolnville Networks, Inc., Petition for Suspension or Modification of the Application of the Requirements of 47 U.S.C. § 251(b) and (c), pursuant to 47 U.S.C. § 251(f)(2) regarding Time Warner Cable Information Services (Maine), LLC’s Request, Order, Docket Nos. 2012-218-221 (Me. Pub. Utils. Comm’n Feb. 22, 2013) (rejecting prior request from Maine RLECs).  With regard to the clearly unreasonable call for divestiture of cable systems or unbundling facilities to the RLECs, the Maine RLECs might welcome such a leg up in their own business pursuits, but they cannot explain why the Transaction presents any basis for the Commission to compel it.  These clearly unreasonable conditions do not address any transaction-specific harm, and the Commission should therefore reject them.

771           ACA Comments at 31-39; see also Hargray Comments at 3-4; Sports Fans Coalition Petition to Deny at 29.

772           ACA Comments at 34-46.

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to the programmer about the terms it obtains from other programmers.  In any case, one purpose of arbitration by an independent third party is to reduce the advantages of information asymmetry.  The Commission in the NBCUniversal transaction specifically chose arbitration as a “more effective and less costly” remedy for guarding against “harms from integrating content and distribution,”773 and made a number of modifications to the arbitration conditions to protect small and medium-sized MVPDs.774  ACA shows no reason the Commission’s decision in NBCUniversal should be different in relation to this Transaction.775

3.	No Vertical Foreclosure in the Carriage of Unaffiliated Programmers

As previously discussed, this Transaction does not produce any further concentration of national programming, and only limited additional regional and local programming, largely outside of the areas currently served by Comcast.  None of the commenters has made any credible argument that the limited added distribution scale will increase Comcast’s incentives or ability to discriminate on the basis of affiliation against unaffiliated programmers in its carriage decisions.  Blinded by their parochial interests, these commenters discount or simply ignore the fact that Comcast has launched or expanded the carriage of 141 unaffiliated networks in recent years by more than 217 million customers.776  As noted, it carries over 160 independent

773           Comcast-NBCUniversal Order ¶ 4.
774           Id. ¶ 57.
775           ACA complains about the “high fixed costs” and risks of arbitration, asserting that it is an impractical remedy for smaller MVPDs.  ACA Comments at 32-39.  However, the Commission already addressed these concerns by adopting special provisions in the Comcast-NBCUniversal Order which, among other things, (a) authorize smaller MVPDs (with 1.5 million subscribers or less) to appoint an independent bargaining agent and (b) shift the attorney costs and fees incurred by smaller MVPDs (with 600,000 subscribers or less) in an arbitration to Comcast if it does not prevail.  Comcast-NBCUniversal Order, App. A, § VII.D.  ACA’s real objection is that its members do not want to be bound by the outcome of an arbitration, but rather want a free pass to see how it goes and then decide whether to accept the final offer awarded by the arbitrator.  As the Commission has correctly concluded, that would defeat the purpose of final offer arbitration and be unfair to Comcast.  See id. § VII.D.5 (making the final arbitration award binding on all parties).
776	See Response to Request No. 30; Response to Request No. 31.

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networks, including many small, diverse, and international networks.  Post-Transaction, six out of seven networks that Comcast carries will continue to be unaffiliated.

Several of the programmers nevertheless seek to use this proceeding to achieve conditions directing Comcast to support their favored carriage arrangements.  It is a long menu of classic rent-seeking:777

•	Back9 seeks a golf channel carriage condition, with significant distribution that would impose significantly higher costs on Comcast’s customers;

•	RFD seeks a rural channel carriage condition, making clear that its only concern is obtaining a windfall for its network;

•	Herring Broadcasting seeks a news channel carriage condition and a carriage condition for its non-news network (f/k/a WealthTV), each tailored specifically so that these networks would qualify;

•	WeatherNation seeks a weather channel carriage condition, while never explaining why Comcast customers should be required to pay for another source of local weather news;

•	Monumental Sports seeks an RSN carriage condition, conveniently crafted to serve its individual business interests;

•	Veria Living, TheBlaze, and others baldly propose conditions that would effectively guarantee them automatic or near-automatic carriage on Comcast systems;778 and

777           Rent-seeking is “[t]he expenditure of resources in order to bring about an uncompensated transfer of goods or services from another person or persons to one’s self as the result of a ‘favorable’ decision on some public policy.”  See Dr. Paul M. Johnson, Auburn University, Glossary of Political Economy Terms, http://www.auburn.edu/~johnspm/gloss/rent-seeking_behavior (last visited Sept. 22, 2014).

778           See Back9 Comments at 18-19 (Comcast must be forced to carry all competing independent networks on the same systems and distributed to the same subscribers as affiliate programming and launch two competing independent networks each from the entertainment, men’s lifestyle, women’s lifestyle, golf, and children genres); RFD-TV Comments at 12-13 (Comcast must be forced to carry on 100% of its systems an independent rural programming network focusing on rural news and information.); Herring Broadcasting Comments (Letter 3) (Comcast must be forced to extend a 10-year carriage term to any national news cable network that, among other things, is launched on two other MVPDs.); Herring Broadcasting Comments (Letter 4) (Comcast must be forced to extend a 10-year carriage term to any national cable network that, among other things, is launched on two other MVPDs.); WeatherNation Petition to Deny at 10-11 (Comcast must be forced to extend terms better or at least equal to those given to The Weather Channel by Comcast and other MVPDs to include carriage in the same tier and neighborhood.); Monumental Sports Comments at 7-8 (Comcast must be forced to carry an RSN automatically if it declines to immediately agree to carriage of a newly launched RSN.); TheBlaze Comments at 21 (Comcast must be subject to binding private arbitration in carriage disputes and prohibited from seeking or even enforcing any MFN provisions.); Tennis Channel Comments at 27-28 (Comcast must be subject to arbitration and a watered-down standard of evidence for a complainant.); Sinclair Petition to Deny at 16, 19-20 (Comcast must be subject to binding arbitration solely upon the request of a broadcaster.).  The Parents Television Council et al. and WGAW likewise raised program carriage concerns.  See Parents Television Council et al. Comments at 5; WGAW et al. Petition to Deny at 32-37.

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•
Sinclair Broadcasting, the largest programming interest of this group of commenters, about whose filing ACA’s spokesman observed, “[i]n terms of sheer hypocrisy, [it] has to take first prize,”779 seeks a raft of non-transaction-specific conditions designed to obtain deal terms that Sinclair has not been able to achieve at the bargaining table.780

And more programmers may yet emerge (untimely though they would be) with redundant or even more onerous proposals looking to advance their narrow business interests (or, like Discovery, barely cloaking their narrow interests in the form of more generalized concerns).

a.	Transaction Reviews Have Too Often Been Used for Frivolous Program Carriage Advocacy.

Unfortunately, the Commission has expended enormous amounts of time in previous proceedings on what have proved, time and again, to be frivolous program carriage claims.  This history is worth recounting.

In the Adelphia proceeding, for example, The America Channel (“TAC”) was a major proponent of mandatory program carriage arbitration.  Eventually, the Commission created an arbitration right for unaffiliated RSNs.  TAC was merely an idea for a network, not a going concern, when it filed comments in FCC rulemakings and inquiries in 2004-2007 claiming that the only barrier to its successful launch as a network was its inability to secure a carriage agreement with Comcast.  TAC filed scores of ex partes in eight different dockets during this period and met with senior Commission staff and even Commissioners on multiple occasions, including multiple meetings in the Adelphia proceeding.  After the Commission imposed the

779           Ted Hearn, Vice President of Communications, ACA, available at https://twitter.com/TedatACA/status/504685636805484544.
780           Sinclair Petition to Deny at 15-20.

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program carriage arbitration condition for RSNs in the Adelphia Order, TAC acquired rights to some college sports – rights that no one else appeared to want – and suddenly claimed that it was an RSN eligible to use that condition.  Comcast challenged TAC’s claim that it was a qualified RSN at the Commission.781  And even though the Commission suspended the Adelphia Order’s program carriage arbitration condition indefinitely because of its susceptibility to abuse, the Commission nevertheless allowed TAC to pursue arbitration.782  TAC and Comcast reached a settlement in October 2007, under which TAC was guaranteed carriage on Comcast’s systems.  And then, even though TAC had obtained precisely what it had told the Commission was all it needed to be successful, the network still did not launch.  Nearly seven years later, it still has not.

Herring Broadcasting was a major proponent of draconian program carriage conditions in the Comcast-NBCUniversal proceeding, even while it was still pursuing its non-meritorious litigation against Comcast, TWC, and two other cable operators.783  But Herring Broadcasting had already had its day in court and “failed completely” to prove its case, as the Commission’s Chief ALJ, the Commission itself, and (later) the Ninth Circuit found.784

Here, again, commenters have emerged to seek the imposition of conditions such as (1) mandatory program carriage arbitration, (2) watering down the current program carriage discrimination standard, (3) shifting the burden of proof, and (4) nakedly granting windfalls to certain parties.785  The Commission should declare that enough is enough.  Faced with robust

781           Comcast Corp. Petition for Declaratory Ruling that The America Channel is not a Regional Sports Network, Order, 22 FCC Rcd. 17938 ¶ 8 (2007) (“TAC Decision”).
782           TAC Decision ¶ 24.
783           See Herring Broad., Inc. v. Time Warner Cable, Inc. et al., Memorandum Opinion and Order, 26 FCC Rcd. 8971 (2011), aff’d sub nom. Herring Broad., Inc. v. FCC, No. 11-73134 (9th Cir. 2013).
784           Id.
785           See, e.g., Tennis Channel Comments at 27-28; Beach TV Cable Co. (“Beach TV”) Comments at 5; Back9 Comments at 18-19; My Christian TV Petition to Deny at 3; RFD TV Comments at 12-13.

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MVPD competition in all areas it serves, Comcast has every incentive to carry networks that its subscribers want, without regard to affiliation.  Unlike program access, in which there is generally an economic incentive to sell programming to all willing MVPD buyers, MVPDs like Comcast do not and cannot carry all networks that seek carriage, and do not and cannot agree to all carriage terms desired by the networks they already carry.  Weakening Comcast’s ability to decline to carry certain services, or subjecting it to arbitration triggered by a programmer, would disserve the public’s interest by harming Comcast’s ability to provide its customers attractive packages of programming at attractive prices.

The Commission should in particular dismiss the suggestions by Tennis Channel, TheBlaze, and Sinclair786 to impose a program carriage arbitration regime, which is both unnecessary and inappropriate.  The Commission has tried a program carriage arbitration regime before – the aforementioned Adelphia Order condition imposed on Comcast and TWC – and it wisely suspended that condition for the abuse it inherently invited.787  In the other instance in which that condition was employed, the Commission reversed the decision of two arbitrators and the Media Bureau in finding that TWC did not act on the basis of discrimination but instead on the basis of legitimate business factors in determining that there was not sufficient demand to justify carrying MASN on its North Carolina systems.788 In short, the condition produced years of litigation, consumed massive legal fees and agency and judicial resources, and did not change the carriage of any channel anywhere.  There is no reason to repeat this history again.  This is

786           TheBlaze Comments at 4, Tennis Channel Comments at 27-28; Sinclair Petition to Deny at 16.

787           TAC Decision ¶ 24.

788           TCR Sports Broad. Holding, L.L.P. v. Time Warner Cable Inc, Memorandum Opinion and Order, 25 FCC Rcd. 18099 ¶ 23 (2010).

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especially true in light of evidence discussed below demonstrating that Comcast has not engaged in discrimination against unaffiliated program services.

b.	No Affiliation-Based Discrimination Against National Programmers

Against the backdrop of extremely competitive programming and MVPD marketplaces, Comcast has neither the incentive nor the ability to act anticompetitively toward unaffiliated national programmers.  As Drs. Rosston and Topper explain, an anticompetitive foreclosure strategy against unaffiliated programmers would risk loss of Comcast’s MVPD customers for little gain.789  Drs. Rosston and Topper observes that “because of the vigorous competition Comcast faces in the upstream (video programming) and downstream (video distribution) markets . . . .  a discriminatory program carriage strategy against unaffiliated programming would likely be unprofitable – it would likely lead to Comcast losing cable customers without bringing much benefit to Comcast’s affiliated programming.”790  Moreover, using the Commission’s economic model in the Technical Appendix to the NBCUniversal Order for assessing discrimination on the basis of affiliation, Drs. Rosston and Topper demonstrate that no such pattern has occurred since the NBCUniversal transaction, either on behalf of legacy Comcast networks or newly acquired NBCUniversal networks. 791  In short, there is no basis to conclude that Comcast has favored its affiliated networks since 2011 or would do so following the Transaction.792

789           Rosston/Topper Decl. ¶ 232.

790	Rosston/Topper Reply Decl. ¶ 83.

791           Id. ¶¶ 96-104.  As Drs. Rosston and Topper explain, there are several conceptual flaws with this model.  Nonetheless, to the extent it has any weight, it provides evidence in support of the Transaction.

792           Rosston/Topper Decl. ¶¶ 201-210, 234-235; Rosston/Topper Reply Decl. ¶ 104.

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Indeed, over the years since acquiring NBCUniversal, Comcast has negotiated successfully with numerous unaffiliated national programmers, large and small.793  Comcast carries many more independent networks than TWC and has expanded the carriage of dozens of networks.  As REELZChannel observes:  “[S]ince the 2011 Comcast merger with NBCU, the number of REELZ subscribers has more than doubled to 11.5 million, making Comcast REELZ’s largest cable distributor and demonstrating Comcast’s continued commitment to support independent networks that show diligence and long-term commitment to their own future.”794  Crown Media Family Networks similarly observes:  “One need only look at Comcast’s programming schedule to recognize that it similarly distributes other independent channels with diverse programming, whether family-friendly, minority-owned or programmed, or presented in foreign languages.  [The Transaction] will be a positive development not only for the Hallmark channels, but also for other unaffiliated and independent networks.”795  And as Ovation plainly and powerfully states, “Comcast has the best record of any pay-TV provider in launching independent networks like Ovation.”796

Against Comcast’s record of carriage, various commenters cite the Tennis Channel and Bloomberg disputes, as evidence of a problem (including, most prominently, Tennis Channel

793           Applicants note further that Veria Living’s allegation that Comcast refuses to carry it is false.  Veria Living Comments at 1.  Comcast has not agreed to carry the network at the distribution levels it demanded because such a large scale roll-out is not an appealing business proposition for the company, but Comcast has not refused to carry the network or otherwise closed the door on carriage negotiations with Veria Living.

794           REELZChannel Comments at 5.

795           Letter from William Abbott, President & CEO, Crown Media Family Networks, to Chairman Wheeler, FCC, at 2 (Aug. 25, 2014).

796           Letter from Brad Samuels, Executive Vice President, Ovation, to Chairman Wheeler and Commissioners, FCC, at 2 (Aug. 22, 2014).

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itself).797  With respect to the Bloomberg dispute, that case simply did not relate to alleged discrimination.  The dispute involved an interpretation of a provision of the NBCUniversal Order, specifically what number of contiguous news channels constituted a “neighborhood” into which Bloomberg TV should be moved.  It was irrelevant to the case whether any news channels affiliated with Comcast were in a particular neighborhood.798  And the dispute was solely about the interpretation of the NBCUniversal Order “news neighborhooding” condition – it did not relate to whether a network should be carried or the tier on which it should be carried.  Indeed, Bloomberg TV, with Comcast’s support, has recently sought to release Comcast from the requirements of the Bloomberg Order, so that Comcast could move Bloomberg TV to a channel slot next to Comcast’s affiliated CNBC network – and this relief was needed precisely because CNBC was in several cases not in the news neighborhoods that were the focus the Bloomberg case.799

Tennis Channel.  With respect to the Tennis Channel matter, a unanimous panel of the Court of Appeals of the D.C. Circuit found no evidence of unlawful discrimination and vacated the Commission’s order.800  Both the full D.C. Circuit and the Supreme Court found no reason to review – let alone disturb – this decision, which did not “introduce a new test” or weaken the evidentiary standard, as Tennis Channel claims, but instead properly weighed the evidence and found none supporting Tennis Channel’s allegations, consistent with the Commission’s

797           See, e.g., CFA et al. Petition to Deny at 36-40; Consumers Union et al. Petition to Deny at 30-31, 45-46; Dish Petition to Deny at 88-93; ITTA Petition to Deny at 14-15; Entravision Comments at 11-12; Public Knowledge et al. Petition to Deny at 56; TheBlaze Comments at 11.
798           See Bloomberg v. Comcast Cable Commc’ns, LLC, Memorandum Opinion and Order, 28 FCC Rcd. 14346 (2013) (“Bloomberg Order”).
799           Bloomberg L.P., Petition for Waiver, MB Docket No. 11-104 (June 23, 2014).
800           Comcast Cable Commc’ns, LLC v. FCC, 717 F.3d 982 (D.C. Cir. 2013), reh’g en banc denied, No. 12-1337, 2013 WL 5610420 (D.C. Cir. Sept. 4, 2013), cert. denied, 134 S. Ct. 1287 (2014).

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precedent.801  That ruling stands, no matter how many contortions Tennis Channel is willing to undertake to try to overcome it.802  And it would be grossly inappropriate for the Commission to allow Tennis Channel to circumvent the dispositive judicial rulings against it to leverage a new carriage arrangement to which it is simply not entitled.

Further, the claims Tennis Channel makes in this proceeding are inaccurate and unsustainable.  Tennis Channel claims that national sports programming presents an “especially acute” risk of public interest harms, pointing to a table of affiliation versus carriage of sports networks that Tennis Channel alleges demonstrates Comcast’s “pattern of favoring affiliated sports networks,” which Tennis Channel further alleges “remains true today.”803  There was no “pattern” to begin with – Comcast’s carriage of affiliated and unaffiliated sports networks has been in line with most other major MVPDs, as Commissioner Pai has recognized804 – and since 2011, Comcast has added two unaffiliated national programming services to broadly penetrated tiers:  Fox Sports 1, which Comcast launched last year, is carried on the same tier as NBC Sports Network, Golf Channel, ESPN, and ESPN2.805  CBS College Sports was rebranded as CBS Sports, and Comcast moved the network to a broadly penetrated tier in 2011.  Tennis Channel accounts for neither development in making its assertions here.  Tennis Channel’s misleading table also fails to include the recently launched and unaffiliated PAC 12 Network and SEC Network – two networks that Comcast carries on a broadly penetrated tier in their respective

801           See id.

802           Tennis Channel Comments at 26 n.63.

803           Tennis Channel Comments at 17, 19.

804           Tennis Channel, Inc. v. Comcast Cable Commc’ns, L.L.C., Memorandum Opinion and Order, 27 FCC Rcd. 8508 (2012) (Statement of Commissioner Pai, dissenting).

805           Xfinity TV Channels, http://www.comcast.com/Customers/Clu/ChannelLineup.ashx (abbreviating Fox Sports 1 as FS1).

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territories (along with the Big 10 Network, which is not carried exclusively on the sports tier)806 – and ignores Comcast’s highly penetrated carriage of TBS and TNT (which feature significant sports content), and all other unaffiliated in-market RSNs.807  In short, Tennis Channel’s “evidence” should be given no weight.

Tennis Channel’s effort to manufacture a transaction-specific harm here is just one more contortion on its part in its more than four-year effort to enlist the Commission’s help in rewriting the ten-year old long-term contract to which Tennis Channel freely agreed and with which Comcast has fully complied.  As Tennis Channel admits, TWC – like Comcast – carries Tennis Channel on its sports tier.  And, like Comcast (and numerous other MVPDs), TWC carries Golf Channel and NBC Sports Network on highly penetrated tiers.  The most Tennis Channel can say is that it “reasonably expected” to engage in negotiations with TWC upon the expiration of its contract with TWC to obtain broader carriage, and “any such negotiations will now presumably be influenced by Comcast” – which is hardly convincing, nor unique in any way to Tennis Channel.  Nevertheless, Tennis Channel seeks a condition that would allow networks to “opt” between an expiring Comcast and TWC contract.808  That impractical and opportunistic proposal would not only be indefensible, but would arbitrarily abrogate contracts (which, as noted, is just another page out of Tennis Channel’s playbook).

RFD-TV.  RFD-TV has been singularly aggressive in its shameless and unprincipled attempts to use the Transaction to gain additional carriage from Comcast.  Despite these efforts,

806           See Tennis Channel Comments at 19.
807           See Xfinity TV Channels, http://www.comcast.com/Customers/Clu/ChannelLineup.ashx.  Tennis Channel also claims that NBA TV is affiliated with Comcast “through its ownership in the National Basketball Association.”  Comcast never owned a cognizable interest in NBA TV through its ownership of the Philadelphia 76ers, but even accepting Tennis Channel’s ownership theory as true, Tennis Channel ignores the fact that Comcast sold the 76ers in 2011.
808           Tennis Channel Comments at 15 n.45, 29.

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RFD-TV’s complaint is not transaction-specific.  Instead, RFD-TV seeks to reopen a business decision Comcast’s local systems made in August 2013 to discontinue carriage of RFD in New Mexico and Colorado.  This decision was essential to reclaim much-needed bandwidth for increased broadband speeds and other improvements to those local systems.  And Comcast’s decision was driven, in part, by the lack of viewership of RFD-TV in those markets.  The decision simply has nothing to do with the Transaction.

Moreover, RFD-TV ignores the inconvenient fact that Comcast substantially increased distribution of its sister network, FamilyNet, which largely carries the same programming as RFD-TV.  In fact, the parent company of both networks, Rural Media Group, has increased its networks’ carriage on Comcast’s systems by over a million subscribers since 2011.809  Far from demonstrating any “rural bias,” these facts confirm Comcast’s commitment to serve the interest and needs of its customers, including those in more rural communities.

RFD-TV also acknowledges that both Comcast and TWC carry the network at about the same penetration levels.810  Thus, there is no transaction-specific issue here, despite RFD-TV’s attempts to manufacture one.

Finally, although RFD-TV included some of the correspondence between the parties in its comments, a more recent email from RFD-TV’s CEO, Patrick Gottsch, to Comcast reveals the gamesmanship at play here.  In the email, Mr. Gottsch openly taunts Comcast’s regional vice president of product management, who made the difficult decision to reduce RFD-TV’s carriage, asking if he now “wish[es he] would have picked one of those other ‘12 channels’ besides RFD-

809           See Jaclyn Tuman, RFD-TV Fans Flood Comcast/TWC Deal Docket, Multichannel News, July 28, 2014, available at http://www.multichannel.com/news/distribution/rfd-tv-fans-flood-comcasttwc-deal-docket/382791; Bob Fernandez, It’s a Barnyard Brawl Between Comcast and RFD-TV, Philly.com, July 12, 2014, http://articles.philly.com/2014-07-12/news/51361056_1_rfd-tv-patrick-gottsch-comcast-corp.

810           RFD-TV Comments at 10.

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TV” that were being considered for drop as part of the bandwidth reclamation.  This blatant abuse of the license transfer review process to challenge reasonable, good-faith business judgments that pre-date a transaction is patently improper and should be rejected by the Commission.811

TheBlaze.  TheBlaze has also raised issues that have nothing to do with the Transaction, wrongly asserting that Comcast is trying to “squelch” online distribution to suppress conservative political voices.812  There is no merit to this claim.  TheBlaze is only one of a number of conservative-leaning news channels that have recently launched or are in the process of launching.813  Like other MVPDs, Comcast cannot carry every conservative-leaning news channel.  Nor can it carry every liberal-leaning news channel.  Rather, Comcast must – and is entitled to – make editorial judgments about the programming that best meets the needs and interests of its customers.  On that score, Comcast is already the largest distributor of Fox News,

811           As further proof that RFD-TV is in need of no governmental intervention, AT&T recently announced a decision to carry RFD-TV.  Press Release, AT&T, AT&T U-verse and RFD-TV Reach Agreement to Bring Rural Programming to U-verse Customers (Sept. 8, 2014), http://about.att.com/story/att_u_verse_and_rfd_tv_reach_agreement_to_bring_rural_programming_to_u_verse_customers.html.
812           TheBlaze Comments at 9.
813           TheBlaze’s and Herring Broadcasting’s claim that Comcast disadvantages certain unaffiliated conservative political content is non-transaction-specific and utterly without merit.  See Herring Broadcasting Comments (Letter 3); TheBlaze Comments at 5-6.  Comcast has no interest in, nor incentive for, discriminating against conservative-leaning news channels.  Such programming is attractive to many viewers, and Comcast is keen to serve that interest.  Indeed, Comcast provides greater distribution to the conservative-leaning Fox News than it does to the more progressive news channel it owns, MSNBC.  A number of new conservative-leaning news channels have recently launched or are in development, such as Newsmax, One America News, TheBlaze, and a national channel that Sinclair plans to create.  As one independent programmer observed, however, “One must realize that there are distinct differences between independent programmers and that it is appropriate for Comcast, or any distributor, to exercise discretion when it comes to carriage. . . .  Not all independent programmers provide value in the same fashion and shouldn’t expect carriage otherwise.”  Crossings TV Comments at 4.  In any event, as the Commission has recognized, it is legally prohibited from dictating the content of programming carried on cable systems.  In approving Comcast’s acquisition of control of NBCUniversal, the Commission noted that “the First Amendment, Section 326 of the Act, and Commission precedent limit our ability to dictate the programming policies of our licensees.”  Comcast-NBCUniversal Order ¶ 191 (citing Grutter v. Bollinger, 539 U.S. 306, 326 (2003); Gratz v. Bollinger, 539 U.S. 244 (2003); Johnson v. Cal., 543 U.S. 499 (2005); Lutheran Church-Mo. Synod v. FCC, 141 F.3d 344, 354 (D.C. Cir. 1998)).

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which is carried on Comcast’s budget-friendly “Digital Economy” package of 40+ programming channels.  In contrast, CNBC and MSNBC are carried on higher, more costly tiers of service.

Further, the fact that consumers can already obtain TheBlaze’s programming online, for a monthly fee, is a relevant but not dispositive factor.  The principal obstacle to a carriage agreement has been TheBlaze’s insistence on significantly broader carriage at higher fees than other nascent news services have received, which would immediately drive up monthly rates for Comcast’s customers.

Notably, TheBlaze has been unsuccessful thus far in obtaining carriage from other major MVPDs – presumably for the same reasons.  Like other dissatisfied programmers, TheBlaze is improperly using this license transfer review proceeding to seek concessions that it has been unable to obtain in an open, well-functioning marketplace.

Certain other programming commenters’ demands warrant brief responses:

•
WeatherNation.  WeatherNation’s petition is expressly predicated on concerns relating to Comcast’s “control” of programming assets, most notably The Weather Channel.814  But Comcast is only a minority owner in The Weather Channel and does not control it.  Comcast played no role in The Weather Channel’s negotiations with DirecTV, or the alleged change in fees The Weather Channel’s affiliate allegedly sought to charge WeatherNation for certain data, so this is not even a Comcast-specific – much less transaction-specific – issue.  Nor is there any program carriage issue here;815 Comcast is already subject to legally-binding obligations to bargain in good faith for retransmission consent and not to discriminate on the basis of affiliation in the selection of channels for carriage and the associated terms and conditions.  (As noted, the fact that no successful complaints have been brought against Comcast is proof, not that the rules are inadequate, but that Comcast has fully complied with them notwithstanding meritless litigation to which Comcast has been subject.).  As to WeatherNation’s claim that Comcast has “repeatedly declined to even meet with WeatherNation to discuss carriage” since the NBCUniversal acquisition,816 that is false.  Comcast has had discussions with WeatherNation’s representatives from time to time (including last year) and in fact carries the WeatherNation programming on multicast signals pursuant to retransmission

814           WeatherNation Petition to Deny at 2.
815           Id. at 3, 10.
816           Id. at 8.

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consent arrangements in several major markets.  Finally, there is no basis for WeatherNation’s demand that Comcast be required to divest its interest in The Weather Channel, since WeatherNation has failed to provide any credible evidence that the existing relationship is the source of any harm or that the Transaction will create any new likelihood of harm that cannot be redressed through existing rules and conditions.817

•
Back9.  Another commenter, Back9, offers golf-oriented entertainment and lifestyle programming, much of which is derivative of reality and lifestyle programming already abundantly available on other networks.  Back9 only recently signed its first carriage deal with an MVPD (DirecTV) – a deal that gives Back9 a “national footprint” on which to sell advertising, in the words of its president818 (demonstrating only the unreliability of Back9’s and other commenters’ claim that carriage on Comcast is essential to programmers’ viability).  In the same interview, Back9’s president also candidly stated that Back9 was expecting only to sign deals with cable operators two, three, or four years after this initial DirecTV deal, and that Back9 is a “complement” rather than a competitor to Golf Channel (a network that, after all, has been successful for nearly two decades).819  Yet, notwithstanding these candid observations – which are an improvement, at any rate, over what one industry observer called the “bizarre shilling” for mandatory carriage by Back9’s former CEO at a Congressional hearing earlier this year820 – Back9 proposes a new condition here predicated on contrived concerns about discrimination that would require Comcast to launch 15 independent networks, including at least five networks that carry “golf/sports” and other “entertainment” and “lifestyle” programming opportunistically tailored to guarantee broad mandatory carriage of the Back9 network.  In short, Back9 is simply another rent-seeker in the long line of programmers trying to obtain an improper and wholly undeserved business windfall through the Transaction review process.

•
Religious Programming. Two commenters seek specific conditions concerning carriage of diverse religious programming, including forced carriage of more diverse religious networks.821  But they do not offer any evidence – let alone a remotely plausible theory – of any claimed harms arising from the Transaction.  Of course, many religious broadcasters have must-carry status, so there is no credible claim that Comcast could unilaterally deny carriage or drop such stations.822  As to carriage of non-must-carry

817           Id. at 11.  For the same reason, other calls for Comcast to divest or structurally separate its programming assets are equally without merit.  See, e.g., Herring Broadcasting Comments (Letters 3 and 4); Tennis Channel Comments at 29.

818           Peter Finch, A Lot of High Fives in Hartford: Back9 Network’s President on its DirecTV Deal, Golf Digest, June 23, 2014, http://www.golfdigest.com/blogs/the-loop/2014/06/a-lot-of-high-fives-in-hartfor.html.

819           Id.

820           Holman W. Jenkins, Jr., Op-Ed, Wall. St. J., Apr. 15, 2014), http://online.wsj.com/news/articles/SB10001424052702303663604579503352686650912.

821           CBM Petition to Deny at 10; My Christian TV Petition to Deny at 3.

822           Notably, Comcast already carries My Christian TV (call sign WJYS) on its systems in the greater Chicago area.  As to My Christian TV’s concerns about greater consolidation, Comcast is divesting its systems in Michigan, Wisconsin, and Indiana – the other areas where My Christian TV’s programming reaches.  See My Christian TV Media Kit, available at http://www.mychristiantv.net/MCTV_media%20Kit_lowres.pdf.

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diverse religious programmers, Comcast will continue to exercise its editorial judgment about which channels its customers desire to have available in their video packages, and has shown an extraordinary willingness to meet the needs of its diverse customers.

c.	No Affiliation-Based Discrimination Against Spanish-Language Programmers

Comcast has been a tremendous supporter of national and local Spanish-language programming.  In fact, while Entravision expresses concern about Comcast carrying too little Spanish-language local broadcast programming, one commenter (Beach TV) faults Comcast for carrying too much local Spanish-language programming on terms favorable to the relevant broadcasters.  (As discussed below, BeachTV’s claims are equally meritless.823)

There is no credible claim that Comcast’s carriage decisions with respect to local or national Spanish-language channels have been tainted in any way by Comcast’s ownership of Telemundo or mun2.  Since the NBCUniversal transaction, Comcast has launched two independent national Hispanic channels.  It carries more independent Hispanic channels than virtually any other MVPD.  And recently, Comcast reached a long-term agreement to distribute the Univision Deportes Network.824  The record strongly supports Comcast’s leadership in this respect.  The United States Hispanic Leadership Institute explains that “Comcast is the nation’s most extensive provider of Spanish-language networks, having invested in the development of independent channels like El Rey and BabyFirst Americas.”825  MANA, a national Latina organization, also points out that Comcast has launched a package containing 40-60 Spanish

823           Compare Entravision Comments at 12, with Beach TV Comments at 4; see also infra Section V.L.
824           Press Release, Comcast Corp., Comcast and Univision Reach Long-Term Agreement for Distribution of Univision Deportes Network (Sept. 9, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-and-univision-reach-long-term-agreement-for-distribution-of-univision-deportes-network.
825           Letter from Dr. Juan Andrade, Jr., President, United States Hispanic Leadership Institute, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014).

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language channels in major Hispanic markets, and has increased the amount of Spanish language programming available on Comcast’s On-Demand service.826

Entravision, which owns a number of Univision affiliate stations and also owns the Hispanic programming service “LATV,”827 has nevertheless undertaken a campaign against Comcast, not only filing its own comments but actively soliciting members of the industry and the community to advocate against the Transaction.  For example, in a recent email to a Hispanic advocacy organization, Entravision claims:

•	Comcast will be the [dominant] gatekeeper of programming content that reaches the Latino community.

•	Comcast will have every reason to restrict the availability of content that competes with its own content (Telemundo and mun2).

•	If any programmer can’t get carriage with Comcast it won’t be able to obtain funding []or talent. This will have a serious chilling effect on independent Latino program producers.828

What makes Entravision’s advocacy curious – besides being meritless – is that Comcast already delivers LATV to upwards of seven million subscribers – more by number and by percentage than any other MVPD, including TWC.  Indeed, LATV has benefitted more than any other Hispanic network from Comcast’s commitment, in its 2010 Memorandum of Understanding (MOU) with representatives of the Latino community, to distribute Latino-targeted channels it already carried to at least 10 million more digital basic subscribers.  Of that increased distribution – which Comcast actually overdelivered to 17 million new subscribers – LATV received the lion’s share of any programmer – with over four million new subscribers.

826           Letter from Amy L. Hinojosa, President and CEO, MANA, A National Latina Organization, to Chairman Wheeler and Commissioners, FCC, MB Docket No. 14-57, at 2 (Aug. 22, 2014).
827           LATV is for the most part distributed as a broadcast multicast channel over Entravision’s TV stations.
828	Entravision Comments at 8-10.

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In addition, Comcast already carries all 12 Entravision-operated Univision affiliate stations in its footprint.  As Drs. Rosston and Topper observe, there is nothing transaction-specific about Entravision’s claims.  None of Entravision’s Univision affiliates operates in the four DMAs where Comcast has Telemundo O&Os and is acquiring a significant number of cable customers – New York, Los Angeles, Dallas, and San Antonio.  Moreover, precisely because Comcast would be gaining DMAs with significant Hispanic populations, Comcast will have every incentive to carry popular Spanish-language programming like Univision so that Comcast does not lose cable customers to competing MVPDs, or induce them to cut the cord.829  As Drs. Rosston and Topper observe, “[i]f Comcast were to foreclose carriage to Entravision’s affiliates in the DMAs in which it operates cable systems, it would likely lose MVPD subscribers to other MVPDs who carry Entravision stations over-the-air.  As a result, such a strategy would likely be unprofitable for Comcast.”830  Finally, Entravision’s claims that it is threatened by the Transaction in any way ring particularly hollow for yet another reason.  Entravision’s retransmission consent agreements are currently negotiated by Univision, the leading media company serving Hispanic America, not by Entravision itself.831

829           Rosston/Topper Reply Decl. ¶¶ 91-95.

830           Id. ¶ 94.

831           See Entravision, Annual Report (Form 10-K) (Apr. 30, 2014).  The claims asserted by TVC United States, Inc. (“TVC”) are likewise specious.  See TVC Petition to Deny.  Carriage by Comcast is not essential to the ability of an independent network to launch or succeed.  Nevertheless, Comcast’s record reflects that it serves the diverse needs and interests of its customers by offering a wide variety of quality, compelling content, regardless of any affiliation with Comcast.  See discussion supra Section IV.C.3.a-b.  TVC may not agree with all of Comcast’s carriage decisions, but it is inaccurate and unreasonable to suggest Comcast does not support diverse programming and independent networks.  Comcast’s proven commitment to a wide diversity of content will enhance consumer access to diverse programming after the TWC transaction is completed.

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d.	No Affiliation-Based Discrimination Against Regional or Local Programmers

The Transaction does not raise program carriage concerns in local markets.  Comcast is gaining only limited incremental shares in markets whether there is a Comcast RSN, and this added distribution does not significantly increase Comcast’s incentive or ability to foreclose competing RSNs.  (In Los Angeles, Comcast is not gaining significant share through the Divestiture Transactions beyond the share that TWC already has in that market.)  A single unaffiliated would-be regional sports programmer – Monumental Sports – filed critical comments, claiming that the Transaction will provide Comcast a “dominant position” as an RSN operator and will allow Comcast “to use anticompetitive tactics to limit competition from existing RSN operators and prevent or disadvantage the launch of a team-owned RSN.”832  Monumental Sports’ claim is unfounded, and the only RSN that might be thought to have to worry about this is decidedly in Comcast’s corner.  In the one market (New England) in which Comcast owns an RSN and Comcast would be gaining a non-trivial share of customers relative to the existing cable operator, the major independent team-owned RSN (NESN) filed in support of the Transaction.  Specifically, NESN CEO Sean McGrail notes that,

As our experience demonstrates, Comcast has a strong record of supporting independent sports networks—even those that compete with Comcast’s own CSN.  Indeed, Comcast has never discriminated against NESN in favor of Comcast affiliated programming.  On the contrary, Comcast is a good competitor and negotiates fairly with NESN as to both rates and carriage.833

Monumental Sports has even less reason for concern than NESN – since Comcast will be gaining almost no incremental MVPD subscriber share in the Comcast Sports Net Mid-Atlantic

832           Monumental Sports Comments at 3.
833           Letter from Sean McGrail, President & CEO, New England Sports Network, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 22, 2014).

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(“CSN-MA”) territory (or that of the hypothetical Monumental Sports RSN).834  Like other programmer commenters, Monumental Sports’ filing makes clear that its real concern has nothing whatsoever to do with the Transaction; instead, it is seeking to pressure Comcast to renegotiate CSN-MA’s existing rights to carry games of the Capitals and Wizards – rights that are not due to expire for three years in the case of the Capitals and seven years in the case of the Wizards.835  The Commission should firmly reject this transparently self-interested gamesmanship.836

There is equally no basis to conclude that Comcast will have increased incentive or ability to harm local broadcast stations.  As an initial matter, Sinclair acknowledges that it has not had any disputes with Comcast837 – in contrast to Sinclair’s well-publicized disputes with other MVPDs, including TWC, over the years.  Sinclair is the largest station owner group in the country and an affiliate of major broadcast stations; as recent retransmission consent disputes have demonstrated, a dispute with Sinclair is an unattractive proposition for even large MVPDs.  And Sinclair’s reach across the combined company’s footprint will provide Sinclair with significant leverage in retransmission consent negotiations with the combined company.838  Finally, with respect to allegations of discrimination, Sinclair is well protected by the ABC,

834           See Rosston/Topper Supplemental Decl. ¶¶ 42-43.
835           Monumental Sports Comments at 4-5.
836           To the extent Monumental Sports rashly hypothesizes about a program carriage complaint involving a not yet conceived – let alone launched – RSN with major sports rights formerly held by a Comcast RSN, see Monumental Sports Comments at 6-7, there is no basis to assume that the Commission will be incapable of adjudicating any such proceeding on the merits under its existing processes.
837           Sinclair Petition to Deny at 4-5.
838           See Roger Yu, Sinclair Emerges as a Major Broadcasting Player, USA Today, Sept. 20, 2013, http://www.usatoday.com/story/money/business/2013/09/19/sinclair-broadcast/2819599/ (“In the last 2½ years, Sinclair nearly doubled its portfolio of TV stations to 108 from 58, becoming the largest broadcaster in terms of number of stations.  It will own and operate 149 stations when its pending deals are completed.”).

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CBS, and Fox Affiliates’ agreement with Comcast and NBCUniversal,839 which will extend to the acquired systems.  There is no basis to give Sinclair’s arguments here any credence.840

D.	No Harm to Advertising

The Transaction presents no plausible harm to advertising, despite some commenters’ attempts to manufacture “concerns” in this area.841  Because Applicants do not currently compete with each other for local advertisers, the Transaction will have no effect on competition.  Comcast’s management of additional “interconnects” post-transaction will not reduce competition in any market, either.

Notably, no advertisers oppose the Transaction.  Indeed, the only advertisers who filed in the docket (representing tens of billions of dollars in advertising sales annually) strongly support it – observing, for example that “[t]he combined Comcast/Time Warner Cable footprint will provide a larger, more efficient platform to execute local ad buys” and that it will “provide greater opportunity for the advancement of [advertising] technologies that otherwise wouldn’t flourish.”842  The only alleged concerns about advertising come from a group of disgruntled competitors seeking to advance their own parochial business interests.

1.	Overview of the Advertising Marketplace

Advertising is a broad and diverse market, with television, Internet, radio, newspapers, and other media all competing for advertising dollars.  Within this market, television advertising

839           See Comcast-NBCUniversal Order, App. F.
840           Sinclair’s other patently non-transaction-specific demands are discussed further below.  See discussion infra Section IV.C.3.
841           See Viamedia, Inc. (“Viamedia”) Comments at 8-16; CenturyLink Comments at 21-28; ACA Comments at 28-31; RCN et al. Petition to Deny at 26-28.
842           Letter from Irwin Gottlieb, Global Chairman, GroupM, to Chairman Wheeler and Commissioners at 1-2 (Aug. 22, 2014); see also Letter from Bill Koenigsberg, President, CEO, and Founder, Horizon Media Inc., to Chairman Wheeler and Commissioners at 1-2 (Aug. 18, 2014); Letter from Brian Terkelsen, CEO, MediaVest, to Chairman Wheeler and Commissioners at 1-2 (Aug. 20, 2014).

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can be broken down into three basic categories:  (1) national cable and broadcast network advertising; (2) local broadcast advertising; and (3) local cable “spot” advertising.

Network advertising is sold on a nationwide basis by national broadcast networks (ABC, CBS, Fox, and NBC) and national cable networks (like ESPN, CNN, and USA).  Networks compete with each other to sell advertising, since each offers advertisers a means to reach the same (or at least many of the same) consumers across the country.  Advertisers choose to place ads on a particular network based upon their assessment of how effectively it reaches the desired audience.843

Local broadcast advertising is sold by local affiliates of national broadcast networks – like the local ABC or NBC affiliate – in a given market.  It is typically sold across the DMA where the broadcast affiliate is distributed.  Like national networks, local broadcasters within the same DMA compete against each other to sell advertising, since each offers advertisers an alternative path to reach the same consumers.844

Local cable spot advertising is sold by MVPDs.  In their affiliation agreements with cable networks, MVPDs commonly are allocated two minutes per hour of advertising inventory, called “ad avails.”845  Cable companies primarily sell this advertising inventory on a local basis.  Because cable franchise areas are much smaller than DMAs, cable companies can offer advertisers a means to target ads to smaller geographical zones within a DMA.  In contrast, broadcast stations blanket entire DMAs with their feed, and, therefore, do not have the kind of

843	See Rosston/Topper Reply Decl. ¶ 208.
844	See id. ¶ 209.
845           By comparison, broadcast networks, local broadcast stations, and cable networks have 12-14 minutes of advertising time per hour available for sale.

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locally zoned advertising capabilities that cable providers do.846  For these reasons, spot cable advertising and broadcast advertising are not close substitutes.847

Moreover, unlike local broadcasters, MVPDs do not generally compete with each other in the sale of advertising because they do not offer advertisers access to the same households.  For the most part, each MVPD serves separate subscribers.  An advertiser wanting to reach TWC subscribers would purchase ad avails from TWC and not from Cablevision, and vice versa.  Thus, advertising on different MVPD systems is mostly viewed as complementary by advertisers desiring to reach households served by each MVPD.848

Interconnects.  In many DMAs, MVPDs have agreed to form “interconnects” where they pool their ad avails inventory to facilitate a buy of several complementary options simultaneously for advertisers.  Interconnects allow MVPDs to compete more effectively with other outlets for local advertising, like broadcast television, that sell advertising on a DMA-level.  These MVPD interconnects benefit advertisers, who can go to one outlet (the interconnect) to purchase the cable equivalent of DMA-level advertising by using several contiguous MVPDs’ ad inventory.  Otherwise, advertisers trying to cobble together a wide-footprint cable-based advertising campaign would have to go MVPD-by-MVPD to negotiate individual cumulative purchases of ad time.849

846	See id. ¶ 210.
847           See Compl. ¶¶ 14-16, United States v. Gannett Co., Inc., No. 1:13-cv-01984 (D.D.C. Dec. 16, 2013) (“Like broadcast television, cable television and satellite television channels combine elements of sight, sound, and motion, but they are not a desirable substitute for broadcast television spot advertising.”); NBCUniversal Order ¶¶ 152-154 (“Broadcast and cable programming advertising are not sufficiently close substitutes to advertisers to warrant defining a product market that would include both. . . .  Our view is consistent with the DOJ’s conclusion.”); see also Compl. ¶ 10, United States v. Raycom Media Inc., No. 1:08-cv-01510 (D.D.C. Aug. 28, 2008).
848           See Rosston/Topper Reply Decl. ¶ 210.  Indeed, even otherwise competitive MVPDs (such as DBS and telcos) are generally complements to cable MVPDs for advertising purposes, because they do not offer alternative means for an advertiser to reach a given MVPD household.
849	See Rosston/Topper Reply Decl. ¶ 211.

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Interconnects are usually managed by the largest MVPD in a particular market.  The managing MVPD negotiates with advertisers to sell the pooled ad avails inventory, and distributes the revenue back to MVPDs on a pro-rata basis according to the amount of inventory and number of customers each contributed to the interconnect (less a representation fee).  Management of an interconnect requires significant investments in personnel, research, technology, and sales/marketing efforts.850

NCC Media.  MVPDs also came together on a national level to form NCC Media, which places advertising for multiple interconnects in different DMAs.  NCC Media serves as a representative for its affiliate MVPDs (including all major cable, DBS, and telco providers) in the sale of local ad avails to national advertisers.  Although NCC Media negotiates on their behalf, the represented MVPD affiliates set their own rate cards for the ad avails inventory they sell (which may be their own, or, if the MVPD manages an interconnect, may be the full inventory of the interconnect).  NCC Media receives a commission of approximately [[ ]] percent to [[ ]] percent of the amount of the advertising buy.  Net of NCC Media’s fees, revenue from the sale of advertisements is divided proportionally among the MVPDs and/or interconnects that contributed advertising inventory to the sale on the basis of the number of subscribers that each MVPD contributed.  Comcast owns [[ ]] percent, Cox owns [[ ]] percent, TWC owns [[ ]] percent, and Bright House owns [[ ]] percent of NCC Media.  NCC Media has its own separate management team with 450 employees across 17 offices nationwide.851

850	See id. ¶ 212.
851	See id. ¶ 213.

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2.	The Transaction Poses No Harm to Advertising.

a.	No Competitive Harms for National or Regional Advertisers

As Drs. Rosston-Topper previously demonstrated, the Transaction does not raise any competitive concerns for national, regional, or local advertisers.852  The Transaction will not adversely affect the competitive landscape for national advertising, since there will be no change in the ownership of any national broadcast or cable network.

b.	No Competitive Harms for Local Cable Advertisers

Suggestions that the Transaction will harm local spot cable advertising are equally baseless.853  Cable MVPDs in a DMA, whether Comcast, TWC, or Charter, generally operate in distinct footprints and do not serve the same households.  As a result they do not compete for advertising dollars and, as just explained, advertisers do not view them as substitutes, but rather as complements.  There is accordingly no reduction of competition from the fact that, in this Transaction, Comcast will replace TWC and Charter in each of the relevant DMAs, and GreatLand Connection and Charter will replace Comcast or TWC.854

Some commenters allege that Comcast and TWC do compete for advertising dollars in the New York DMA, and that the Transaction will reduce competition for advertising sales and

852	Rosston/Topper Decl. ¶¶ 236-246.
853           See Viamedia Comments at 3-4, 11-12 (claiming that the Transaction “provides Comcast with the unchecked ability to exercise its market power” and will “put an end to competition in . . . the Spot Cable Advertising market.”); CenturyLink Comments at 21, 26; RCN et al. Petition to Deny at 27-28; ACA Comments at 30-31.
854           Relatedly, there is no merit to the claim that Comcast will dominate a “national Spot Cable Advertising market” following the Transaction, based on its management of 18 of the top 25 interconnects.  First, there is no “national” spot cable market, since cable advertising is by its very nature local; an ad in one DMA is generally not a substitute for an ad in another DMA.  Therefore, the scope of Comcast’s interconnect management nationally is irrelevant.  Second, in all DMAs (other than New York City) where Comcast would gain “control” of the interconnect as a result of the Transaction, the change simply consists of Comcast managing the interconnect instead of TWC, which will make little practical difference, as discussed above.  Said another way, there is no support for Viamedia’s bald claim that “[t]he consolidation would result in one less Spot Cable Advertising Representation firm in many U.S. markets.”

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raise spot cable advertising prices there.855  But that is also incorrect.  Comcast and TWC (as well as Charter) serve distinct footprints in the New York DMA, and deliver their spot advertisements to distinct groups of customers directly and through different interconnects.  As a result, advertisers do not consider spot advertisements on Comcast to be a substitute for spot advertisements on TWC or Charter in this DMA, either.  Rather than reducing competition, the Transaction will create efficiencies for advertisers in the New York DMA by offering all of the combined company’s ad avails through a single interconnect.856

In addition, Comcast’s spot cable advertising prices (in New York and elsewhere) are constrained by robust competition from other local advertising media, including the multiple television (e.g., broadcast) and non-television (e.g., Internet, radio, newspapers, etc.) options available in local markets.857  Using SNL Kagan data, Drs. Rosston and Topper observe that local cable advertising only accounts for 21 percent of local television advertising spending.  And across all local advertising spending, local cable advertising accounts for a much lower share.858  And the share of that advertising controlled by cable companies is much lower.  The Commission has estimated that, in total, spot cable advertising (including Comcast, TWC, and, all other MVPDs) accounts for only about seven percent of the $72 billion annual spending on local advertising—far less than other common local advertising outlets, such as broadcast

855           See Viamedia Comments at 1-3, CenturyLink Comments at 21; RCN et al. Petition to Deny at 27; ACA Comments 30.
856           See Rosston-Topper Reply Decl. ¶ 222.  Most DMAs have a single cable advertising interconnect.  This is not surprising since, as Viamedia acknowledges, the purpose of an interconnect is to maximize the efficient distribution of spot advertising in a given DMA.  Viamedia Comments at 5-6.  However, the New York City DMA has two interconnects with non-overlapping membership (with Comcast and TWC participating in different interconnects).  See Viamedia Comments at 6; RCN et al. Petition to Deny at 27.
857           See Rosston/Topper Decl. ¶¶ 236-246.
858           Id. ¶ 218.

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television, radio, Internet, or newspapers.859  As Professor Christopher Yoo testified during the Senate Judiciary Committee hearing on the Transaction, “If you’re a local advertiser, 93% of your money is going elsewhere.  And a 7% concentration level under any antitrust standard is irrelevant.”860  Thus, the notion that Comcast or any other MVPD that controls some subset of only seven percent of a market possesses a “must have” product for local advertisers to purchase, as CenturyLink asserts,861 is utterly baseless.  Drs. Rosston and Topper agree:

In summary, given that the parties do not compete in the provision of local advertising services and the robust competition that local cable advertising faces from other local advertising providers, there is no concern about reduction of competition for local cable advertising.862

Although Comcast will acquire new systems in a handful of DMAs where NBC O&O broadcast stations operate, that presents no significant competitive concerns, either.  NBC O&O stations compete more closely with the affiliates of the other major broadcast networks (and independent broadcasters) for advertising dollars than with MVPDs.  As noted, most advertisers do not regard cable and broadcast advertising to be close substitutes.  For example, few of Comcast’s or TWC’s top 100 local-zoned cable advertisers purchase significant amounts of advertising on NBC O&O stations.  Similarly, few of the top 100 advertisers on each NBC O&O station purchase a significant amount of local-zoned cable advertising from Comcast or TWC.

Because local cable and broadcast are not close substitutes, the Commission determined that Comcast’s acquisition of NBC O&O stations in areas where Comcast operated cable

859           Examining the Comcast-Time Warner Cable Merger and the Impact on Consumers:  Hearing Before the S. Comm. on the Judiciary, 113th Cong. (2014) (testimony of Christopher S. Yoo, John H. Chestnut Professor of Law, Communication, and Computer & Information Science and Founding Director, Center for Technology, Innovation and Competition, Univ. of Penn.).
860           See id. (emphasis added); see also Fifteenth Video Competition Report.
861           CenturyLink Comments at 26.
862	Rosston/Topper Reply Decl. ¶ 218.

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systems was “unlikely to harm competition in advertising”863 in the NBCUniversal transaction.  Claims about harms to the advertising marketplace are even weaker in this Transaction, given the assets being combined.  So the Commission should find it even easier to conclude, as it did in NBCUniversal, that there is no competitive problem in this space.

Finally, RCN theorizes that “[p]rices for advertisers could be increased because advertisers’ ability to leverage independent Interconnects against the Interconnects controlled by the combined company will be severely depleted.”864  This theory is equally baseless.  DMAs typically have only one interconnect because of the efficiencies of providing advertisers one-stop shopping for larger ad buys.  In most DMAs, there is no “independent Interconnect.”  Although the New York DMA has two interconnects, neither is so-called “independent” and, in any event, there is no evidence that advertisers have tried to leverage one against the other to obtain lower prices.  Nor would that make economic sense:  since the two interconnects serve different households, they are better viewed as complements than as competitors for advertising dollars.865

3.	No Competitive Concerns for Advertisers from a Reduced Supply of Local Advertising or from Bundling

Viamedia asserts that Comcast’s “domination” of the spot cable advertising market will incent Comcast to “allocate more advertising time for the national and regional advertisers because of the higher margins those transactions provide . . . result[ing] in reduced supply of spot cable advertising to local advertisers and increased prices.”866  This argument likewise fails as it is inconsistent with marketplace facts.  As Drs. Rosston and Topper explain:

863           Comcast-NBCUniversal Order ¶ 152.
864           RCN et al. Petition to Deny at 27.
865	See Rosston/Topper Reply Decl. ¶¶ 220-222.
866           Viamedia Comments at 11-12.

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Viamedia offers no support for its claims and they are incorrect.  We are aware of no basis for Viamedia’s claims that the margins for national and regional advertisers are higher and this would be surprising if true since it is our understanding that prices for local cable advertising are generally higher than regional cable advertising, which in turn are generally higher than prices for national cable advertising.  In fact, Comcast Spotlight has a greater emphasis on local business and more focus on local zones than TWC does.  Therefore, rather than reducing the supply of local advertising, the transaction may increase supply.867

Notably, the supposedly “at risk” local advertisers have not joined Viamedia’s complaint and plainly perceive no cause for concern over a diminished supply of local ad avails.  Nor should there be any such concern.  In fact, Comcast’s local ad avails inventory is sold by Comcast Spotlight, and the record shows that Comcast Spotlight places a greater emphasis on local business and more focus on local zones than TWC does.  Consequently, rather than reducing the supply of local advertising, the Transaction should increase it.

Viamedia also theorizes that “Comcast could bundle across [i]nterconnects.”868  This is entirely speculative, and Viamedia provides no explanation of what such “bundling” would look like, how it would occur, or who would be harmed.  Even so, as Drs. Rosston and Topper conclude, bundling across interconnects “is more likely to be pro-competitive, as it could reduce rates for national or regional advertisers who purchase cable advertising across multiple DMAs.”869

4.	No Competitive Concerns for Cable Advertising Representation Services

Many of the same commenters wrongly suggest that the Transaction may harm competitors that provide representation services, such as Viamedia, as well as smaller MVPDs

867	Rosston/Topper Decl. ¶ 225 (emphasis in original).
868           Viamedia Comments at 11.
869	See Rosston/Topper Reply Decl. ¶ 226.

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that may wish to use independent representation services.870  They allege that Comcast has excluded independent representation firms and competing MVPDs from interconnects, and will use its “control” of additional interconnects and larger ownership stake in NCC Media to further restrict access to these services and squeeze out independent representation firms.871  They also claim that Comcast will have increased leverage to force MVPDs to use Comcast Spotlight as a condition of participating in interconnects or using NCC Media, and then charge higher rates for these services.872

These allegations are refuted in the first instance by the widespread participation of competing MVPDs in Comcast Spotlight-run interconnects today.  If Comcast had an incentive to foreclose interconnect access to competing MVPDs, one would expect to see limited to no participation today.873  Instead, Comcast has generally accepted every interested MVPD into interconnects.874  As Comcast Executive Vice President David L. Cohen informed the House Judiciary Committee, “Comcast will continue its policy of admitting all MVPDs to any interconnects that it manages.”875

Indeed, more small cable companies participate in Comcast-managed interconnects than in TWC-managed interconnects, which further refutes speculative concerns that the Transaction

870           See Viamedia Comments at 8-14; CenturyLink Comments at 21-28; RCN et al. Petition to Deny at 26-28; ACA Comments at 30-31.
871           See Viamedia Comments at 9-14; CenturyLink Comments at 24-27; RCN et al. Petition to Deny at 26-28; ACA Comments at 30.
872           See Viamedia Comments at 12-14; CenturyLink Comments at 26-28; RCN et al. Petition to Deny at 27-28; ACA Comments at 30-31.
873	See Rosston/Topper Reply Decl. ¶ 236.
874           Cost has sometimes been an obstacle to interconnect participation for small players to some degree in the past, but the minimum necessary scale has fallen, and participation has gotten easier as the costs have fallen for the technology necessary to bring an MVPD into advertising interconnects.
875           Oversight Hearing on Competition in the Video and Broadband Markets: The Proposed Merger of Comcast and Time Warner Cable: Hearing Before the H. Comm. on the Judiciary, Subcommittee on Regulatory Reform, Commercial and Antitrust Law, 113th Cong. (May 8, 2014) (Questions for the Record, Response 11, at 18).

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might result in the exclusion of other MVPD participants.  Comcast’s investments in the interconnects it manages have reduced costs for interconnect participation, opening – not closing – doors for smaller MVPDs.876

Viamedia’s claim that it should be entitled to join the interconnects Comcast manages is a different question.877  Comcast has invested substantial resources in creating, developing, and operating the interconnects it manages, including:  (i) hiring sales personnel, (ii) conducing market research and purchasing data (e.g., Nielsen ratings), (iii) managing the intake and distribution of individual video advertisements, (iv) engaging in sales and marketing efforts directed at advertisers, and (v) purchasing necessary hardware and equipment.  Viamedia is an advertising broker that competes with interconnects and their MVPD managers, whether Comcast or another MVPD, to sell advertising inventory.  CenturyLink, WOW!, Frontier, RCN, Blue Ridge Cable, and Service Electric Cable are among Viamedia’s MVPD clients.878

There is nothing anticompetitive about a firm electing not to do business with one of its competitors, as the Supreme Court has long recognized.879  “Forcing” such cooperation among competitors has a number of well-recognized risks, such as “free riding” by one firm on the work of another, which deters beneficial investment by both firms.  Mandated cooperation between

876           See Rosston/Topper Reply Decl. ¶ 237.  Some MVPDs, such as WOW and RCN, have chosen to use Viamedia for their ad representation services in certain markets, rather than participating directly in an interconnect managed by Comcast.  Like all other MVPDs, WOW and RCN are free to join the Comcast-managed interconnects at any time, and RCN’s assertion that it is “prohibited” by Comcast from doing so is incorrect.  RCN et al. Petition to Deny at 27.  However, in its managed interconnects, Comcast does not typically contract with “middlemen” media firms, such as Viamedia, that merely add costs to the interconnect and benefit neither MVPDs nor advertisers.
877           See Viamedia Comments at 9.
878           See Viamedia, http://www.viamediatv.com/partners.htm (last visited Sept. 22, 2014).
879           For almost a century, the Supreme Court has held that the Sherman Act does not restrict the “long recognized right” of a firm “freely to exercise his own independent discretion as to parties with whom he will deal.”  United States v. Colgate & Co., 250 U.S. 300, 307 (1919).  The bedrock principle was strongly reiterated in Verizon v. Law Offices of Curtis V. Trinko, LLP, 540 U.S. 398 (2004), which held that even a monopolist has no general obligation to deal with competitors.

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competitors may also blunt competition and harm customers.  For these and other reasons, consumers are generally best served when competitors compete, not when one competitor attempts to use a regulatory process to obtain mandated access to another’s business and investment.  Viamedia’s attempt to gain such anticompetitive advantages here should be rejected.880

Finally, claims about Comcast “pressuring” MVPDs into interconnects that it manages – and Viamedia’s suggestion that Comcast Spotlight should be prohibited from providing representation services for these interconnects – are unfounded.  Interconnects are typically managed by the largest MVPD in each DMA, and participating MVPDs use the representation services (and nearly always sales services) provided by the managing entity.  Indeed, these are key efficiencies provided by an interconnect.  Viamedia makes a vain attempt to distinguish the technical integration component of an interconnect from the representation (sales, billing, and insertion) component, but elsewhere concedes that “ [a]n [i]nterconnect is both a joint sales and technical integration entity comprised of the MVPDs that offer service in a given market” and that “[t]he Interconnect is managed, and therefore controlled, by the dominant MVPD in the DMA.”881  Nothing about the Transaction will affect these existing marketplace practices.  And conditions that prevent or discourage Comcast from managing interconnects, or providing representation services to other MVPDs, would only harm advertisers and reduce competition.882

880           Although Comcast is under no obligation to deal with Viamedia, Comcast has in fact offered to do business with Viamedia in three DMAs (selected by Viamedia) on market-based terms.  Comcast expects that this arrangement will move forward, regardless of the Transaction.  This further reveals Viamedia’s complaints for what they are:  a base attempt to use the license transfer review process to gain unwarranted concessions that it could not get in the marketplace.

881           Viamedia Comments at 3 (emphasis added).

882           Indeed, Viamedia’s and CenturyLink’s proposed conditions are outlandish and, for the various reasons, above should be rejected.  See Viamedia Comments at 18; CenturyLink Comments at 29-30.

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While that may serve Viamedia’s interests, it would plainly disserve the public interest883 – which is why it is not surprising that, as noted above, advertisers have strongly supported the Transaction.

5.	No Competitive Issue with NCC Media

Finally, Comcast’s increased ownership of NCC Media from the Transaction does not pose any legitimate competition concerns.884  As commenters acknowledge, Comcast already owns a majority of NCC Media.885  Nothing in the record suggests that TWC has ever adopted a different approach to the operations of NCC Media than Comcast.  Thus, Comcast’s acquisition of TWC’s minority interest in NCC Media presents no transaction-specific issues.

CenturyLink theorizes that Comcast might use NCC Media to “steer advertisers looking to buy a significant portion of the country to DMAs where Comcast controls the interconnect” and away from those DMAs where “the advertiser would . . . have to buy from smaller cable operators who are not represented in the particular interconnect.”886  This allegation, like others, is woven from whole cloth.  Advertisers select their target markets, not NCC.  Nor is there any evidence that Comcast or TWC has ever used its ownership interest in NCC Media to disadvantage competitive MVPDs.  To the contrary, today, NCC Media’s affiliates include a host

883           Viamedia also claims that “smaller MVPDs rely on robust competition among Spot Cable Advertising Representation firms to keep the revenue share costs in check” and that “smaller MVPDs, small business advertisers, and consumers would face the threat of higher costs and fewer choices.”  Viamedia Comments at 4.  But it is unclear how the Transaction would affect competition from advertising representation firms, simply because Comcast replaces TWC in an interconnect.  Further, the revenue share in an interconnect is often the same for all participants, and fairly standardized across interconnects.

884           See ACA Comments at 30-31; RCN et al. Petition to Deny at 28; CenturyLink Comments at 27-28; Viamedia Comments at 4, 9-10.

885           See Viamedia Comments at 9; ACA Comments at 30.

886           CenturyLink Comments at 27-28.

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of firms that compete with Comcast and TWC, including DirecTV, Dish, Frontier, RCN, FiOS, AT&T U-verse, WOW!, and others.887

Viamedia expresses concern that Comcast might squeeze it out of NCC.  But that is another makeweight and speculative argument.  NCC Media is managed independently from Comcast today and, far from removing Viamedia, just agreed to extend its membership in the service.  Indeed, despite its claims here, Viamedia’s CEO recently wrote to Comcast to express his “[t]hanks for the support in the NCC extension.”888

Moreover, other national firms provide services similar to NCC Media, including TelAmerica, CTV, CableScope, RevShare, Cable Time, Zip Tech Media, WorldLink, ITN, Delivery Agent (The Band), and AudienceXpress.  There will be no reduction in choice among these services for local advertisers from the Transaction.  An MVPD will retain the same ability, post-transaction, as it has today to sell its local spot cable advertising time directly to advertisers, through NCC Media or another national firm, or through any of the interconnects that Comcast manages, which are open to all MVPDs.

6.	The Transaction Will Not Stifle The Development of Advanced Advertising Services.

The record amply demonstrates that the Transaction will accelerate the deployment, measurement, and use of advanced advertising services for the benefit of advertisers.  Claims by Viamedia889 and the NBC Affiliates890 that the Transaction will harm innovation or competition in this space are entirely unsupported and, therefore, should be given no weight.

887           See NCC Owners and Affiliates, http://nccmedia.com/about/owners-affiliates/ (last visited Sept. 20, 2014).
888           See Reply Comments of Comcast Corporation and Time Warner Cable Inc., State of New York Public Service Commission Case 14-M-0183 (Aug. 25, 2014) at 72 n. 205.
889           See Viamedia Comments at 4-16.
890           NBC Television Affiliates (“NBC Affiliates”) at 5-6.  The NBC Affiliates merely make vague references to the Transaction’s purported possible effect on “competition in emerging markets for advanced advertising technologies and platforms.”  NBC Affiliates Comments at 5-6.  But they provide no details about the platforms or technologies that concern them or how those would be affected by the Transaction.  And their speculation is also highly questionable in light of empirical showings that the local advertising market is vibrantly competitive and that cable’s relative position in that market is small.  See Comcast-TWC Public Interest Statement at 137; see also supra Section IV.D.2.b.

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The marketplace for these technologies includes major companies like Google and Apple, and is dynamic and rapidly evolving.  There is no basis to believe Comcast would have the ability to impede others, including broadcasters, from competing for these advanced services and technologies.891  Comcast will also have strong incentives to cooperate with other MVPDs in developing and offering similar advanced advertising services that can be pooled and sold to advertisers seeking larger audiences, much like interconnects operate today.  This will further enhance competition.  Although some commenters may not like that prospect for their own competitive interests, it will clearly benefit advertisers and other MVPDs alike.892

V.	OTHER ISSUES RAISED BY COMMENTERS ARE NOT TRANSACTION-SPECIFIC, ARE ADDRESSED IN OTHER PROCEEDINGS, OR ARE OTHERWISE EXTRANEOUS, AND THUS ARE IRRELEVANT TO THE COMMISSION’S ANALYSIS.

A host of other issues and complaints raised by other commenters have nothing to do with this Transaction, involve individualized business concerns or disputes, or raise policy issues that are properly addressed (if at all) in industry-wide proceedings.  Under well-established Commission precedent, these extraneous issues are irrelevant to the license transfer review process and thus should carry no weight here.

A.	Customer Service

Comcast agrees that its customers deserve a superior customer service experience that reflects the company’s commitment to high-quality, consumer-friendly products and services.  Although it has made measurable strides in this area, Comcast recognizes that it needs to

891	See Rosston/Topper Reply Decl. ¶ 247.
892	See id. ¶ 248.

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improve more, and more quickly, to meet customers’ expectations.  Independent from this Transaction, Comcast is investing significant time and resources to do so:  as Comcast Cable President and CEO Neil Smit has made clear, improving customer service is his “top priority.”893

Despite this commitment, concerns about customer service are not transaction-specific.  The record contains no evidence of customer service harms that would be caused or exacerbated by the Transaction.  Instead, there are only speculative claims.894  Calls to deny or condition the Transaction based on customer service-related concerns, therefore, should be rejected.895

Indeed, the Commission long ago concluded that customer service issues are not part of a transferee’s character qualifications,896 and it has rejected prior claims to establish retail customer service requirements as part of a transaction proceeding in the absence of a demonstration that customer service “in [affected] markets is likely to suffer as a result of the transaction.”897  The record here is no different from those in prior proceedings, where parties likewise stated only general concerns about customer service or failed to show that a transaction would cause a reduction in the quality of customer service.898

893           Billy Gallagher, Comcast CEO Neil Smit Says Improving Customer Service is His Top Priority, Tech Crunch (May 6, 2014), http://techcrunch.com/2014/05/06/comcast-ceo-neil-smit-says-improving-customer-service-is-his-top-priority/.
894           See, e.g., Consumers Union et al. Petition to Deny at 6; Greenlining Petition to Deny at 13-15; Public Knowledge et al. Petition to Deny at 32-33.
895           See supra note 2; Los Angeles County et al. Petition to Deny at 32; City of New York Comments at 5-6; Maui County Community Television Comments at 2; Hana Broadband Committee Comments at 2; Seattle City Council Member Nick Licata Comments at 2; Telecommunications Board of Northern Kentucky Comments at 7-8.  Similarly, requests that Comcast adopt unique customer practices, such as CenturyLink’s demand that Comcast allow competitors to discontinue Comcast video and broadband service through some form of letter of agency, are unrelated to any showing of transaction-specific harm and should be disregarded.  See CenturyLink Comments at 21 (citing 47 C.F.R. § 64.1130).
896           See, e.g., Comcast-AT&T Broadband Order ¶ 212 (“[T]here is no precedent to support the claim that customer service violations are to be considered in the character qualification analysis.”).
897           Adelphia Order ¶ 238 n.735.
898           Id. (“Specifically, we find no evidence that LFAs have raised, on this record, substantial concerns about the capability of Comcast and Time Warner to serve Adelphia customers in the same manner as they currently serve their respective customers.  Hence, we do not find that customer service in those markets is likely to suffer as a result of the transactions.”).

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For example, greater size does not equal poorer service, as some have wrongly suggested.899  Claims that Comcast’s size undermines the customer experience, and that further expansion therefore will harm consumers, are simply not accurate,900 and the economic analysis that purports to show an inverse relationship between cable company size and consumer satisfaction is deeply flawed.901  As a threshold matter, Dr. Israel observes that the analysis “does not even purport to show that Comcast’s or TWC’s customer satisfaction” would be negatively impacted “because of the transaction.”902  It also fails to generate statistically significant results.  It employs a very small sample size of larger ISPs and excludes many smaller ISPs.  It uses only ISP ratings, omitting any assessment of video services or triple-play bundles.  It also fails to account for confounding variables, such as the possibility that larger ISPs are more likely to be the subject of negative news reports about customer service and differences in services levels and expectations across ISPs.903  Ultimately, these surveys themselves offer no clear evidence that size drives consumer satisfaction ratings.  For example, in Consumer Reports, Comcast has a higher rating than another well-known small MVPD with just one million subscribers, and in JD

899           See City of Los Angeles Comments at 8-9; Consumers Union et al. Petition to Deny at 9; Free Press Petition to Deny at 79; Greenlining Petition to Deny at 13-15; Institute for Local Self-Reliance and Media Mobilizing Project (“Institute for Local Self-Reliance et al.”) Comments at 2; Los Angeles County et al. Petition to Deny at 17; Public Knowledge et al. Petition to Deny at 32-33.

900           Cogent Petition to Deny at 35-36 (“Increased scale leads to a less efficient result for cable customers.”).

901           See id. at 35-36 (citing Farrell Decl. ¶ 103).

902           See Israel Reply Decl. ¶ 212.

903           Id. ¶¶ 212-213. The study thus fails to account for the possibility that Comcast and other large MVPDs offer some services that are unavailable to customers of smaller MVPDs, and customer satisfaction ratings between companies that offer very different levels of service cannot be compared apples-to-apples.  In particular, customers of many smaller MVPDs do not have access to advanced services, and thus their satisfaction ratings are relative to the less-advanced service they receive.  Even for ISP service, which the customer satisfaction ratings claim to measure, customers’ ratings are relative to the level of service they receive.  To the extent that larger ISPs, including Comcast, offer higher broadband speeds and other ancillary services (e.g., a large network of Wi-Fi hotspots), these higher-quality services will not necessarily be captured in customer satisfaction ratings.

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 Power, Comcast has a higher rating than that same small MVPD and at least two other mid-sized MVPDs.904

Another commenter alleges that Comcast itself has equated larger scale with poorer customer service,905 but that is a misrepresentation:  The quoted statement makes the unremarkable point that with a large company, “the size of its customer base makes even a small percentage of complaints seem like a never ending cascade of [poorly treated] customers.”906

Some commenters cite a blog post about customer service integration following past transactions,907 centralization of customer service functions,908 and claims of customer service representatives “upselling” products as reasons to condition the Transaction or even deny it.909  Others claim that Comcast’s “reputation” and rankings in customer surveys mean that TWC customers will not benefit from access to Comcast products and services.910  Besides being anecdotal, these allegations do not demonstrate any transaction-specific harms that would result from the Transaction and disregard the many customer benefits that will be gained, including in the customer service experience.

Foremost, the greater synergies resulting from the Transaction will enable Comcast to accelerate upgrades to the TWC and Charter systems, providing better, more reliable services.911

904           See Farrell Decl. ¶ 105, fig.6.
905           See Free Press Petition to Deny at 79.
906           See Tim Cushing, Comcast CEO Thinks Its Customer Service Problem Is Mostly A Matter Of Scale, Techdirt, Dec. 5, 2013, https://www.techdirt.com/articles/20131202/04583725425/comcast-ceo-thinks-its-customer-service-problem-is-mostly-matter-scale.shtml.
907           See Greenlining Petition to Deny at 15; Public Knowledge et al. Petition to Deny at 33.
908           Los Angeles County et al. Petition to Deny at 8.
909           Greenlining Petition to Deny at 15; Free Press Petition to Deny at 53.
910           Senator Franken Comments at 12-14.
911           Comcast-TWC Public Interest Statement at 71-73 (noting that the Transaction will allow Comcast to deploy customer service innovations such as self-install kits to the acquired systems); see also Charter-to-Comcast Exchange Public Interest Statement at 8 (explaining that enhanced geographic rationalization will enable Comcast to deploy customer service centers, retail stores, and truck fleets in more central locations, which would enable Comcast to provide better, more convenient customer services at lower costs); Rosston/Topper Supplemental Decl. ¶ 12.

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The Transaction will also extend other customer service improvements to TWC and Charter customers.  Comcast is investing billions of dollars to transform the end-to-end customer experience through an advanced broadband network and state-of-the-art care and diagnostic tools for technicians and customer account executives.  These improvements will allow Comcast to better detect and remediate quality issues, often before issues arise.

Comcast has also created new call centers of excellence that house specially trained representatives to improve the level of customer service.  In addition, Comcast has developed a variety of options for customers to manage their accounts and resolve service issues more efficiently.  For example, more than one-third of customers managed their accounts online in 2013, a 42 percent increase over 2012.  These customers use the innovative new “Xfinity My Account” function, which includes:  outage estimated time of repair; expanded self-help videos; interactive troubleshooting guides; easy call-back options (i.e., dial Comcast or request a call back); and Twitter integration.  Comcast has also enabled customers to access their accounts on mobile devices (iOS and Android)912 and introduced next-generation self-service products, including self-install kits and online self-service that have improved customer experience.  And Comcast has offered guaranteed appointment windows across most of its footprint, which are met 97 percent of the time.  Specifically, Comcast has instituted the Comcast Guarantee,913 which includes:

•
A 30-day, money-back guarantee on video, voice, or high-speed Internet services. If a customer is not satisfied and wants to cancel for any reason within the first 30 days, the company will refund the monthly recurring fee for the first 30 days of service and any installation charges.

912           The “My Account” app is based on successful business models like Uber, and provides customers with systems status updates, as well as troubleshooting tips and advice.  (More than 60% of customers contact Comcast on mobile devices.).

913           Comcast Customer Guarantee, http://www.comcast.com/Corporate/Customers/CustomerGuarantee.html.

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•
A promise to always be on time within a two-hour appointment window and to resolve routine issues in one visit.  If Comcast does not meet these promises, the company will deliver a credit or a free premium channel for three months.  If Comcast cannot satisfactorily complete installation or resolve a routine issue during the 30 days following the first visit, Comcast will extend a complimentary service to the account.

These efforts are beginning to bear fruit, despite allegations to the contrary.914  Since 2010, inbound customer service and billing-related call volume has decreased by approximately 20 million and, in the last two years, Comcast has reduced its truck rolls by eight million.915  Comcast has also reduced repeat service visits by about 20 percent.  In the same time period, Comcast has improved its J.D. Power Overall Satisfaction by nearly 100 points as a video provider and close to 80 points in High Speed Data – more than any other provider in the industry over this same period of time.916  And, in a recent report on Comcast’s 2013 fourth quarter performance, industry analyst Craig Moffett observed that Comcast’s customer service has “improved by light-years.”917

The company is, of course, aware of a few recent unfortunate customer service episodes, including the experience of Ryan Block.918  This was unacceptable and atypical, and Comcast

914           See, e.g., Stop the Cap! Comments at 10.
915	Comcast-TWC Public Interest Statement at 72.
916           Compare Press Release, J.D. Power & Assocs., 2013 U.S. Residential Television Service Provider Satisfaction Survey (Sept. 26, 2013), http://www.jdpower.com/content/press-release/jxh1ZHX/2013-u-s-residential-television-serviceprovider-satisfaction-study.htm, and Press Release, J.D. Power & Assocs., 2013 U.S. Residential Internet Service Provider Satisfaction Survey (Sept. 26, 2013), http://www.jdpower.com/press-releases/2013-us-residential-internet-serviceprovider-satisfaction-study, with Press Release, J.D. Power & Assocs., 2010 U.S. Residential Television Service Satisfaction Study (Oct. 6, 2010), http://businesscenter.jdpower.com/news/pressrelease.aspx?ID=2010166; and J.D. Power & Assocs., 2010 U.S. Residential Internet Service Provider Satisfaction Survey (Oct. 28, 2010), http://businesscenter.jdpower.com/news/pressrelease.aspx?ID=2010167.
917           MoffettNathanson Research, Comcast Q4 2013:  Boardwalk Empire, at 2 (Jan. 28, 2014) (emphasis added).
918           See Tom Karinshak, Comcast Statement Regarding Customer Service Call, Comcast Voices (July 15, 2014), http://corporate.comcast.com/comcast-voices/comcast-statement-regarding-customer-service-call.

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contacted Mr. Block to apologize personally.  While the recorded conversation may make for viral blogosphere fodder, the real story is that it is not consistent with Comcast’s customer service philosophy or how Comcast trains its customer service representatives.  Comcast has a comprehensive, mandatory training program about how to do the “right thing” and the overwhelming majority of Comcast employees at all levels work very hard to do just that every day.

Comcast is using this incident as a “teachable moment” to reinforce how critical it is to always treat customers with the utmost respect.  Comcast has created a task force to ensure that the messages it uses in communicating with its customers reinforce that the customer experience is the company’s top priority.  Nearly a dozen employee coaching courses that previously were optional are now mandatory.  In addition, the company is reviewing all training materials used in customer service and sales.  While Comcast recognizes that it must continue to work tirelessly to enhance its customer service, the reality is that even if Comcast does a commendable job 99.9 percent of the time, there will still be some dissatisfied customers.  In all events, it is not a ground on which to deny or impose conditions on this Transaction.919

B.	Customer Prices

A handful of commenters have made conclusory claims about cable prices for video and broadband services, many of which are not specific to Applicants, much less the Transaction.920

919           Public Knowledge cites Section 552(b) of the Communications Act and suggests that approving this Transaction would “frustrate[]” the Commission’s “ability to implement its statutory requirement to promote adequate customer service.”  Public Knowledge et al. Petition to Deny at 17-18 (citing 47 U.S.C. § 552(b)).  But as a preliminary matter, it is entirely unclear why this Transaction would frustrate the Commission’s “ability” to do anything.  And beyond that, the Commission has already fulfilled its statutory requirement to “establish standards” for certain cable operator customer service requirements.  The statute simply does not give the Commission any further ongoing responsibility to “implement . . . adequate customer service,” as Public Knowledge claims here.

920           See Common Cause Comments at 2; Common Cause et al. Comments at 1; Consumers Union et al. Petition to Deny at 9-14; Institute for Local Self-Reliance at 2; Parents Television Council et al. Comments at 3-4; Public Knowledge et al. Petition to Deny at 34; Stop the Cap! Comments at 3; NJDRC et al. Comments at 26.

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The comments thus deserve no weight.921  Nevertheless, for the record, Applicants believe it is important to correct some of the inaccurate and misleading arguments made by parties regarding cable pricing generally.

As Applicants have shown, the Transaction “will not result in any reduction in competition or consumer choice for broadband, video, or voice providers.”922  Because the Transaction will not reduce consumer choice in any market, it will have “no tendency to affect consumer prices.”923  Drs. Rosston and Topper underscore this conclusion, explaining that their “analysis of empirical data finds no evidence of any significant price effect from vertical integration.”924  Moreover, they conclude that to the extent the increased scale of the combined company helps to reduce its programming or other costs, such efficiencies will ultimately

921           The Minnesota Association of Community Telecommunications Administrators (“MACTA”), New Jersey Division of Rate Counsel (“NJDRC”), and National Association of State Utility Consumer Advocates (“NASUCA”) suggest that the Commission should “freeze” Applicants’ retail rates for video services for two or three years as a condition of the Transaction.  See MACTA Comments at 2-3; N.J. Division of Rate Council Comments at 25.  Cincinnati Bell Extended Territories (“CBET”) urges the Commission to impose uniform retail pricing (residential and commercial) in each DMA where the combined company operates, regardless of whether there is effective competition.  See CBET Comments at 14.  These rate-related proposals are entirely unwarranted for a number of reasons.  First, the Commission is not permitted to regulate cable rates in franchise areas subject to effective competition, and that prohibition applies to uniform pricing restrictions.  See 47 U.S.C. § 543(a)(2).  Second, as Applicants have shown, the MVPD market is subject to intense competition; indeed, cable companies lost over 10 million MVPD subscribers from 2005 to 2013, while DBS and telco providers gained over 7 million and 11 million MVPD subscribers, respectively, during the same period.  See, e.g., Comcast-TWC Public Interest Statement at 67, 140.  Third, as discussed below, Comcast’s cable rates are reasonable, particularly given the dramatic increases in programming costs over the past decade and in light of the various discounts and multiple packages Comcast offers, thereby enabling customers to choose the right amount of programming that meets their budgets.  Nothing about the Transaction will change those business practices.  Thus, in addition to being unwarranted, these rate-related proposals are not transaction-specific and should be rejected.

922           Comcast-TWC Public Interest Statement at 138.

923           C. Scott Hemphill Comments at 3 (emphasis added).  This also squarely contradicts the unsupported assertion of some commenters that the post-transaction company will have added incentive to increase prices, which necessarily – and incorrectly – assumes that the Transaction will reduce competition.  See City of New York Comments at 4.

924           Rosston/Topper Reply Decl. ¶ 182.

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redound to the benefit of consumers in various ways, including the possibility of lower prices or slower increases in future prices.925

Further, although Comcast and TWC do not compete with each other, they both face robust competition in their respective markets from DirecTV and Dish (the nation’s second and third largest MVPDs), telcos (e.g., AT&T, Verizon, CenturyLink), overbuilders (e.g., RCN, WOW!, and Google Fiber), and, increasingly, online video distributors (e.g., Netflix, Amazon).926  The video marketplace is thriving, and cable operators and other MVPDs face enormous pressure to offer reasonable prices and attractive programming, features, and options to consumers.

In fact, despite generalized complaints about cable prices, Applicants and other MVPDs today “offer some of the best value of anything Americans consume.”927  The abundance and diversity of programming have never been greater, and the quality of programming has never been higher.  There is widespread consensus that we are living in the middle of cable TV’s “Golden Age.”928  As David Carr observed in The New York Times, “[t]he vast wasteland of

925           Id. ¶ 47 (“Over time, part or all of the savings in Comcast’s programming costs, which constitute the largest share of Comcast’s marginal cost of serving an MVPD customer, would be passed through to Comcast’s customers in the form of slower growth in their subscription fees, or through greater investments in service, expanded program offerings, or other non-price alternatives, relative to what consumers might pay without the transaction, implying an increase in consumer welfare.”).

926           That competition will be even more intense if AT&T and DirecTV combine.

927           Roslyn Layton Comments at 16.

928           See Marcus Wohlsen, When TV Is Obsolete, TV Shows Will Enter Their Real Golden Era, Wired.com, May 15, 2014, http://www.wired.com/2014/05/real-golden-age-television/ (“Streaming video as offered by Netflix and Amazon Instant Video are not constrained by any of the commercial or technical boundaries of traditional broadcast television or cable.  There aren’t schedules.  There aren’t channels.  The only limitations are how much bandwidth their data centers and the internet itself can support. . . .  Welcome to the real new golden age of television — television without limits.”); Todd Leopold, The new, new TV golden age, CNN, May 6, 2013, http://www.cnn.com/2013/05/06/showbiz/golden-age-of-tv/ (“We are living in good TV times. . . .  With more channels and more choices, there are also more creative voices being heard.”); Brett Martin et al., Stop Flipping! The New Rules of TV, GQ.com, June 2012, http://www.gq.com/entertainment/movies-and-tv/201206/new-rules-of-tv#slide=1 (“Nearly everything about how we watch television has changed.  For starters, we can do it anytime we want. . . .  And yes:  The shows are a whole lot sexier, more terrifying, complex, and hilarious than the ones we grew up with.  It is, as people like to say, a new golden age of television.”).

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television has been replaced by an excess of excellence” in the diversity and quality of video programming.929

The value proposition for Comcast customers, in particular, has been further enhanced by the convenience and versatility of Comcast’s modern cable platforms, especially HD, VOD and TVE.  Shows that used to be available only in standard definition are now routinely produced and delivered in HD; and VOD and TVE have made it easier than ever for Comcast customers to watch content whenever and wherever they want, and on multiple devices.

These enhancements are made possible by the enormous investments that Comcast and others have made to upgrade their networks and to launch new products and services.  Since 1996, cable companies have invested over $210 billion in infrastructure, including almost $14 billion in 2013 alone.930

To be sure, cable prices have not remained stagnant during this time.  But as even some opponents of the Transaction acknowledge, increased programming costs have been the primary driver of the growth in cable’s video prices.931  From 2004 through 2013, Comcast’s programming costs per video subscriber have cumulatively increased by over 120 percent, an astonishing amount.
Indeed, as the chart below indicates, during this period, Comcast’s programming costs grew about five times as much as the CPI, which increased just 23 percent.

929           David Carr, Barely Keeping Up in TV’s New Golden Age, N.Y. Times, Mar. 9, 2014, http://www.nytimes.com/2014/03/10/business/media/fenced-in-by-televisions-excess-of-excellence.html (“The growing intellectual currency of television has altered the cultural conversation in fundamental ways. Water cooler chatter is now a high-minded pursuit, not just a way to pass the time at work. The three-camera sitcom with a laugh track has been replaced by television shows that are much more like books — intricate narratives full of text, subtext and clues.”).

930           Nat’l Cable & Telecomms. Ass’n Comments, MB Docket No. 14-16, at 6 (filed Mar. 21, 2014).

931           See Sports Fan Coalition Petition to Deny at 14.

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Despite these enormous increases in programming costs, Comcast and TWC have done their best to control prices for the benefit of their customers.  While Comcast’s programming costs increased by over 120 percent from 2004 through 2013, Comcast’s prices to customers during the same period rose at about half that rate.  The average Comcast customer bill this year increased by only two percent.  Moreover, nearly 50 percent of Comcast’s customers take advantage of promotional or multi-product discounts, neither of which are factored into price surveys (which are based solely on rate cards).  The standard prices of multi-product packages are stable, rising by an average of approximately 4-5 percent annually since 2011 depending on the particular package and market (about half of the 9.2 percent average annual increase in Comcast’s per-subscriber programming costs over the same period).

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Across the industry, the price per channel of expanded basic (the most popular tier among consumers) has actually decreased by 0.3 percent per year from 1995 to 2013, based on Commission data, while the CPI has risen 2.4 percent per year during that same period.932  As the graph below illustrates, the price per channel of cable has remained constant over this 18-year period and has been declining in recent years.

Source:  FCC 2014 Cable Price Report; Bureau of Labor and Statistics (http://www.multpl.com/cpi/table)

And just as the value proposition of Comcast’s video services has steadily increased, so too has the value of Comcast’s broadband services.  Comcast has increased Internet speeds 13 times in the last 12 years across all of its systems, and now provides some residential customers with speeds up to 505 Mbps.  As a result, Comcast customers pay 92 percent less per Megabit of

932           Implementation of Section 3 of the Cable Television Protection and Competition Act, Report on Cable Industry Prices, 29 FCC Rcd. 5280 ¶ 17 (MB 2014).  Although Common Cause and Consumers Union claim that cable prices have “far outpace[d] the rate of inflation,” they ignore the reality that the cable services offered today are far different than those offered five or ten years ago.  The price-per-channel metric offers a much better, apples-to-apples comparison, and by that metric, cable prices have lagged far behind inflation, not the other way around.

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Internet speed on our network today than they paid in 2002, even before adjusting for inflation.  Moreover, the Commission’s most recent Measuring Broadband America report released in June found, once again, that Comcast consistently delivers more than its advertised speeds every hour of the day, every day of the week, and even during peak usage periods.933

In short, the generalized claims by some commenters about prices are irrelevant to the Commission’s review of the Transaction and disregard important facts.  The Commission should decline to consider them.

C.	PEG Programming

Some public, educational, and governmental (“PEG”) programming advocates request conditions on the Transaction that mirror their requests in other proceedings before the Commission and in proposed legislation.  Specifically, the Alliance for Community Media & the Alliance for Communications Democracy, American Community Television, the National Association for Telecommunications Officers and Administrators, and their affiliates and supporters (collectively “PEG Commenters”) propose conditions that go well beyond any of the statutory PEG requirements imposed on cable operators and would include additional obligations such as: 934

933           See Measuring Broadband 2014 Report at 34 (noting that Comcast demonstrated average of 113% of advertised download speeds).

934           Other PEG commenters with substantially similar requests include the Alliance for Community Media of New York, BRIC, Community Television Network, City of New York, City of Los Angeles, Easton Community Access Television, Fairfax Cable Access Corporation, Manhattan Neighborhood Network, MetroEast Community Media, San Jose Community Media Access Corporation; Telecommunications Board of Northern Kentucky.  In particular, Los Angeles County also raises a variety of PEG issues, relating to inclusion in the program guide, delivery in HD, and inclusion in VOD libraries.  Los Angeles County et al. Petition to Deny at 4-7.  Again, none of these issues are remotely transaction-specific.  Nonetheless, just so that the record is clear, Comcast provides the following response:  First, Comcast has no objection to PEG programmers having detailed program listings included in the guide service by working directly with the vendor where it is otherwise technically feasible to do so.  The program guides are controlled and provided by vendors, not the cable companies.  Programmers contract directly with the program guide companies to provide their detailed listing for inclusion on the guide service.  Second, with respect to HD PEG channels and PEG Programming on OnDemand, Comcast does distribute PEG programming in HD and does have PEG programming on OnDemand in a number of communities where community need and interest has been demonstrated and as part of the puts and takes in franchise renewals.  As has been the case for more than 30-years under the Communications Act, and consistent with the express will of Congress, Comcast negotiates PEG obligations on a community-by-community basis taking into account local needs, community interest, and costs.  There is no one-size fits all solution when it comes to PEG and Comcast tailors its approach accordingly.

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•	Carriage rights and channel positions for PEG channels that are equivalent to those of broadcast stations;935

•	Carriage of PEG channels in HD and delivery of PEG programming VOD;936

•	Financial and technical support for the inclusion of PEG program information in on-screen menus and guides;937 and

•	Applicants’ agreement to allow PEG programming funds to be used for operational purposes without having them count as franchise fees,938 contrary to Section 622 of the Communications Act.939

These proposals have nothing to do with the Transaction and instead reflect the PEG Commenters’ wish list as they confront the rapidly evolving video marketplace, including the increasing migration of viewers to OTT and other non-cable platforms, as well as state franchising legislation.  And many of these proposals are contained in pending national legislation introduced with the support of the PEG Commenters.940

935           See, e.g., Access Fort Wayne Comments at 2; Alliance for Community Media (“ACM”) Comments at 10-11; channelAustin Comments at 2; Community Programming Board Comments at 3.

936           See, e.g., ACM Comments at 11-12; American Community Television (“ACT”) Comments at 14-17; channelAustin Comments at 2; City of Eagan, MN (“City of Eagan”) Comments at 9.

937           See, e.g., ACM Comments at 14-15; ACT Comments at 13-14; City of Eagan Comments at 9; MACTA Comments at 3.

938           See, e.g., ACM Comments at 9; channelAustin Comments at 2; City of Eagan Comments at 9; MACTA Comments at 3; NATOA at 4-5.

939           47 U.S.C. § 542.  The Commission has acknowledged that under Section 622, “capital costs which are required by the franchise to be incurred by the cable operator for public, educational, or governmental access facilities” are not franchise fees, but that “[p]ayments made in support of PEG access facilities are considered franchise fees and are subject to the 5 % cap.”  Implementation of Section 621(a)(1) of the Cable Commc’ns Act of 1984, Report and Order and Further Notice of Rulemaking, 22 FCC Rcd. 5101 ¶ 109 (2007), aff’d, Alliance for Cmty. Media v. FCC, 529 F.3d 763 (6th Cir. 2008).

940           See S. 1789, 113th Cong. (2013), available at https://beta.congress.gov/bill/113th-congress/senate-bill/1789; Press Release, American Community Television, The CAP Act (Sept. 4, 2014), http://acommunitytv.org/cap-act (supporting S. 1789 and explaining that the CAP Act would remove the distinction between “capital” and “operating” PEG support fees; provide PEG funding and channels in states with statewide/state-issued franchising laws; require cable operators to transmit the channels at no charge to the local government, and; require cable operators to carry the PEG channels on the basic tier of service, so that every cable subscriber can receive them without the need for additional equipment); H.R. 1746, 112th Cong. (2011), available at http://thomas.loc.gov/cgi-bin/query/z?c112:H.R.+1746; Alliance for Community Media, Community Access Preservation (CAP) Act FAQ, http://www.allcommunitymedia.org/policy-advocacy/community-access-preservation-act-cap-act (confirming that ACM and NATOA, “as well as several national organizations representing local governments, public interest groups, and Community Media Centers,” together “work[ed] on language for a bill” before identifying sponsors and supporting legislation).

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The record shows that Comcast provides substantial resources and support for PEG programming, and that the problems perceived by the PEG Commenters are not specific to either Comcast or the Transaction.  The PEG Commenters have offered no evidence that the Transaction will have any harmful effect on PEG programming, which is already covered by Section 611 of the Act, state franchising laws, and local cable franchise agreements.  And they fail to demonstrate that their proposals are in the public interest, let alone that there is any reason for applying them uniquely to Comcast via this Transaction review.

Comcast’s PEG Support.  Comcast is the largest distributor of PEG access programming in the country, with PEG fee payments exceeding $65 million per year.  Comcast has a long history of supporting PEG access programming and is committed to exploring how local programming, including PEG, and the distribution of that programming adds value to its customers and local government partners.941  Numerous commenters highlight Comcast’s

941           ACT/SEATOA use this proceeding to complain about the effects of a state law passed nearly 10 years ago that has nothing to do with this Transaction.  See American Community Television et al. Comments at 10-12.  In the California Digital Infrastructure and Video Competition Act of 2006 (“DIVCA”), the California legislature passed a comprehensive bill for competitive video franchising that also included a new framework for the provision and support of PEG channels.  See Cal. Pub. Utils. Code § 5870 (PEG channels, facilities, and funding).  As part of that new PEG channel framework, the legislature allowed franchise “obligations to provide and support PEG channel facilities . . . contained in a locally issued franchise[s],” which in some cases included studio commitments, to expire.  See Cal. Pub. Utils. Code §§ 5800-5970 (Digital Infrastructure and Video Competition Act of 2006); Cal. Pub. Utils. Code section 5870(k) (PEG facilities).  Notably, Comcast has launched a new educational channel in the City of Fairfield, and a second educational channel will launch in Grass Valley/Nevada City shortly.  Under the law, all video franchise holders have a continuing obligation to provide funding for PEG access to the local government “for the ongoing costs of public, educational, and government access channel facilities”.  Cal. Pub. Utils. Code § 5870(l)-(n).  Comcast is fulfilling its responsibilities under the law, and ACT/SEATOA do not even claim – much less prove – otherwise.

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 “strong track record of supporting community programming”942 and important role as “a true partner in public access development.”943

Comcast’s conversion of its systems to all-digital has also improved PEG performance with digital delivery of PEG channels.944  Bedford Community Television notes, for example, that “[n]ot only does Comcast provide the cable capacity for our three channels, [it] also make[s] certain that we have the highest quality signal.  In fact, [Comcast] often upgrade[s] our signal without us having to ask.”945  Comcast has also been flexible and innovative in finding other ways to work with its PEG partners.946  For example, Rutland Region Community Television explains that “Comcast recognized [our] unique, rural setting and offered to pilot an IP-based video return line technology for remote origination (live remote shoots) . . . .  Through this new

942           Letter from Ann Sheehan, Executive Director, Berks Community Television, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014); see also Letter from William V. Jennings, Jr., Station Manager, Bedford Community Television, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014) (“Comcast is not just a company that comes to town, lays down cable and vanishes.”); Letter from Mike Dempsey, Access La Porte County, to Marlene H. Dortch, Secretary, FCC, at 1 (Aug. 21, 2014) (“[Access La Porte County] has a strong working relationship with Comcast”); Letter from Steven C. Vinezeano, Village Manager, Village of Niles, IL, to Chairman Wheeler, FCC, at 1 (Aug. 16, 2014) (“Comcast has dedicated its energies toward advancing communications, technology, and service to the benefit of our community and to hundreds of communities throughout Illinois.”).

943           Letter from Michael J. Valentine, Executive Director, Rutland Region Community Television, to Chairman Wheeler, FCC, at 2 (Aug. 22, 2014).

944           Letter from Michael J. Valentine, Executive Director, Rutland Region Community Television, to Chairman Wheeler, FCC, at 1-2 (Aug. 22, 2014); Letter from Steven C. Vinezeano, Village Manager, Village of Niles, IL, to Chairman Wheeler, FCC, at 1 (Aug. 16, 2014); Letter from Robbie Alm, Board Chair, PBS Hawaii, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014).

945           Letter from William V. Jennings, Jr., Station Manager, Bedford Community Television, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014).

946           Despite this cooperative approach, Minnesota Association of Community Telecommunications Administrators (“MACTA”) complains that Comcast has been engaging in hardball tactics with Minnesota communities, attempting to reduce PEG access support fees by 90% and the number of PEG channels by 50%, taking advantage of its “unlimited legal resources” against small communities.  To the contrary, Comcast has not unilaterally reduced any PEG channels or PEG funding under current franchising provisions in Minnesota.  In fact, Comcast has voluntarily extended existing franchise provisions regarding both PEG programming and funding while negotiating franchise renewals.  Any changes to PEG channel or PEG contributions have been conducted through mutual agreement of both Comcast and the LFA in the ordinary course of franchise negotiations.  In any event, MACTA’s complaints are the antithesis of “transaction-specific,” since one consequence of the transaction will be that Comcast will no longer have a presence in Minnesota communities.

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technology, [Rutland has] a new way for rural families and communities to share news with residents tens of miles away.”947

In addition, as part of the NBCUniversal transaction, Comcast committed to trial VOD and Online On Demand platforms for PEG programming in several communities. 948  The trial was successful across the board, offering particular benefits from online access to PEG content.949  Given these results, Comcast has agreed to continue to work with interested communities to explore new opportunities to place local content on an Online On Demand platform.

In developing its first linear IP cable offering, moreover, Comcast made the encoding of PEG channels a priority and a gating requirement for deployment.  Comcast’s XfinityTV IP-based linear cable service streams each and every local PEG channel in the customer’s channel lineup.

Comcast’s provision of PEG channel capacity and financial support has continued against a backdrop of increasingly aggressive competitors – none of which are required to match cable’s PEG obligations.  DirecTV and Dish serve over 34 million households and do not provide local PEG programming or contribute to PEG efforts; nor do edge providers such as Netflix, Amazon, Apple, or Roku.950  Imposing additional PEG carriage obligations solely on cable operators (let

947           Letter from Michael J. Valentine, Executive Director, Rutland Region Community Television, to Chairman Wheeler, FCC, at 1-2 (Aug. 22, 2014).
948           See Letter from Lynn R. Charytan, Senior Vice President, Legal Regulatory Affairs, Senior Deputy General Counsel, Comcast Corporation, to Marlene H. Dortch, Secretary, FCC, MB Docket No. 10-56, Attachment B, Comcast PEG Pilot Program, Final Report and Evaluation (“Transaction Compliance Report”) at 1 & n.1 (Jan. 28, 2014).
949           Transaction Compliance Report.
950           Fifteenth Video Competition Report ¶ 3 (DBS subscribers); id. ¶ 256 (over-the-top on-demand video consumption).

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alone just Comcast) is entirely unjustified and inappropriate under these circumstances, and would unfairly exacerbate the regulatory disparity that cable already faces in this area.

PEG Issues Are Not Implicated by the Transaction. The lack of any relation of the PEG Commenters’ concerns to this proceeding is exemplified by the ACM comments, which include a purported survey and analysis of PEG “threats.”951  ACM submitted this exact same document in a docket opened in response to ACM’s petition challenging AT&T’s treatment of PEG programming on its U-Verse video service, three years ago – a proceeding still pending before the Commission.952  Rather than showing any transaction-specific harm here, the ACM document confirms that “[t]he primary reasons cited by the respondents for these reductions [in PEG programming in-kind support] were (1) the local franchising government made a decision to cut/divert PEG Access funding; (2) state franchising laws . . . and recent local cable franchise renewals resulted in reductions in funding and/or support of PEG Access.”953  Those are all industry-wide issues that can be addressed through local franchise negotiations, state franchising legislation, or other legislative efforts – but that have absolutely no connection to this Transaction.954

In fact, to the extent that this Transaction has any effect on PEG programming or programmers, it will be a beneficial one.  Specifically, the Transaction will extend Comcast’s

951           ACM Comments, App. 2.

952           See Ex Parte Notice filed by James N. Horwood on behalf of Alliance for Community Media in MB Docket No. 09-13, Petition For Declaratory Ruling Regarding AT&T’s U-verse PEG Product (May 17, 2011).

953           ACM Comments, App. 2, at 5.

954           For example, METRO East Community Media (Oregon) complains that Comcast, TWC, and Charter have removed many PEG stations from their long-time channel positions close to local broadcast channels.  MetroEast Community Media Comments at 2.  Again, these claims have nothing to do with the transaction at hand.  And, in point of fact, Comcast has not moved any PEG channels in the Portland, Oregon, metropolitan area since the close of the NBCUniversal transaction.  Plus, Comcast has added two PEG HD channels in the Metroeast Community Media footprint and a PEG HD channel in Vancouver, Washington.

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 PEG commitments from the NBCUniversal transaction to the acquired systems.955  Those conditions prevent Comcast from migrating PEG channels to digital delivery in systems that are not yet all digital; require Comcast to carry PEG channels on the digital starter tier or an equivalent tier that reaches at least 85 percent of subscribers; and obligate Comcast to ensure that there is no material degradation in the delivery of PEG channels.  Thus, if anything, the Transaction will materially benefit PEG programming rather than harm it.  Accordingly, the Commission should reject the PEG Commenters’ arguments and proposed conditions.956

955           The City of Los Angeles asserts that TWC wrongfully withheld payment of PEG fees for 2008.  See City of Los Angeles Comments at 4.  As an initial matter, this issue is the subject of ongoing litigation in federal court between the City and TWC.  As such, it will be addressed in that proceeding and is not transition-specific, and should therefore be disregarded for this reason alone.  In any event, this claim is baseless.  TWC took a credit in the amount of $5 million against the franchise fees that it paid the City for May 2011 for the $5 million in 2008 PEG fees that it paid under protest at the same time.  The $5 million in PEG fees represented 1% of gross revenues for 2008, which the City improperly demanded.  In 2008 and prior years, TWC expended millions operating PEG studios in Los Angeles and providing other free services to the City, as required under the local franchises and the Digital Infrastructure and Video Competition Act of 2006 (“DIVCA”).  The costs of operating those studios fully met TWC’s PEG support obligations.  See DIVCA § 5870(k)-(l).  And those costs, together with the costs of providing free services to the City, in 2008 and earlier, constitute franchise fees under federal law.  See Implementation of Section 621(a)(1) of the Cable Communications Policy Act, Report & Order & Further Notice of Proposed Rulemaking, 22 FCC Rcd. 5101 ¶¶ 103-104 (2007) (“First Section 621 Order”).  As a result, in order to avoid exceeding the 5% federal cap on franchise fees, TWC offset its payment of the 2008 PEG fees paid under protest against its franchise fee payment in May 2011.  See 47 U.S.C. § 542(b).  Indeed, the City does not mention that in this same litigation TWC is seeking to recover excessive franchise and PEG fee payments improperly extracted by the City, which more than offset the 2008 PEG fees the City alleges TWC owes it.

956           ACM claims that Comcast violated the NBCUniversal PEG conditions because it “moved PEG channels from analog to digital prior to moving all other channels on the systems to a digital format” and did so “without having obtained express agreement from the relevant government entity.”  ACM Comments at 10-11.  This claim is patently false, and ACM provides no evidence to the contrary.  Since the NBCUniversal Order was adopted, Comcast has completed its migration to all-digital and at no time and under no circumstances did it ever migrate PEG channels to digital before the entire system was all-digital.  Comcast will bring this same commitment to any cable systems it acquires where PEG channels continue to be carried in analog.  In addition, contrary to the unsupported claims of Los Angeles County et al., see Los Angeles County et al. Petition to Deny at 21, PEG channels in the acquired systems will benefit from NBCUniversal Order’s requirement that Comcast carry all PEG channels on the acquired systems on the equivalent of the digital starter (DO) tier and not materially degrade the signal quality or impair viewer reception of PEG channels.

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D.	Local Franchising Issues/Enforcement

CenturyLink blames Comcast for delays CenturyLink may have experienced in obtaining local cable franchises in Colorado.957  These claims likewise have nothing to do with this Transaction and thus the Commission should disregard them.

More importantly, CenturyLink simply misrepresents the facts.  Specifically, Comcast has suggested that certain Colorado communities negotiating with CenturyLink should include reasonable build-out obligations in its franchise agreement, similar to the requirements that cable companies have faced in local communities.958  Contrary to CenturyLink’s claim that Comcast was “extraordinarily aggressive” in sharing its views, many of these communities welcomed or solicited Comcast’s input.

And, as the correspondence submitted for the record by CenturyLink demonstrates, Comcast expressly did not oppose the issuance of an equitable franchise to CenturyLink.959  Comcast only made the proposal just mentioned, set forth in the Commission’s guidance as to what types of build-out requirements might be considered “unreasonable,” and emphasized that “Comcast is not recommending any of those requirements.”960  The correspondence thus rebuts CenturyLink’s statements that Comcast sought “onerous and unreasonable buildout requirements.”  Comcast simply argued for some form of reasonable, enforceable build-out requirement on CenturyLink, consistent with this Commission’s guidance.  That type of advocacy is hardly something the Commission should consider anticompetitive or otherwise addressable.

957           CenturyLink Comments at 30-33.

958           Id.

959           Id., Attachs. A, B.

960           Id. (emphasis added).

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The Commission should also reject CenturyLink’s request that the Commission impose unprecedented restrictions on Comcast’s First Amendment rights.961  CenturyLink’s proposals are especially remarkable given its own repeated efforts to press government officials and agencies at all levels (including the Commission, state agencies, and local governments) to impose conditions on Comcast that would be most advantageous to CenturyLink.  For all these reasons, the Commission should reject CenturyLink’s proposals.

Suggestions by other commenters that any conditions placed on the Transaction’s approval should be enforceable by local governments are inconsistent with Commission practice and contrary to law.962 Fundamentally, the Commission has never made its transaction-related conditions enforceable by states or local government, including local franchising authorities (“LFAs”).963  Indeed, in several merger decisions, the Commission has presumed that states do not have authority to independently enforce a Commission merger condition and may only pursue an equivalent enforcement remedy “to the extent that a requirement in the[] conditions duplicates a requirement imposed by a state pursuant to its review of the proposed merger.”964 The Commission has also maintained separation with regard to conditions and enforcement

961           CenturyLink Comments at 34-35 (specifically asking the Commission to prohibit Comcast from petitioning local government officials or, in the alternative, to specifically prohibit Comcast from asking local governments to reject competitive franchisees’ requests for action, and to publish a comprehensive database and log of all Comcast communications with local governments related to competitive video applications); see also COMPTEL Petition to Deny 45 (asking the Comcast be required to waive any MFN or opt-in rights in its existing franchise agreements).

962           See, e.g., City of Los Angeles Comments at 4; Los Angeles County et al. Petition to Deny at 24-25.  Calls for conditions that would dissolve effective competition orders or allow municipalities to retain exclusive authority over rights of way are likewise unrelated to the Transaction.

963           Calls for conditions that would dissolve effective competition orders or allow municipalities to retain exclusive authority over rights of way are likewise unrelated to the Transaction.  See City of Eagan Comments at 9.

964           GTE Corp., Transferor, and Bell Atl. Corp., Transferee, Memorandum Opinion and Order, 15 FCC Rcd. 14032 ¶ 254 (2000); SBC-AT&T Merger Order ¶ 358.

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among LFAs and the Commission.965  Moreover, the D.C. Circuit has held that the Commission may not delegate its statutory authority to third parties that (like states and localities) are not its subordinates.  “[W]hile federal agency officials may subdelegate their decision-making authority to subordinates . . . they may not subdelegate to outside entities—private or sovereign— absent affirmative evidence of authority to do so.”966  The Commission, thus, should reject proposals to delegate its enforcement role to LFAs.

E.	Workforce Issues

The Applicants understand from decades of experience that successful communications, technology, and media companies rely on trained, talented, and motivated employees.  The record contains substantial support from numerous elected representatives and industry groups from across the country highlighting Comcast’s commitment to its workers,967 and its long-standing support for good jobs and investment that boost the economy.968  For example:

965           See, e.g., Adelphia Order ¶ 95 (“It would be inefficient and impractical for the Commission to referee all the disputes that may arise from the numerous LFA reviews required by these transactions, including disputes relating to pre-existing franchise conditions arising from previous transfers.  Our approval of the transactions does not affect the rights of LFAs to negotiate desired terms and conditions in their [own] transfer approvals.”).
966	U.S. Telecom Ass’n v. F.C.C., 359 F.3d 554, 566 (D.C. Cir. 2004).
967           See, e.g., Letter from Hugh “Trip” Tollison, Savannah Economic Development Authority, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 25, 2014) (calling Comcast “one of our finest employers” and commenting that “Comcast employees have access to a great benefits package, which includes healthcare, training, tuition reimbursements and free cable”); Letter from State Representative Brenda Gilmore, Tennessee General Assembly, to Chairman Wheeler, FCC, at 1 (Aug. 20, 2014) (calling Comcast “a vital source of employment in the state of Tennessee,” where it accounts for 3,000 full-time jobs, “provid[es] solid health care benefits and on-the-job training to our residents,” and after the Transaction will “generate new economic opportunity on top of what it has already made possible”).

968           See, e.g., Letter from Jim Roche, Business and Industry Association of New Hampshire, to Chairman Wheeler, FCC, at 1 (Aug. 25, 2014) (stating that “Comcast is committed to creating and supporting good job opportunities in New Hampshire” where it “employs over 1,700 full-time workers across the state, spends over $125 million in payroll and close to $15 million annually in health-care benefits”); Letter from Arthur Turner, Assistant Majority Leader, Illinois House of Representatives, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 21, 2014) (stating that “Comcast spent more than $1.3 billion on capital, employee, and community partnerships in Illinois last year,” and while “some industries have relocated or reduced investments, Comcast has,” since 1996, “invested more than $6 billion in capital expenditures in Illinois”); Letter from David Hinderliter, Chicago Southland Chamber of Commerce, to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014) at 1 (arguing that “with the proposed transaction, Comcast . . . would continue to invest in our state, spurring positive economic growth on the local level”).

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•
Governor Tom Corbett calls Comcast “an important partner in keeping Pennsylvanians working, directly employing close to 12,000 of the state’s residents and supporting thousands of indirect jobs through its supplier community.”969

•
James Kenney, Philadelphia City Councilmember, remarks that, in a challenging job market “Comcast continues to hire employees from every sector of our communities at all levels of the company, from technicians to sales reps to roles in the corporate division.”970

•
The Economic Council of Palm Beach County praises Comcast as an “exemplary employer” that “employs almost 17,000 Florida residents, pays them a living wage and . . . offers one of the best benefit packages around, including healthcare and tuition reimbursement.”971

•
The Associated Industries of Massachusetts states that Comcast “employs more than 4,000 full-time employees who enjoy excellent benefits” and “is committed to education, job training, and leadership, as demonstrated by its investment of more than $2 million in on-job training and nearly $200,000 on tuition reimbursement for its employees in 2013 alone.”972

NHMC’s separate concerns that the Transaction might result in job losses affecting Applicants’ workforce diversity are nothing more than unsupported speculation and are also misplaced.973  NHMC correctly notes that both Comcast and TWC employ a high number of Latino employees.  Applicants are proud of this diversity, and there is no reason the Transaction will change that.  And Comcast is already on record that it does not anticipate reductions in customer-facing jobs.  As David L. Cohen has stated publicly, “most of our jobs are the

969           Letter from Governor Tom Corbett, Pennsylvania, to Chairman Wheeler, FCC (Aug. 21, 2014).

970           Letter from James Kenney, Councilmember, Philadelphia City Council, to Chairman Wheeler, FCC, at 1 (Aug. 14, 2014).

971           Letter from Daniel F. Martell, Economic Council of Palm Beach County, Inc., to Chairman Wheeler, FCC, at 1 (Aug. 22, 2014).

972           Letter from Richard Lord, Associated Industries of Massachusetts, to Chairman Wheeler and Commissioners, FCC, at 1 (Aug. 20, 2014).

973           NHMC Comments at 15-17.

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customer-facing jobs of technicians in call centers and local management and we don’t anticipate any reductions in those jobs.”974

The City of New York suggests that Comcast should commit to train and hire additional New York City residents.975  Since acquiring NBCUniversal in 2011, Comcast has created a couple thousand new jobs and invested over $1 billion in the state of New York.  And as a leading technology company, Comcast is continually hiring college graduates, and spends millions of dollars to train those hires.  Given the need for high-quality personnel, the excellent reputation of New York State’s higher education system, and Comcast’s participation in training and talent development programs, Comcast expects that it will continue to employ New York residents going forward.  However, this is not a transaction-specific issue, and the proposed condition would be inappropriate.

Writer’s Guild of America, East (“WGAE”) raises an issue involving a single labor-related election that the National Labor Relations Board (“NLRB”) conducted in June 2013 to determine whether certain producers, associate producers and casting directors associated with NBCUniversal wished to be represented by WGAE.976  NLRB has not announced the results of the election and, contrary to WGAE’s claims, NBCUniversal is not responsible for the delay.  That matter is still pending before the NLRB and has nothing to do with the Transaction.  The Commission has refused to consider similar unrelated labor issues in previous license transfer review proceedings, and should do the same here.977

974           Senator Patrick J. Leahy Holds a Hearing on the Comcast-Time Warner Cable Merger, Financial Markets Regulation Wire, at 28 (Apr. 9, 2014).

975           City of New York Comments at 5-6.

976           See Jonathan Handel, WGA East to NBCU’s Steve Burke: Let Us Count Union Votes, The Hollywood Reporter, Aug. 28, 2013, http://www.hollywoodreporter.com/news/wga-east-nbcus-steve-burke-614521.

977           See, e.g., Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from Tele-Communications, Inc., Transferor to AT&T Corp., Transferee, Memorandum Opinion and Order, 14 FCC Rcd. 3160 ¶¶ 140-141 (1999) (declining to consider the Communications Workers of America’s speculative, non-merger-specific employment-related claims); Application of WorldCom, Inc. and MCI Commc’ns Corp. for Transfer of Control, Memorandum Opinion and Order, 13 FCC Rcd. 18025 ¶ 213 (1998) (rejecting the Communications Workers of America’s employment-related objections to the transaction and concluding that the union’s prediction that the merger would have an adverse impact on telecommunications employees was “speculative” and “not . . . credible”).

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F.	Customer Privacy and Character Issues

Public Knowledge vaguely alleges that the Transaction will pose undefined “privacy concerns” by providing Comcast with access to additional consumer data, which it could then use to refine and enhance its ability to help advertisers reach their desired audiences.978  As a preliminary matter, beyond being vague and unsupported, this allegation is transparently not transaction-specific.  And in any event, the use of customer data is subject to well-established laws and policies.979  Moreover, Comcast takes very seriously its obligations to protect its customers’ privacy and complies fully with the privacy requirements in the Communications Act.  Thus, whatever alleged harm Public Knowledge envisions, it is not one that would arise from – and thus bears no relationship to – the Transaction.

In particular, Section 631 of the Communications Act, 47 U.S.C. § 551, places express requirements on cable operators’ protection of customer’s private information, and Comcast complies fully with those requirements.  As Comcast clearly informs customers, it uses only anonymized data “to distribute and deliver relevant programming and advertising to you without disclosing personally identifiable information about you to programmers or advertisers.”980

978           See Public Knowledge et al Petition to Deny at 48-50.

979           See 47 U.S.C. § 551.

980           Comcast Customer Privacy Notice at 3, available at http://cdn.comcast.com/~/Media/Files/Legal/CustomerPrivacy/CustomerPrivacy.pdf?vs=3 (emphasis added).

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Accordingly. the Commission should give no weight to Public Knowledge’s unfounded and irrelevant allegations.981

The California Public Utilities Commission (“CPUC”) notes that it has issued an Order Initiating Investigation (“OII”)982 involving the inadvertent release (by a Comcast contractor) of certain unlisted telephone numbers assigned to subscribers to Comcast Xfinity VoIP service.  CPUC encourages the Commission to consider the relevant facts that result from its OII “as they bear on the effect of the proposed license transfer on the public interest, as well as the applicants’ character and fitness to hold FCC licenses or authorizations.”983  Citing to the same matter, Greenlining Institute argues that the Commission should deny the Transaction because “Comcast lacks the requisite character to meet the requisite qualifications to transfer FCC licenses.”984

To be clear, the matter referenced by CPUC involved an inadvertent error in the process by which Comcast extracted (and consequently released) non-published listings to its vendor for publication on Comcast’s online directory Ecolisting and to third parties.  Once the error was identified, Comcast took immediate steps to fix it, to work with the vendor to remove all such listings, to investigate the period and extent of the inadvertent publication and to notify affected

981           Public Knowledge’s primary basis for its allegation that Comcast has a “flawed” track record regarding data protection practices is a reference to an ongoing proceeding at the California Public Utilities Commission regarding an incident involving the inadvertent release of unlisted telephone numbers.  As discussed below, this allegation is unfounded and, in all events, irrelevant to this proceeding.

982           Investigation on the Commission’s Own Motion into the Operations, Practices, and Conduct of Comcast Phone of California, LLC (U-5698-C) and its Related Entities (collectively “Comcast”) to Determine Whether Comcast Violated the Laws, Rules, and Regulations of this State in the Unauthorized Disclosure and Publication of Comcast Subscribers’ Unlisted Names, Telephone Numbers, and Addresses, Order Instituting Investigation into the Unauthorized Disclosure and Publication of Unlisted Telephone Numbers by Comcast, Investigation 13-10-003 (issued Oct. 8, 2013) (“OII.”).

983           California Public Utilities Commission Comments at 6 (citing Investigation on the Commission’s Own Motion into the Operations, Practices, and Conduct of Comcast Phone of California, LLC (U-5698-C) and its Related Entities (Collectively “Comcast”) to Determine Whether Comcast Violated the Laws, Rules, and Regulations of this State in the Unauthorized Disclosure and Publication of Comcast Subscribers’ Unlisted Names, Telephone Numbers, and Addresses, Order Instituting Investigation into the Unauthorized Disclosure and Publication of Unlisted Telephone Numbers by Comcast, Investigation 13-10-003 (issued Oct. 8, 2013)).

984           Greenlining Petition to Deny at 4-6.

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customers and provide them with refunds.  Comcast also established a dedicated toll-free number and worked with impacted customers who contacted the number to provide them with additional  remedies tailored to meet their individual needs, including free telephone number changes, additional service credits and reimbursements for home security systems.  On a going-forward basis, Comcast has taken a number of additional steps to improve its processes including implementing measures to validate the accuracy of the listing data it provides to its vendor, establishing an improved process for investigating non-published complaints, developing and implementing a refresher training module which reviews directory listing rules and order entry requirements, and commissioning its internal audit team to conduct a comprehensive assessment of Comcast’s policies, practices, and procedures regarding the directory listings.

In all events, this matter is not transaction-specific and should be given no weight on procedural grounds or on the merits.  Moreover, the Commission’s character inquiry involves separate analyses for Commission-related conduct and non-Commission related conduct, with a significantly narrower range of relevant conduct for the latter.985  In any analysis of alleged non-Commission misconduct, the Commission limits its consideration to “adjudicated, non-Commission related misconduct that include:  (1) felony convictions; (2) fraudulent

985           Application of Green Eagle Networks, Inc. and Convey Communications, Inc. for Commission Consent to the Assignment of Personal Communications Service Licenses, Memorandum Opinion and Order, 27 FCC Rcd. 5732 ¶ 14 (2012) (“Green Eagle Order”) (“With respect to Commission-related conduct, the Commission has stated that all violations of provisions of the Act, or of the Commission’s rules or polices, are predictive of an applicant’s future truthfulness and reliability, and thus have a bearing on an applicant’s character qualifications.”); see also Policy Regarding Character Qualifications in Broadcast Licensing; Amendment of Rules of Broadcast Practice and Procedure Relating to Written Responses to Commission Inquiries and the Making of Misrepresentations to the Commission by Permittees and Licensees, Report, Order and Policy Statement, 102 F.C.C.2d 1179 ¶ 23 (1986) (“Policy Regarding Character Qualifications”) (“We will be concerned with misconduct which violates the Communications Act or a Commission rule or policy, and with certain specified non-FCC misconduct which demonstrate the proclivity of an applicant to deal truthfully with the Commission and to comply with our rules and policies.”).

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misrepresentations to governmental units (which requires an element of intent);986 and (3) violations of antitrust or other laws protecting competition.”987

Here, the CPUC’s investigation is still pending and, thus, as a threshold matter, there is no adjudicated decision finding any violation of any state law.  More critically, however, the alleged misconduct at issue in the OII does not involve any of the types of misconduct enumerated above.  The state laws at issue in the investigation are PU Code section 2981.1 (prohibiting the sale and licensing of unlisted numbers); PU Code section 451(requiring all charges, services, instrumentalities, and rules of a public utility to be just and reasonable); and California’s Constitutional right to privacy (Article I, § 13).988

The Commission has consistently found Comcast to have the requisite character qualifications to hold Commission licenses in prior review proceedings.  Nothing about this single, isolated incident seriously calls into question Comcast’s continued qualifications to hold the licenses at issue here.989

986           The Commission defines misrepresentation as “an intentional misrepresentation of fact intended to deceive.”  Applications for Consent to Transfer of Control from License Subsidiaries of Allbritton Commc'ns Co. to Sinclair Television Group, Inc., Memorandum Opinion and Order, 29 FCC Rcd. 9156 ¶ 39 (MB 2014).  Lack of candor exists when an applicant breaches its duty “to be fully forthcoming as to all facts and information relevant to a matter before the FCC, whether or not such information is particularly elicited.”  Id.  The Commission will not disqualify an applicant, however, for a negligent omission; “intent to deceive [is] an essential element of a misrepresentation or lack of candor showing.”  Id.  An intent to deceive is established when “factual evidence” shows that “the inconsistency involved an intent to deceive. . . .”  Id.

987           Green Eagle Order ¶ 14 (emphasis added).

988           See OII at 13-14.

989           As he did in the NBCUniversal proceeding, Elan Feldman filed a Petition to Deny in this proceeding related to a long-time grievance he has had with Comcast.  See Elan Feldman Petition to Deny.  The Commission fully addressed and rejected precisely the same claims in its NBCUniversal Order in considering Comcast’s character qualifications, see NBCUniversal Order ¶¶ 278-279, and Mr. Feldman provides absolutely no basis for the Commission to revisit its prior conclusion in the current Transaction, see id. at 279 (“Mr. Feldman’s dispute with Comcast does not call into question Comcast’s character qualifications.”).  Similarly, Mr. Peter’s claim the Transaction would somehow lead to more adult programming is unsubstantiated and unrelated to the Transaction.  See Robert W. Peters Comments at 6.

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G.	Municipal Broadband

 The handful of criticisms regarding Comcast’s position on municipal broadband are not accurate and have no direct connection to this proceeding.  In, addition, the Commission is considering this issue in an industry-wide proceeding.990  Proposals to impose conditions to promote municipal broadband should therefore be rejected.991  However, Comcast takes this opportunity to clarify its position on this issue, since it has been mischaracterized by some.

Comcast believes that cities and other governmental bodies should think carefully before entering the broadband business where private investments are occurring – especially at a time when other priorities, like transportation infrastructure, desperately need public funds.  Government-owned broadband networks are risky and costly, and many have failed and have left residents holding the bag with substantial debt.992  Continuing and expanding private investment in broadband networks is the best way for America to keep its position as the preeminent Internet

990           See Pleading Cycle Established for Comments on Electric Power Board and City of Wilson Petitions, Pursuant to Section 706 of the Telecommunications Act of 1996, Seeking Preemption of State Laws Restricting the Deployment of Certain Broadband Networks, Public Notice, 29 FCC Rcd. 9239 (2014).

991           See Open Media et al. Comments at 4; Seattle City Council Member Nick Licata Comments at 1; NATOA Comments at 5-6; Public Knowledge et al. Petition to Deny at 4.

992           For example, the city of Groton, Connecticut, remains responsible for repaying more than $20 million in loans after selling its fiber network at a loss of more than $30 million.  See Charles M. Davidson & Michael J. Santorelli, Advanced Communications Law & Policy Institute at New York Law School, Understanding The Debate Over Government-Owned Broadband Networks: Context, Lessons Learned, and a Way Forward for Policy Makers, Groton Case Study, at 2-3 (June 2014), http://www.nyls.edu/advanced-communications-law-and-policy-institute/wp-content/uploads/sites/169/2013/08/ACLP-%E2%80%93-Groton-Case-Study-%E2%80%93-June-2014.pdf.  Similarly, Lafayette, Louisiana, which launched a broadband network in 2009, has a debt in excess of $150 million and keeps pushing back the date that the network is expected to be self-sustainable – most recently, to 2015.  See Charles M. Davidson & Michael J. Santorelli, Advanced Communications Law & Policy Institute at New York Law School, Understanding The Debate Over Government-Owned Broadband Networks:  Context, Lessons Learned, and a Way Forward for Policy Makers, Lafayette Case Study, at 3 (June 2014), http://www.nyls.edu/advanced-communications-law-and-policy-institute/wp-content/uploads/sites/169/2013/08/ACLP-%E2%80%93-Lafayette-Case-Study-%E2%80%93-June-2014.pdf.  Additionally, in 2002, 16 cities in Utah joined together to build the UTOPIA broadband network, which, more than a decade later, has yet to turn a profit; the network has a negative net value of $120 million and owes $500 million in interest payments through 2040.  See Ellis Smith, Chattanooga's high-speed broadband brings high-stakes battle over EPB expansion, Times Free Press, Aug. 29, 2014, available at http://www.timesfreepress.com/news/2014/aug/29/high-speed-broadband-brings-high-stakes-battle/.

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economy in the world with the most advanced networks.993  As TechFreedom observes, government ownership of broadband networks risks undermining incentives for continued private investment in broadband networks.994

At the same time, however, the claim that Comcast has been attempting to outlaw municipal broadband is simply erroneous.  Although, as noted above, Comcast has concerns about the wisdom of municipal broadband initiatives and has express those concerns to state and local governments, it does not advocate for legal prohibition of such programs.  In any event, calls for the Commission to preempt state laws are completely unrelated to this Transaction, and, as noted, are being considered by the Commission in an ongoing proceeding.995  They thus need not and should not be considered here.

H.	Wholesale Access

TEXATEL broadly demands that Comcast be required to “pursue an active and viable wholesale business,” while the Maine RLECs ask the Commission to subject the combined company to ILEC-style unbundling requirements, complete with TELRIC pricing.996 There is no basis for imposing any such wholesale obligations on Comcast, let alone a condition modeled on

993           See Remarks of Chairman Wheeler, FCC, National Cable and Telecommunications Association (Apr. 30, 2014), available at https://apps.fcc.gov/edocs_public/attachmatch/DOC-326852A1.pdf (“[W]e believe that the private sector must play the leading role in extended broadband networks to every American.”).

994           TechFreedom Comments at 8; see also Charles M. Davidson & Michael J. Santorelli, Advanced Communications Law & Policy Institute at New York Law School, Understanding The Debate Over Government-Owned Broadband Networks:  Context, Lessons Learned, and a Way Forward for Policy Makers, Lafayette Case Study, at xiv (June 2014) (“Positioning a municipal network as a vehicle for spurring competition in a local broadband market could ultimately undermine market forces and harm consumers.”), http://www.nyls.edu/advanced-communications-law-and-policy-institute/wp-content/uploads/sites/169/2013/08/ACLP-%E2%80%93-Lafayette-Case-Study-%E2%80%93-June-2014.pdf.

995           See Pleading Cycle Established for Comments on Electric Power Board and City of Wilson Petitions, Pursuant to Section 706 of the Telecommunications Act of 1996, Seeking Preemption of State Laws Restricting the Deployment of Certain Broadband Networks, Public Notice, 29 FCC Rcd. 9239 (2014).

996           TEXATEL Comments at 2-3; Maine RLECs Petition to Deny at 9-10 (urging adoption of requirement to make dark fiber, interoffice facilities, and fiber to the premises “accessible to competitors on reasonable terms at any technically feasible point and at rates based on TWC’s total element long run incremental costs”).

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the unbundling provisions that Congress enacted solely to apply to beneficiaries of a century-long monopoly.  Because there will be no reduction in competition within the broadband, video, voice, or any other service market, there is no transaction-specific harm that could even remotely justify draconian mandates of this kind.997

Such a requirement is particularly unwarranted in light of the fact that, as noted above in Section IV.B.6, Comcast has agreed to extend and enhance the wholesale business services arrangements that TWC has already established, thereby underscoring Comcast’s commitment to fostering  greater business service competition.

Moreover, any such condition would actually create irremediable and overwhelming harm to the public interest by reducing the incentives of all market participants – not only for Comcast but also for its competitors – to deploy new facilities and improve service, while also imposing substantial costs that would be borne by consumers.  Comcast is an insurgent in the business services market, and is fully prepared to expand its investment and presence in an effort to bring much-needed competition to incumbent LECs.  One sure-fire way to dampen these investments and impair these prospects would be to hamstring Comcast with a wholesale access condition.

997           Similarly, the contention of Spot On Networks, LLC (“Spot On”) that Comcast should be subject to a wholesale access requirement for a third-party Wi-Fi services – whether in commercial location or multiple dwelling units – is without merit.  See Spot On Comments at 15.  As shown above and in the Public Interest Statement, one of the many benefits that Comcast will bring to the acquired systems is a greater focus on and investment in Wi-Fi services and greater competition in backhaul services.  Those benefits of scale and greater investment incentives would be jeopardized if the combined company were required to permit Spot On to be an intermediary between Comcast and the customers it hopes to serve.  Like TWC, where it has made business sense, Comcast has entered into arrangements with certain providers – including Spot On – on commercial terms.  Spot On’s allegations that Comcast has refused to deal with Spot On and imposed a “nationwide ‘moratorium’” in backhaul services on it, see Spot On Comments at 6, 11, are both erroneous and irrelevant.  Spot On Networks mischaracterizes its relationship with Comcast, and has been illegally reselling Comcast’s service to MDU residents, in plain violation of the applicable contract terms.  Far from targeting Spot On Networks with a “moratorium,” Comcast has offered to sell Spot On a service that is appropriate for its business, even though it is under no legal obligation to do so.  There is thus no need for the Commission to remedy this contractual violation with any conditions (including by prohibiting “predatory” retail pricing or by penalizing Comcast $100,000 per day for any violation).  See id.

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For these and other reasons, the Commission has rightly – and repeatedly – rejected prior proposals to subject cable operators to open access, resale, or comparable wholesale obligations, both in industry-wide proceedings and in reviews of specific transactions.998  It should do so once again here.

I.	iN Demand

IFTA and Herring wrongly assert that Comcast is using its ownership interest in iN Demand to harm competition in the VOD marketplace, and will have increased incentives and ability to do so post-transaction.999  To address these purported harms, Herring urges the Commission to require Comcast to divest its ownership interest in iN Demand, while IFTA asks the Commission to deny the applications.1000  These allegations fundamentally misconstrue Comcast’s relationship with iN Demand and ignore the intense competition in the marketplace for VOD services.  In all events, their requests are wholly non-transaction-related and should be rejected.

998           Inquiry Concerning High-Speed Access to the Internet Over Cable and Other Facilities, Declaratory Ruling and Notice of Proposed Rulemaking, 17 FCC Rcd. 4798 ¶¶ 46-47 (2002); Comcast-NBCUniversal Order ¶ 101 n.224; Adelphia Order ¶ 222; Comcast-AT&T Broadband Order ¶ 141; AT&T-MediaOne Order ¶ 128; Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from Tele-Communications, Inc., Transferor, to AT&T Corp., Transferee, Memorandum Opinion and Order, 14 FCC Rcd. 3160 ¶ 29 (1999).  On one occasion in 2001, the Commission experimented with such a condition, finding it appropriate to supplement an open access requirement imposed by the FTC in connection with the merger of AOL and Time Warner Inc. due to unique factors at that time relating to the lack of widespread DSL and vertical integration concerns.  That rationale does not apply here, but in any event, the Commission eventually eliminated that condition based on changed circumstances.  Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations by Time Warner Inc. and America Online, Inc., Transferors, to AOL Time Warner Inc., Transferee, Order, 27 FCC Rcd. 11508 ¶ 4 (2012).  The resale and “unbundled network element” regimes in the Telecommunications Act of 1996 (“1996 Act”) do not change the above analyses or conclusions.  Rather, those were exceptional provisions, applicable only to ILECs, and based on Congress’s assessment of the unique circumstances applicable to that industry.  See Verizon Commc’ns Inc. v. FCC, 535 U.S. 467, 488-89 (2002) (observing that the local competition provisions of the Act represented a significant departure from traditional regulatory practice); DOJ Amicus Brief, Verizon v. Law Offices of Curtis V. Trinko, LLP, at 18 (filed May 23, 2003) (explaining that the provisions of the 1996 Act applicable to ILECs rest on Congress’s “industry-specific determination” to depart from general antitrust principles and take a “distinctly different approach” to promoting competition).

999           See IFTA Comments at 5-8; Herring Broadcasting Comments (Letter 1).

1000           See IFTA Comments at 5-8; Herring Broadcasting Comments (Letter 2).

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Comcast currently owns a 53.7 percent economic interest in iN Demand, and, as the Commission has previously recognized, does not exercise control over the company.1001  Although Comcast’s economic interest in the company will increase to 84 percent after the Transaction, Comcast will not control the company any more post-transaction than it does today.  [[ ]] Thus, post-transaction Comcast will not have unilateral control to approve key actions of iN Demand relating to operations of the company or to video programming decisions.1002  Its relative influence in such decisions will remain unchanged.

Herring points to its complaints filed at the Commission to try to establish a history of anticompetitive behavior by iN Demand,1003 but all four of those complaints were denied by the Commission.1004  A series of unfounded complaints does not translate into an actionable argument in this proceeding.  IFTA’s claims that iN Demand is a “gatekeeper” with inordinate market leverage and quasi-monopolistic power to foreclose independent content from reaching an audience are equally baseless.1005  The marketplace for VOD services is highly competitive.  For example, Vubiquity (formerly Avail-TVN) bills itself as “the industry’s single-source for on-demand programming,”1006 and competes vigorously with iN Demand to obtain VOD content

1001           See Revision of the Commission’s Program Access Rules, Report and Order, 27 FCC Rcd. 12605 n.89 (2012) (“In addition, given Comcast’s previous statements that it cannot control decisionmaking at iN Demand, the NPRM proposed to consider iN Demand as Comcast-affiliated, but not Comcast-controlled.  No commenter opposed this characterization, thus we consider the iN Demand networks to be Comcast-affiliated, but not Comcast-controlled, for purposes of the estimates in this Order.”).

1002           See IFTA Comments at 5-8; Herring Broadcasting Comments (Letter 2).

1003           Herring Broadcasting Comments (Letter 2).

1004           Herring Broad., Inc. v. Time Warner Cable Inc., Recommended Decision of Chief Administrative Law Judge Richard L. Sippel, 24 FCC Rcd. 12967 (2009) (“WealthTV ALJ Decision”); see also Herring Broad., Inc. v. Time Warner Cable Inc., Memorandum Opinion & Order, 26 FCC Rcd. 8971 (2011) (“WealthTV FCC Order”) (adopting the conclusions of the Wealth TV ALJ Decision), aff’d, Herring Broad., Inc v. FCC, No. 11-73134 (9th Cir. Mar. 14, 2013).

1005           IFTA Comments at 5-7.

1006           Vubiquity VOD, http://www.vubiquity.com/service-providers/vod (last visited Sept. 4, 2014).

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from programmers and to sell VOD packages to MVPDs.  In fact, Comcast’s cable systems today receive VOD content from both Vubiquity and iN Demand.

Further, Programmers can market VOD content directly to MVPDs rather than using third-party aggregators like iN Demand or Vubiquity.  For instance, IFTA and Comcast are parties to an agreement whereby Comcast Cable has agreed to distribute at least 10 feature-length programs offered by IFTA members each month on VOD.  The agreement has been in force for more than two years and recently was extended through November 2014.  Since the agreement was entered, Comcast Cable has distributed every title offered by IFTA.  More generally, independent or “indie” film is an important genre for the company:  Comcast’s partnerships with indie film houses have grown the last few years; Comcast pioneered the same-day-as theatrical release offering with IFC films on Xfinity On Demand; and the company launched an indie film microsite to promote indie films.1007

The various claims and proposed conditions regarding iN Demand, therefore, are non-transaction-specific, inconsistent with marketplace realities, and should be rejected.

J.	Headend in the Sky

CenturyLink theorizes that, post-transaction, Comcast may choose not to offer its Headend in the Sky (“HITS”) transport service to some or all the small cable operators in geographic areas that are adjacent to or overlap with TWC systems.  CenturyLink thus urges the Commission to require Comcast to commit to offer HITS at current rates for seven years, or, alternatively, to require that Comcast renew the HITS commitments it made in the Comcast-AT&T Broadband transaction.1008  These concerns are non-transaction-specific, lack any

1007	Michael Imbesi, Tribeca Talks: Comcast on Independent Film, Comcast Voices (Apr. 25, 2013).

1008 See CenturyLink Comments at 35-37.

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supporting facts, and have repeatedly been rejected by the Commission.  The Commission should similarly reject them here.

The HITS transport service aggregates and transmits digital video programming via satellite to cable operators and other MVPDs, which in turn transmit that content to their subscribers.  In order to provide these services, Comcast Media Center (“CMC,” which is the corporate parent of HITS) obtains non-exclusive rights from programming networks to multiplex and uplink their content to leased satellite transponders for transmission to the headends of MVPDs that purchase HITS.  The majority of programming networks with which CMC deals are unaffiliated with Comcast.  MVPDs that use CMC must separately contract with each of the networks for rights to distribute the programming to their customers; the networks, not CMC, control contractual access to their programming.

CenturyLink advances no basis for its theory that Comcast will discontinue HITS to some market participants post-transaction.  Among other things, CenturyLink cannot show that Comcast withholds HITS’s service today from small cable systems adjacent to or overlapping with Comcast’s systems, and it is thus unclear why Comcast would choose to degrade the HITS business post-transaction by engaging in such conduct.

In any event, CMC’s cable operators are not dependent on HITS.  Transport services also are available from Vubiquity, which recently announced that its “LiveVU solution can help deliver bandwidth and network capacity savings, mitigate the need for costly headend upgrades and STB replacement, and provide the springboard for future monetization services, for MSOs nationwide.”1009  And MVPDs increasingly obtain their video programming directly from programmers (via so-called “direct feeds”) or self-provide by distributing linear feeds to their

1009           Press Release, Vubiquity, Inc., Vubiquity Adds a Slate of New MPEG-2 and MPEG-4 Channels To Its LiveVU Linear Platform (July 28, 2014), http://www.vubiquity.com/node/360.

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systems over their own fiber networks.  CenturyLink’s assertion that such direct feeds or terrestrial fiber solutions are “prohibitive” is not true.1010

Finally, Comcast notes that similar HITS-related concerns were raised in the context of the Comcast-AT&T Broadband transaction in 2002, and again in the context of Comcast’s acquisition of NBCUniversal.  In the Comcast-AT&T Broadband transaction, Comcast voluntarily made certain commitments with respect to the provision of HITS service to small cable providers, but the Commission nevertheless found that “there are several alternative sources of digital programming, including direct feed options from the programmers themselves” and that the applicants “would not have the ability to prevent competing MVPDs from gaining access to other digital programming packages.”1011  In light of these marketplace realities, the Commission rejected proposed HITS-related conditions in its approval order.1012  In the NBCUniversal proceeding, the Commission again declined to impose conditions regarding HITS, notwithstanding similar arguments raised by NTCA.1013  It should do so again here.

K.	Broadcaster Issues

Sinclair and the NBC Affiliates raise various concerns that have nothing to do with this Transaction.  Their various proposals either relate to broadcast industry issues writ large or to their own particular economic self-interests.1014

1010           CenturyLink Comments at 37.

1011           Comcast-AT&T Broadband Order ¶ 116.

1012           See id.

1013           See Comcast-NBCUniversal Order (the order approving the merger does not address arguments regarding CMC or HITS.).

1014           See Sinclair Petition to Deny at 15-20; NBC Affiliates Comments at 6-7; see also supra Section IV.C.3 for a discussion of Sinclair’s equally groundless claims regarding Comcast’s alleged buyer power.  The National Association of Broadcasters (“NAB”) declined to comment on the substance of the Transaction.  See NAB Comments at 2.

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Many of Sinclair’s individual contentions – when not simply voicing unsupported speculation about possible harms that the Transaction might theoretically cause1015 – center on nothing more than the company’s frustrations with industry-wide broadcast regulations, and thus will be unaffected by the Transaction and provide no basis for conditions.  Sinclair also focuses on issues concerning network-affiliate compensation arrangements, but these, too, are industry-wide matters that are by no means transaction-specific.  In addition, the NBCUniversal conditions regarding network affiliation and retransmission consent will extend to the newly acquired cable systems and therefore fully address any reasonable concerns relating to Comcast’s role in broadcasting and cable.1016  And while the NBC affiliates may have had legitimate issues with the NBCUniversal transaction, those issues are simply not present in the instant Transaction, where Comcast will gain seven million cable customers, relatively few programming assets, and no broadcast stations.  Any legitimate issues the affiliates may have had three years ago have, in any event, been proved not to be problems related to the actual behavior of Comcast and NBCUniversal in building and recommitting to the broadcast business.

Sinclair also makes various inchoate arguments concerning such matters as local advertising sales, broad rights to content, or carriage of future offerings.1017  It provides no

1015           See, e.g., Sinclair Petition to Deny at 4 (claiming that “[t]he combined company could have sufficient size and scale . . . to drive [competing programmers] out of business”); id. at 9 (“Should Comcast treat local broadcast television stations in a discriminatory manner, this could adversely affect a broadcaster’s business”); id. at 13 (“The transaction could provide the parties with the ability to shift fees from broadcast to cable.”).  The Sinclair Petition’s showing falls well fall short of the “specific allegations of fact” required to meet the prima facie benchmark for petitions to deny, see, e.g., Applications of Cellco Partnership d/b/a Verizon Wireless and Atlantis Holdings LLC, Memorandum Opinion and Order and Declaratory Ruling, 23 FCC Rcd. 17444 ¶ 212 (2008) (citing 47 C.F.R. § 1.939(d) in rejecting petitioner allegations as purely speculative), as well as the requisite relationship to the transaction at issue, id. ¶ 29.

1016           Comcast-TWC Public Interest Statement at 109-110; see also supra Section III.F.2.

1017           Sinclair Petition to Deny at 9-10, 15-16, 18-20.  These requests appear similarly untethered to the facts of this Transaction.  Indeed, many of the conditions proposed by Sinclair are self-serving and baseless, and should, therefore, be rejected.  See id. at 15-19.

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comprehensible explanation of why these issues have any valid nexus to the Transaction; and they do not.

The wish list continues:  Sinclair calls for a condition that would bar Applicants from ever objecting to a “new, next generation broadcast technology standard,” presumably including Sinclair’s favored alternative, without contending that any of the Applicants has ever been an impediment or that the Transaction would somehow create a relevant issue in this regard.1018  Next, Sinclair asks for a condition that would prohibit Applicants from “discouraging or preventing content owners” from participating in the delivery of content via “broadcast-to-mobile enabled devices.”1019  Again, Sinclair makes no showing that Comcast or the other Applicants has ever done so or would do so, now or as a result of the Transaction.  Similarly, the NBC Affiliates’ “issues” are a largely fact-free recitation of concerns that have been addressed by the ongoing NBCUniversal commitments, and that are in any case not triggered by this Transaction, which is not a vertical one.  Their sole theory is that, by increasing its number of cable subscribers, the Transaction will make Comcast more focused on its cable business.1020  That becomes the springboard for asking the Commission to double the duration of Comcast’s existing commitments1021 – all of which extend, by their current terms, for many years yet.

In short, neither Sinclair nor the NBC Affiliates rebuts Applicants’ demonstration that the Transaction will contribute to the health of the broadcast industry by extending existing protections for broadcasting generally, and the NBC Affiliates in particular, to the acquired

1018           Id. at 17-18.  This appears to be a reference to ongoing discussions within – and outside of – the Advanced Television Systems Committee about the right options for the next digital television standard.  See, e.g., Phil Kurz, Sinclair-Coherent Plan Alternative to ATSC 3.0, TV NewsCheck, May 6, 2014, available at http://www.tvnewscheck.com/article/76125/sinclaircoherent-plan-alternative-to-atsc-30.

1019           Sinclair Petition to Deny at 19.

1020           NBC Affiliates Comments at 3.

1021           Id. at 6-7.

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 markets.  Their litany of arguments are unsubstantiated and amorphous, and their calls for imposing greater conditions are not transaction-specific and should be rejected.

L.	Beach TV

Beach TV Cable Co., Inc. d/b/a Key TV (“Beach TV”) seeks to use this proceeding to gain more favorable carriage on Comcast’s cable systems than it is entitled to obtain through the leased access provisions of the Communications Act.  Although Beach TV has admitted that it is not among the few LPTV broadcasters that possess must-carry rights, it nonetheless claims that Comcast’s decision to carry some LPTV broadcasters (referred to by Beach TV as “Carried LPTV’s”) pursuant to voluntary retransmission consent agreements necessarily requires that it do the same for all other LPTV broadcasters.1022  Beach TV then tries to link its request to the Transaction by arguing (somewhat confusingly) that Comcast’s apparently more extensive carriage of LPTV stations than TWC’s should be a cause for Commission concern.1023  Both claims are meritless.

Beach TV’s claim that Comcast is “discriminating” among LPTV stations because it has chosen to enter into retransmission consent agreements with some LPTV stations but not others makes no sense.1024  There can be no conceivable legal obligation to carry all LPTV stations equally when even Congress has recognized that not all LPTV stations should be entitled to equal carriage.  Comcast is free to enter into retransmission consent deals with some LPTV stations and not others based on its editorial discretion and business judgment, and its decision to

1022           See Beach TV Comments at 4-5.
1023           See id. at 4-5.  In the alternative, Beach TV demands that the Commission permit it to invoke the confiscatory leased access rates that were adopted in 2007 but have been stayed by the U.S. Court of Appeals for the Sixth Circuit.  See Nat’l Cable & Telecomms. Ass’n v. FCC, No. 08-3369 (and consolidated cases), Stay Order (6th Cir. May 22, 2008).  Comcast’s current leased access rate is in full compliance with the rate formula that is in effect, and there is no rational reason to apply a rate formula that has been stayed by federal courts to Beach TV.
1024           See Beach TV Comments at 4-5.

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 do so does not suddenly create a compulsion to carry all others.  Those LPTV stations that do not have must-carry rights or a retransmission consent agreement with Comcast have the option of arranging carriage under the leased access provisions – precisely as Beach TV has done.

Beach TV’s effort to make its issue transaction-specific is equally baseless.  First and foremost – Beach TV is pursuing this precise claim in federal court litigation against Comcast.1025  That is decisive in and of itself.1026  Second, Beach TV’s theory here makes no sense.  Beach TV claims that Comcast and TWC both “favor” Spanish-language LPTV stations over other LPTV stations by carrying more of them pursuant to retransmission consent arrangements, and that Comcast’s “discrimination is far more insidious” than TWC’s because (1) “Comcast favors Spanish language programming by a significantly larger margin” than TWC and (2) “there are twice as many Carried LPTV’s on Comcast systems as on Time Warner systems.”1027  But Comcast’s elective carriage of a greater proportion of diverse LPTV programming than TWC is hardly a basis for regulatory concern – in fact, the extension of this philosophy into the TWC footprint is a recognizable public interest benefit.  And Beach TV’s claim that Comcast’s greater carriage of LPTV stations will somehow diminish the advertising dollars that will be spent at LPTV stations that are not carried, leading “[e]ventually” to a “tipping point” at which “only Carried LPTV’s will survive,”1028 is impossible to reconcile with the fact that vast numbers of LPTV stations – Spanish-language and non-Spanish-language alike

1025           See Defendant Comcast of Florida/Georgia, LLC’s Motion To Dismiss the First Amended Complaint, Beach TV Cable Co. Inc. d/b/a Key TV v. Comcast of Florida/Georgia, LLC d/b/a Comcast, No. 13-10119 (S.D. Fla. Sept. 9, 2013) (pending).

1026           See, e.g., Applications for Consent to the Transfer of Control of Licenses from Comcast Corp. and AT&T Corp., Transferors, to AT&T Comcast Corporation, Transferee, Order on Reconsideration, 25 FCC Rcd. 3492 ¶ 8 n.24 (“The Commission’s longstanding policy is that ‘[w]e will not take cognizance of non-FCC misconduct . . . unless it is adjudicated.’”) (quoting Policy Regarding Character Qualifications ¶ 48).

1027           Beach TV Comments at 4.

1028           Id. at 5.

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 – remain on the air in the twenty-some markets that Beach TV purportedly analyzed, and in numerous other markets as well, even though they neither have must-carry rights nor retransmission consent arrangements.

M.	Future Industry Consolidation

The Commission likewise should dismiss generic concerns that approval of this Transaction may prompt further industry consolidation.1029  As a matter of law and sound public policy, and consistent with well-established Commission precedent, generic and speculative concerns about future transactions can have no bearing on the Commission’s analysis of the license transfer application before it.  The Commission has long recognized – and courts have affirmed – that the Commission’s duty is to review only the proposed transaction before it based on actual record evidence.1030  “Mere possibilities are not of decisive significance in competitive analysis.”1031  Accordingly, this Transaction must be considered on its own merits, not in connection with any other transaction.  Any suggestions to the contrary should be rejected, just as the Commission has properly rejected similar proposals in past review proceedings.1032

1029           See, e.g., Frontier Petition to Deny at 4-5 (asserting that this Transaction has triggered an “arms race”); ITTA Petition to Deny at 6-7; Consumers Union Petition to Deny at 49; Public Knowledge et al. Petition to Deny at 43.

1030           See, e.g., Adelphia Order ¶ 72 (2006) (limiting analysis to “the facts and evidence presented in the record”).

1031           Bell Atl. Mobile Sys., Inc. and NYNEX Mobile Commc’ns Co., Memorandum Opinion and Order, 12 FCC Rcd. 22280 ¶ 9 (1997) (quoting United States v. Marine Bancorporation, 418 U.S. 602, 623 (1974)); see also United States v. FCC, 652 F.2d 72, 99 (D.C. Cir. 1980) (en banc) (same); SBC Commc’ns, Inc. v. FCC, 56 F.3d 1484, 1494 (D.C. Cir. 1995) (same).

1032           See SBC-AT&T Merger Order ¶ 149 n.435 (“We reject as fundamentally speculative commenters’ concerns that other BOCs will acquire the remaining independent facilities-based interexchange carriers.  No such mergers are pending before the Commission and, in any event, the Commission could address any concerns arising from such mergers when, and if, they are presented to the Commission for approval.”); see also Verizon Commc’ns Inc. and MCI, Inc. Applications for Approval of Transfer of Control, Memorandum Opinion and Order, 20 FCC Rcd. 18433 ¶ 148 n.430 (2005) (same).  Cf. id. at 18573, Statement of Commissioner Kathleen Q. Abernathy (“It should not be standard operating procedure to craft company-specific merger conditions to address unknown and hypothetical competitive threats.”); Application of AT&T Mobility Spectrum LLC and Aloha Partners II, L.P.; For Consent to Assign Advanced Wireless Services A, B and C Block Licenses, Order, ULS File No. 0006065982, ¶ 6 (WTB July 22, 2014) (rejecting “general concerns” that a specific transaction would result in future spectrum aggregation).

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To be sure, the Commission now has another major transaction before it, one that involves two of Comcast’s most formidable competitors, AT&T & DirecTV.  As noted above, if the AT&T-DirecTV transaction is approved – making AT&T almost as big as the post-transaction company here would be and larger than Comcast is today – Comcast will face even more competition for video, Internet, and voice services.  But that transaction should and will be judged on its own merits, in its own docket.

For purposes of this docket, only two simple points matter.  First, neither the approval nor disapproval of AT&T’s proposed acquisition of DirecTV would reduce the substantial public interest benefits that Applicants have shown here will result from Comcast’s acquisition of TWC and the associated transactions with Charter and GreatLand.  Second, neither the approval nor disapproval of AT&T’s proposed acquisition of DirecTV would weaken Applicants’ showing here that no competitive or public interest harms will result from Comcast’s acquisition of TWC and the associated transactions with Charter and GreatLand.  In short, Applicants here have more than met their burden of demonstrating that the Transaction warrants the Commission’s approval, no matter what the Commission decides with respect to AT&T-DirecTV.

VI.	CONCLUSION

For the foregoing reasons, the Transaction serves the public interest, convenience, and necessity.  Applicants respectfully request that the Commission expeditiously complete its review and grant the applications.

(WTB July 22, 2014) (rejecting “general concerns” that a specific transaction would result in future spectrum aggregation).

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.